

2023 Annual Report

including Financial Statements and
Corporate Responsibility Report

About us

RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Contents



To download the full Annual Report and for further information about our Company visit relx.com

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

2023 highlights

RELX financial highlights

- Revenue £9,161m (£8,553m), underlying growth +8%
- Adjusted operating profit £3,030m (£2,683m), underlying growth +13%
- Adjusted EPS 114.0p (102.2p), constant currency growth +11%
- Reported operating profit £2,682m (£2,323m)
- Reported EPS 94.1p (85.2p)
- Proposed full-year dividend 58.8p (54.6p) +8%
- Net debt/EBITDA 2.0x (2.1x); adjusted cash flow conversion 98% (101%)

Prior year comparatives are represented in brackets.

RELX financial summary

ADJUSTED FIGURES For the year ended 31 December	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	8,553	**9,161**	+7%	+7%	+8%
EBITDA	3,174	**3,544**			
Operating profit	2,683	**3,030**	+13%	+12%	+13%
Operating margin	31.4%	**33.1%**			
Profit before tax	2,489	**2,716**			
Net profit attributable to shareholders	1,961	**2,156**			
Cash flow	2,709	**2,962**			
Cash flow conversion	101%	**98%**			
Return on invested capital	12.5%	**14.0%**			
Earnings per share	102.2p	**114.0p**	+12%	+11%	

DIVIDEND For the year ended 31 December	2022	2023	Change
Ordinary dividend per share	54.6p	**58.8p**	+8%

REPORTED FIGURES For the year ended 31 December	2022 £m	2023 £m	Change
Revenue	8,553	**9,161**	+7%
Operating profit	2,323	**2,682**	+15%
Profit before tax	2,113	**2,295**	
Net profit attributable to shareholders	1,634	**1,781**	
Net margin	19.1%	**19.4%**	
Cash generated from operations	3,061	**3,370**	
Net debt	6,604	**6,446**	
Earnings per share	85.2p	**94.1p**	+10%

RELX corporate responsibility summary

REPORTED FIGURES For the year ended 31 December	2022	2023	Change
Percentage of women senior leaders	31%	**31%**	
Market value of cash and in-kind donations (£m)	22.6	**23.4**	+4%
Number of supplier code signatories	4,467	**5,322**	+19%
Scope 1 + Scope 2 (location-based) emissions (tCO$_2$e)	42,481	**40,933**	-4%
Waste sent to landfill (t)	73	**45**	-38%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 222 to 230. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'.

Chair's statement





RELX had another year of strong growth in 2023 as it continues to execute well on its strategic priorities. As RELX has continued to execute its strategy, it has also delivered strong shareholder returns and received external recognition for its Corporate Responsibility performance.

Paul Walker, Chair

RELX had another year of strong growth in 2023 as the company continues to execute well on its strategic priorities. I am particularly pleased that all business areas have performed strongly. Underlying revenue growth was 8%, with underlying adjusted operating profit growth of 13%. Adjusted earnings per share grew 11% at constant currency to 114.0p (102.2p). Reported earnings per share were 94.1p (85.2p). As RELX has continued to execute its strategy, it has also delivered strong shareholder returns. In the decade to the end of 2023, RELX has delivered Total Shareholder Returns of 347%, compared with 67% for the FTSE100 over the same period.

Culture and Employee Engagement

RELX places significant emphasis on the way we do business and on acting with integrity and in accordance with the highest ethical standards. Our commitment is set out in our statement on Purpose, strategy, values and culture on page 116 of this report and we strive to ensure decisions taken are aligned with RELX's values. We also believe maintaining high levels of employee engagement is an important driver of growth in the business. The Board draws insights about culture and employee engagement from a range of sources including annual employee opinion surveys and the activities of our dedicated Non-Executive Director responsible for employee engagement, which facilitate a direct link with the Board and allow it to further understand and consider the views of employees. Employee engagement scores from the annual survey remained at very high levels.

Dividends

In recognition of our strong performance and outlook for the company we are proposing an 8% increase in the full year dividend of 58.8p (54.6p).

Balance sheet

Net debt was £6.4bn at 31 December 2023. Net debt/EBITDA including pensions was 2.0x, compared with 2.1x in 2022. Capital expenditure represented 5% of revenues.

Share buybacks

We deployed £800m on share buybacks in 2023. In recognition of our strong financial position and cash flow we intend to deploy a total of £1,000m on share buybacks in 2024, of which £150m has already been completed.

The Board

At the 2023 Annual General Meeting, Wolfhart Hauser, the Senior Independent Director and Chair of the Remuneration Committee, retired from the Board having served since 2013, and Alistair Cox was appointed a Non-Executive Director. Alistair served as Chief Executive of Hays from 2007 until 2023, and Chief Executive of Xansa from 2002 to 2007. He was formerly a Non-Executive Director of Just Eat and 3i. Suzanne Wood became Senior Independent Director and Robert MacLeod became Chair of the Remuneration Committee.

Marike van Lier Lels, who has been on the Board since 2015, will be stepping down as a Non-Executive Director after the Annual General Meeting. Bianca Tetteroo will become a Non-Executive Director from July 2024, subject to her election by shareholders at the Annual General Meeting. Bianca is Chief Executive and Chair of the Executive Board of Achmea, a leading Netherlands-based financial services organisation, a role she has held since 2021. She previously spent 13 years with Fortis Group.

I would like to thank Wolfhart and Marike for their support and advice. I am delighted to welcome Alistair to the Board and look forward to Bianca joining us.

Remuneration Policy

In 2023, following an in-depth review, the Board presented an updated Directors' Remuneration Policy for shareholder consideration. The updated policy received strong support from shareholders.

Governance

RELX maintains a strong corporate governance framework and believes doing so is critical to achieving long-term, sustainable growth. Corporate Responsibility remains a priority for RELX. During the year, the Board reviewed the company's Corporate Responsibility activities, including progress on RELX's unique contributions to society as well as its Corporate Responsibility governance, people, customers, community, supply chain and environment.

Our performance was again recognised by external agencies: RELX achieved a AAA MSCI Environmental, Social and Governance rating for an eighth consecutive year; was ranked second in our sector by Sustainalytics; maintained fifth place in the Responsibility100 Index; and was a constituent of the Bloomberg Gender Equality Index for the fifth consecutive year.

On behalf of the Board, I would like to thank RELX employees for their many contributions throughout 2023. I am confident that with their knowledge and commitment, RELX will continue to be successful in the year ahead.

Paul Walker
Chair

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Chief Executive Officer's report





RELX delivered strong revenue and profit growth in 2023, driven by the ongoing shift in business mix towards higher growth information-based analytics and decision tools that deliver enhanced value to our customers across market segments

Erik Engstrom, Chief Executive Officer

2023 progress

RELX delivered strong revenue and profit growth in 2023, driven by the ongoing shift in business mix towards higher growth information-based analytics and decision tools that deliver enhanced value to our customers across market segments.

We have been able to develop and deploy these tools across the company for well over a decade by leveraging deep customer understanding to combine leading content and data sets with powerful technologies. We are confident that our ability to leverage artificial intelligence and other technologies, as they evolve, will continue to be an important driver of customer value and growth in our business for many years to come.

Electronic revenue, representing 83% of the total grew 7%, with strong growth in face-to-face activity more than offsetting the print decline, bringing the overall group underlying revenue growth rate to 8%. Underlying adjusted operating profit grew 13%. Our strategy of driving continuous process innovation to manage cost growth below revenue growth, together with the recovery in face-to-face activity, resulted in an improvement in the group adjusted operating margin to 33.1% compared with 31.4% in 2022.

Corporate responsibility

We performed well on our Corporate Responsibility priorities in 2023, on our unique contributions to society, and on our key metrics. Our unique contributions are where we make a positive impact on society in the conduct of our business, encompassing protection of society, advancing science and health, promotion of the rule of law and access to justice, and fostering communities.

Recognising that across RELX we have products, services, tools and events that advance the United Nations' 17 Sustainable Development Goals (SDG), we continued to expand the free RELX SDG Resource Centre contributing to a 21% increase in content.

We further improved on our key Corporate Responsibility performance metrics. We advanced inclusion and belonging, including through our Women in Tech Mentoring programme; rolled-out the RELX Responsible Artificial Intelligence Principles across the business; increased the number of suppliers that signed our Supplier Code of Conduct; and continued to ensure all of our electricity came from renewable sources and renewable energy certificates, while reducing our Scope 1 and 2 carbon emissions.

2024 Outlook

We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Erik Engstrom
Chief Executive Officer

RELX business overview

RELX strategy

Our strategic direction is unchanged. Our objective is to help our customers make better decisions, get better results and be more productive. We do this by leveraging deep customer understanding to combine leading content and data sets with powerful technologies in global platforms to build increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments.

We aim to build leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies.

We are systematically migrating all of our information solutions across RELX towards higher value-add decision tools, adding broader data sets, embedding more sophisticated analytics and leveraging more powerful technology, primarily through organic development.

We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies and are natural additions to our existing businesses.

Our improving long-term growth trajectory is being driven by the ongoing shift in our business mix towards higher growth analytics and decision tools. When combined with our strategy of driving continuous process innovation to manage cost growth below revenue growth, the result is continued strong earnings growth, with improving returns.

Strategy

- Develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments
- Primary focus on organic growth, supported by targeted acquisitions

Growth objectives

Risk	**Scientific, Technical & Medical**	**Legal**	**Exhibitions**
■ Sustain strong long-term growth profile	■ Continue on improved growth trajectory	■ Continue on improved growth trajectory	■ Continue on improved long-term growth profile

Outcomes

Better customer outcomes **❙** Higher growth profile **❙** Improving returns **❙** Positive impact on society

RELX business model

RELX is a global provider of information-based analytics and decision tools for professional and business customers.

These products are generally sold through dedicated sales forces direct to customers and are priced on a subscription or transactional basis, often under multi-year contracts, and are predominantly delivered in electronic format.

Our products often account for less than 1% of our customers' total cost base but can have a significant and positive impact on the economics of the remaining 99%. Our objective is to continue to enhance the value that we deliver to our customers and over time to grow our own total cost base below our rate of revenue growth on an underlying basis.

2023 Revenue £9,161m



Format

- Electronic 83%
- Face-to-face 12%
- Print 5%

Geographical market

- North America 59%
- Europe 21%
- Rest of world 20%

Type

- Subscription 54%
- Transactional* 46%

*Includes long-term contracts with volumetric elements

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Key performance indicators

RELX's key performance indicators (KPIs) track progress against long-term priorities. At the group level, given the diverse nature of our end markets, we look at the continued migration of the business towards electronic delivery, the increasing introduction of electronic decision tools, group level financial metrics, and corporate responsibility and sustainability metrics. The executive directors' remuneration policy includes measures linked to financial and corporate responsibility KPIs and may also include other non-financial metrics (see pages 128 to 148 for details). In addition, we track KPIs within each market segment, at the product level, relevant to the performance of the specific business areas. Significant group financial and corporate responsibility KPIs are set out below. Additional corporate responsibility and sustainability performance metrics and targets are set out on pages 39 to 90 in the Corporate Responsibility section.

Financial KPIs



Corporate responsibility KPIs



Revenue by format



Market segments

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America.

Financial summary by market segment

	Market position	2023 revenue £m	Change underlying	2023 adjusted operating profit £m	Change underlying
Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency	**Key verticals #1**	3,133	+8%	1,165	+9%
Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining quality information and data sets with analytical tools to facilitate insights and critical decision-making	**Global #1**	3,062	+4%	1,165	+4%
Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes	**US #2 Outside US #1 or # 2**	1,851	+6%	393	+8%
Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions	**Global #2**	1,115	+30%	319	+100%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 222 to 230. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

RELX revenue by segment



Pro forma last 12-month revenues for December 2023 portfolio (adjusted for acquisitions and disposals in year)

Harnessing technology across RELX

Around 11,000 technologists, over half of whom are software engineers, work at RELX. Annually, the company spends $1.7bn on technology. The combination of our rich data sets, technology infrastructure and knowledge of how to use next generation innovation allow us to create effective solutions for customers.

HOW RELX DELIVERS INSIGHTS AND ANALYTICS TO CUSTOMERS


Data Sources
Public records
Contributory
Digital
Machine generated
Licensed
Proprietary
Decreasing content volume
Profile & Clean
Standardise
Relate & Analyse
Increasing content quality
Delivery method
Machine to machine
Machine to human
Real-time API services
Batch services

Unstructured and structured content

- Over 40 petabytes of data across RELX
- Tens of billions of public records
- Billions of device and asset identities
- More than 90m scientific publication records
- More than 138bn legal and news documents and records

Big data platforms

- Grid computing with low-cost servers
- Linking algorithms that generate high precision and recall
- Machine learning algorithms to cluster, link and learn from the data
- High speed data ingestion, recall, and processing
- Rapid development cycles
- Platforms to facilitate extractive AI and generative AI

Analysis applications

- Patented algorithms
- Predictive modelling
- Machine learning and artificial intelligence
- Large language models

Customer single point of execution

- Modular product suites
- Flexible delivery platforms

Technology at RELX involves creating actionable insights from big data – large volumes of data in different formats being ingested at high speeds.

We take this high-quality data from thousands of sources in varying formats – both structured and unstructured. We then extract the data points from the content, link the data points and enrich them to make it analysable. Finally, we apply advanced algorithms such as machine learning and natural language processing to provide professional customers with the actionable insights they need to do their jobs, for example, in the form of extractive AI insights to help them make speedy and accurate decisions, or generative AI output to reduce or automate their workload. That could be a university benchmarking its performance; a doctor deciding the best way to treat a patient; a litigator assessing whether to take a case to court; a retailer deciding if a transaction is genuine; or an insurance underwriter assessing the likelihood of a claim.

Technology is a key enabler at RELX and we leverage our resources, capabilities and infrastructure across the organisation. We are continually building new products and data and technology platforms, re-using approaches and technologies across the company to create platforms that are reliable, scalable and secure. Even though we serve different segments with different content sets, the nature of the problems solved and the way we apply technology has commonalities across the company. We also leverage technology to improve operational efficiencies.

Harnessing technology: LexisNexis Total Property Understanding

An AI-driven property intelligence solution that enables US home insurance companies to better manage and evaluate risk.

About Total Property Understanding:

The LexisNexis Total Property Understanding solution provides US home insurance companies with a comprehensive solution to identify risk across their books of business while capturing interior, exterior, and aerial data about those risks to make more informed underwriting decisions. Core to the solution is LexisNexis Flyreel, an AI-driven property survey solution that guides home and business owners through their own property assessment.

Property insurers had been experiencing significant claims losses due to a rise in catastrophic events and increasing costs of repairing damages. These claims losses have outpaced the rise in insurance premiums.

When underwriting a new policy, insurance companies rely on a manual and cost intensive process and in attempts to manage their profit, they're selective on where they perform inspections. Between 10 to 20 percent of homes are typically inspected when underwriting a new policy with even fewer being inspected when a policy is renewed. These inspections don't always capture the property characteristics that insurers need to properly assess risk. This means insurance companies often don't have a good understanding of the risk across their book of business. LexisNexis Risk Solutions is addressing this challenge through the combination of data and artificial intelligence.

LexisNexis Risk Solutions aggregates significant intelligence on a property's building characteristics, claims history and ownership. It supplements this with aerial imagery, which helps it better understand a property's footprint and condition, particularly the roof condition, which is often an area of large claims losses. With the acquisition of Flyreel, it has added a detailed understanding of risks within the property and on the home's exterior. Leveraging advanced analytics, it can now score the risk of a property for an insurance company as it is underwriting a new policy, as well as help them analyse risks within their existing book of business.

Total Property Understanding is an end-to-end AI powered workflow that enables insurance companies to select the properties they should invest time and resources into inspecting. It captures data on these properties at scale with an artificial intelligence assistant that provides the insured with step-by-step instructions through a friendly and intuitive user experience, guiding them through a process of capturing video and imagery of their property for underwriting analysis.

The AI amplifies the abilities of the underwriters by automatically flagging risks as well as potential hazards in their inspections, enabling them to act on this data more efficiently at scale.

94%

Homeowner satisfaction rate when using the mobile AI assistant

 

The US property insurance market has seen record underwriting losses in recent years, and the need to capture and analyse ground-level data to understand, segment and manage risk has never been greater. By using the best of today's technology, our AI-driven solution unlocks new opportunities for property insurers to deliver world-class experiences to policyholders while acting as a force multiplier, enabling underwriters to capture more comprehensive data while acting on that data more efficiently than before.

Cole Winans
VP & GM Home Insurance, LexisNexis Risk Solutions

LexisNexis Risk Solutions has developed proprietary computer vision models that automatically detect over 200 property attributes to improve the underwriting process and risk management altogether. The mobile AI assistant guides homeowners through comprehensive scans of the property with advanced computer vision capabilities. The AI automatically identifies materials, condition, risks and hazards. It even has the capability of servicing risk and recall information for appliances that often cause losses like hot water heaters and refrigerators, washing machines, as well as recalled circuit breakers that can lead to deadly house fires. On the exterior, it identifies trees that pose a risk to the roof, analyses the condition of shingles to determine whether they're curling and could lead to a leak.

The homeowner's experience when using the mobile AI assistant is simple and intuitive, with a 94 percent homeowner satisfaction rate and above 70 percent completion for customers who are adopting our best practices. While it is not a market requirement, LexisNexis Risk Solutions also took the initiative to develop its own proprietary and patented method for face blurring in case individuals and children appear in the footage.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Harnessing technology:
Lexis+ AI

A generative AI solution designed to transform legal work.

About Lexis+ AI:

Lexis+ AI is a generative AI solution designed to transform legal work, featuring conversational search, intelligent legal drafting, insightful summarisation, and document upload and analysis capabilities. The solution is supported by state-of-the-art encryption and privacy technology to keep sensitive data secure.

Lexis+ AI delivers trusted and comprehensive legal results with linked hallucination-free legal citations that combine the power of generative AI with proprietary LexisNexis search technology, Shepard's Citations functionality, and authoritative content. Lexis+ AI answers are grounded in one of the world's largest repositories of accurate and exclusive legal content from LexisNexis, minimising the risk of invented content or hallucinations, and checking all citations against Shepard's, a powerful legal citation tool to ensure citation validation.

Lexis+ AI has been developed with commercial preview users from leading global law firms, corporate legal departments, US small law firms, and US courts, and the company plans to expand its commercial preview program to legal professionals in Canada, the UK, France and Australia in 2024.

LexisNexis Legal & Professional has been a long-time leader in deploying AI technologies to the legal market to improve productivity, efficiency, and the overall business and practice of law.

LexisNexis Legal & Professional's first-hand experience using AI language models dates back to 2018 with Google BERT. Over the past ten years, the company has spent over $1bn investing in technology. Today, LexisNexis is working directly with Large Language Model (LLM) creators and trusted cloud providers to develop faster, more accurate, transparent, and secure generative AI offerings.

Traditional Large Language Models have often struggled with legal use cases. The content supporting the models can be dated, lack citation authority, and be prone to factual and conceptual hallucinations.

Lexis+ AI excels at transforming legal work because it uses subject matter experts – attorneys – to fine-tune models for specific legal use cases; prompt engineering that analyses a customer's question and provides additional instructions to improve the model; and integrates vast amounts of caselaw, legal data, news and other content capabilities using Retrieval-Augmented Generation (RAG) to extend the capability of a model. Thanks to its high-quality content and pristine data, LexisNexis Legal & Professional is uniquely positioned to partner with LLM creators to jointly develop models for legal industry use.

New solution delivers linked hallucination-free legal citations and provides the highest levels of security and privacy





This is a moment unlike any we've seen in the legal industry, delivering generative AI that will safely and securely accelerate our customers' success. Lexis+ AI gives legal professionals a significant competitive advantage by driving improved speed, productivity, and work quality gains for law firms and their clients.

Sean Fitzpatrick
CEO of LexisNexis North America, UK, and Ireland

As such, the company has adopted a flexible, multi-model approach, using the best model for the best use case. This approach includes Anthropic's Claude 2, hosted on Amazon Bedrock from Amazon Web Services (AWS), OpenAI's GPT-4 hosted on Microsoft Azure, and others.

Customers indicate that security and privacy are among the highest barriers to generative AI adoption. Lexis+ AI offers industry-leading data security and attention to privacy. LexisNexis leverages 'privacy by design' practices in Lexis+ AI to ensure that customer activity and model interactions are limited to the individual and are not used to train the model.

LexisNexis is responsibly developing legal AI solutions with human oversight. The deployment of Lexis+ AI is guided by the RELX Responsible AI Principles, considering the real-world impact of its solutions on people and taking action to prevent the creation or reinforcement of unfair bias.

Harnessing technology: Scopus AI

Providing deeper insights faster for the research community.

About Scopus AI:

Scopus AI is a next-generation tool that combines Elsevier's Scopus, an expertly curated abstract and citation database of peer reviewed research, with responsible AI to help researchers discover global knowledge in all fields. Scopus brings together content from over 29,000 journals from more than 7,000 publishers worldwide, with over 2.4bn citations, and over 19m research author profiles.

Researchers, especially those early in their careers and those working across disciplines face significant challenges and complexity in their daily work, including an ever-growing volume of data, prevalent misinformation and increasing workloads.

Scopus AI helps them understand and explore a particular topic quickly, make connections across disciplines and collaborate with others to ensure the research has greater academic and societal impact.

Large Language Models (LLMs) have captured the world's imagination with their ability to generate content, but they also have shortcomings such as lack of transparency and hallucinations which can undermine trust in the results delivered.

Scopus AI provides easy to read digestible summaries, with links to research papers and the ability to go deeper in seconds. Notably, our advanced prompt engineering limits the risk of hallucinations by grounding content generation in trusted and verified Scopus content, the world's largest data base of curated scientific literature.

Content is rigorously vetted and selected by an independent review board of 17 world-renowned scientists, researchers and librarians who represent the major scientific disciplines.

Scopus AI uses OpenAI's GPT and other LLM technology in combination with Elsevier's own technologies. It uses fine-tuned mini language models for vectorising abstracts and is hosted on Azure. Its front end is built with a mix of JavaScript and CSS, while Python, Java, Elasticsearch and Langchain are utilised in the backend.

Customer-driven innovation is core to Elsevier's research and product development to ensure our solutions help them achieve their goals. Ahead of its full launch in January 2024, Scopus AI has been tested by and benefits from the feedback of thousands of researchers globally. Their feedback has reinforced that researchers want trustworthy, cited information that is relevant and highly personalised.

16,000

Scopus AI has been tested with more than 16,000 researchers during its development



 Researchers need to understand unfamiliar topics, often with little time to do so. We are combining generative AI with our trusted and vetted content, data and domain expertise to help them in their critical work. Elsevier has been committed to working with the community and using AI responsibly for many years, from creating quality data-led insights to support decision making in research, to helping our customers assess the risks of potential new drug treatments. This is an important next step as we build more sophisticated solutions that will support our customers in the future.

Maxim Khan
Senior Vice President of Analytics Products and Data Platform, Elsevier

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Market segments



Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information



Risk

We combine data and analytics with deep industry expertise to help customers make better decisions and manage risk. We help detect and prevent online fraud and money laundering and deliver insight to insurance companies. We provide digital tools that help industries from aviation to banking improve their operations.

- We do business with 92% of the Fortune 100; 84% of the Fortune 500; nine of the world's top ten banks and 21 of the world's top 25 insurers
- The LexisNexis Digital Identity Network analyses more than 300m transactions daily and more than 100bn transactions annually
- More than 180,000 websites and mobile applications around the world implement the LexisNexis Digital Identity Network
- Our solutions detected 579m human initiated attacks and 2.1bn automated bot attacks for customers in H1 2023
- We delivered more than 500m US consumer credit assessments in 2023
- 86% of new US auto insurance policies issued to consumers in 2023 benefited from our products
- More than 7,500 federal, state and local government agencies use our solutions to prevent fraud and allow citizens faster access to important government systems, maintain program integrity, reduce risk and fight crime
- ICIS has been providing pricing data and insight on the recycled plastics market for over 15 years, helping customers architect a sustainable future in the transition to a circular economy
- Cirium powers the data and analytics needs of the majority of the top 100 airline groups, representing over 90% of the world's 2023 airline passenger traffic, and four out of five of the Big Five Tech Firms. It tracks 99% of flights globally in real time

Business overview

Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

LexisNexis Risk Solutions, headquartered in Alpharetta, Georgia, has principal operations in California, Florida, Illinois, New York and Ohio in North America as well as London and Paris in Europe, São Paulo in Latin America and Beijing and Singapore in Asia Pacific. It has 11,100 employees and serves customers in more than 180 countries.

Revenues for the year ended 31 December 2023 were £3,133m, compared with £2,909m in 2022 and £2,474m in 2021. In 2023, 79% of revenue came from North America, 14% from Europe and the remaining 7% from the rest of the world. Subscription revenue represented 40% of the total and transactional revenues, including long-term contracts with volumetric elements, represented 60%.

LexisNexis Risk Solutions comprises the following market-facing industry/sector verticals: Business Services, Insurance, Specialised Industry Data Services and Government Solutions.

Business Services, representing around 45% of revenue, enables global financial transparency and inclusion by providing holistic and actionable insights for all risk and compliance segments. We help customers address some of today's greatest societal challenges, including identifying fraud, cybercrime, bribery, corruption, human trafficking, economic sanctions, global terrorism and abusive practices. The combination of our proprietary insights and advanced analytics powered by Artificial Intelligence (AI) and Machine Learning (ML) delivers actionable intelligence to customers to help improve decisions and operational efficiency.

The cornerstone of our growth strategy in Business Services is maximising penetration in our current markets across our customers' workflows and through international expansion.

In 2023, Business Services further established itself as a platform provider with industry analyst recognition for both its Dynamic Decision Platform and RiskNarrative platform. Across solutions we were recognised as leaders in 16 industry analyst reports, including Forrester Research for both Identify Verification and Fraud Detection Management, Chartis Research for Payment Risk Solutions, KuppingerCole for Fraud Reduction Intelligence Platforms and Juniper Research for Financial Crime Prevention.

Business Services has introduced a number of product enhancements and launches, including a cloud-enabled version of its Firco Continuity transaction screening solution and new behavioural biometrics functionality within its global fraud and identity portfolio following the completion of its BehavioSec integration. Business Services UK enhanced its FraudPoint solution to provide more robust protection from increasingly prevalent risks such as synthetic identity fraud. It also enhanced its IDU identity verification product with Remote Check to enable seamless digital onboarding across industries.

Insurance, representing just under 40% of revenue, provides comprehensive data, analytics and decision tools for personal auto and home, commercial and life insurance carriers to improve critical aspects of their business. Information solutions help insurers assess risks, improve customer experience, increase efficiency in pricing and underwriting insurance policies, and settle claims in the US and other key markets. Industry-leading products provide real-time information on policy holders, identify insurance coverage details and lapses in coverage, and give insurers access to vehicle and behaviour-centric data, standardised across automakers for the underwriting and claims processes. Innovative decision tools seamlessly integrate into an insurer's workflow and are delivered through a single point of access within an insurer's infrastructure.

Insurance solutions drive more consistency and efficiency in claims, providing data and decisions for challenging total losses at first notice of loss and throughout the claim life cycle. Insurance solutions provide comprehensive interior, exterior and aerial data for home insurers and offers AI-enabled insights to fast-track decision making for new business or renewal underwriting and claims processes. Life insurers use predictive models, public and motor vehicle records to better understand mortality risk and make life insurance more accessible. In 2023 we acquired Human API, a provider of consumer-driven health data via a proprietary platform, enabling more efficient underwriting processes for life insurers.

Specialised Industry Data Services, representing just over 10% of revenue, provides critical business intelligence, data, software and analytics solutions to professionals in many of the world's largest industries. These solutions include: ICIS, an independent source of data and intelligence for the global commodities and chemicals markets; Cirium, the aviation analytics company; XpertHR, a compliance, benchmarking and pay-equity data and analytics business driving global HR topics; and Nextens, a provider of workflow solutions, content and analytics for tax professionals.

Government, representing just over 5% of revenue, has helped US agencies shift from identity verification to authentication to confront fraud, waste, and abuse. Front-end identity authentication is central to how the government dispenses hundreds of billions of dollars in entitlements, stimulus, benefits and contracts to people and businesses.

Our solution synthesises thousands of data sources and billions of relationships into modernised interfaces, providing agencies immediate access to identity and authentication analytics. It allows recipients fast and secure access to critical government benefit programmes through near-frictionless identity verification and authentication for everything from unemployment insurance claims and remote government workforce access to matching of patient data, providing a snapshot in time for public health researchers.

Market opportunities

We operate in markets with strong long-term growth in demand for high-quality advanced analytics based on industry information and insight, including: financial crime compliance; business risk; fraud and identity solutions; due diligence requirements surrounding customer enrolment; security and privacy considerations; insurance underwriting transactions; insurance acquisition, retention and claims handling; data and advanced analytics for the banking, commodities and chemicals, aviation and human resources sectors; and tax and public benefits fraud.

Expansion of mobile and digital use cases and the growing mix of consumer payment options continue to drive opportunity for Business Services solutions that drive efficiency in risk decision making. As criminals continuously adjust attack vectors targeting financial transactions, organisations are utilising our solutions to evolve their fraud detection and prevention, financial crime, compliance and consumer and business credit programmes.



Financial Crime Compliance Portfolio

Our integrated financial crime compliance offerings deliver comprehensive solutions for addressing financial crime risk. Business Services released the latest version of its cloud-based transaction screening tool, Firco Continuity, with capabilities that help reduce false positive alerts and provide traceable, auditable and explainable retrospective proof to auditors and regulators of compliance policies

Fraud and Identity Management Portfolio

We provide digital, physical, device and behavioral risk signals to help organisations better assess consumers, prevent fraudulent transactions, improve operational efficiencies and protect accounts while minimising friction for trusted users. Fraud and Identity launched additional behavioural biometrics capabilities in 2023 with the completed integration of BehavioSec

Credit Portfolio

Our Credit Risk solutions use differentiated content technology to develop more robust consumer and business credit assessments and drive financial inclusion. We fully integrated ID Analytics into new versions of our flagship credit scores, RiskView Spectrum 6.0 and RiskView Optics 6.0, and significantly increased our fill rates for firmographic attributes to improve performance of BusinessPeople Link, one of our commercial lending assessment offerings

LexisNexis Claims Compass

Our data analytics platform delivers LexisNexis Claims Datafill, VINsights, Carrier Discovery, Claims Clarity and LexisNexis Police Records solutions directly into insurer workflows to improve the claims process from first notice of loss, triage, investigation and resolution, through recovery

LexisNexis Total Property Understanding

Our complete property risk assessment solution helps home insurance underwriters more easily identify properties with risk or coverage opportunities and survey those priority properties using consumer-friendly, configurable AI-driven property assessment technology that delivers actionable insights into the underwriting workflow

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Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Mounting costs from fraud schemes, anti-money laundering programmes, fast changing sanctions, anti-bribery and corruption enforcement, financial transparency and inclusion initiatives, and heightened regulatory scrutiny also provide growth opportunities. We are seeing new use cases for our solutions emerge for corporations, e-commerce, travel, gaming/gambling, telecommunications, trade compliance and new alternative digital payment methods such as digital wallet applications and Buy Now, Pay Later, particularly mule account setup detection. Continued rapid digitalisation of emerging markets provides growth opportunity for fraud and identity in digital channels. We are also seeing revived demand in third-party collections and non-prime lending.

In Insurance, growth is supported by customer experience advances in the auto, home, commercial and life insurance markets, and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess risk, increase competitiveness, improve operating cost efficiency and address profitability challenges.

Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by competition among insurance companies, increased loss ratios and consumer interest in insurance internet quoting and policy binding. We see opportunities across the insurance continuum using data and analytics to play a critical role in assisting the insurer and consumer decision-making process, this helps consumers and businesses transact with insurers throughout the policy life cycle.

We deliver solutions that bridge insurers and automakers, utilising connectivity and data from connected cars to insert vehicle data into insurer workflows and empower consumers with a deeper understanding of driving behaviour. Our deepening relationships with automakers reflect the need to improve and digitise the consumer experience through ownership management and connected services solutions, while creating efficiencies within automakers' operations.

In Specialised Industry Data Services, growth in the global commodities and chemicals markets is led by changing trade patterns, a drive to embrace sustainability and demand for more sophisticated supply chain solutions to better utilise precious resources. The recovery of the aviation industry post pandemic has led to a focus on digital transformation, to drive more efficient,

effective and profitable business models in businesses such as airlines, with a particularly strong focus on CO_2 emissions data and ESG reporting. The rapidly changing workforce environment is driving employers to better utilise data and analytics to attract, retain and develop a diverse workforce which is further accelerating growth in human resource management.

With over 7,500 federal, state and local agencies using our services, the Government business continues its mission of preventing fraud, fighting crime, reducing risk, and providing citizens with immediate, equitable access to government systems. The Cares Act increased the demand for online access to government services and highlighted the need for robust fraud prevention tools as criminals continued to compromise these systems, leveraging both online and mobile access technologies. This problem has proven to be pronounced and sophisticated as government investigations into improper payments have increased. Data integrity and fraud prevention for businesses and people play an increasingly important role in accessing government services and receiving entitlements as agencies continue to adopt private sector technologies. The level and timing of demand in this market is influenced by government funding and revenue considerations.

Strategic priorities

Our strategic goals are anchored in helping customers achieve better business outcomes utilising greater insight into the risks and opportunities associated with individuals, businesses, devices and transactions. We provide data and decision tools to help customers understand their markets, manage risks and control costs. We enable this by focusing on: delivering innovative products; expanding our more established risk management solutions across adjacent markets; addressing international opportunities to meet local needs; expanding our analytics capabilities; and investing in technology to complement organic innovation.

LexisNexis Risk Solutions has been developing AI and ML techniques for a number of years to generate actionable insights that help our customers make accurate, better informed and more timely decisions. The successful deployment of AI and ML techniques starts with a deep understanding of customer needs and leverages the breadth and depth of our data sets, coupled with the expertise and domain knowledge to discern which AI/ML algorithm to use, in what context, to solve our customers' business problems most effectively.

2023 Revenue £3,133m



Format	Geographical market	Type
Print & face-to-face 1%	Rest of world 7%	Other transactional
Electronic 99%	Europe 14%	Subscription 40%
	North America 79%	Transactional 60%
		Long-term contracts with volumetric elements

Business model, distribution channels and competition
We sell our products direct-to-client, priced either on a subscription or transactional with volumetric element basis. We also utilise a robust partner distribution channel.

Principal competitors in Business Services include data and analytics companies such as the major credit bureaux, which in many cases address various capabilities within each solution offering. In Insurance, data and analytics competitors such as Verisk sell solutions to insurance carriers but largely address different activities to ours. Principal competitors in the Government segment include data providers such as the major credit bureaux. Specialised Industry Data Services competes with a number of information providers on a service by service basis including S&P Global Platts and Thomson Reuters as well as a number of niche and privately owned competitors.

2023 financial performance

	2022 £m	**2023 £m**	**Change underlying**	Portfolio changes	Currency effects	Change
Revenue	2,909	**3,133**	**+8%**	0%	0%	+8%
Adjusted operating profit	1,078	**1,165**	**+9%**	–1%	0%	+8%

Strong fundamentals continuing to drive underlying revenue growth
Underlying revenue growth of +8% continues to be driven by our deeply embedded analytics and decision tools across segments.

Underlying adjusted operating profit growth was +9%, with a small increase in adjusted operating margin after portfolio effects.

In Business Services, which represents around 45% of divisional revenue, growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, with new sales strengthening in the second half of the year.

In Insurance, which represents just under 40% of divisional revenue, strong growth reflected the further extension of solution sets across insurance markets, continued new sales momentum, and positive market factors.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, led by Commodity Intelligence and Aviation.

In Government, growth continued to be driven by the development and roll-out of analytics and decision tools.

2024 outlook
We expect continued strong underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Revenue
£m

Underlying growth **+8%**



2,909 3,133

2022 **2023**

Adjusted operating profit
£m

Underlying growth **+9%**



1,078 1,165

2022 **2023**

LexisNexis Risk Solutions:
How alternative data unlocks the doors to homeownership

About LexisNexis Risk Solutions:

LexisNexis Risk Solutions is a global provider of information-based analytics and decision tools for professional and business customers. It harnesses the power of data, sophisticated analytics platforms and technology solutions to provide insights that help businesses and governmental entities reduce risk and improve decisions to benefit people around the globe. Its LexisNexis RiskView Credit Solutions products enable more unbanked and underserved consumers to gain broader access to traditional credit and financial products.



Habitat for Humanity was founded in 1976 and is a global nonprofit housing organisation working in local communities across all 50 states in the US and in more than 70 countries. Families in need of decent, affordable housing apply for homeownership with their local Habitat for Humanity. Its homeowners help build their own homes alongside volunteers and pay an affordable mortgage.

Most banks assess a consumer's lending risk by using a traditional credit score, which relies on a consumer's debt repayment history and total amount of debt. A good score is required for consumers to access mainstream financial products and services, including home mortgages, car loans and credit cards.

Without a strong FICO score, consumers face difficulties in obtaining these financial services and often resort to payday lenders and other high-interest credit sources for short-term funds. Habitat for Humanity sought to move beyond traditional credit scores to identify consumers it could provide loans to at affordable rates.

LexisNexis RiskView uses non-credit events to assess a consumer's stability, asset profile and numerous non-derogatory data signals, such as education history, personal property ownership and professional licence data. It provides lenders, such as Habitat for Humanity, an alternative method for evaluating loan affordability and the likelihood of debt repayment. Consequently, they can expand their customer base safely, while consumers gain access to more affordable and dependable credit.

Jalynnka Harris, a single mother of two working as a packing instructor in Indianapolis, approached Habitat for Humanity to help purchase a home for her family after repeated rent increases for their apartment. Despite having a steady job, no outstanding debts and a college degree, she lacked a credit rating because she had paid for everything she owned in cash or by cheque. Habitat for Humanity used alternative data from LexisNexis Risk Solutions to take a holistic view of Harris' credit risk and approved her for a mortgage of approximately $500 per month over 20 years, which was less than her previous rent payments.





We look more holistically at their entire credit profile: Their ability to pay, their willingness to partner, versus just looking at their credit report and saying, 'You know what? They don't fit this guideline profile that we're trying to go by, so we can't help them'. Instead, we look at how long they have been in their job, doing their tax returns, their ability to pay. We're looking at life stability.

Jennifer Brammer
Vice president for homeownership and mortgage services, Greater Indianapolis Habitat for Humanity

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Scientific, Technical & Medical

We help researchers share knowledge, collaborate, find funding opportunities, make discoveries and accelerate innovation. We deliver analysis and insights that help universities, research institutions, governments and funders achieve their strategic goals. We help doctors and nurses improve the lives of patients, providing insights and tools to find the right clinical answers.

- We help ensure quality research accelerates progress for society by helping validate, improve and disseminate over 17% of the world's scientific articles
- Elsevier's over 2,900 journals published more than 630,000 articles in 2023, from almost 3m submitted
- 233 of 234 science and economics Nobel Prize winners since 2000 have published in an Elsevier journal
- ScienceDirect, the world's largest platform dedicated to peer-reviewed primary scientific and medical research, hosts over 21m pieces of content from over 4,700 journals and over 46,000 e-books, and has over 20m monthly unique visitors. Its Ahref ranking places it as one of the Top 200 platforms on the internet
- SciVal is a web-based analytics solution that provides insights into the research performance of over 24,000 academic, industry and government research institutions
- Scopus is an expertly curated abstract and citation database with content from over 29,000 journals from more than 7,000 publishers to help researchers track and discover global knowledge in all fields
- ClinicalKey, the flagship clinical reference platform, is used by doctors, nurses, medical students and educators at over 5,000 institutions in over 80 countries and territories
- Reaxys, Elsevier's chemistry research platform, utilises data on 275m substances, 64m reactions, with 109m documents and 40m patents
- Sherpath, an adaptive teaching and learning solution, provides personalised learning paths at over 600 institutions, supporting more than 250,000 course enrolments

Business overview

Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining quality information and data sets with analytical tools to facilitate insights and critical decision-making.

Elsevier is headquartered in Amsterdam, with principal sites in Boston, New York, Philadelphia, St. Louis and Berkeley in North America; London, Oxford, Frankfurt, Munich, Madrid and Paris in Europe; Beijing, Shanghai, Chennai, Delhi, Chatswood, Singapore and Tokyo in Asia Pacific, and Rio de Janeiro in South America. It has 9,500 employees with customers in over 170 countries.

Revenues for the year ended 31 December 2023 were £3,062m, compared with £2,909m in 2022 and £2,649m in 2021. In 2023, 47% of revenue came from North America, 22% from Europe and the remaining 31% from the rest of the world. Subscription revenue represented 74% of total revenue and transactional revenues represented 26%.

Elsevier's customers are scientists, research leaders, librarians, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, academic and research institutions, health insurers, managed healthcare organisations, research-intensive corporations, funders, and governments.

Elsevier's services across Academic & Government, Corporate and Health segments focus on: Databases, Tools and Electronic Reference; Primary Research; and Print products. In each of these markets, our objective is to be a trusted partner to the customers we serve and be known for quality. Databases, Tools and Electronic Reference, together with Corporate Primary Research, accounts for around 45% of STM revenues, with Academic & Government Primary Research accounting for a similar amount, all in electronic format. The remaining 10% of revenues is derived from Print sales.

Databases, Tools & Electronic Reference. Elsevier offers tools for Academic & Government, Corporate and Health organisations helping them to solve complex problems and make critical decisions. Solutions include Scopus, SciVal, Pure, ClinicalKey, ClinicalPath, Embase, Engineering Village, Interfolio, Reaxys, SciBite, HESI, Sherpath, Shadow Health, Complete Anatomy, Osmosis and Gravitas.

Elsevier's research intelligence portfolio of products combines quality, curated content with extensive data sets and responsible AI and large language model technology to help researchers, academic leaders, policy-makers, funders and R&D-led corporations to generate insights, set and implement research strategies, evaluate impact, drive innovation and make critical decisions with confidence.

This portfolio integrates with and enhances the systems institutions rely on, using curated and connected data, artificial intelligence technologies, and interoperability driven by Application Programming Interface technologies (APIs). In 2023 Elsevier announced Scopus AI, a generative AI-enhanced research tool integrated into the Scopus platform to help early-career academics and researchers get deeper research insights faster, navigate and understand different disciplines more easily and support interdisciplinary collaboration.

For corporate R&D, SciBite tools and the data as a service proposition follow Elsevier's ontology-led approach and support corporate R&D customers in extracting scientific insights from vast amounts of unstructured text and databases. In 2023 Elsevier launched EmBiology, a research tool that draws on more than

150,000 clinical trials and includes 1.49m biological entities and over 18.6m biological relationships extracted from literature to help researchers to gain a rapid understanding of disease biology and focus on critical evidence.

In health, Elsevier's clinical solutions include digital solutions for doctors, nurses, care teams and patients. Its clinical reference platform, ClinicalKey, helps doctors, nurses and students find clinically relevant answers through a range of trusted content across specialties. This includes Elsevier's collection of medical reference content, including over 1,700 clinical overviews, over 6m images and over 99,000 medical videos in one integrated site. In 2023, we announced ClinicalKey AI, a next-generation clinical decision support tool combining trusted, validated content with responsible AI. ClinicalKey AI supports clinical decision making at the point-of-care by providing quick access to the latest evidence-based medical knowledge through conversational search.

In 2023 the new product ClinicalPath Primary Care was approved as a Class A medical device in India – a first for Elsevier. ClinicalPath Primary Care is a point-of-care clinical decision support platform which empowers Frontline Healthcare Workers such as ASHAs (Accredited Social Health Activists) to screen and identify patients so that treatment can be improved due to early intervention.

ClinicalPath Oncology presents evidence-based oncology pathways embedded in the clinical workflow, and the associated analytics, to help oncology care teams make consistent, well-informed decisions for high quality care. In 2023, Elsevier's teaching platform Complete Anatomy introduced globally the world's first 3D human anatomy model featuring different skin tones and facial features to tackle racial bias in healthcare, building on the first female anatomy model that was released in 2022.

Elsevier also serves students of medicine, nursing, and allied health professions. Sherpath, an adaptive teaching and learning solution, provides personalised learning paths at over 600 institutions, supporting more than 250,000 course enrolments, while ClinicalKey Student is used in over 340 medical schools globally.

In commercial healthcare, identity, claims and provider data is combined with patient information to assist healthcare providers, pharmacies and insurers in delivering improved health outcomes, ensuring accurate and complete provider data and regulatory compliance.

In electronic reference, Elsevier provides authoritative reference content to scientific, technical and medical professionals. Flagship titles include Gray's Anatomy, Nelson's Pediatrics and Netter's Atlas of Human Anatomy.

Primary Research. Elsevier helps researchers improve and disseminate their scientific findings through its more than 2,900 journals, enhancing the record of scientific knowledge by applying high standards of quality and ensuring trusted research can be accessed, shared and built upon. In collaboration with 33,000 editors and over 1.5m reviewers worldwide, many Elsevier journals are the foremost publications in their field, including flagship families of journals like Cell Press and The Lancet, which celebrated its 200th anniversary in 2023. Research content is distributed and accessed via ScienceDirect, the world's largest platform dedicated to peer-reviewed primary scientific and medical research.

In 2023, Elsevier received almost 3m article submissions, publishing over 630,000 new research articles following peer review, with the global scientific community accessing its articles over 2bn times across its journal platforms. The latest available long-term comparison with the market showed that Elsevier journal articles accounted for over 17% of global research output and 28% of citations, demonstrating Elsevier's commitment to quality significantly ahead of the industry average. Elsevier is a global leader in open access publishing. With nearly all our journals offering open access options, in 2023 we published over 190,000 open access articles, an increase of over 23% over last year, and launched 59 new fully open access journals, bringing that total to over 800.




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ScienceDirect®

The world's largest platform dedicated to peer-reviewed primary scientific and medical research

ClinicalKey®

Clinical knowledge solution helping healthcare professionals and students find the most clinically relevant answers through a wide breadth and depth of trusted content across specialties

Reaxys®

An innovative and comprehensive chemistry research information system that supports chemists and data scientists across the chemicals, pharmaceutical and academic segments by providing access to chemistry and bioactivity data from journal literature and patents

Scopus®

An expertly curated abstract and citation database with content from over 7,000 publishers to help track and enhance researcher and institutional data and discover global research in all fields

Complete Anatomy™

The world's most advanced 3D anatomy platform, Complete Anatomy is revolutionising how students, educators, health professionals and patients understand and interact with anatomy

SciBite®

Leading the way by pioneering the combination of the latest in machine learning with an ontology-led approach, SciBite's semantic infrastructure answers business-critical questions in real-time by releasing the value and full potential of unstructured data

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Elsevier has invested in other research solutions, such as SSRN an open access online pre-print community where researchers post early-stage research, Scopus Author Profiles showing pre-prints to provide an early view into a researcher's focus areas and Digital Commons helping academic libraries showcase and share their institutions' research via institutional repositories for greatest impact.

Print includes primary research and reference content in print format and some print-based commercial marketing services in pharma & life science promotion.

Market opportunities
Scientific, technical and medical information markets have positive long-term growth characteristics. Investment in R&D is critical for nations and corporations to create competitive advantage, drive innovation and economic growth, and solve societal issues such as climate change. This leads to long-term growth in R&D spending and sustained increases in researchers worldwide. As people live longer and aim to live healthier lives, health expenditure and the number of physicians and nurses also continue to grow strongly.

As a proportion of R&D is funded directly or indirectly by governments, spending is influenced by policy and budgetary considerations. Commitments to research and health provision remain high, even in difficult budgetary environments.

Strategic priorities
Elsevier's strategic priorities are to help our customers solve critical and complex problems, by expanding content quality, coverage and utility; combining content with analytics and technology to build integrated solutions and decision tools that utilise advanced machine learning and artificial intelligence to improve productivity and outcomes, and enable insights underpinning critical decisions, benchmarking and evaluation.

In Databases, Tools and Electronic Reference, Elsevier is applying advanced linking capabilities to our vast research information, patent, research grant, drug information and medical claims data sets to develop products that help our Academic & Government, Corporate and Health customers make the right decisions based on their needs. For example, within health, Elsevier is developing clinical decision support applications using cognitive technologies and large image and text content repositories, leveraging its proprietary health graph. These applications will enhance delivery of content in care, helping health professionals make more accurate diagnoses, ensure appropriate care delivery and save lives.

In Primary Research, Elsevier's priority is to support researchers by finding a home for every sound science article submitted, and providing choice in payment model, quality tier, and scientific discipline. We aim to deliver above industry average journal and article quality, at below average article cost, leveraging our scale and expertise. Elsevier works with customers to help them reach their research goals through excellence in content, service and value. Elsevier is building on its premium brands, enhancing quality through peer review, and increasing article volume through new journal launches, the expansion of open access journals and growth from emerging markets; and broadening the range and quality of insights across research solutions.

We continue to improve customer experience while driving operational efficiency and effectiveness; and collaborate to advance open science, inclusive research and inclusive health and support the UN SDGs, through our business and the Elsevier Foundation. In 2023 the homepage of ScienceDirect, our flagship platform dedicated to peer-reviewed primary scientific and medical research was recognised as the most accessible homepage by WebAIM among 1m websites. We also published the white paper 'Demystifying Sustainability Assessment and Reporting Frameworks' to help institutions plan and implement their societal impact initiatives.

Business model, distribution channels and competition
In Databases, Tools and Electronic Reference, solutions like Scopus, ClinicalKey and Reaxys, are generally sold direct to institutional, healthcare and corporate customers through a global sales force. Reference and educational content is sold directly to institutions and individuals and accessed on Elsevier platforms.

In Primary Research, science and medical research is distributed via the ScienceDirect platform, supported by two separate payment models to suit author preferences: pay-to-read articles funded by payments for reading made by individuals or institutions; and pay to publish (commonly known as open access) funded by payments for publishing, made by authors, their institution or funding bodies. Elsevier offers a range of pay to read and pay to publish options, both subscription-based and transactional, to fit the diverse needs of institutions, funders, and researchers worldwide. As of 2023, Elsevier serves over 2,600 institutions worldwide with transformative deals that support open access to research. Nearly all of Elsevier's over 2,900 journals enable open access publishing, with more than 800 dedicated author pays journals, the largest portfolio of open access titles.

2023 Revenue £3,062m



Format

Print & face-to-face
10%

Electronic
90%

Geographical market

Rest of world
31%

North America
47%

Europe
22%

Type

Transactional
26%

Subscription
74%

Elsevier is a founding and driving partner of Research4Life, a United Nations initiative, providing free or low-cost access to research for publicly funded institutions in the world's least resourced countries. Over 11,000 institutions in 125 countries participate. In 2023, Elsevier announced a geographic pricing pilot for its article publishing charges to support authors in low- and middle-income countries with equitable open access publishing choices.

Printed books are sold through retailers, wholesalers and directly to users.

Competition within science and medical reference content is generally on a title-by-title and product-by-product basis, typically with learned society publishers and professional information providers, such as Springer Nature, Clarivate and Wolters Kluwer. Decision tools face similar competition, plus software companies and customer home-grown solutions.

2023 financial performance

	2022 £m	2023 £m	Change underlying	Portfolio changes	Currency effects	Change
Revenue	2,909	**3,062**	**+4%**	0%	+1%	+5%
Adjusted operating profit	1,100	**1,165**	**+4%**	-1%	+3%	+6%

Further development of analytics continuing to drive underlying revenue growth

Underlying revenue growth of +4% continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue.

Underlying adjusted operating profit growth was +4%, with a small increase in adjusted operating margin after portfolio changes and currency effects.

Databases, Tools & Electronic Reference and Corporate Primary Research, which together represent around 45% of divisional revenue, continued to deliver strong growth, driven by content development and further evolution of higher value-add analytics and decision tools.

Primary Research Academic & Government segments, which also represent around 45% of divisional revenue, continue to be driven by volume growth. Article submissions returned to strong growth, with pay-to-publish open access articles continuing to grow particularly strongly.

2024 outlook

We expect continued good underlying revenue growth with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Revenue
£m

Underlying growth **+4%**



2022	2023
2,909	**3,062**

Adjusted operating profit
£m

Underlying growth **+4%**



2022	2023
1,100	**1,165**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

ClinicalPath:
Helping improve patient outcomes while reducing the cost of care

About ClinicalPath:

An evidence-based clinical decision support tool directly embedded into the clinical workflow.



Advances in digital healthcare information and technology help hospitals to deliver better patient outcomes while managing healthcare costs.

When Cone Health Cancer Center deployed Elsevier's ClinicalPath, an evidence-based oncology pathways clinical decision support tool, as part of their clinical workflow, they embarked on a journey that would improve patient outcomes at lower cost.

Monica Schmidt MPH, PhD, Executive Director of Health Economics and Health Equity Analytics at Cone Health, explains: "We wanted to look at whether the ClinicalPath product... could reduce care variation, improve patient outcomes in terms of short-term survival and reduce the cost of care," Dr. Schmidt said. "We hypothesised that giving our providers this kind of evidence-based guidance directly in the clinical workflow would result in achieving all three goals."

The cancer center is part of Cone Health's private, not-for-profit integrated healthcare network in North Carolina. It prides itself on providing state-of-the-art treatments and interventions for a variety of cancers in a compassionate community-hospital setting and recognises the importance of supporting its clinicians with the tools needed to make consistent, well-informed decisions for high-quality care.

To measure whether ClinicalPath could help reduce care variation, Cone Health Cancer Center looked at costs and outcomes for more than 6,700 patients treated between 2017 and 2022. The research team documented patient survival rates at three, six and 12 months, as well as the variable direct costs of care for the patients in the study. The group also measured the contribution margin, or the amount of revenue available after both variable and fixed costs of care were covered by recouped payments.

The results showed the impact of ClinicalPath, as Dr Schmidt explains: "...from the time patients received their first treatment for their cancer, they were more likely to survive all the way through 12 months if their oncologist managed care with decision support from ClinicalPath pathways."

The group of patients documented as on-pathway in ClinicalPath were half as likely to die within three, six or 12 months of when the treatment began compared to cases in which it was not used or not followed through the entire clinical care pathway.*

When researchers looked at care costs they found that the use of ClinicalPath increased the overall cost of care for patients. The higher direct variable costs were due to the drugs or other treatments recommended by the care pathway.

However, the same evidence-based guidelines present in the pathway also influence reimbursement by providing reasoning around treatment decisions. On average, contribution margin increased by 74% when oncologists used ClinicalPath to guide treatment*. The recouped payments meant that cases guided by ClinicalPath were more profitable for the cancer center.

"Even though we were providing more care at a higher cost, we were seeing higher reimbursements to cover those costs," Dr Schmidt said. Timothy Finnegan, MD Chief of Oncology, Cone Health Cancer Center agreed, saying, "Using ClinicalPath and collaborating with Elsevier has been a positive experience for both clinicians and patients. Patient-centric focus is of utmost importance."

12 months

Patients were more likely to survive through 12 months if their oncologist managed care with decision support from ClinicalPath pathways*





Even though we were providing more care at a higher cost, we were seeing higher reimbursements to cover these costs.

Monica Schmidt MPH, PhD
Executive Director of Health Economics and
Health Equity Analytics, Cone Health Cancer Center





This collaboration has been a positive experience for both clinicians and patients. Patient-centric focus is of utmost importance.

Timothy Finnegan, MD
Chief of Oncology,
Cone Health Cancer Center

* Schmidt, M. (2023, 2–6 June). *The impact of using Elsevier ClinicalPath oncology treatment pathways on survival and cost of care.* Poster presented at the ASCO Annual Conference, McCormick Place. Available from: https://meetings.asco.org/abstracts-presentations/221866

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Legal

We help lawyers win cases, manage their work more efficiently, serve their clients better, and grow their practices. We assist corporations in better understanding their markets and monitoring relevant news. We partner with leading global associations and customers to help advance the Rule of Law across the world.

- LexisNexis hosts over 138bn legal and news documents and records
- On average, over 2.2m new legal documents are added daily from over 50,000 sources, generating over 158bn connections with over 35m legal documents processed per day
- Nexis news and business content includes over 39,000 premium sources in over 50 languages, covering around 180 countries. It includes over 540m company profiles with a content archive that dates back 45 years
- PatentSight includes ratings on the innovative strength of over 152m patent documents from over 100 countries
- LexisNexis content includes more than 307m court dockets and documents, over 168m patent documents, over 4.75m State Trial Orders, and over 1.5m jury verdict and settlement documents
- In 2023, Law360 produced over 65,000 news and analysis articles
- Lex Machina has normalised over 127m counsel mentions and over 134m party mentions
  since 2016
- LexisNexis is committed to advancing the Rule of Law through operations and solutions that provide transparency into the law in almost 150 countries and territories
- More than 875,000 Lexis+ users across nine countries including the US, Canada, UK, Australia, Singapore, Hong Kong, South Africa, Malaysia and New Zealand

Business overview

Legal provides legal, regulatory, and business information and analytics that help customers increase their productivity, improve decision-making, and achieve better outcomes.

LexisNexis Legal & Professional is headquartered in New York and has further principal operations in Dayton, Raleigh, and Toronto in North America, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 11,800 employees worldwide and serves customers in almost 150 countries and territories.

Revenues for the year ended 31 December 2023 were £1,851m, compared with £1,782m in 2022 and £1,587m in 2021. In 2023, 68% of revenue came from North America, 21% from Europe, and the remaining 11% from the rest of the world. Subscription represented 79% of revenue and transactional revenues represented 21%.

LexisNexis Legal & Professional is organised in market-facing groups, focused on Law Firms & Corporate Legal, Government & Academic, and News & Business markets. Services are delivered primarily in electronic format, with print formats available where there is customer demand. Content and tools are tailored to the specific geographic markets served, supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

Law Firms & Corporate Legal, representing over 60% of revenue, provides legal professionals across law firms and corporate legal departments with electronic reference, decision tools, and analytics to help make better informed decisions in the practice of law.

Standard products for legal research and analytics include Lexis, Lexis+, and Lexis+ AI which provide statutes and case law with analysis and expert commentaries from secondary sources, such as Matthew Bender. Lexis, Lexis+ and Lexis+ AI include the leading citation service, Shepard's, which advises on the continuing relevance of case law precedents.

Lexis+ AI was introduced in the US in 2023 and is a generative AI platform designed to transform legal work. It is built and trained on one of the world's largest repositories of accurate and exclusive legal content, leveraging an extensive collection of documents and records to provide customers with trusted, comprehensive legal results with unmatched speed and precision and backed by verifiable, citable authority. The new Lexis+ AI technology features conversational search, insightful summarisation, and intelligent legal drafting capabilities, all supported by state-of-the-art encryption and privacy technology to keep sensitive data secure. Conversational search simplifies the complex and time-consuming legal research journey, providing a search experience for diverse legal questions with citations, facilitating lawyers' ability to complete research effectively and efficiently. Summarisation provides a custom summary of legal documents to provide quick and insightful analysis. Drafting guides customers throughout the legal drafting process, generating a first draft of a legal document and allowing users to change the language and tone from a simple prompt.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Lexis+ is the cornerstone of online research and is being rolled out in additional countries and enhanced in existing countries. Lexis+ Canada was enhanced in 2023 with the introduction of Legal News Hub which brings together legal news stories, case summaries, analysis, podcasts, and more. In 2023, LexisNexis launched Lexis+ in Australia, Hong Kong, Singapore, and South Africa. The enhanced platform aims to deliver greater efficiency and better outcomes, with data-driven insights to generate precise recommendations and search suggestions. Lexis+ Australia enables customers to quickly identify the key cases in relation to a specific legislative provision.

In 2023, LexisNexis continued to broaden the reach of its decision tools and analytics. Lex Machina, incorporated in Lexis+, expanded its API to provide access to Legal Analytics for State and Federal Appellate cases. Intelligize launched Board Profiles & Compensation, which analyses datapoints from proxy statements across thousands of companies and enables benchmarking in areas such as pay versus performance and board diversity.

LexisNexis also continued to expand legal news coverage with Law360 in 2023, with deeper reporting across the US, Canada, and UK including the launch of Bankruptcy Authority, UK Intellectual Property, and enhanced US jurisdictional coverage.

LexisNexis continued to enrich core solutions across global segments in 2023. In France, it completed the acquisition of Case Law Analytics, a French legal technology company that specialises in modelling legal risk data using AI. In Malaysia, Case Target was launched – an innovative, AI tool that synthesises a user's search results, providing concise summary of the most authoritative cases within the practice area, complete with the most pertinent judicial reasonings.

In 2023, Practical Guidance released the Federal Government module, which provides practitioners with guidance on government contracting, agency law, administrative law, information law, and labour and employment law.

In the Intellectual Property (IP) analytics space, LexisNexis acquired Cipher, which utilises AI and supervised machine learning to classify patents using custom and industry standard taxonomies, helping customers uncover insights into complex patent landscapes and support strategic decisions.

LexisNexis Regulatory Compliance is positioned to support our clients in key regions globally, including the US and UK, assisting them in maintaining compliance registers across numerous topics including Cybersecurity, Banking, Gambling, ESG and more. The continuously expanding content portfolio is focusing on key legal obligations content in highly regulated industries and areas of law.

LexisNexis also supplies Legal Business Solutions such as legal spend management, matter management, and client engagement software. It launched InterAction+, a new cloud-based legal customer relationship management solution that unites a feature-rich business development tool with a modern user experience, cloud infrastructure, and exclusive content from LexisNexis to help lawyers manage relationships and identify opportunities and at-risk clients.

Supporting its Rule of Law mission, the LexisNexis Rule of Law Foundation today partners with organisations in over 35 countries with more than 160 projects and activities since inception.

Supporting its Rule of Law mission, LexisNexis, in partnership with the African Ancestry Network, has provided scholarships to 45 students at the six Historically Black Colleges and Universities law schools to examine issues of systemic racism in the justice system. The programme is expanding to include fellows from South African universities.

LexisNexis is also working with the Bangladesh Legal Aid Services Trust (BLAST) to enhance an app which allows workers to examine employment rights and laws on their phone and seek legal aid assistance if needed. The collaboration has enabled the app to address two new industries – construction and tannery – to those already covered.

Government & Academic, representing around 20% of revenue, serves customers across government organisations and law schools.





Lexis+ AI is a generative AI platform designed to transform legal work with an initial emphasis on enhanced search, summarisation and drafting



Intelligize is the leading provider of content, news, regulatory insights, and analytics for compliance, transactional and financial reporting professionals



CounselLink is the leading enterprise legal management solution designed to help corporate legal departments gain 100% visibility into their work, matters, and invoices



Lexis+ is a legal analytics ecosystem that uses AI and superior search technology to deliver legal research and news, data-driven insights, and practical guidance seamlessly into legal workflows



Lex Machina provides Legal Analytics to law firms and companies, enabling them to craft successful strategies, win cases, and close business



Nexis is a comprehensive research and content tool for business professionals that curates the most robust global collection of trusted news, company profiles, legal content, public records, and industry information



For more information visit relx.com

LexisNexis legal research and analytics tools empower legal professionals across major US federal agencies and state and local government in upholding the rule of law. Products such as Lexis+ and Practical Guidance enable efficient research, while CaseMap helps manage and collaborate on legal cases. With the release of the Federal Government Practice Area, Practical Guidance usage in the Federal Government Segment grew over 20% in 2023 compared to 2022. LexisNexis Reed Tech also provides patent data and document management services to the US Patent and Trademark Office, with over 50 years of partnership.

LexisNexis actively engages with law school users, reaching faculty and students across over 200 law schools in 2023. Initiatives include product training, law course integrations, and support in legal employment preparation. Through these activities, LexisNexis helps students build search dexterity and use leading legal analytics tools to tackle complex research, deliver quality drafts, and track key issues in the practice of law.

News & Business, representing just under 10% of revenue, provides customers across industries with news and business information and insights, including company information and US Public Records.

The flagship product is Nexis, which provides an easy way to search across a deep corpus of content of over 39,000 licensed sources, including a 45-year news archive across over 50 different languages. Other core products include Nexis Newsdesk, an analytics-driven solution for media monitoring, and Nexis Diligence, an all-in-one diligence solution for risk assessments across use cases.

In 2023, Nexis Solutions launched Nexis Diligence+, a global due diligence solution with high-volume screening and advanced negative news analytics, delivering significant process efficiencies for risk professionals. It also launched Nexis Hub, a new workflow tool enabling users to gather information and organise and prioritise it in a single place, driving significant time savings and reduced risk of information loss.

Print, representing about 10% of revenue, provides traditional print materials as well as e-books with case law, statutes, and other primary law sources that include leading brands such as Matthew Bender, Mealey's, Michie, LexisNexis A.S. Pratt and LexisNexis Sheshunoff.

Market opportunities

Longer-term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers.

Additional market opportunities are presented by the advent of Generative AI and increasing demand for online information solutions, legal analytics, and other solutions, along with decision support solutions that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity.

Strategic priorities

LexisNexis Legal & Professional's strategic goal is to enable better legal outcomes and be the leading provider of workflow and productivity enhancing information, analytics, and information-based decision tools in its market. To achieve this, LexisNexis is focused on introducing next-generation products and solutions on the global New Lexis platform and infrastructure; incorporating advanced technologies including generative AI; driving long-term international growth; and upgrading operational infrastructure, improving process efficiency, and gradually improving margins.

Across segments, LexisNexis is focused on the ongoing development of advanced legal research and practice solutions that help lawyers make data-driven decisions with greater accuracy and efficiency. Global functions and presence enable LexisNexis to effectively launch and scale products such as Lexis+ AI across segments, leveraging shared assets from product design to back-end functionality.

LexisNexis is also continuing its mission to advance the Rule of Law around the world through the efforts of the LexisNexis Rule of Law Foundation, a non-profit entity that conducts projects globally to promote transparency of the law, access to legal remedy, equal treatment under the law, and independent judiciaries.

2023 Revenue £1,851m



Format

Print & face-to-face
10%

Electronic
90%

Geographical market

Rest of world
11%

Europe
21%

North America
68%

Type

Transactional
21%

Subscription
79%

Business model, distribution channels and competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis, with subscriptions often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are Westlaw (Thomson Reuters), CCH (Wolters Kluwer), and Bloomberg. In news and business information, key competitors are Bloomberg, Factiva (News Corporation) and Reuters News (Thomson Reuters).

Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

2023 financial performance

	2022 £m	2023 £m	Change underlying	Portfolio changes	Currency effects	Change
Revenue	1,782	1,851	+6%	–1%	–1%	+4%
Adjusted operating profit	372	393	+8%	–1%	–1%	+6%

Further improvement in underlying revenue growth driven by legal analytics

Underlying revenue growth improved to +6%, driven by the continuing shift in business mix towards higher growth legal analytics.

Underlying adjusted operating profit growth was +8%, with underlying cost growth below underlying revenue growth, leading to a continued improvement in adjusted operating margin.

Law Firms & Corporate Legal markets, which account for over 60% of divisional revenue, saw strong growth. Lexis+, our integrated platform with leading analytics based on extractive AI functionality, continues to see increasing customer adoption and usage across markets. In October, we announced the commercial launch of Lexis+ AI, our new platform leveraging generative AI functionality. Initial customer reaction has been positive, and the roll-out has started well.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business,which accounts for just under 10% of divisional revenue, both delivered good growth.

Renewals and new sales remain strong across all key segments.

2024 outlook

We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Revenue

£m

Underlying growth **+6%**



Adjusted operating profit

£m

Underlying growth **+8%**



Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Lexis+:
a comprehensive resource for fast and accurate case law research

About Lexis+:

Lexis+ Singapore is a premium all-in-one ecosystem of integrated legal solutions, complete with superior research, practical guidance and gold standard drafting tools.



Rajah & Tann's legacy is built on a commitment to excellence and to care for its colleagues, clients, and community. Founded in 1976 to pursue social justice through law, Rajah & Tann Singapore is now one of the 'big four' full-service firms in Singapore and a founding member of Rajah & Tann Asia, a network of legal practices which boasts over 970 fee earners across 10 countries. They are known for being early technology adopters and were one of the first large law firms to adopt Lexis+ in the region.

In a technology-driven, 'always-on' professional world, clients now expect legal services to be immediately accessible at all times, while their legal and regulatory questions are becoming increasingly complex. Rajah & Tann's ambition is to be unrivalled in its responsiveness to client demands, while continuously seeking new opportunities to deepen its foothold in Asia. The company also acknowledges that this vision must be pursued in a sustainable manner, without compromising on their values of fairness, integrity, generosity, and compassion, especially toward the well-being of their colleagues. Rajah & Tann firmly believes that leveraging technology in the delivery of legal services is necessary to meet both client expectations and the needs of their team members.

Through a combination of market-leading AI search technology, large proprietary content-sets, and superior data visualisation features, Lexis+, launched in June 2023 with case digests of Singapore supreme court judgements for the first time, cuts down the time needed for lawyers to conduct legal research while maintaining the accuracy and quality of the research output. Rajah & Tann lawyers can now use Lexis+ as the first port of call when conducting case law research. The solution's user-friendly features have made legal research 'less stressful', as they can now simply 'browse through the sections of the materials containing the search terms without having to open each search result. This makes it much easier to filter, identify and zoom in to the materials likely to be useful for their research'.

The benefits are not limited to fee-earners: the Knowledge Management team now spend less time training lawyers on using the system. For example, the innovative 'Search Tree' feature is particularly appreciated among younger lawyers, replacing the need to memorise and deploy traditional Boolean search techniques. This faster uptake in usage means a quicker return on investment on the firm's subscription to Lexis+.

For Rajah & Tann, the future of legal services hinges on the firm's success in technology adoption, and Lexis+ is a key element in the delivery of the firm's growth strategy.

Up to 20%

We estimate that Lexis+ has made our legal research at least 10 to 20% more efficient based on how easy we're able to identify and focus on the materials relevant to our research, allowing us more time to focus on analysing the outcome of our legal research.





The pace of legal practice has accelerated in recent years, influenced by client expectations for prompt and accessible legal services and the rapidly evolving legal and regulatory landscape. Rajah & Tann is constantly assessing and deploying technological solutions and innovations to help our lawyers work more efficiently to keep up with this pace, while maintaining a healthier work-life harmony. Lexis+ is one such solution that has helped our lawyers reduce research time and make legal research a less 'stressful' task.

Rajesh Sreenivasan
Head, Technology, Media & Telecommunications

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Exhibitions

Our business leverages industry expertise, large data sets and technology to enable our customers to build their businesses by connecting face-to-face and digitally. This enables innovation and generates billions of dollars of revenues for the economic development of local markets and national economies around the world.

- In 2023 RX ran 286 face-to-face events in 25 countries, up from 254 events in 2022
- In 2023, over 6m participants welcomed the opportunity to build their businesses at RX events
- 42 industry sectors are served in 25 countries across the globe

Business overview

Exhibitions (RX) combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

RX has its headquarters in London and has further principal offices in Paris, Vienna, Düsseldorf, Norwalk (Connecticut), Mexico City, São Paulo, Beijing, Shanghai, Tokyo, Singapore and Sydney. RX has 3,500 employees worldwide and its portfolio of events serves 42 industry sectors.

Revenues for the year ended 31 December 2023 were £1,115m compared with £953m in 2022 and £534m in 2021. In 2023, 20% of RX's revenue came from North America, 38% from Europe and the remaining 42% from the rest of the world on an event location basis.

Over 6m participants welcomed the opportunity to build their businesses at RX face-to-face events. RX ran 286 face-to-face events in 25 countries, up from 254 events in 2022.

2023 was a year of growth, with RX and its customers operating without major disruption throughout the year and in all geographies. Performance relative to pre-pandemic level improved through the year with the majority of events trading above pre-pandemic revenue levels.

In 2023, RX improved the range of digital products offered, increasing their sophistication and the value delivered to customers. RX's digital products extended the reach of the event beyond the exhibition hall and increased the value of participating. Digital products grew in 2023 with electronic revenue accounting for 8% of revenue, up from 7% in 2022.

RX organises influential events in key markets focused on addressing the needs of each particular industry, where participants from around the world meet face-to-face to do business, to network and to learn. Its events encompass a wide range of sectors. They include construction, cosmetics, data analytics, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, media, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

RX makes selective acquisitions to enter or increase presence in attractive sectors with high growth potential. In 2023 RX acquired Big Data & AI Paris expanding its access to the high growth market in data, analytics and artificial intelligence (AI). Combined with Big Data London (acquired in 2021 and growing strongly) and the scheduled launch of Data Universe in New York in 2024, RX can now effectively and efficiently support this segment in three key geographies.

Similarly RX made selective launches to enter new attractive sectors (e.g. Renodays for green building renovation, Paris) or extend successful value propositions into new markets (e.g. Agri Week expanding into Kyushu, Japan; BCB for the drinks industry expanding into Singapore) or additional calendar slots (e.g. Content Tokyo into the winter).

Market opportunities

RX is well positioned for growth in face-to-face events. This will occur in parallel with an increased use of, and revenue from, digital tools and platforms, both stand-alone and as part of multi-channel events. These events combined with digital tools and platforms are a key lever for RX customers' businesses and national economies to expand.

Growth in the exhibitions market is influenced both by business-to-business marketing spend and by business investment. Historically, these have been driven by levels of corporate profitability, which in turn has followed overall growth in gross domestic product. Emerging markets and higher growth sectors provide additional opportunities. RX's broad geographical footprint and sector coverage allows it to respond effectively to changes in global trade and capture growth opportunities as they emerge.

As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions. This cycle was disrupted by Covid-19 but re-established in 2023.

Strategic priorities

RX's long-term strategic goal is to enable industry communities to conduct business, network and learn through a range of market-leading events and digital tools and platforms in all major geographic markets and higher growth sectors. This allows exhibitors to target and reach new customers quickly and cost-effectively, under one roof and with an integrated set of digital tools, resulting in measurably higher value and improved outcomes for both buyers and sellers.

RX focuses on four main areas that position it for long-term success.

Value to customers: RX constantly looks for ways to increase the value generated for customers, by innovating the offering and format of its events, and by deploying digital tools and platforms to enhance the face-to-face experience.

Portfolio optimisation: RX actively continues to shape its portfolio through a combination of new launches, strategic partnerships and selective acquisitions in faster growing sectors and geographies.

Best practice innovation: RX continues to drive best practices in a number of activities which increase the value generated for customers and improve its business performance, including marketing excellence, sales techniques, and the use of analytics to generate insights both for RX and its customers.

Operational efficiency: a lean, nimble structure is in place, able to respond to changing circumstances and customer needs. RX's global technology platforms and more specialist functions allow RX to accelerate revenue growth, while controlling costs and embedding sustainability throughout the organisation. It also enables a faster and more agile deployment of digital products, new events and process innovation.

RX is committed to continuously improving customer solutions and experience by developing global technology platforms based on industry databases, digital tools and data analytics. By providing a variety of services, including its integrated web platform, the company continues to increase customer value and satisfaction by proactively putting the right buyers and sellers together on the event floor. Increasingly, digital and multi-channel services such as active matchmaking are becoming a normal part of the customer expectation and product offering, enhancing the value delivered through attendance at the event. Using customer insights, RX has developed an innovative product offering that underpins the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the channels through which they can address potential buyers.

RX's digital tools and platforms are being enhanced by a data lake that integrates internal data with external sources to provide better insights for its customers.

Business model, distribution channels and competition

Over 70% of RX's revenue is derived from exhibitor fees, with the balance primarily consisting of admission charges, conference fees, sponsorship fees and online and offline advertising. Exhibition space is sold directly or through local agents where applicable. RX often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for which events can provide important support to stimulate foreign investment and promote regional and national economic activity. Increasingly, RX is offering visitors and exhibitors the opportunity to interact before and after the show using digital tools and platforms such as online directories, matchmaking and mobile apps.

RX is one of the largest global event organisers in a fragmented industry, holding a global market share of less than 10%. Other international exhibition organisers include Informa, Clarion and some of the larger German Messen, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

mipim

Location: France
The world's property market

wtm LONDON 7–9 November 2022

Location: UK
Premier global event for the travel industry

JCK

Location: US
The North American jewellery industry's premier event

iSC WEST

Location: US
International Security Conference & Exhibition

in-cosmetics® global

Location: France
International exhibition for personal care ingredients

GIFTS & HOME

Location: China
One of the largest business gifts & home fairs in China

NEW YORK **COMIC CON** REEDPOP

Location: US
The East Coast's largest pop culture convention

ADMINISTRATION & HUMAN RESOURCES & ACCOUNTING WEEK

Location: Japan
Japan's one-stop shop for office related products and services

reed gift fairs

Location: Australia
Australia's trade event for the retail industry

World Smart Energy Week

Location: Japan
Japan's comprehensive exhibition for smart and renewable energy

ibtm WORLD

Location: Spain
Global event for the meetings, incentives, conferences and events industry

METALEX

Location: Thailand
Machine tools and metalworking exhibition serving ASEAN

pollutec

Location: France
International exhibition of environmental equipment, technologies and services

AUTOMEC

Location: Brazil
International trade fair for autoparts, equipment and services

Manufacturing World Japan

Location: Japan
Japan's manufacturing industry trade event

FIBO GLOBAL FITNESS

Location: Germany
International trade show for fitness, wellness & health

+ For more information visit relx.com

2023 Revenue £1,115m



Format

Electronic 8%

Face-to-face 92%

Geographical market

Rest of world 42%

North America 20%

Europe 38%

Source

Visitors and other 28%

Exhibitors 72%

2023 financial performance

	2022 £m	2023 £m	Change underlying	Portfolio changes	Currency effects	Change
Revenue	953	1,115	+30%	–11%*	–2%	+17%
Adjusted operating profit	162	319	+100%	+5%	–8%	+97%

* includes cycling effects of -11%

Strong underlying revenue growth and profitability improvement

Strong underlying revenue growth was driven by a significant increase in face-to-face activity across geographies, with average like-for-like event revenue across the portfolio ahead of pre-pandemic levels.

We continue to make good progress on digital initiatives, with increased usage of a growing range of value enhancing digital tools for the customers of our face-to-face events.

The improvement in profitability reflects the higher activity levels and the structurally lower cost base of the streamlined event portfolio, with the adjusted operating margin now above pre-pandemic levels.

2024 outlook
We expect strong underlying revenue growth with a further improvement in adjusted operating margin.

Revenue

£m

Underlying growth **+30%**



Adjusted operating profit

£m

Underlying growth **+100%**



Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Big Data London:
Where data-driven
businesses go for growth

About Big Data London:

Big Data London is a leading data, analytics and AI conference and exhibition. The 2023 event, held from 20-21 September, was the largest in its eight year history, featuring over 180 exhibiting technology providers and consultants, and 300 global data experts speaking across 15 theatre stages. A record 15,617 attendees came to discover the latest tools and techniques and hear from pioneers and industry leaders about the most effective data driven strategies. RX is taking Big Data London's successful format to the US, with the launch of Data Universe 2024 in New York City in April 2024.



Founded in 2017, and headquartered in Boston, Massachusetts, Starburst Data is focused on solving the pains of data access. Its solution, a full featured data lake analytics platform built on open source Trino, gives data-driven companies the capabilities they require to discover, organise, and consume data without the need for time-consuming and costly migrations. In just six years, Starburst has grown into an industry-leading data mesh enterprise, trusted by companies like Sky, EMIS Health and Société Générale.

Starburst Data's partnership with Big Data London began in 2021 when the company participated as a Platinum Sponsor to establish its presence in the UK and European market. It has since come to regard the event as a strategic point in the calendar, providing the perfect platform to introduce and showcase its solutions, amplify its voice, and position the company as the industry leader in data lake analytics.

As a Diamond Sponsor of Big Data London 2023, with the largest exhibiting footprint on the show floor, Starburst's objectives were clear-cut. The company strategically unveiled its partnership with Dell Technologies and used the platform to announce several pivotal updates for Starburst Galaxy. It brought HSBC and 7Bridges to the event to share their data lake house customer journeys. And it shared its latest co-engineered solutions with Dell Technologies, Oakland Group, and Turin Tech AI.

Starburst believes that Big Data London has had a transformative influence on its business as a catalyst for growth and collaboration in the world of data analytics and AI, fostering not only client relationships but also strategic partnerships.

It has now joined forces with RX as the Title Sponsor for a ground-breaking new event, Data Universe 2024 New York, modelled on Big Data London's winning event format. In addition to a premier presence on the experiential expo floor, Starburst will deliver content curation for a dedicated data lake theatre at Data Universe 2024, offering use cases, presentations, and hands on workshops over the two days.

550 qualified leads

Starburst data welcomed over 2,400 visitors to its stand at Big Data London 2023 and attracted 1,600 attendees to its plenary keynote. It also delivered approximately 200 demos, held 90 meetings, and generated more than 550 qualified leads for follow-up.





Big Data London never ceases to amaze us. The rich content, diverse attendee profile, the sheer size and shape of the event, and the exceptional team behind its success make it an unrivalled platform for us to engage with our audience and drive our business goals. Big Data London really is a true barometer for the rapidly growing data and AI industry.

Matt Browning
VP Marketing EMEA and APAC

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Corporate responsibility



In this section

Contact details
Your views are important to us.
Please send your comments to:
corporate.responsibility@relx.com

Or write to:
Dr Márcia Balisciano
Chief Sustainability Officer and Global Head
of Corporate Responsibility
RELX
1–3 Strand
London
WC2N 5JR
United Kingdom

For more information, visit:
www.relx.com/corporateresponsibility

This report contains the RELX PLC Non-Financial and
Sustainability Information Statement for the purposes
of Section 414CA and 414CB of the Companies Act 2006.

The Corporate Responsibility Report is an integral part of our Annual Report. This section highlights performance against our 2023 corporate responsibility objectives.

Overview

Market segments

Corporate Responsibility

Non-financial and sustainability information statement

RELX is required to comply with the reporting requirements of Sections 414CA and 414CB of the Companies Act 2006, which relate to non-financial and sustainability information. The list below outlines where this information can be found:

Reporting requirement:

Environmental matters	73-81, 82-87
Employees	54-59
Social matters	45-49
Human rights	45-49, 54-59, 69-72
Anti-corruption and anti-bribery matters	50-53, 69-72
Policies, due diligence processes and outcomes	50-53, 69-72
Description and management of principal and emerging risks and impact of business activity	98-107
Description of business model	4-13
Non-financial metrics	41
Climate-related financial information	82-87

Directors' duties and Section 172 Statement

The Directors of RELX PLC – and those of all UK companies – must act in accordance with their duties under the Companies Act 2006 (the Act). These include a fundamental duty to promote the success of the Company for the benefit of its members as a whole. The Board of RELX PLC, and its individual Directors, consider that they have done so for the year ending 31 December 2023.

Details of how the Board and its Directors have fulfilled these duties can be found throughout this 2023 Report, and therefore the following sections have been incorporated by reference into this Section 172 Statement and, where necessary, the RELX 2023 Strategic Report:

Business model and strategy	4-13
Corporate responsibility report	38-90
Principal risks	98-107
Culture and workforce policies	113-125
Board decision-making	113-125
Stakeholder engagement	113-125

Section 172 of the Act requires the Directors to have regard to, among other matters, the interests of the company's stakeholders in working to promote the success of the company. The Board recognises the importance of building and maintaining sound relationships with RELX's key stakeholders in order to achieve its business aims. Among the Group's many and varied stakeholders, the Board has identified investors, employees, customers, suppliers and the communities in which we operate, as the company's key stakeholders. Given its size, diversity and global business, stakeholder engagement takes place at all levels across the Group. To ensure adequate visibility of key stakeholder views, the Board received a detailed overview in the year covering engagement channels and activities the Company has with each of its key stakeholders.

In 2023, the Board also continued to oversee our substantial corporate responsibility activities, and maintained its focus on RELX's Sustainability performance. The Board's oversight on these matters is detailed on page 117 as part of Board activities, and page 119 as part of the Board's engagement with the communities in which we operate.

We review the implications of our identified risks to ensure appropriate mitigation. For example, one strategic risk is customer acceptance of our products and services; we must therefore make certain they are reliable and high quality, responding to the views expressed through customer feedback programmes, including Net Promoter Score, and access initiatives to ensure those who might benefit from our products and services can do so. In this way, we minimise risk of financial loss and damage to our corporate reputation.

Financial review

Governance

Financial statements and shareholder information

Our approach to corporate responsibility





We set annual and longer-term objectives to ensure we continue to increase the positive impact we have on society through our business.

Dr Márcia Balisciano
Global Head of ESG and Corporate Responsibility, RELX

CR priorities
In this report we outline our approach to Corporate Responsibility (CR), our principal CR risks and how they map to our CR priorities, including operating with the highest standards, meeting customer needs, attracting and retaining the right people, maintaining an ethical supply chain and managing climate risks as presented in our Taskforce for Climate-related Financial Disclosure (see CR Disclosure Standards 1). This Report also sets out alignment with the Sustainability and Accounting Standards Board (see CR Disclosure Standards 2).

Corporate responsibility performance begins with the purpose of the company. RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices; and customers learn about markets, source products and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

To be a leading company we must act with the highest responsible standards, while channelling our strengths to make a positive difference for society. To us, CR is not a programme or prescriptive set of activities, it is how we do what we do on a daily basis. It is the responsibility of everyone at RELX.

CR gives us long-term sustainable competitive advantage. It inspires confidence in our stakeholders, and provides a 'licence to operate' in the communities in which we live and work. It underpins our business strategy to deliver improved outcomes for our customers by combining content and data with analytics and technology across global platforms and helps us build leading positions in our markets by leveraging our skills and assets.

We align the objectives we set for our unique contributions, as well as those for the significant areas that affect all companies – governance, people, customers, community, supply chain and environment – with the United Nations Sustainable Development Goals (SDGs) to support the achievement of these 17 global goals by 2030.

We believe in timely, comprehensive reporting (see CR Disclosure Standards 2 and 3 for how we align with key standards, including the Global Reporting Initiative). Key non-financial metrics for environment, people and supply chain are independently assured. Corporate Citizenship assure our community disclosures against the Business for Societal Impact (B4SI) Framework. Full assurance statements are available at  **www.relx.com/additional-cr-resources**. CR is an integral part of the statements of the Chair, CEO and CFO (see pages 3, 4, and 92-97). RELX is subject to the European Union's Corporate Sustainability Reporting Directive (CSRD) from January 2024 and our first CSRD Sustainability Statement will feature in this section of our 2024 Annual Report.

We pursue robust governance of CR issues for which the CEO is responsible to the Board. The leaders of our four business areas and our Functional leaders all have accountability for our CR performance, reinforced by objective setting and monitoring by our CR Forum and the involvement of over 4,400 colleagues in our internal CR networks.

Sustainable Development Goals (SDGs)
We're committed to doing our part to advance these essential objectives for the world. Throughout the Corporate Responsibility section of this report, SDG icons highlight the SDGs relevant to the content.

Visit the RELX SDG Resource Centre
www.sdgresources.relx.com



2023 key corporate responsibility data

	2019	2020	2021	2022	**2023**
Revenue (£m)	7,874	7,110	7,244	8,553	**9,161**
People					
Number of full-time equivalent employees (year end)	33,200	33,200	33,500	35,700	**36,500**
Percentage of women employees (%)^	50	50	50	50	**51**
Percentage of women managers (%)^	42	42	44	44	**45**
Percentage of women senior leaders (%)[1]^	30	28	30	31	**31**
Percentage of ethnic minority US/UK managers (%)^		17	19	19	**20**
Percentage of ethnic minority US/UK senior leaders (%)[1]^		9	10	12	**15**
Community[2]					
Total cash and in-kind donations (products, services and time (£m))	9.2	9.2	10.4	12.3	**12.4**
Market value of cash and in-kind donations (£m)	18.7	17.6	20.6	22.6	**23.4**
Percentage of staff volunteering (%)[3]	45	26	32	36	**36**
Total number of days volunteered in company time	12,127	6,821	10,362	12,830	**16,529**
Health and safety (lost time)[4]					
Incident rate (cases per 1,000 employees)^	0.50	0.11	0.07	0.17	**0.30**
Frequency rate (cases per 200,000 hours worked)^	0.06	0.01	0.01	0.02	**0.03**
Severity rate (lost days per 200,000 hours worked)^	0.69	0.07	0.02	0.36	**0.41**
Number of lost time incidents (>1 day)^	14	3	2	5	**9**
Socially Responsible Suppliers (SRS)					
Number of key suppliers on SRS database[5]^	354	412	359	724	**796**
Number of independent external audits [6] ^	93	99	111	119	**125**
Percentage signing Supplier Code of Conduct (%)[7]^	91	91	96	87	**87**
Environment[8]					
Total energy (MWh)^	176,682	142,098	125,095	117,997	**110,750**
Renewable electricity purchased (MWh)[9] ^	135,710	120,710	105,793	98,013	**92,621**
Percentage of electricity from renewable sources (%)[9]^	91	100	100	100	**100**
Waste sent to landfill (t)[10]^	804	210	150	73	**45**
Percentage of waste diverted from landfill (%)[10]^	81	91	93	97	**97**
Water usage (m³)^	344,304	226,509	183,575	156,734	**142,374**
Climate change (tCO$_2$e)[8]					
Scope 1 (direct) emissions^	8,498	5,217	5,644	5,211	**4,317**
Scope 2 (location-based) emissions^	69,616	53,740	44,051	37,270	**36,616**
Scope 2 (market-based) emissions^	18,384	11,384	8,321	8,952	**8,598**
Scope 3 (flights) Cirium's EmeraldSky flight emissions methodology[11]^	40,544	8,961	3,402	15,879	**16,999**
Scope 1 + Scope 2 (location-based) emissions^	78,114	58,957	49,695	42,481	**40,933**
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	118,658	67,918	53,097	58,360	**57,932**
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	67,426	25,562	17,367	30,042	**29,914**
Paper					
Production paper (t)^	34,599	36,259	40,910	28,466	**22,561**
Sustainable content (%)[12]^	96	92	98	99	**100**
SDG Resource Centre					
Unique users^		89,902	133,832	155,082	**220,815**
New content items^		717	970	658	**822**

1   We define senior leaders as colleagues with a management grade of 17 and above.
2   Data reporting methodology assured by Business for Societal Impact (B4SI). Reporting period covers 12 months from December 2022 to November 2023.
    See B4SI assurance statement at www.relx.com/additional-cr-resources.
3   All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using volunteering hours, as well as those who participated in other Company-sponsored volunteer activities.
4   Accident reporting covers approximately 82% of global employees.
5   We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.
6   For 2023, RELX moved to a new third party audit platform, which allows sharing of supplier audits across the platform therefore increasing the total number of audits.
7   Signatories to the RELX Supplier Code of Conduct include suppliers who have not signed the Supplier Code, but have equivalent codes. These suppliers are subject to the same audit requirements as Supplier Code signatories.
8   Climate change and environmental data (carbon, energy, water, waste) covers the 12 months from December 2022 to November 2023.
9   We purchase renewable electricity on green tariffs at locations in the UK and Europe. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of any non-renewable electricity consumed outside the US; we do not apply any market-based emissions factors on this portion of electricity consumption.
10 Waste sent to/ diverted from landfill from reporting locations excluding estimates.
11 Covers all flights booked through our corporate travel partner in the calendar year. Uses the proprietary Cirium fuel-derived methodology. Further details are available on page 76. Previous figures restated following independent assurance.
12 Percentage of paper graded as known and responsible sources by the Book Chain Project or certified to FSC or PEFC. Includes less than 0.5% of paper not yet graded or certified.
^   Independently assured. See Independent Assurance Statement.

  Reporting guidelines, methodology and independent assurance statements are available on
www.relx.com/additional-cr-resources

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

2023 awards for excellence

Our employees, products and shows are regularly recognised for excellence. In 2023, for example:

Risk



Kimberly Sutherland, Vice President of Fraud and Identity at LexisNexis Risk Solutions won gold for Cybersecurity Woman of the Year at the Cybersecurity Excellence Awards



LexisNexis Risk Solutions was awarded Best Practices Company of the Year for global fraud detection and prevention by Frost & Sullivan

Scientific, Technical & Medical



Elsevier won gold at the Employer Brand Management Awards Europe for Best Employee Experience



Elsevier's SciBite won the Innovative Practices Award at Bio-IT World

Legal



LexisNexis Legal & Professional's US Voting Laws & Legislation Centre won the Justice Technology award at the Legalweek Leaders in Tech Law Awards



LexisNexis Legal & Professional won Best Business Intelligence Solution for CaseMap Cloud and Best Legal Solution for Lexis+ at the SIIA CODiE Awards

Exhibitions



RX won four awards for Best Company Leadership, Best Career Growth, Best CEOs for Diversity and Best CEOs for Women at the Comparably Awards



RX won the Greatest Trade Show award for JCK and the Best Use of Technology award for G2E Global Gaming Expo at the Trade Show Executive Gold 100 Awards

2023 ESG recognition



MSCI ESG Ratings
• AAA rating



Sustainalytics ESG Risk Rating
• Sector (media): 2nd out of 296



S&P Global Sustainability Yearbook
• Included



Tortoise Responsibility100 Index
• 5th out of 100



Dow Jones Sustainability Index
Included in
• World



FTSE4Good Index
Included in:
• FTSE4Good UK Index



STOXX Global ESG Leaders Indices
• Included



ECPI Indices
• Included



CDP
• Programmes: Climate, Forests, Water



SOCOTEC ISO14001
• Group certification



Workplace Pride Global Benchmark
• Awarded Advocate status



Bloomberg's Gender-Equality Index
• Included

Prioritising key issues

To consistently understand the issues we should focus on, we consider our business priorities and engage regularly with both internal and external stakeholders. Employees are our primary internal stakeholder and we involve more than 4,400 colleagues across RELX in our CR networks, who in turn reach more people across the company. Examples of our stakeholder engagement in the year can be found at ⬤ **www.relx.com/additional-cr-resources**.

The basis of our 2024 CSRD disclosure will be a double materiality assessment (DMA) which identifies key issues for our stakeholders and those which meet a test of financial materiality, encompassing both risk and opportunity. In 2023, we engaged CR consultancy, Carnstone to assist with the DMA, supported by an internal DMA/CSRD Review Group comprised of 27 colleagues. The methodology and results of this undertaking will be part of our 2024 CSRD disclosure.

For our previous stakeholder assessment Carnstone contacted over 270 stakeholders – including investors, employees and suppliers – to rank 14 issues we consider important to the company. All 14 CR priorities were rated as either significant or very significant by 26% or more of respondents (at a minimum), indicating that we are focusing on issues they believe are critical for us.

Ranking no.	**Impact on society and the environment** Priority issues:	**Impact on RELX** Priority issues:
1	**RELX unique contributions to society**	**Having the right people**
2	Access to information	Data privacy and security
3	Managing environmental impacts	Responding to customer needs
4	Health, safety and well-being	RELX unique contributions to society
5	Responding to customer needs	Governance and ethical practice
6	Having the right people	Health, safety and well-being
7	Promoting diversity	Editorial standards
8	Governance and ethical practice	Promoting diversity
9	Transparent, comprehensive reporting	Access to information
10	Data privacy and security	Transparent, comprehensive reporting
11	Editorial standards	Managing environmental impacts
12	Sustainable supply chain	Tax, pensions and investments
13	Supporting our communities	Sustainable supply chain
14	Tax, pensions and investments	Supporting our communities

#1
Unique contributions
Ranked by stakeholders as our primary impact on society and environment

#1
Having the right people
Ranked by stakeholders as the primary impact for RELX

Our external stakeholders



Investors · Government · Customers · NGOs · Local communities · Suppliers · Industry networks

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Our internal stakeholders



Examples of our internal stakeholders
Accessibility Working Group
Mental Health First Aiders
ESG Product Risk Group
Inclusion Council
Inclusion Working Group
Carbon Fund Governance Group
Elsevier Accessibility Guild
Employee Resource Groups
Environmental Champions
Well-being Champions
CR for Customers
Green Teams
Human Rights Working Group
Customer Quality Assurance Network
RELX Cares Champions
RX Sustainability Steering Group
Rule of Law Working Group
SDG Champions
Socially Responsible Supplier Group

Commitment to the United Nations Global Compact

The United Nations Global Compact (UNGC) links businesses around the world with UN agencies, labour and civil society in support of Ten Principles encompassing human rights, labour, the environment and anti-corruption. Each year, we work to further UNGC principles within RELX and in our supply chain. We demonstrated leadership as one of 900 early adopters of the Enhanced Communication on Progress (CoP) in 2022, among more than 20,000 signatories and completed the CoP again in 2023. We contributed to the UNGC Leaders Summit and served as a sponsor of their Transformational Governance initiative. In the year, our Chief Sustainability Officer and Global Head of Corporate Responsibility completed her three year term as Chair of the UNGC UK Network and served on the Board of the Foundation for the Global Compact, which provides financial, operational and programmatic support to the UNGC.

The UNGC is a partner of the RELX SDG Resource Centre, which features UNGC content. UNGC Executive Director and UN Assistant Secretary-General, Sanda Ojiambo delivered keynote remarks during the 2023 RELX SDG Inspiration Day, which virtually brought together over 1,500 representatives from business, the investor community, academia, non-profit organisations and civil society to inspire action and collaboration to advance the global goals.



For our standing with the UNGC, visit: **www.unglobalcompact.org/what-is-gc/participants/7909**



WE SUPPORT
UN GLOBAL COMPACT

Relevant SDGs

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Our unique contributions

Our unique contributions are how we make a positive impact on society in the conduct of our business.

 Universal, sustainable access to information

 Advance of science and health

 Protection of society

 Promotion of the rule of law & access to justice

 Fostering communities

Anne-Manuele Herbert
Portfolio and Show Director
RX

Our events foster the meeting of people and ideas which is essential for finding solutions to global challenges. Our teams work to ensure our events are organised in a sustainable way: taking steps to reduce our environmental impact, promote inclusion and diversity and support local communities. The UN Sustainable Development Goals are our roadmap to shape our industry and make a difference.

Risk

LexisNexis Risk Solutions' (LNRS) products and services align with SDG 16 (Peace, Justice and Strong Institutions) and SDG 10 (Reduced Inequalities), among others. Our products and services help protect society by detecting and preventing fraud across a range of business sectors and at US government levels, citizens access vital government benefits, and law enforcement keep communities safe. Our data privacy principles, governance structures and control programmes help ensure data privacy requirements are met and personally identifiable information is protected. We prioritise individuals' privacy concerns across all jurisdictions where we operate. We work with established privacy advocacy groups, federal and state legislators and other interested parties and always operate within relevant legal, regulatory, ethical and best practice frameworks.

A number of Risk products aim to reduce online fraud and identity theft, helping customers recognise trusted transactions and reduce fraud losses. In the year LexisNexis Financial Crime Digital Intelligence (FCDI) won Best Overall Digital Identity Solution Provider at the FinTech Breakthrough Awards. FCDI is a digital sanctions evasion intelligence tool designed to help businesses balance customer online

2023 PERFORMANCE

Meaningful support of SDG 10 by expanding financial inclusion efforts in Africa and APAC, including by providing lenders with improved risk information from alternative credit data to benefit more people

Financial inclusion is essential to the SDGs. With adequate wages and access to appropriate financial tools, citizens are lifted out of poverty, (SDG 1); avoid hunger (SDG 2); have better health (SDG 3); are more likely to receive quality education (SDG 4); and more women are likely to aid the financial well-being of their communities (SDG 5), among other SDG benefits.

Worldwide, the World Bank estimates that 1.4bn adults lack access to formal financial services, without access to basic transaction accounts they are excluded from financial opportunities because of a lack of a traditional credit record. The challenge of financial inclusion is often magnified in low-income countries, given gaps in identity verification and credit risk assessment.

Risk's DecisionTrust uses transactions across a global digital identity network giving enriched insights to help lenders better assess borrowers, ensuring consumers are not underestimated while addressing the problem of 'making visible the historically invisible' – people with no credit record. In 2023, Risk ran DecisionTrust tests in 15 countries in Africa, Latin America, Eastern Europe and Asia. The testing took place with fintechs, banks and lending companies, which have historically struggled to incorporate lower income populations into the regular banking system. The tests show that applications (or reapplications) for credit would be granted in approximately 20% of cases as opposed to outright rejections previously.

experience with heightened digital sanctions evasion risk. LexisNexis BehavioSec uses behavioural biometrics, the habits and patterns in the behaviour of device users, to recognise trusted transactions versus fraudulent activity. Working behind digital interactions, the solution ensures genuine users have a frictionless online experience while simultaneously enabling rapid responses to real risks and user anomalies. With the increasing use of digital devices and online transactions, behavioural biometrics is becoming an essential tool for businesses and organisations to build trust and reduce fraud.

The ADAM programme was developed by Risk in 2000 to help the National Center for Missing and Exploited Children (NCMEC) find missing children. ADAM technology, which is maintained and enhanced by LNRS employees, quickly distributes missing child alerts to law enforcement, hospitals, businesses and the public in specific geographic search areas. In 2023, ADAM distributed over 1.1m alerts featuring 1,670 missing children which helped NCMEC resolve 1,140 missing child cases.

Scientific, Technical & Medical

Elsevier plays an important role in advancing human welfare and economic progress through its science and health information, which spurs innovation and enables critical decision-making. Among others, Elsevier makes a significant contribution to SDG 3 (Good Health and Well-Being), SDG 5 (Gender Equality), SDG 10 (Reduced Inequalities) and SDG13 (Climate Action).

In serving the global scientific research community, Elsevier published over 630,000 articles in 2023. To broaden access to its content, Elsevier supports programmes in places where resources are often scarce. Among them is Research4Life, a partnership with UN agencies and over 200 publishers; we provide core and cutting-edge scientific information to researchers in 125 low- and middle-income countries. As a founding partner and leading contributor, Elsevier provides

around 21% of the material available in Research4Life, encompassing approximately 5,200 journals and 31,900 e-books. In 2023, there were over 1.4m Research4Life downloads from ScienceDirect.

In 2023, the Elsevier Foundation supported Research4Life's Country Connectors initiative, heightening awareness and use of Research4Life content, building communities of users through national focal points in Bhutan, Ghana, Kenya, Liberia, Sierra Leone and Tanzania. Connectors have created tailored networking, promoting information skills building and empowering users to drive change in their communities.

To ensure that vulnerable young people and minority groups can take control of their health through accessible HIV-related information, counselling and lifesaving care, the Elsevier Foundation continued its partnership with Aidsfonds' Tanya Marlo project for young people tackling the HIV epidemic in Indonesia, by providing easy access to information and care.

SSRN is Elsevier's preprint and early-stage research platform. It enables researchers around the world to openly share their work so that it is freely available to others in their field and the wider research community, promoting discussion, collaboration and an exchange of ideas. In 2023, over 1,000 Elsevier journals offered researchers the opportunity to simultaneously submit a paper for publication and also post it as a preprint on SSRN.

▶ # 40%

Increase in Research4Life downloads from Elsevier's ScienceDirect since 2021

2023 PERFORMANCE

Meaningful support of SDG 10 and SDG 13 through global partnerships to advance an inclusive approach to climate action

Elsevier works to build capacity and equity in research and health for an inclusive and sustainable future.

The Elsevier Foundation's Chemistry for Climate Action Challenge supports green and sustainable chemistry and diversity to advance climate action in the global south. Two projects were selected from 94 entrants across 47 countries, with each winning project receiving €25,000 in funding. The first in the Philippines focuses on biodegradable packaging using agro-industrial waste supporting farming communities by providing them with an additional source of income. The second in Somalia produces methane gas from fruit waste and cow manure as a cheaper and cleaner alternative to traditional charcoal.

Also in the year, we held a workshop for winners of The World Academy of Sciences-Elsevier Foundation Climate Action Grants. Among eight women-led projects focused on innovative solutions to climate change is one in Guatemala focused on food security and resilience by restoring traditional home gardens; another in Bangladesh enhancing climate-resilient



groundwater supply; and one in Uganda using aquifer storage and recovery to enable local women to advance a climate resilient food supply.

The Elsevier Foundation supported the Women Breakthrough Awards at the 2023 Falling Walls Science Summit in Berlin, celebrating women scientists focusing on gender equity and broader equality in science. The innovation award went to Atinuke Chineme and Marwa Shumo for their work incorporating black soldier flies into circular economy models for biowaste conversion and animal feed production; Sudeshna Das received the Gender Mainstreaming award for her work on AI to identify gender bias in school textbooks; and Simangele Shakwane won in the Empowerment category for her work in developing a culturally sensitive model for intimate care facilitation in nursing care.

Legal

LexisNexis Legal & Professional advances SDG 16 (Peace, Justice and Strong Institutions) through its products and services that promote the Rule of Law. The LexisNexis Legal & Professional global legal and news database contains 138bn documents and records providing transparency of the law in almost 150 countries and territories, with some 2.2m new legal documents added daily.

Through its content, data and analytics, LexisNexis Legal & Professional supports the four components of the Rule of Law: transparency of law, equality under the law, independent judiciaries and accessible legal remedy.

LexisNexis Legal & Professional partners with the International Bar Association (IBA) on the eyeWitness to Atrocities App, which allows human rights defenders to document and report human rights abuses in a secure and verifiable way so information can be used as admissible evidence in relevant forums. LexisNexis Legal & Professional utilises its data hosting capabilities to provide a secure repository for the information collected. Over 60,000 photos and videos have been captured with the app since 2015. In 2023, eyeWitness was selected as a game-changing digital solution contributing to advancing the SDGs by the United Nations Development Programme in their SDG Digital Acceleration Agenda.

In 2023 the LexisNexis Legal & Professional US Voting Laws and Legislation Center won the Legalweek Leaders in Tech Law award for Justice Technology. The Center is a free resource offering public access to over 40,000 federal and state election and voting laws, including changes to laws over time, as part of an ongoing effort to advance transparency of the law.

LexisNexis Legal & Professional does in-depth research and produces reports on key legal industry developments, including the LexisNexis Legal Aid Deserts report. Access to legal representation is a fundamental element of the Rule of Law, but many have neither the resources to engage a lawyer nor qualify for legal aid. The report mapped resources throughout the UK that can help those without means, particularly in areas such as criminal, family or employment law. In 2023 the LexisNexis Rule of Law Foundation (LNROLF) also launched the fourth in its series of reports on 50:50 by 2030 which seeks to achieve gender equity in the legal profession with a focus on Nigeria.

In 2023, the LNROLF began work to launch a judgement writing tool for justices, judges and magistrates across the Ugandan judiciary. The tool will assist in alleviating court delays and will allow judicial officers to access information from the Uganda case management and repository systems and write judgements on templates curated from research from six different global jurisdictions. It will allow judicial officers to access this material within Microsoft Word, working offline and while away from both internet and electricity, a common occurrence in rural areas of the country.

Legal team members volunteered their time and expertise in the year to support a global project to identify laws around the world that discriminate against individuals who have suffered from leprosy. Results were provided by 14 volunteers on 24 countries in partnership with the International Federation of Anti-Leprosy Associations, providing critical knowledge needed to target discriminatory laws through advocacy.

Since 2008, LexisNexis Legal & Professional has partnered with industry leading associations to recognise individuals and organisations for their commitment to the Rule of Law. 2023 award honourees include Filipino lawyer Raphael Pangalangan, recipient of the IBA Outstanding Young Lawyer of the Year Award, jointly established by Legal and the IBA Young Lawyers Committee, to honour young lawyers who have shown excellence in their career to date, commitment to professional and ethical standards, and dedication to the community at large. Winners included Argentinian lawyer Maria Fernanda Mierez, recipient of the IBA Pro Bono Award; French lawyer Céline Bardet, recipient of the Union Internationale des Avocats/LexisNexis Rule of Law Award; and Guyana lawyer Melinda Janki, recipient of the Commonwealth Law Conference/LexisNexis Rule of Law Award.

▶ # 300%

Increase in number of photos and videos uploaded to eyewitness to Atrocities since 2021, over 60,000 photos and videos uploaded to date

---

2023 PERFORMANCE

Meaningful support of SDG 16 by advancing the United Nations Global Compact's SDG 16 Business Framework on Inspiring Transformational Governance

The United Nations Global Compact states that 'Transformational Governance is a principles-based philosophy – not a new legal concept – that calls on business to be more accountable, ethical, inclusive and transparent to drive responsible business conduct, improve environment, social and governance performance and strengthen public institutions, laws and systems.'

During 2023, as a sponsor of the UNGC's SDG 16 Business Framework on Inspiring Transformational Governance, we supported the creation of a Transformational Governance Corporate Toolkit, including bringing together key



stakeholders at an event we hosted during 2023 UN General Assembly week in New York. It was also a theme at the RELX Rule of Law Café which we convene quarterly involving members of the legal community, bar associations, NGOs and peers.

Exhibitions

RX events strengthen communities and support the SDGs, including SDG 5 (Gender Equality), SDG 9 (Industry Innovation and Infrastructure), SDG 10 (Reduced Inequalities), SDG 12 (Responsible Consumption and Production) and SDG 17 (Partnerships for the Goals). In addition, RX supports SDG 13 (Climate Action) through our Net Zero Events commitments and by using our event platforms to drive industry engagement in a net zero carbon future. RX is committed to using its event platforms to support and drive the SDG agenda by stimulating conversations and collaboration, and educating and influencing the industries it serves.

RX saw a strong return to face-to-face events in 2023 across all geographies. A number of events set all-time attendance records, highlighting the importance participants place on connecting and doing business in person, allowing them to see many customers and suppliers at one time. Increasing numbers of customers took advantage of new RX digital and data analysis tools to source business solutions and suppliers, capture and qualify more leads, and analyse and improve their event performance.

In 2023, as part of its five-year, $1m commitment to racial equity, RX continued to support nine global not-for-profit partners who are working to grow racial equity in RX communities. During the year, RX also announced partnerships with Black Young Professionals Network to advance the careers of black professionals in events; and Women in Exhibitions which aims to empower women in the exhibitions industry and help nurture the next generation of female leaders.

At the 2023 MIPTV television market, RX France presented its fourth annual MIP SDG Award which honours media companies for their contribution to delivering the SDGs. The 2023 award was presented to Silverback for their work supporting UN goals directed at climate action and the conservation of life below water and life on land. RX France is part of the UN SDG Media Compact which seeks to inspire news and entertainment organisations to leverage their resources and talent to amplify and accelerate progress towards achieving the goals.

In 2023, RX's World Travel Market launched the inaugural Diversity and Inclusion Summit and pledged to ensure that 50% of speakers within the conference programme come from under-represented groups ensuring broad perspectives and knowledge are passed on to WTM attendees.

Arabian Travel Market, hosted in Dubai, presented its new Sustainable Stand Award to Hilton for their work on engaging local suppliers in the creation of the stand and commitment to repurpose materials over the next three years.

RX's in-cosmetics published its first Global Sustainability Trends Barometer, and a second regional report on sustainability in the APAC region. Both addressed the challenges and opportunities facing the cosmetics and personal care industry in its ongoing journey to reduce its carbon footprint.

MIPIM, the international property show in Cannes, launched a new Road to Zero area, combining 400 sqm of exhibition, networking and conference space, with a focus on ground-breaking methods to decarbonise the real estate industry.

Across RELX

Recognising that across RELX we have products, services, tools and events that advance the UN's 17 SDGs, we created the free RELX SDG Resource Centre in 2017 to advance awareness, knowledge and implementation of the SDGs. Since 2017, we have made over 1,800 journal articles and book chapters free to access via the RELX SDG Resource Centre which would have otherwise cost nearly £4m to make open access.

2023 PERFORMANCE

Meaningful support of SDG 13 by progressing the Net Zero Carbon Events Initiative and developing the net zero pathway for RX shows

In February 2023, RX published a Carbon Reduction Playbook to accelerate best practice across our event and operations teams in order to help them make more sustainable choices. To promote engagement with the Playbook, the RX Head of Sustainability undertook a roadshow and held online events that attracted 500+ attendees. This work will continue in 2024 with the publication of a Pathway to Net Zero roadmap, setting out RX's carbon reduction strategy to achieve net zero by 2040, with key milestones for all shows.

During the year, as a member of the Net Zero Carbon Events taskforce, RX participated in working group sessions to advance industry measurement of event-related carbon emissions, including event energy, waste, and production inputs. In the year, 56 venues covering 141 face-to-face events reported energy and/or waste data across RX. Additionally, we conducted carbon footprints of ten events to understand what data is available and get a fuller picture of emissions categories such as logistics and production. These footprints have formed the basis for specific event strategies to target reductions.



Highlighting the importance of industry collaboration in driving climate change action, RX partnered with Elsevier at the 2023 London Book Fair on a new Sustainability Hub, which delivered three days of programming designed to raise awareness about climate change and encourage publishers to adopt sustainable responses across the supply chain. Elsevier and RX also partnered to calculate the emissions associated with Elsevier's exhibition stand and highlight their carbon emissions label. RX will build on this work to calculate further stand emissions and educate exhibitors on sustainable practices.

We held our annual RELX SDG Inspiration Day during the year with a focus on nature and biodiversity, giving thought leaders, corporate representatives, investors, governments, and NGOs a common platform to discuss challenges and opportunities for collaboration. Keynote speakers included former Secretary General of the United Nations, Ban Ki-moon, and ethologist, environmentalist and UN Messenger of Peace, Dr Jane Goodall, DBE.

Since 2011, the RELX Environmental Challenge has been awarded to projects that best demonstrate how they can provide sustainable access to safe water and sanitation where it is presently at risk. In 2023 the awards were presented at

Pollutec, an RX France event for innovative solutions in waste management, recycling, circular economy, water and energy. The $50,000 first prize winner was Lombrifiltro by CPlantae, a sanitary engineering firm and social enterprise based in Mexico that has developed and commercialised prefabricated vermifilters for onsite wastewater treatment, providing a solution for communities without access to a sewer system. The $25,000 second prize winner was TU Delft Water For Impact for their development of electroagulation, a method to treat surface water using solar power. For more information see page 78.

2023 PERFORMANCE

Advance the SDGs by increasing the number of unique users of the RELX SDG Resource Centre

In 2023, we added 822 new content items to the RELX SDG Resource Centre bringing the total number of content items available to 4,729, an increase of 21% over 2022. We published 19 special issues in 2023 featuring curated articles, book chapters and other content on specific topics. This included a nature and biodiversity special collection to coincide with the RELX SDG Inspiration Day, providing the over 1,500 attendees, and others, with additional resources on the subject.

The RELX SDG Resource Centre also features the World We Want podcast; recordings in the year included Robert Skinner, Deputy Director and Chief of Partnerships and Global Engagement in the United Nations Department of Global Communications; David Emmett, head of biodiversity partnerships at the Hempel Foundation; Dr Gabriel Filippelli, Chancellor's Professor of Earth Sciences and Executive



Director of the Indiana University Environmental Resilience Institute; and Kume Chibsa CEO & Co-Founder of Afrovalley.

We closed the year with more than 220,000 unique users, a 42% increase over 2022, exceeding our target of 15%.

▶ # 65%

Increase in unique users of the RELX SDG Resource Centre since 2021

2024 objectives	By 2030
Protection of society – SDG 10 (Reduced Inequalities): Complete four new financial inclusion pilots in low-income countries, working to provide lenders with improved risk information from alternative data to benefit more people	Use our products and expertise to advance the SDGs, among them:
Advance of science and health – SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action): Advance inclusive research and health by engaging key partners and convening changemakers to advance health equity	SDG 3 (Good Health And Well-Being) SDG 10 (Reduced Inequalities) SDG 13 (Climate Action) SDG 16 (Peace, Justice and Strong Institutions)
Promotion of the rule of law and access to justice – SDG 16 (Peace, Justice and Strong Institutions): Support dissemination of the United Nations Global Compact's Transformational Governance Corporate Toolkit, including by engaging customers	Enrich the SDG Resource Centre to ensure essential content, tools and events on the SDGs are freely available to all
Fostering communities – SDG 13 (Climate Action): Launch carbon reduction action plan in support of RX's Pathway to Net Zero Roadmap and introduce exhibitor education on sustainable stands	
Universal, sustainable access to information – Increase the number of unique users of the RELX SDG Resource Centre by 15% over 2023	

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Relevant SDGs

Corporate responsibility governance

Good governance allows us to ensure our approach to and implementation of corporate responsibility initiatives is effective and consistent with our stated objectives, our values and culture.

CR Governance and reporting

Our Board recognises the importance of maintaining high standards of corporate governance, which underpins our ability to deliver consistent financial performance, and value to our stakeholders, aligned with RELX's culture of integrity. The Board has oversight responsibility of RELX's corporate governance and their role and function is explained fully in the Corporate governance section (see pages 113 to 124. The Audit Committee of the Board regularly reviews ethics issues. In addition, the Chief Legal Officer (CLO) and Company Secretary is responsible for ethics issues as a member of the RELX executive committee. The Chief Compliance Officer and Corporate General Counsel reports to the CLO and presents to the Board annually on the status of our ethics policies and implementation.

Governing policies set out our stance on key issues and are publicly available at **www.relx.com/cr-downloads**. These include the RELX Code of Ethics and Business Conduct, the Code of Ethics for Senior Financial Officers, the Supplier Code of Conduct, Tax Principles, Privacy Principles, Inclusion and Diversity Policy, Health and Safety Policy, Editorial Policy, Quality First Principles and Product Donation Policy.

Jasdeep Gill
Financial and Operational
Audit Manager, RELX

High quality assurance is crucial for RELX as it ensures that internal processes are operating efficiently and effectively. With a robust assurance process, we can identify potential risks and opportunities for improvement, enabling us to optimise our operations and achieve long-term objectives.

Our values

We monitor the progress of each business in embedding our values.

    

| Customer focus | Valuing our people | Innovation | Passion for winning | Boundary-lessness |

Our CR governance framework

The CEO has responsibility to the Board for CR. They and senior management, as well as the CR Forum, chaired by a senior leader and involving individuals representing key functions and business areas, set and monitor CR performance. This includes our annual and longer term CR objectives, which reflect the views of a range of internal and external stakeholders. More information can be found on **www.relx.com/additional-cr-resources**. The Chief Sustainability Officer and Global Head of Corporate Responsibility provides formal updates to the Board and engages on key issues with senior managers, who have CR-related Key Performance Objectives (see page 132).



Helping our people pursue the highest standards of integrity

Doing the Right Thing is more than a phrase at RELX, it embodies principles that represent RELX's culture of integrity. It includes ensuring respect for one another, incorporating ethics in all our actions; growing our business with integrity; holding ourselves and each other accountable; and taking time to ask questions and report concerns.

Doing the Right Thing is underpinned by clear actions for employees, among them, being honest in our dealings with others; respecting the law, our policies and colleagues; and courageously speaking out for what is right. RELX in turn provides relevant training and resources; enables a culture where people can feel comfortable speaking up and experience no retaliation when they do; and ensures concerns are listened to and acted on in a fair and timely manner.

The pillars of our compliance activities include conducting periodic compliance risk assessments; implementing effective policies, procedures, training and communications; overseeing misconduct reporting channels, investigations processes and remediation efforts; and monitoring and auditing internal controls. We engage in a legal and compliance risk assessment twice a year to identify the top legal and compliance risks to the Company. The RELX Operating and Governance Principles further describe the process, policies and controls to manage risk.

Our Code of Ethics and Business Conduct (the Code) sets the standards of behaviour for all RELX employees and is reviewed regularly. Among other topics, the Code addresses fair competition, anti-bribery, conflicts of interest, employment practices, data protection and appropriate use of company property and information. It also encourages reporting of violations – with an anonymous reporting option where legally permissible.

We offer several reporting channels to report Code-related concerns, including an Integrity Line, available to employees, suppliers, and other reporting persons. The Integrity Line is managed by an independent third party and accessible by telephone or online 24 hours a day, 365 days a year. The Integrity Line also includes an Ask A Question feature which allows employees to seek ethical advice before taking action. Reports of violations of the Code or related policies are promptly investigated, with careful tracking and monitoring of violations and related mitigation and remediation efforts.

🔲 The number of reports received is publicly available on our website **www.relx.com/investors/corporate-governance/ code-of-ethics**

We maintain a comprehensive set of other compliance policies and procedures in support of the Code and our risk areas are reviewed and updated periodically to ensure they remain current and effective. We formally audit the compliance programme, including the Code, every three years. Our policies, including our anti-bribery policies, also comprise part of our adequate procedures for compliance with applicable laws. Full and part-time employees receive mandatory training on the Code – both as new hires and regularly throughout their employment – on topics such as maintaining a respectful workplace, preventing bribery and anti-competitive activity, and protecting personal and company data. Mandatory periodic training covers key Code topics and is supplemented by advanced in-person training for those in higher-risk roles or regions. Temporary staff and apprentices are also assigned training.

^ Independently assured

Ethics and compliance policies, training and tracking

🔲 Read our Code of Ethics and Business Conduct at **www.relx.com/cr-downloads**

To help employees comply with applicable laws, we supplement the Code with other policies in areas critical to our business, including anti-bribery, competition, data privacy and security, trade sanctions and workplace conduct

To facilitate understanding of the Code and our other policies we require cyclical mandatory training and use a range of communication tools, including video

We maintain compliance committees for all RELX business areas which help set and implement compliance initiatives for each business

We provide specialised training and webinars for colleagues in higher-risk roles and locations

The Code stipulates protection against retaliation if a suspected violation of the Code or law is reported



▶ **99%^**
Completion rate for all courses within 90 days of issuance

▶ **13**
Our Code of Ethics and Business Conduct is available in 13 languages

We engage in policy discussions that matter to our business and our customers. Strategic decisions about policy are made at senior levels of the company to help advocate particular policies and/or to share our expertise. We strive to help policymakers around the world understand our business, innovations and contributions to the public interest.

RELX employees may engage in direct advocacy. We also engage through trade associations, policy organisations and third parties.

Lobbying activities done on behalf of RELX Inc. are managed by the RELX Government Affairs team, and, in coordination with our legal teams, are vetted, tracked and reported as required by law.

Consistent with our commitment to fostering a culture of integrity including through good governance, RELX has a supplemental policy and training for our employees that specifically relate to engagement with government officials and agencies.

The Code and a related supplemental policy also address corporate political contributions, which are strictly prohibited except in the US, where such contributions and activities are permitted in certain states within allowable limits, if they comply with stringent reporting and disclosure regulations. Corporate political contributions require senior level review and approval. Corporate contributions are reported as required by law. Contributions are made on a bipartisan basis and no funds are donated for presidential campaigns or any other federal-level campaigns.

We remained diligent through the year in our ongoing efforts to comply with applicable bribery and sanctions laws and mitigate risks in these areas. Our anti-bribery and sanctions programmes include detailed, risk-based internal policies and procedures on topics such as doing business with government officials, gift and entertainment limits, gift registers, and complex sanctions requirements. Relationships with third parties and acquisition targets are evaluated for risk using one or more of the following methods, including questionnaires, references, detailed electronic searches, and Know Your Customer screening tools.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

We monitor and assess the implementation of our anti-bribery and sanctions programmes by continually reviewing and updating our policies and procedures; conducting periodic programmatic risk assessments; and conducting quality reviews and internal monitoring and audits of the operational aspects of the programmes.

We engage with our employees about compliance through digital communications and other media, including videos and animation. To raise awareness during Compliance Week 2023 we held challenges and quizzes, and recognised outstanding employee contributions to our culture of integrity with Integrity Hall of Fame inductions.

Our Code of Ethics and Business Conduct supports the principles of the United Nations Global Compact (UNGC) and stresses our commitment to human rights. In accordance with the UN's Guiding Principles on Business and Human Rights, we consider where and how we operate to avoid human trafficking and modern slavery in our direct operations and our supply chain.

As stated in our Modern Slavery Act Statement, available at **www.relx.com**, we stand against all forms of slavery and human trafficking. We do not tolerate it in any part of our business, including our supply chain. As a UNGC signatory we uphold its Ten Principles related to human rights, fair and non-discriminatory labour practices, the environment, and anti-corruption. Our policies are also informed by the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work and the Women's Empowerment Principles. We have consulted widely on a RELX Human Rights Policy which we will launch in 2024.

Data privacy

Data is integral to the solutions we provide that further our unique contributions as a business, including protecting consumers from the risk of fraud; allowing secure online transactions; improving access to financial, healthcare and government benefits; and delivering high quality medical care.

Recognising concerns and sensitivities around personal data, our commitment to data privacy remained a critical RELX priority in 2023 and continues to be supported by strong governance, transparency and accountability. Dedicated privacy teams implemented requirements for compliance with personal data protection regulations around the globe. In the United States, RELX continued to advocate for clear national privacy laws that protect consumers, bolster consumer trust and allow businesses to invest in data driven activities that serve the public interest. Certain US RELX companies have self-certified their participation in the Data Privacy Framework programme.

We proactively take into account privacy concerns in developing and offering our solutions. Our Privacy Principles, available at **www.relx.com/corporate-responsibility/being-a-responsible-business/privacy-principles,** guide our approach to the responsible collection and use of personal data and are supplemented by internal privacy policies and guidance that are updated by our privacy offices to respond to new requirements, best practices and expectations.

We undertake activities and training that deepen employee awareness about data privacy. For Data Privacy Day 2023, we organised internal panel discussions focused on privacy, AI and trust. We also celebrated the winners of the annual RELX Privacy Principles Champions Competition, which recognises the achievements of employees in protecting personal data and implementing our Privacy Principles.

2023 PERFORMANCE

Support of SDG 16 by increasing efficiency in fulfilling privacy requests at scale

As laws granting individuals more privacy rights continue to emerge around the world, RELX is receiving more privacy rights requests. In 2023, RELX privacy teams improved the forms and mechanisms used to intake such requests in order to increase efficiency in responding to the requests. These measures enable more streamlined services so that individuals are empowered to exercise their privacy rights as quickly and as easily as possible.

Cyber security

We observed Cyber Security Awareness Month with both central and business specific initiatives aimed at improving security understanding for employees. The theme for 2023 was Get Your Cyber Priorities Straight. Events included a new Cyber Security Escape Room Challenge; educational sessions on AI and Security, webinars on cyber security for all ages, and avoiding traps on social media. We also launched our bespoke video advice series, RELX Cyber Security Experts Say. In the year, 100%^ of employees were included in monthly phishing simulation exercises. During 2023, we continued to enhance our security efforts with additional infrastructure monitoring capabilities both internally and through third parties.

In addition to more than 1,000 questionnaires and audits by our customers annually, we also engage third parties to perform independent audits on certain of our products and services. These audits help build trust and assurance in our target markets, especially where sensitive personal information is involved. For example, we have completed SOC 2 audits on our Risk US datacenters and our Lexis+ product, in addition, our UK Risk products have been ISO 27001 certified. 84% of our product revenue in Risk is covered by a third-party audit.

2023 PERFORMANCE

Support of SDG 16 through successful completion and testing of technical resilience enhancement initiatives across the business areas

We invested more than $9.3m in 2023 across our business to enhance our technical resilience posture. This included initiatives in application dependency analysis, defining triage recovery order, implementation of resilient backups, and recovery testing, both desk-based and technical. Additional efforts will follow in 2024 to expand the scope of technical resilience applications and perform robust recovery testing.

^ Independently assured

Pensions and investments

The Statement of Investment Principles for our UK pension scheme demonstrates that the Trustee recognises that consideration of financially material factors, including ESG and climate risk, is relevant at different stages of the investment process. As long-term investors, the Trustee embeds consideration of such factors in its investment decision-making as they can have a material impact on risk and return. The Trustee has produced a Responsible Investment Policy which has been shared with all investment managers. Throughout the year, the Trustee Board received presentations from corporate responsibility (CR) experts and the Responsible Investment Sub-Group met on a number of occasions. Furthermore, the Trustee submitted its first Taskforce on Climate-Related Financial Disclosures (TCFD) report in the year.

CR issues are also relevant to the investment decisions made by RE Venture Partners, RELX's corporate venture arm. REV continues to invest in ethical AI, sustainable food technology and the creation of inclusive content for language learning.

A responsible taxpayer

Taxation is an important issue for us as well as our stakeholders, including our shareholders, governments, customers, suppliers, employees and the global communities in which we operate. We are transparent about our approach to tax. At ⬤ **www.relx.com/go/TaxPrinciples** we provide details about our tax principles and global tax contribution – broken down by regions and categories – along with our tax risk control framework. There are also case studies showing how RELX has made a positive contribution in tax-related areas to benefit society as a whole. RELX is a signatory to the B Team's Responsible Tax Principles. The B Team is a group of business leaders committed to sustainability, equality and accountability.

Globally, in 2023, RELX paid £619m in corporate taxes, but also paid and collected much more in payroll taxes and indirect taxes.

2023 PERFORMANCE

Support of SDG 16 through continued advancement of African tax law codification pilots

Taxes provide governments with the essential revenue necessary for public services that benefit their citizens. Governments need codified tax laws to know when, how much and from whom they should be collecting. Citizens need codified and transparent tax laws to understand their liabilities and to advocate for fair collection and use of their remittances. Unfortunately, in many countries around the world, it is difficult for tax authorities and taxpayers alike to access tax law in a complete, up-to-date and consolidated form.

Work is currently underway on a pioneering Rule of Law project aiming to produce and maintain a set of freely available consolidated tax laws in Africa. RELX Tax, LexisNexis South Africa and the LexisNexis Rule of Law Foundation have worked closely with the Ministry of Finance in Ethiopia and made substantial progress in 2023. The project is close to completion and targeted for publication on the Ethiopia Ministry of Finance's website in the first half of 2024. In 2023, we secured the approval from the Rwanda Revenue Authority to commence a similar project in Rwanda.

2024 objectives	By 2030
Security – SDG 16 (Peace, Justice and Strong Institutions): Continued enhancement of our technical resilience posture across the business and expansion of applications and products covered by independent third-party assessments **Privacy** – SDG 16 (Peace, Justice and Strong Institutions): Enhance processes for conducting privacy and data protection impact assessments **Responsible tax** – SDG 16 (Peace, Justice and Strong Institutions): Continue to advance African tax law codification pilots	Continued progressive actions that advance excellence in corporate governance within our business and continue providing information, tools and analytics that promote high standards of corporate governance by our customers

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Relevant
SDGs

People

We owe our success to RELX's talented employees, including technologists, researchers, event directors, product managers, data scientists and many others. They are driven by a strong sense of purpose, and they count on us to create a fair, challenging, rewarding and supportive work environment where they can achieve their potential.

Our people

At RELX, we understand that people value a sense of real purpose at work: knowing that their actions are contributing toward something positive for themselves, their colleagues, their customers, the environment, and society. The nature of our business means our people experience this in a number of ways, including advancing the rule of law, improving outcomes for patients, or helping customers achieve their goals; it's at the heart of the relationship between RELX and its people.

Supporting our employees is a core principle. We strive to create an inclusive, diverse and collaborative workforce and an environment which encourages employees to seek improvements in all they do. We have 130 Employee Resource Groups that allow colleagues to collaborate, advocate and engage communities, furthering inclusion and diversity at RELX. We conduct annual company-wide employee opinion surveys to understand what is working well and where we can do better to support our employees' experience. In 2023, our employee survey received responses from approximately 88% of our global employee population.

Training and Development



RELX has always ensured I have the training and support to succeed in my job and progress to the next stage of my career.

Suzanne Perry
Group Treasurer, RELX

At RELX, we provide our people with resources, tools and experiences to help them perform and grow. In 2023, we invested over $15m and more than 506,000 hours in learning and development opportunities that are regularly refreshed based on employee feedback and business impact. The effectiveness of these development options is tracked through our employee opinion survey, which monitors internal mobility and employee satisfaction with learning provision.

In 2023, we had two key cross-RELX focus areas for skills development. Knowing that people manager capability is a factor in driving employee performance and engagement, we created the Manager CORE programme to enhance manager skills. More than 800 managers participated in 2023 and rollout will continue through 2024. As a technology-driven business, we have also continued our focus on technology skills development in the year, covering topics like artificial intelligence. Learning opportunities



Heather Williams
Director, Product Management
Elsevier



We get to work on meaningful problems and contribute to important outcomes. I can go to sleep at night feeling like what I do makes a difference to the world.

2023 Comparably Best Global Company Culture list
- 7th – Elsevier
- 8th – LexisNexis Legal & Professional
- 10th – RX
- Comparably Best Work-Life Balance Award – LexisNexis Risk Solutions

are designed to ensure employees do not only gain knowledge, but also have an opportunity to experiment and test their capabilities.

Our CEO and executive committee members care deeply about helping our people to develop and each year work alongside other senior leaders to conduct organisational talent reviews. This is underpinned by Enabling Performance, our approach to personal development, which reviews skills and achievements and identifies opportunities for recognition and advancement. Enabling Performance encourages regular and impactful performance, development and career conversations for all employees.

Many of RELX's most senior leaders benefit from active focus on their present and future career objectives through our Management Development Process, which involves skills assessment and the creation of a personal development plan. Progress against development plans is regularly updated to ensure that career aspirations are being met and factored into succession planning, through the annual Organisation Talent Review Process, led by the CEO and Chief HR Officer.

We offer a global mentorship programme, NetWorx, which is open to all on request. This digital mentoring platform recommends matches based on individual profiles and specific goals, creating six month long mentoring relationships. In 2023, the platform supported more than 1,800 active mentoring pairs.

Inclusion and Diversity



I have found true allyship here at RELX and an open, free, comforting space to be yourself.

James Berry
Senior Technical Writing Analyst, LexisNexis Risk Solutions

At the heart of our approach to inclusion, is the belief that everybody should be able to succeed and grow in a business that values them. Feeling you work for a company, a manager and a team that really sees and embraces who you are is what inclusion is all about. Inclusion is to feel heard, to be valued, to contribute and to access opportunity equally, regardless of personal characteristics. We encourage and promote diversity of all types and believe that RELX derives competitive advantage from the breadth of backgrounds, diverse perspectives, opinions and differing ways of thinking that our people bring to everything they do.

This is underpinned by our Code of Ethics and Business Conduct, where we prohibit discrimination and recruit, hire, develop, promote and provide conditions of employment without regard to race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability or any other category protected by law. This includes accommodating employees' disabilities and religious beliefs and practices.

RELX Employee Resource Groups (ERGs) encourage colleagues to collaborate, advocate and engage communities, furthering inclusion and diversity at RELX. ERGs help advance a culture of inclusion, and this is further supported by allowing all employees to take two days paid time-off per year for ERG-sponsored activities. In 2023, there were 130 active ERGs and employees recorded over 19,000^ ERG hours.

A highlight of our 2023 ERG activity was the Inspiring Inclusion series of virtual events, designed to help colleagues understand and embrace the diversity of our global business. More than 3,200 employees participated and external speakers included Makaziwe Mandela, a social and political justice advocate highlighting issues affecting African communities and trans activist Max Siegel.

Our 2020-2025 inclusion goals, covering all aspects of diversity, guide our efforts and in the year we progressed them through a variety of targeted initiatives.

Business area initiatives include:

LexisNexis Risk Solutions' Ignite and Accelerate is a bespoke leadership development programme with mentoring, coaching and sponsorship for over 61 high-potential women to date, to help further their career development. Since 2019, 62% of participants have been promoted, with an 83% retention rate.

Elsevier's Rising TIDE Internship Programme is an ongoing internship programme, where college students and recent graduates from diverse backgrounds received paid internships to join technology, product development, publishing, marketing, and finance teams. There were 24 participants in 2023. Elsevier was named best company for diversity by Comparably in the year.

LexisNexis Legal & Professional was recognised as a Best Place to Work for Disability Inclusion in the year, receiving a top score of 100 from the Disability Equality Index. The Project Empowerment scheme continued which provides global training on how to successfully embed product accessibility.

RX was awarded the Race Equality Matters' Trailblazer status in recognition of its work to address racial inequality within the organisation through training and recruitment initiatives. It recognised RX's actions to create a more psychologically safe environment, increase representation of people of colour in the workforce, and improve the diversity of its candidate pipeline.

Gender

In 2023, the gender diversity of our senior leader population was steady at 31% women senior leaders, while our women people managers increased from 44% in 2022 to 45%. In 2023, women comprised 40% of the Board.

We have implemented a range of initiatives to enhance career development opportunities for women, particularly those who have the potential to grow into senior leadership roles. These vary by business area but typically involve mentoring, coaching and sponsorship to support career journeys. For example, Elsevier's Developing Talent for Gender Equity programme started in 2019, with 220 alumni to date. Individuals who have completed the programme are more likely to appear on a succession plan, be promoted or have a job move, demonstrating improved talent outcomes.

Our business relies heavily on technologists and we need to attract the best talent to support our business ambitions. We directly employ approximately 8,000 technologists, 26%^ of whom are women and we aim to increase that number through a variety of initiatives including the Women in Tech Mentoring programme, Tech Talent Charter and participation in events such as the Grace Hopper conference.

^ Independently assured

Gender (% women)



Employees					Managers					Senior leaders				
2019	2020	2021	2022	**2023**	2019	2020	2021	2022	**2023**	2019	2020	2021	2022	**2023**
50%	50%	50%	50%	**51%**	42%	42%	44%	44%	**45%**	30%	28%	30%	31%	**31%**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

RELX is a signatory to the Women's Empowerment Principles, a United Nations Global Compact and UN initiative to help companies empower women and promote gender equality. We comply with employee-related reporting requirements, and our business areas publish UK gender pay gap reports as required by UK legislation. They can be found at 🟠 **www.relx.com/ corporate-responsibility/engaging-others/policies-and- downloads/local-reporting-requirements**.

	Women		Men	
Senior leaders*	141	31%	310	69%
All employees**	18,615	51%	17,885	49%

*   As defined by our internal job architecture.
**   Full-time equivalent.

2023 PERFORMANCE

Expand the Women in Tech mentoring programme with more pairings

The Women in Tech Mentoring programme aims to increase the representation of women in technology by developing their capabilities and empowering them to make conscious career decisions. The programme invites women who are interested in moving into a technology field or role to apply. They are paired with women and men with experience in technology who serve as mentors for nine months; 358 employees participated in the programme in 2023, a 44% increase over 2022.

Race and ethnicity

Ethnic minority representation in the US and UK was 29%, two key jurisdictions which account for approximately 56% of our employee base. Ethnic minority senior leaders increased from 12% in 2022 to 15% in the year, and ethnic minority managers also increased from 19% in 2022 to 20% in 2023. At least one member of our Board of Directors is from a minority ethnic background, in line with the UK Parker Review.

We have a number of initiatives underway that focus on race and ethnicity and support career advancement including talent development programmes such as Risk's Emerge and Evolve that provided 31 employees with coaching, leadership skills and enhanced visibility, preparing them for more senior roles. Our ongoing fellowship programme in partnership with the African Ancestry Network ERG and the LexisNexis Rule of Law Foundation selected 15 fellows from Historically Black College or University Law School Consortium students to further develop their leadership skills with support from LexisNexis colleagues.

Ethnicity

US
Employees



Managers



Senior leaders



UK
Employees



Managers



Senior leaders



Ethnicity data is 98% self-reported in the US and 100% self-reported in the UK.

LGBTQ+

RELX scored 97% in the 2023 Workplace Pride Global Benchmark, receiving the Advocate designation for LGBTQ+ workplace inclusion for a fourth consecutive year. We also scored 100% in the Human Rights Campaign Foundation's 2023 Corporate Equality Index, the national US benchmarking tool on LGBTQ+ corporate policies, practices and benefits on workplace equality.

We launched the Proud to be RELX mentorship programme which brings together the LGBTQ+ community and its allies across RELX, inspiring personal growth, career development, and a greater sense of inclusion. 77 colleagues signed up for the programme, forming 38 mentoring pairs. To ensure we are recruiting diverse talent, we joined myGwork, the largest recruiting platform for the LGBTQ+ community.

We are a member of the Open for Business Coalition which constructs and promotes the economic and business case for LGBTQ+ inclusion.

Disability

Our Enabled ERGs champion disability inclusion across our business areas through training, events and mentoring. Disability Fundamentals is our online interactive training for managers and colleagues to learn about disability awareness, disclosures and accommodations. Our CEO is a signatory to the Valuable 500, a global CEO community revolutionising disability inclusion.

We continue to strengthen and embed disability inclusion for our employees. Risk launched its disability allyship track which aims to educate on what it means to be a stronger ally to the Disabled and Neurodiverse community. Elsevier launched its Enabled Mentoring Programme in 2023, a programme designed to empower individuals with disabilities and create a more inclusive work environment. Legal was recognised as a Best Place to Work for Disability Inclusion in the year, receiving a top score of 100 from the Disability Equality Index. RX partnered with health and safety and legal teams to develop an Accessible Events Survey, to help identify accessibility improvements that can be made at future RX shows.

Inclusive workplace



Throughout the organisation there is an ingrained culture of trust, collaboration and respect, which is exemplified by the flexible working conditions that help to ensure a comfortable work-life balance.

George Spice
Head of eSales, Elsevier

We have developed Ways of Working policies in the US, UK and the Netherlands to establish a framework for hybrid and flexible working that balances the needs and wishes of employees with the requirements of our business and to help managers make decisions.

We have established policies for parental leave across RELX. In the US our Modern Family Leave benefit offers up to 14 weeks of paid leave following the birth of a child or adoption and up to 8 weeks of paid leave to care for an eligible family member with a serious health condition. In the UK we have recently implemented a new parental leave policy across all business areas covering maternity, adoption, partner and shared parental leave. It applies to all, regardless of sexual orientation or gender and offers 26 weeks enhanced maternity leave and six weeks of partner leave.

Across the business, we have provided training which encompasses inclusive leadership, unconscious bias, as well as psychological safety workshops for managers and teams. We measure how psychologically safe our employees feel through regular surveys and make intranet resources available to everyone.

2020-2025 Inclusion goals

Gender: Increase women in management, senior leadership and technology roles over time

Race and ethnicity: Increase the racial and ethnic diversity of our workforce over time

LGBTQ+: Foster an LGBTQ+ supportive workplace tracked through employee surveys

Disability: Foster a disability supportive workplace tracked through employee surveys

Inclusive workplace: Establish minimum global standards in areas such as flexible working and leave benefits; continue impactful global inclusion training and track effectiveness, including through employee surveys; engagement on inclusion across RELX, with leadership involvement and grassroots employee participation, including through ERGs

Our Inclusion and Diversity Policy is available at
www.relx.com/cr-downloads.



Employee age split

- 30 and under 23%
- 31 to 40 34%
- 41 to 50 23%
- 51 and over 20%

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Health and safety

The importance of employee health and safety is emphasised in the RELX Code of Ethics and Business Conduct and in the RELX Health and Safety Policy, both available on  **www.relx.com**. These documents commit us to providing a healthy and safe workplace for all employees, as well as safe products and services for customers. The CEO is responsible for health and safety on behalf of the Board.

We consult with employees globally on health and safety through staff and works councils and reinforce good health and safety practice through regular communications, including a dedicated intranet site with relevant information. We also hold regular Health and Safety Committee meetings.

We provide tailored health and safety training to employees and use the services of third parties to assist us in ensuring compliance with local health and safety rules and to promote best practice. This is particularly important for employees at higher risk of injury in the workplace, including those that work in our book warehouses and exhibitions. Where necessary, we engage local specialists to conduct safety reviews or air quality tests at specific locations. We also provide employee support following any incident or health concern. There were no work related deaths reported in 2023.

With a number of employees continuing hybrid working arrangements (working from both an office location and home), we provide health and safety support for both office and home working, and over 5,000 employees have completed our Healthy Working programme which includes personalised risk assessments and action plans.

We regularly monitor and ensure our buildings are maintained and comply with relevant health and safety legislation and standards, in conjunction with third parties and landlords, where appropriate.

RX has instituted an internal programme of recording, reviewing and continual learning from health and safety-related incidents to enhance safety across our events, given the safety risks during the construction and dismantling of an exhibition event. The business regularly reviews mitigations to ensure hazards are appropriately managed, and engages with local and global exhibition industry associations, working together to drive best practice and safety standards at all our events.

Health and Safety Performance

Lost time incidents per 200,000 hours worked



2019	2020	2021	2022	**2023**
0.06	0.01	0.01	0.02	**0.03**

Accident reporting covers approximately 82% of global employees.

Lost time incidents by type



- Manual handling/repetitive strain 11%
- Use of tools or equipment 22%
- Slip trip fall 67%

Well-being and support



What I love about RELX's well-being programmes is that they provide a platform for people to connect and make work a happier place.

Mai Trinh
Head of Tax Risk, Reporting and Reputation, RELX

We support the physical and mental health of our people, with dedicated health and well-being resources available to all employees including a well-being hub with free access to the Headspace mental health app, and fitness classes, as well as training courses. Additionally, we have a network of more than 90 Well-being Champions.

We offer employee assistance programmes to all our employees, providing professional counselling to help them and their family members with personal or work-related issues that may impact their health or well-being. This service is available 24 hours a day, 365 days a year.

2023 PERFORMANCE

Relaunch Fit2Win global employee fitness competition

In 2023 we relaunched the RELX Fit2Win competition where employees worked in teams to climb a virtual mountain by logging their activities on an app; running, cycling, swimming, or walking over a two-week period.

Over 100 teams took part, with more than 400 participants logging 7,553 activity hours. The winning teams received cash donations ($1,000, $750, $500) to charitable causes of their choice, which included the Center for Animal Rescue and Enrichment of St. Louis, World Bicycle Relief and UNICEF.

Reward

We have robust and well-established reward mechanisms across RELX, with a strong emphasis on performance, fairness, equity and market competitiveness. We provide reward education for people managers across our four business areas which includes training on pay equity; they also have access to on-demand reward eLearning modules with content added to onboarding materials for new managers. In 2023, we continued our efforts to help employees understand more about reward practices with materials explaining market benchmarking and how we make sure rewards are competitive.

RELX is a Living Wage accredited employer in the UK, certified by the Living Wage Foundation. We regularly review our global salary benchmarking data, using a variety of data sources. We make adjustments based on market competitiveness and pay equity and we formally review wages at least once a year.

	2023
RELX people in numbers	
FTE employees	36,500
Full-time employees (%)	95%
Part-time employees (%)	5%
Average length of service (years)	8
Total hours worked by all employees in the year	64m
Temporary workers (%)	2%
Contingent workers	1,300
Employees represented by a collective bargaining agreement (%)	13%
Global HR information system coverage	100%
Turnover	
Total turnover rate	11.9%
Voluntary turnover rate	8.4%
Involuntary turnover rate	3.5%
Training and development	
Investment in training	$15m
Training hours	506,000
Employee engagement	68%
Reward	
Employees with variable pay opportunities	58%
Employees with access to share purchase programmes (US/UK/NL)	60%
Absence	
Absence rate (number of unscheduled absent days out of total days worked in 2023, UK and NL)	1.31%
US Family Medical Leave Act requests	1,723

2024 objectives	**By 2030**
Inclusion – SDG 10 (Reduced Inequalities): Continue to engage colleagues globally through our Inspiring Inclusion programme	Continued high-performing and satisfied workforce through talent development, D&I and well-being
Pay equity – SDG 8 (Decent Work and Economic Growth): Continue to assess pay competitiveness and pay equity	
Well-being – SDG 3 (Good Health and Well-Being): Expand World Well-being Week activities across RELX through enhanced programming with greater reach	

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Relevant SDGs

Customers

We recognise that the growth and future of our company is dependent on our ability to deliver information-based analytics and decision tools in a sustainable way to customers.

Improving customer outcomes

Our goal is to improve outcomes for our customers by providing information-based analytics and decision tools for professional and business customers that benefit their daily work.

Peer Review

To ensure the quality of scientific papers submitted to Elsevier, primary research journals undergo peer review. This means that once received from an author, editors send papers to specialist researchers in the field. In most disciplines, this is done anonymously. In some cases, the process is 'double blind,' where both the reviewer and the author are anonymous, to limit bias based on an author's gender, country of origin, academic status or previous publication history. It may also help ensure that articles written by renowned authors are considered on the content of their papers, rather than reputation.

Elsevier's Peer Review Workbench (PRW) provides researchers and academics, upon application, access to Elsevier journal manuscript metadata to allow systematic analyses of peer review processes at scale. PRW advances transparency and evidence-based studies in the journal editorial and peer review process.

Elsevier also enables the automatic sharing of peer review metadata with a feed of peer review information from our submission and peer review system Editorial Manager to Open Researcher and Contributor ID (ORCID) once the peer review process has been completed. ORCID is a not-for-profit, cross-publisher organisation that fosters trustworthy connections between researchers and their institutions. Researchers receive a unique ID they can connect to their peer review activities across journals and publishers to showcase their reviewing work. Data is supplied directly by participating publishers and cannot be entered manually ensuring reliability.

Read more about peer review at **www.elsevier.com/ reviewers/what-is-peer-review**

Editorial Standards

Maintaining the integrity of what we publish is vital to the trust of customers and other stakeholders. Our Editorial Policy, available to all staff (and publicly available on **www.relx.com/corporate-responsibility/engaging-others/policies-and-downloads**), makes clear our respect for human rights, pluralism of sources, ideas and voices.

Gemma Hersh
SVP Global Academic and Government Sales Elsevier



The first question we ask ourselves when developing our products is, will this help our customers solve a problem? Through a continuous process of customer feedback and engagement, we gain the insights we need to ensure our solutions can help our customers answer questions, solve problems and plan for the future.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

2023 PERFORMANCE

Support of SDG 8 by rolling out the RELX Responsible AI Principles across the business areas



As data science and artificial intelligence (AI) are increasingly applied across RELX to improve customer outcomes and business processes, we created the RELX Responsible AI Principles to guide their use. The Principles were published in 2022 and are publicly available at **www.relx.com/ corporateresponsibility/engaging-others/policies-and-downloads.** The Principles are accompanied by a RELX position paper on AI and a dedicated address that anyone can use to provide feedback or raise queries: ResponsibleAI@relx.com

The Principles state: We consider the real-world impact of our solutions on people, we take action to prevent the creation or reinforcement of unfair bias, we can explain how our solutions work, we create accountability through human oversight, we respect privacy and champion robust data governance.

The Responsible AI & Data Science (RAIDS) team works to implement the RELX Responsible AI Principles across the company. They are responsible for developing policy, processes, tools, resources and training to support teams working with data science, machine learning and AI in embedding the Principles in their day-to-day activities.

In 2023, we published the RAIDS policy and accountability framework which is integrated into our new Data Science Project Review governance process and supported the business with rollout and adoption. The purpose of the

policy is to support colleagues in implementing the RELX Responsible AI Principles in their business area, drawing on best practice from within our business and other organisations.

Four primary RAIDS Champions, embedded across the company, provide ad-hoc training and support in priority areas, particularly around generative AI projects, as well as a wider network of more than 85 colleagues working on integration of the Principles in products and workflows. In 2023, they collectively supported more than 30 projects, held tailored workshops and training sessions and published a suite of self-service resources and training videos. Feedback from the workshops will inform a review and update to the Principles in 2024, reflecting the speed and scale at which AI is evolving.

Digital knowledge and innovation: advancing customer goals

Across RELX, we work to address customer challenges through digital innovation.

In 2023, electronic products and services accounted for 83% of revenue, up from 30% in 2003.

Risk
ICIS, part of Risk, is a global provider of chemical and energy marketing intelligence. In 2023, ICIS launched the first Pyrolysis Oil Pricing Indices to address increasing consumer demand for the pricing of chemical recycling outputs. The new price series sits alongside ICIS' comprehensive coverage of key recycling chains.

Supplier Carbon Footprints, which harnesses ICIS' understanding of chemical markets combined with carbon footprint data from lifecycle data providers Carbon Minds, enables companies to identify, measure, and manage opportunities to reduce global supply chain emissions for chemicals and plastics, with ground-breaking GHG emission data by supplier, region and plant. For many businesses, Scope 3 emissions in particular account for most of the overall carbon footprint of a company. ICIS customers are now able to report emissions and identify areas of focus, empowering customers to make supply chain decisions that could significantly reduce their Scope 3 emissions.

Scientific, Technical & Medical
Elsevier announced Scopus AI in 2023 which provides summaries and relevant references in response to natural language questions about research topics. Scopus AI combines generative artificial intelligence with Scopus' trusted content and data to help researchers gain deeper insights faster, facilitate collaboration, and increase the societal impact of research. Scopus AI provides summaries based on abstracts, allows navigation for extended exploration, and cites sources. Elsevier ensures that the content used in Scopus AI is rigorously vetted, based on over 29,000 academic journals from more than 7,000 publishers worldwide.

Elsevier announced an early access launch of ClinicalKey AI in the year, which helps physicians access accurate evidence-based information at the point of care, by combining Elsevier's large corpus of trusted medical information with advanced AI technology. It features conversational search to accelerate access to evidence-based clinical information and adheres to industry data privacy and security standards and the RELX Responsible AI principles.

Also in 2023, Elsevier launched EmBiology, an AI-driven research tool that provides visualisations of biological relationships, giving researchers a rapid understanding of disease biology and allowing them to focus on critical evidence. Researchers working in drug discovery and development are able to intuitively explore biological relationships and concepts to improve drug target and biomarker identification and prioritisation, enabling more confident decision making about what targets to pursue.

Legal

Legal introduced Lexis+ AI in 2023, a generative AI product designed to streamline legal research and drafting. The new platform delivers trusted results in an easy-to-use interface with hallucination-free, linked legal citations, combining AI technology with proprietary LexisNexis search technology. It features conversational search, intelligent legal drafting, insightful summarisation and document upload capabilities, all supported by encryption and privacy technology to keep sensitive data secure.

In 2023, Legal launched InterAction+, a cloud based legal CRM solution to help lawyers manage relationships and identify opportunities and at-risk clients. With exclusive content from LexisNexis Legal and Professional, US customers can view litigation events by firm, practice area and jurisdictions of clients and prospects.

Exhibitions

Digital event technology continued to transform the way RX's customers connect and do business by enabling them to create and capture more value. Emperia is RX's badge scanning mobile app that enables exhibitors to capture and qualify leads. In 2023 60% of exhibitors used Emperia at events where it was available and at RX's ISC West and Interphex 2023 shows adoption rates reached 100%.

RX collects and uses behavioural data to help its customers make better decisions. It's Exhibitor Dashboard brings together event data and insights in real time, allowing customers to analyse their results, improve their event performance and justify financial investment. In 2023, the dashboard was made available to over 29,000 exhibitors at 104 RX events, of which 33% used the tool.

Responding to customer needs

Listening to our customers allows us to deepen our understanding of their needs and drive improvements. We do this through regular surveys, customer dashboards and feedback mechanisms. With input from customer insight teams across our company, we calculated a RELX-wide customer satisfaction metric showing that in 2023, 86% of customers would recommend working with RELX.

Access to information

In primary research we offer two separate payment models for our science and medical journals to suit author preferences: pay-to-read articles funded by payments for reading made by individuals or institutions; and pay-to-publish (commonly known as open access) funded by payments for publishing made by authors, their institutions or funding bodies, with the research freely available to read by all upon publication. We offer a range of pay-to-read and pay-to-publish options, both subscription-based and transactional. Nearly all of Elsevier's 2,900 journals enable open access publishing. We welcome debate in government, academic and library communities regarding the mechanisms by which scientific outputs should be openly available and continue to create new access options together with industry partners.

During 2023, Elsevier announced a geographical pricing pilot to support authors in low- and middle-income countries with equitable open access publishing options. The pilot will run across 143 of Elsevier's Gold Open Access journals and tailor pricing structures according to Gross National Income per capita. The model aims to reduce financial barriers that hinder researchers and institutions from low- and middle-income countries from publishing research in Gold Open Access Journals. Elsevier continues to waive article publishing charges for authors in the lowest economic band.

2023 PERFORMANCE

Support of SDG 17 by strengthening Corporate Responsibility and Sales team engagement

In 2023, we developed materials to help sales teams build awareness of our CR priorities with their customers. This included an animated video highlighting how RELX products and services impact society and contribute to advancing the SDGs. The video was featured at the RELX global senior management conference and a longer version will be part of RELX onboarding materials and a new toolkit launching in 2024.

We presented our Annual RELX SDG Customer Awards during the RELX SDG Inspiration Day. These included Neste, nominated by ICIS and Proagrica, part of LexisNexis Risk Solutions. Neste is pioneering more sustainable aviation fuel and has committed to supporting customers to reduce greenhouse gas emissions by at least 20 million tonnes of CO_2e annually by 2030. Solvay, a global leader in materials, chemicals and solutions, was nominated by Elsevier for its One Planet roadmap covering three categories; climate, resources and better life, with ten measurable commitments where the company has the biggest positive impact. Panasonic, nominated by LexisNexis Legal & Professional, aims to reduce CO_2 emissions by more than 300 million tonnes, or about 1% of the current total global emissions, by 2050. RX nominated Silverback Films, using the power of film-making and



story-telling to reveal the urgent truth of our changing planet to a global audience.

We published visual stories for internal and external audiences to mark the SDG midway point and included a summary of tools and reports from across RELX that advance the SDGs such as LexisNexis Legal and Professional's Exploring the Global Sustainable Innovation Landscape: The Top 100 Companies and Beyond Report, Elsevier's Biodiversity Research in the Netherlands and Worldwide Report, and The RX Sustainability Playbook.

Customers are increasingly engaged in corporate responsibility matters and to address this increased interest the CR team supports sales teams in responding to customer surveys and requests for information. Such requests have increased by more than 300% since 2021.

Elsevier is a partner of Clearinghouse for Open Research (CHORUS) which enables public access to funded research. CHORUS utilises publishers' existing infrastructure for discoverability, search, archiving and preservation of scientific and medical research articles, and it is now integrated into the ScienceDirect platform. Furthermore, members of the public can read Elsevier's peer-reviewed content through walk-in access at public and academic libraries around the world. Our ScienceDirect platform is available to the public through onsite user access from any participating university library or UK public library via the Access to Research programme.

Providing access in countries with low resources is a priority for us. Through Research4Life, more than 11,500 institutions in over 125 low- and middle-income countries receive affordable access to over 200,000 peer-reviewed resources. Elsevier is a founding partner, providing around 21% of the content in Research4Life, as well as access to our abstract and citation database Scopus. Elsevier offers free media access to over 2,000 journalists through our newsroom. In addition, Patient Access provides patients and caregivers with access to individual papers related to medicine and healthcare at no cost, upon request, within 24 hours.

Elsevier publishes a suite of nine journals, called Research Elements, which focus on research methods, data and equipment. Openly sharing and describing the methodologies and data generated by experiments improves the reproducibility of published research. Researchers who have published in these journals note benefits such as reaching new readers, sharing innovative technologies and making research more accessible.

Bringing science into society

We work closely with journalists to ensure that research findings are accurately and effectively communicated to the public, and that authors receive credit for their work. A number of journalists receive free access to all Elsevier publications via Elsevier's Media Access programme.

Researchers who published an outstanding peer-reviewed article that has significantly impacted people's lives around the world, or has the potential to do so, are recognised with the Elsevier Atlas Award. The articles are made freely available and translated into everyday language, while author interviews are made public to encourage the dissemination or implementation of their findings. Content is linked to the SDGs and is featured on the RELX SDG Resource Centre.

We provide essential resources in times of emergency, making full text articles free to access for healthcare professionals, researchers, librarians and members of the public affected by disasters. While the World Health Organisation has now ended the Public Health Emergency of International Concern categorisation for Covid-19 and Mpox, all related content published through July 2023 will remain freely available, encompassing early-stage and peer-reviewed research, as well as evidence-based clinical overviews, patient education and drug monographs.

In 2023, Elsevier continued to offer free resources to Ukrainian researchers via a Ukrainian Academic Support page online where researchers can access waived and reduced author publishing charges for open access journals. They also have access to publishing resources on Researcher Academy, which provides researchers free e-learning modules developed by global experts and career advice. They can also register for free access to ScienceDirect, Scopus and SciVal as well as clinical resources such as ClinicalKey, Complete Anatomy and Osmosis. To support Ukrainian journal editors and authors, we worked with the Polish Academy and the Ukrainian Council of Young Scientists to deliver two workshop series, one for editors and another for authors.

The Lancet celebrated its bicentennial in the year with a commitment to ensuring that medicine improves lives and that knowledge transforms society for the better. The Lancet affirmed its five key priorities – universal health coverage, mental health: climate health, health research, and child and adolescent health; emphasising collaboration with the medical community to advance healthcare and increase the social impact of science.

Elsevier's Library Connect programme, with a website, newsletter, events, social media offerings, as well as a new Library Connect Academy, provides library and information science professionals worldwide with opportunities for knowledge sharing. As of 2023, there were 60,000 Library and Information Science (LIS) professionals globally subscribed to the Library Connect Newsletter, a complimentary publication, covering LIS best practices, trends and technology.

During 2023, the Library Connect website, containing articles, infographics, videos and other resources, received approximately 30,000 visitors. The Library Connect website is currently ranked sixth in the top 90 librarian blogs and websites for librarians by Feedspot, a content aggregator for blogs and websites.

Accessibility

We strive to empower all people, including persons with disabilities, by ensuring our products and services are accessible and easy to use by everyone. Our commitment to accessibility is embedded across RELX and advances our Inclusion Policy. We follow the Web Content Accessibility Guidelines (WCAG 2.1 level AA).

We maintain an Accessibility Policy that highlights industry standards and tools to embed accessibility into our products and our business operations. We apply best practice from the RELX Accessibility Policy across hundreds of digital products and websites.

Our Accessibility Policy is available at **www.relx.com/cr-downloads.**

Risk employees continued enhancing our A11yCAT tool to help developers address accessibility bugs in real time while edition 2.0 was successfully beta tested in the year for release in 2024. It will highlight code to help developers discover errors.

Elsevier empowers all learners by providing features such as full-text search, marked tables, magnifiable content, screen reader compatibility and high-contrast text. Its Health Education Systems Incorporated (HESI) Delivery Operations team continued to work with HESI testing candidates that register to take a HESI exam remotely via our remote proctoring vendors. Since 2019, the team has processed more than 800 candidate accommodation requests, ensuring that these candidates have an accessible and inclusive experience.

In 2023, members of the Accessibility Working Group logged over 275 accessibility projects and Elsevier's Global Books Digital Archive fulfilled more than 3,200 disability requests, 91% of them through AccessText.org, a service we helped establish. In 2023, Elsevier was designated a Global Certified Accessible publisher by Benetech, a non-profit organisation based in Palo Alto, California. The certification recognises publishers that meet specific accessibility criteria to support readers with disabilities and learning differences. Relevant file testing received 100% scores in all categories.

In 2023, Elsevier's ScienceDirect achieved zero errors on its homepage with the WAVE accessibility testing tool, making the research platform number one of the top 1m websites ranked in the 2023 WebAIM Million accessibility report.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

2023 PERFORMANCE

Support of SDG 10 by expanding the Accessibility Champions model across RELX

RELX is committed to creating products that are usable by everyone including people who experience some type of disability. A network of Accessibility Champions advance the RELX Accessibility Policy and encourage teams to incorporate accessibility requirements from the start and to use best practices to ensure an optimal experience for disabled users. The RELX Accessibility Leadership Advisory Board convened during the year to address challenges and approaches to accessibility.

We expanded the accessibility training model across the four business areas during the year. We also released an Introduction to Accessibility video accompanied by a quick start guide for product managers, ensuring accessibility requirements are embedded in our products.

In 2023, we celebrated the fifth annual RELX Accessibility Leadership Awards, introducing a new award category for team leadership. Winners received a glass award with a braille inscription and featured in an all-employee news article.



We also made a donation to the charity of their choice. Nominees were honoured for product enhancements to key products which led to the two highest Web Content Accessibility Guidelines (WCAG 2.1) compliance scores in Elsevier history and for improving accessibility for internal colleagues.

In 2023, Elsevier signed the UK Publishers Association Accessibility Action Group Accessible Publishing Charter and also worked closely with university disability services offices, launching a survey and interviews to understand how to better serve students with disabilities. In the sixth year of Elsevier's Accessibility Belting programme, 85 additional colleagues received belts (more than 340 people have completed the programme since inception). Additionally, the Elsevier Digital Accessibility Team provided awareness trainings for new hires as part of onboarding. They also conducted research into automated text descriptions and sonification to help users with disabilities better understand trends in data, holding six sessions with visually impaired people to better understand how to develop useful text descriptions for speech technologies.

We worked with disability services offices, procurement officials and instructors across the world to provide Voluntary Product Accessibility Template (VPAT) and Accessibility Conformance Reports. Customers can also utilise the accessibility@relx.com Inbox to connect with an accessibility expert and make VPAT and report requests. In 2023, Risk completed 26 VPATs; Legal's Accessibility UX team resolved over 100 customer enquiries and generated VPATs for 30 products.

We promoted accessibility to outside companies and vendors throughout the year. RELX accessibility teams partnered with external content providers, including Highcharts, to advance accessible solutions for public benefit. Elsevier has collaborated with Highcharts for over eight years to continually improve the accessibility of its widely used chart library.

▶ 275+

Accessibility projects logged by the Accessibility Working Group, an increase of 83% since 2021

▶ 3,200+

Elsevier's Global Books Digital Archive fulfilled 3,235 disability requests

2024 objectives	By 2030
Customer engagement – SDG 17 (Partnership for the Goals): Create internal Sustainability Hub to support customer enquiries and engagement **Quality** – SDG 8 (Decent Work and Economic Growth): Update RELX Responsible AI Principles to keep pace with evolving technology **Accessibility** – SDG 10 (Reduced Inequalities): Develop accessibility specialist career track for RELX employees	Continue to expand customer base across our four business areas through excellence in products and services, active listening and engagement, editorial and quality standards, and accessibility; a recognised advocate for responsible marketplace practices

Relevant SDGs



Community

Contributing to our local and global communities is a responsibility and an opportunity.

RELX Cares, our global community programme, supports employee volunteering and giving that makes a positive impact on society.

The mission of RELX Cares is education for disadvantaged young people that advances one or more of our unique contributions as a business. Employees have up to two days' paid leave per year for their own community work. A network of over 245 RELX Cares Champions ensures the vibrancy of our community engagement.

In 2023, we held the 13th Recognising Those Who Care Awards to highlight colleagues who have made outstanding contributions to RELX Cares. The eight winners of the individual award travelled to London to take part in volunteering projects with RELX charity partners. Two other individuals and teams were given the opportunity to make a donation to the charity of their choice.

Each September, we hold RELX Cares Month to celebrate our commitment to our communities around the world. During the Month, over 3,300 colleagues across the Company took part in hundreds of volunteering and fundraising events. This included You Move, We Donate organised by Risk where colleagues were encouraged to get active in return for a company donation to charity; a mentoring activity for school and university students at Elsevier India; support for local food banks by US Legal colleagues; and preparing care packages for vulnerable women at LexisNexis South Africa.

In the wake of disasters and emergencies in the year, including flooding in Libya, earthquakes in Morocco and Turkey and the war in the Middle East, we donated approximately $150,000 to Save the Children; Turkish charity Ahbap; World Central Kitchen and the British and International Red Cross.

Deidre Collins
Executive Assistant and RELX Cares Champion
LexisNexis Legal & Professional



It is very important to help those in need. Assisting someone or supporting a worthy cause gives me immense satisfaction to know I am making a real difference.

▸ 245+

A network of over 245 RELX Cares Champions ensures the vibrancy of our community engagement

The mission of RELX Cares is education for disadvantaged young people that furthers one or more of our unique contributions as a business, including universal, sustainable access to information.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information



2023 PERFORMANCE

Create new opportunities to engage remote workers in RELX cares

We extended the RELX Cares Central Donations programme to home-based employees encouraging them to submit grants for charities that they wanted to support. Until 2023 only office-based colleagues could nominate a charity. This resulted in a number of applications, two of which we funded following a vote by RELX Cares Champions. We will continue to expand this engagement in 2024.

In the year, a network of home-based Legal employees who wish to get involved in RELX Cares activities established a new network. The network is facilitated by a home-based LexisNexis Legal & Professional RELX Cares Champion. They contacted other home-based RELX employees to invite them to participate, learn about opportunities and to take part in volunteering and other RELX Cares activities. Over 230 colleagues joined the network and so far there have been two activities, including volunteering at a charity that provides grief support to children and doing a beach clean up.



Setting up a home-based RELX Cares network has created a wonderful opportunity to get to know other Florida home-based colleagues ensuring more colleagues can take advantage of using their RELX Cares hours to make an impact in their community.

Tatiana Morales
Marketing Operations Manager, LexisNexis Legal & Professional

Giving

Our central donations programme aligns with the RELX Cares mission. Employees serve as sponsors for charities seeking funding, which must in turn indicate how they meet one or more of RELX's unique contributions as a business including protection of society and reducing inequalities, advancing science and improving health outcomes, furthering the Rule of Law and access to justice and fostering communities.

RELX Cares Champions vote on submissions using decision criteria such as value to the beneficiary and opportunities for staff engagement. In 2023, RELX Cares Champions donated $317,000 to 26 charities supporting over 40,000 young people. Projects included:

- Providing a programme for girls in West Bengal, India, to keep them in education and out of child marriage
- Funding a Book Buzz programme to inspire pre-school children in remote indigenous communities in Australia to enjoy reading
- Helping underprivileged children living in poverty-stricken areas of Quezon City in The Philippines
- Expanding availability of school supplies at no cost to teachers and students in need at under funded schools in Dayton, Ohio
- Offering support to vulnerable families experiencing challenges such as isolation, bereavement and financial worries in Sutton, United Kingdom
- Supporting a weekly group intervention programme for pregnant and parenting teen girls in Philadelphia, Pennsylvania

The LexisNexis Rule of Law Foundation's ABCs of the Rule of Law colouring books teach children basic elements of the Rule of Law. An additional colouring book, The Rule of Law Coloring and Activity Book, was published in the year, aimed at older children to bolster their literacy skills, highlighting the main elements of the rule of law in contemporary society and throughout history.

In managing community involvement, we apply the same rigour as we do to other aspects of our business. Following the B4SI methodology – a global standard for measuring and reporting corporate community investment – we conduct an annual Group Community Survey with RELX Accounting Services and RELX Cares Champions. It divides our aggregate giving into short-term charitable gifts, ongoing community investment and commercial initiatives of direct business benefit.

During the year, we worked with B4SI, where we are members, to ensure we effectively apply the organisation's methodology for valuing in-kind contributions; B4SI subsequently assured our use of the methodology. Their assurance statement is available at **www.relx.com/additional-cr-resources**.

We donated £5.7m in cash (including through matching gifts), and £17.7m in products, services and staff time in 2023. Some 36% of employees were engaged in volunteering through RELX Cares. According to 2023 B4SI data, the average volunteering rate was 13.6% for our sector and 9.2% for all sectors.



In 2023, we continued to engage in skills-based volunteering, applying business knowledge and expertise to benefit communities. For example, in the US, Risk colleagues created an Online Safety for Kids programme to educate parents and protect children. The team devoted more than 200 hours to the project which has been delivered to 467 Risk employees and approximately 1,500 parents, teachers, school administrators and community leaders.

Throughout 2023, we encouraged in-kind contributions, such as product and equipment donations, aligned with our Product Donation Policy (available at www.relx.com/cr-downloads). We also contributed over 139,000 books to Book Aid International (BAI) and Books for Africa worth over $11m. In addition, eight Risk colleagues volunteered to transcribe audio interviews that Book Aid International had collected from partners in Kenya in support of it's new Generation Reader campaign. The 2023 Recognising Those Who Cares winners who travelled to London spent the day volunteering in the Book Aid International warehouse preparing books to be sent to partners.

Engagement

In 2023, we continued to provide opportunities for colleagues to get involved in RELX Cares. In monthly calls for RELX Cares Champions across the company, we shared updates about our local RELX Cares activities and featured guest speakers. Additionally, we shared RELX Cares stories in all employee communications throughout the year.

For a story to launch our global RELX Cares Month in September, we interviewed colleagues about how they used their RELX Cares hours to volunteer. This included serving as a museum trustee, volunteering at a local library and helping women and their children who have been displaced from their homes with practical support. During the Month, we ran our Global Book Drive competition. Employees donated nearly 2,000 books for local charities.

Jeffrey P Mladenik and Andrew Curry-Green Memorial Scholarship

 

As a lasting memorial to our colleagues Jeffrey Mladenik and Andrew Curry-Green, who lost their lives on 9/11, we offer scholarships in their name to children of eligible employees.

Evan Robert Quering (left), son of Allison Quering, National Sales Manager for Legal in Pennsylvania, graduated from Madonna High School in Weirton, West Virginia in 2022 where he placed in the top ten of his class. Evan was also awarded several sport and academic honours during his high school career before attending the University of Pittsburgh with a major in pre-medicine. He is currently studying nursing at Robert Morris University and finished his first year earning Dean's List status and plans to go on to complete a PhD in Nurse Anesthesia. In response to receiving the scholarship Evan said the funding was "not only an acknowledgement of my hard work and determination, but it also serves to fuel my passion for helping others in the medical field".

Carina Wang (right), daughter of Xiaoming Wang, Senior Software Engineer for Risk in Florida. Carina has a passion for using technology to address societal challenges. She served as co-president of her high school's nationally ranked Speech and Debate team, co-president of the American Heritage robotics team that was a division finalist in the 2023 World Championships, president of the Inter-Club Council and played on the Varsity Volleyball team. She has been recognised as the National Speech and Debate Association Academic All-American, National Merit Finalist, and received the President's Volunteer Service Award. In high school, Carina dedicated over 1,300 hours to community service including volunteering with seniors in hospice centres to write their life biographies. She later went on to design a speaker device for nursing homes. After presenting this innovation at the Global Conrad Innovation Challenge, she won Top 5 in her category and the Outstanding Presentation Award. Carina has previously interned at LexisNexis and plans to continue her education at Cornell University.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Community involvement

Market value cash, in-kind and time donations (£m)



| 2019 | 2020 | 2021 | 2022 | **2023** |
| 18.7 | 17.6 | 20.6 | 22.6 | **23.4** |

What we contributed in 2023 (market value)

Market value cash, in-kind and time donations (£m)



Time 23%
Cash 24%
In-kind 53%

Impact

In accordance with the B4SI model, we monitor the short- and long-term benefits of the projects with which we are involved. We ask beneficiaries to report on their progress to increase transparency and engagement.

In addition, we survey RELX Cares volunteers on the impact the programme has on their work following each volunteer activity. In 2023, we received over 17,800 responses, 90% of respondents said their motivation and pride in the company had increased as a result of volunteering and 88% said they had experienced a positive change in behaviour or attitude as a result of volunteering.

In 2023, for the fourth year, we supported the Ban Ki-moon Centre for Global Citizens' Global Citizen Scholarship Program in association with the Management Centre Innsbruck benefitting 15 young African leaders. The change-makers developed their own SDG micro-projects using the RELX SDG Resource Centre to inform their work. The 2023 scholars addressed 15 SDGs and projects ranged from driving community awareness about cervical cancer in Rwanda to capturing mental health stories through photography in Kenya, and training young people to build with local construction materials for disaster risk reduction in Burkina Faso.

2023 PERFORMANCE

Undertake fundraising for Save The Children to help achieve the three year target of $150,000

In 2022, we announced a new three-year partnership with Save the Children. We have committed to raising $150,000 to support their work, which includes improving nutrition and access to school meals; preventing child labour and child marriage; and supporting children's mental health. In 2022, the most recent year for which data is available, the Save the Children global movement directly supported 48.8m children in 116 countries around the world.

To date, we have raised over half of our total fundraising target. Fundraising activities included a global holiday sweater day, quiz nights and cause related marketing at an Elsevier conference in the US.

We have shared communications with colleagues about how our funds are benefitting children, and in the year, a member of the Save the Children team spoke to RELX Cares Champions about the impact of their work.

We have also worked with Save the Children to help focus our response to disasters and emergencies.





We are hugely grateful to RELX and their continued generous support with our three-year partnership. RELX colleagues have raised an incredible amount so far which is already having an impact and helping children get the future they deserve.

Alicia Wiltshire
Senior Corporate Manager, Save the Children

2024 objectives	By 2030
Employee community engagement – SDG 17 (Partnership for the Goals): Increase internal and external information about our global community activities **Philanthropic giving** – SDG 17 (Partnership for the Goals): Strengthen our cross business area philanthropic response to disasters and emergencies	Through our unique contributions, and investments with partners, contribute to significant, measurable advancement of education for disadvantaged young people


Supply chain

Our customers depend on us to provide them with ethically sourced and produced products and services. Therefore, our suppliers need to meet the same high standard we set for our own behaviour.

Managing an ethical supply chain

RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, including technology (e.g. software, cloud, hardware and telecom), indirect (e.g. consulting, marketing, contingent labour and travel), and direct (e.g. data/content and production services, print/paper/bind and distribution).

Given the importance of an ethical supply chain, we maintain a Socially Responsible Supplier (SRS) programme encompassing all our business areas, supported by colleagues with expertise in operations and procurement and a dedicated SRS Director from our global procurement function.

Monitoring suppliers

We have a comprehensive Supplier Code of Conduct (Supplier Code), available on 💬 **www.relx.com** in 16 languages, which we ask suppliers to adhere to and display prominently in the workplace. It commits them to following applicable laws and best practice in areas such as human rights, labour and the environment. It also asks our suppliers to require the same standards in their supply chains, including requesting subcontractors to enter into a commitment to uphold the Supplier Code. The Supplier Code states that, where local industry standards are higher than applicable legal requirements, we expect suppliers to meet the higher standards. Our SRS programme is a key aspect of our work to prevent modern slavery and human trafficking in our supply chain as described below.

Through our SRS database, we track suppliers with whom we spend more than $1m annually, suppliers identified as critical by the company, and those located in medium- and high-risk countries (as designated by our third-party developed supplier risk tool) with a spend of $100,000 or more per year for the most recent consecutive two-year period. The tool incorporates 11 indicators, including human trafficking information from the US State Department and Environmental Performance Index results produced by Yale University and Columbia University in collaboration with the World Economic Forum. In 2023, 80% of our global spend was risk assessed utilising the supplier risk tool.

Pauline Grace Cortes
Socially Responsible Supplier Programme Lead
RELX

An ethical supply chain programme allows us to monitor the social and environmental practices of our suppliers. This helps us mitigate our impacts and ensure we conduct our business responsibly. I am proud to be part of an organisation that commits to high social standards.

RELX supplier locations (% of supplier spend)



North America **59.9%**
Europe **28.8%**
Middle East **1.0%**
Asia & Pacific **9.1%**
Africa **0.5%**
South America **0.7%**

Based on four quarters ending Q3 2023

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

The tracking list changes year-on-year based on the suppliers we engage to meet the needs of our business and/or changes in country risk designations within our third-party risk tool. In 2023, there were 796 suppliers on the SRS tracking list, 66 of which were in high-risk countries and 606 in medium-risk countries. 690 of the suppliers (87%) on the SRS tracking list have signed our Supplier Code, or have equivalent standards in place. The majority of non-signatories are new to the SRS tracking list and we are working with them, and other non-signatories, to gain agreement to our Code. In total, at the end of 2023 there were 5,322 signatories to our Supplier Code, or suppliers with an equivalent code, representing an increase of 19% from 4,467 signatories at the close of 2022.

We engage a specialist supply chain auditor to conduct audits and assessments on our behalf using their platform. In 2023, a total of 125 external audits were conducted: 36 onsite and virtual onsite audits and 89 desktop audits. During a desktop audit, the supplier responds to an online questionnaire and uploads relevant supporting documents followed by a risk assessment using the third-party platform. For virtual onsite audits, facility representatives wear a video and audio source to allow remote interaction with a qualified auditor. The auditor can then evaluate the facility, conduct interviews, and review the necessary documentation in real time, just as if conducting an in-person audit. During an onsite audit, the auditor will select employees from a full roster to interview (and may select employees on the work floor during the facility walkthrough). Employee interviews are private and confidential and facility management is not allowed to be present. All information gathered from employee interviews is anonymised. When the auditor communicates non-compliance to facility management, they are not allowed to disclose information which could identify the employee or employees to avoid retaliation against them, which is forbidden in the Supplier Code.

Incidents of non-compliance trigger continuous improvement reports summarising audit results and remediation plans. The audit covers critical dimensions of the Supplier Code such as: labour (including child/forced labour, discrimination, discipline, harassment/abuse, freedom of association, labour contracts); wages and hours (including wages and benefits and working hours); health and safety (including general work facility, emergency preparedness, occupational injury, machine safety, safety hazards, chemical and hazardous material, dormitory and canteen); management systems (including documentation and records, worker feedback and participation, audits and corrective action process); environment (including legal compliance, environmental management systems, waste and air emissions); anti-corruption and data security. During 2023 onsite and virtual onsite audit locations included Argentina, India, Italy, Philippines, Poland, Romania, Singapore, Sri Lanka, South Africa and the United Kingdom.

To minimise the risks of deforestation in our production paper supply chain, we utilise the Forest Sourcing module of The Book Chain Project, a shared industry resource for sustainable paper we helped establish, to assess the forest sources of our papers. By year end 2023, 100% of RELX's production paper was graded by The Book Chain Project as known and responsible (sustainable) sources or certified to FSC or PEFC (note: less than 0.5% not yet graded or certified).

During 2023 we held RELX Supplier sessions focused on the RELX supplier audit process and our efforts to collect and report CO_2 emissions.

Promoting human rights through the Supplier Code

As stated above, the Supplier Code sets out expectations for our suppliers' ethical conduct.

In accordance with the UK's Modern Slavery Act 2015, our Supplier Code specifically prohibits participation in any activity related to human trafficking, based on the American Bar Association's Model Business Conduct Standards to Eradicate Labor Human Rights Impacts in Hiring and Supply Chain Practices.

In 2023, we updated our RELX Modern Slavery Act Statement (MSA), available from 🔶 **www.relx.com**, which states how we are working to avoid human trafficking and modern slavery in our direct operations and in our supply chain.

The Supplier Code stipulates that, where required by law, suppliers will have employment contracts signed with all employees and requires mechanisms for reporting grievances. It additionally contains a provision on involuntary labour that states unequivocally that suppliers cannot directly or indirectly use, participate in, or benefit from, involuntary workers and human trafficking-related activities. Suppliers have access to Modern Slavery Awareness training through our audit provider. In addition, we asked all suppliers audited during the year to complete an e-learning course on preventing forced labour. We use a UK Government definition of modern slavery, particularly "the trafficking of people, forced labour, servitude and slavery." We did not receive any reports or questions from employees that related to modern slavery in the year.

The Supplier Code states, "Failure to comply with any RELX term, condition, requirement, policy or procedure...may result in the cancellation of all existing orders and termination of the business relationship between RELX and supplier." It further states suppliers must not tolerate any retaliation against any employee who makes a good faith report of abuse, intimidation, discrimination, harassment or any violation of law or of the Supplier Code or who assists in the investigation of any such report.

▸ # 125
Independent audits, including onsite, virtual onsite and desktop

▸ # 796
Suppliers tracked

2023 PERFORMANCE

Advance Supplier Diversity and Inclusion Programme

We are committed to proactive engagement with suppliers to ensure that our supply chain reflects the diversity of our communities. During 2023, we continued to focus on our supplier diversity programme through participation in a Supplier Diversity Taskforce, diversity conferences, best practice sharing and increased internal staff support. In the year, 3.3% of our US spend was with veteran, minority or woman-owned businesses. Including small businesses, 14.8% of total US spend was with diverse suppliers. We use an independent supplier diversity database to classify diverse suppliers.

Diverse-owned businesses interested in working with RELX can register on the RELX Supplier Diversity Registration Portal. While registration does not provide preferred supplier status or guarantee of business, it provides visibility within RELX for suppliers who can potentially fulfil business requirements. Find out more at:

🖥 **https://reedelsevier.service-now.com/sdpr**

We aim to implement a sustainable supplier diversity and inclusion programme that creates value by:

- promoting the sourcing of goods and services from high-performing, competitive diverse suppliers
- monitoring and measuring the effectiveness of our efforts
- participating in outreach programmes/activities to support diverse suppliers

▶ # 5,322
Suppliers who have signed the Supplier Code or have an equivalent code

▶ # 3.3%
US spend with veteran, minority or woman-owned businesses. Including small businesses, 14.8% of total US spend was with diverse suppliers

▶ # 87%
Suppliers on the tracking list who were either signatories to our Supplier Code or have an equivalent code, covering 97% of tracking list spend

Supplier Code of Conduct signatories



	2019	2020	2021	2022	**2023**
	3,202	3,457	3,670	4,467	**5,322**

Responsible Supply Chain Performance

Target	Measure	Results				
		2019 Actual	2020 Actual	2021 Actual	2022 Actual	2023 Actual
Increase # of suppliers as Code signatories	Total # of Code signatories	3,202	3,457	3,670	4,467	5,322
	Total # of suppliers on tracking list	354	412	359	724	796
	% of suppliers on tracking list who were Code signatories (or equivalent)	91%	91%	96%	87%	87%
Continue using audits to ensure continuous improvement in supplier performance and compliance	# of independent audits[1]	93	99	111	119	125
	Onsite/virtual onsite	52	25	28	28	36
	Desktop	41	74	83	91	89
Continue to advance the US Supplier Diversity and Inclusion Programme	% of total US spend with diverse suppliers (Veteran, Minority, Woman-owned, and small businesses)	11.9%	12.9%	12.9%	15.4%	14.8%
	% of total US spend with diverse suppliers excluding small businesses	2.5%	2.8%	3.1%	3.8%	3.3%

1 For 2023, RELX moved to a new third party audit platform, which allows sharing of supplier audits across the platform therefore increasing the total number of audits.

Overview

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Governance

Financial statements and shareholder information

ALIGNING WITH GOOD PARTNERS
Intrust Global

Intrust Global, a RELX supplier on our Socially Responsible Supplier tracking list, provides technology driven research, analytics and reporting services across industries.

They maintain a robust set of policies that underpin their responsible business practice which include ethical governance, fair labour practices, community engagement and stakeholder collaboration. Intrust Global are dedicated to advancing the UN SDGs with a focus on decent work (SDG 8); quality education (SDG 4); innovation (SDG 9) and reduced inequalities (SDG 10).

They foster positive change through the Sambhava Foundation, their central group's arm for social development. Among flagship programmes are the Hunar project which empowers women aged 18 to 35 through skills training and social entrepreneurship initiatives to gain economic independence. Another is the Koshish programme which helps differently-abled women become financially independent through vocational skill building, placement support and regular assessments and feedback.





As a growing company, we maintain transparent and fair business practices, meet ethical standards and help make the world a better place to live and thrive.

Ravindra Nag
Director, Intrust Global

2024 objectives	By 2030
Responsible Supply Chain – SDG 8 (Decent Work and Economic Growth): Increase number of suppliers that are Code signatories; continue using audits to ensure continuous improvement in supplier performance and compliance **Supplier Diversity** – SDG 10 (Reduced Inequalities): Advance Supplier Diversity and Inclusion Programme	Reduce supply chain risks related to human rights, labour, the environment and anti-bribery by ensuring adherence to our Supplier Code of Conduct through training, auditing and remediation; drive supply chain innovation, quality and efficiencies through a strong, diverse network of suppliers

Relevant SDGs

Environment

We work to increase the positive impact we have on the environment through our products and services which provide essential insight and bring stakeholders together, while also striving to reduce our environmental footprint across our company and value chain.

A positive environmental impact

Our key environmental impact is through our products and services which help inform debate, aid decision makers and encourage research and development with regard to environmental issues.

The CEO is responsible to the Board for environmental performance; the CEOs of our business areas are responsible for complying with environmental policy, legislation and regulations and the CFO is our most senior environmental advocate. Our Chief Sustainability Officer and Global Head of Corporate Responsibility engages with the Board on environmental issues and we work with Environmental Champions and dedicated engineering, design and real estate specialists to improve efficiency wherever possible in our portfolio.

In 2023, we continued our support of the Climate Pledge, aiming to achieve net zero across all carbon scopes by 2040 at the latest. We have committed to measure and report greenhouse gas emissions, implement decarbonisation strategies for emissions reductions and address residual emissions with high-quality offsets. Details of our net zero transition road map are available on pages 76 and 85.

We support progressive environmental legislation and in 2023 continued our membership in the Aldersgate Group, an alliance of leaders from business, politics and civil society, chaired by former UK Prime Minister Theresa May, that drives action for a sustainable economy. In the year, we signed a letter to the British Prime Minister confirming our support for delivering progress on the UK's net zero commitments. We hosted an event to launch a report from UCL and the Aldersgate Group on the electrification of



Bosman Stramrood
Pre-Sales Consultant
LexisNexis Legal &
Professional South Africa



As a global organisation, we can make a big difference by meeting our environmental objectives, setting an example for future generations to continue the improvements we started. It requires commitment and dedication from leadership and employees alike.

British industry, and continued our membership of the Net Zero Supply Chains initiative with other companies and NGO partners organised by Pineapple Partnerships.

We were a Taskforce for Climate-related Financial Disclosure (TCFD) Supporter until it was disbanded in the year and have expanded our TCFD disclosure (see page 82). We remain signatories of We Are Still In, a network of more than 3,900 businesses, universities, cities, states and other organisations, committed to combatting climate change.

2023 Environmental Performance

	Absolute performance			Intensity ratio (absolute/£m revenue)		
	2022	**2023**	change	2022	**2023**	change
Scope 1 (direct emissions) tCO$_2$e	5,211	**4,317**	-17%	0.61	**0.47**	-23%
Scope 2 (location-based) emissions tCO$_2$e	37,270	**36,616**	-2%	4.36	**4.00**	-8%
Scope 2 (market-based) emissions tCO$_2$e	8,952	**8,598**	-4%	1.05	**0.94**	-10%
Scope 1 + Scope 2 (location-based) emissions tCO$_2$e	42,481	**40,933**	-4%	4.97	**4.47**	-10%
Total energy (MWh)	117,997	**110,750**	-6%	13.80	**12.09**	-12%
Water (m^3)	156,734	**142,374**	-9%	18.33	**15.54**	-15%
Waste sent to landfill (t)*	73	**45**	-38%	0.01	**<0.01**	-43%
Sustainable production paper (%)	99	**100**	1%	–	–	–

* From reporting locations only, excluding estimated data.

Actual environmental data covers approximately 83% of occupied floor space based on electricity reporting. When we are unable to obtain reliable data, for example from small serviced offices, we estimate energy consumption and water usage on actual data from our portfolio. In this way, our reported data covers all operations, for which we have operational control for a 12-month period, December 2022 to November 2023.

Scope 2 (location-based) emissions are calculated using grid average carbon emissions factors for all electricity sources.

Scope 2 (market-based) emissions are calculated using supplier-specific carbon emissions factors (where available) for renewable energy purchases.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Our key environmental impact: environmental knowledge

In creating and delivering our products and services we have an impact on the environment in areas such as carbon emissions, energy and water usage. But arguably bigger and more important is our growing portfolio of environmental research, products and services, which spread good practice, encourage debate and aid researchers and decision makers. The most recent results from Scopus show our share of citations in environmental science represented 54% of the total.

Risk
Climate-driven extreme weather events are increasing and pose a specific challenge to the insurance industry. In response to intensifying climate risks, insurers require data and technology to better assess risk. Combining geospatial information, imagery and historical records with predictive analytics and AI, LexisNexis Risk Solutions provides comprehensive data sets and analytics to support the industry to better understand and price risk. Geospatial information can provide vital information about a property's likely susceptibility to flood, fire or storm damage. Meanwhile, aggregating comparative data can help insurers benchmark performance in certain regions to manage localised risk more effectively.

In 2023, Cirium, a Risk business unit, advanced its flight emissions methodology powered by EmeraldSky. This advancement aims to deliver a standardised and precise overview of carbon emissions and fuel burn calculations for each aircraft flight and seat. This data serves as the foundation for RELX's business flight travel emissions data.

Scientific, Technical & Medical
The Lancet published their 2023 Countdown on health and climate change which monitors the evolving health profile of climate change and provides an independent assessment of the delivery of commitments made by governments worldwide under the Paris Agreement. The content, either open access or free to read, covers 47 indicators, drawing on the expertise of 114 scientists and health practitioners from 52 research institutions and UN agencies worldwide.

Elsevier delivered the first Sustainability Hub at the London Book Fair in 2023 with a stage devoted to raising awareness of the growing climate emergency and how the publishing industry can best respond. Events included a presentation on the SDG Publishers Compact, a keynote from London Mayor Sadiq Khan about making London a more sustainable city and a session from Book Industry Communication (BIC) on designing books with recycling in mind. Elsevier worked with Smart Space, RX's in-house design and build service, to create a prototype carbon label of its stand using four main categories from the exhibitor perspective: stand build; venue emissions and water; operations (emissions from staff travel and accommodation); and emissions associated with the products displayed.

Legal
Legal has extensive environmental law offerings for customers including curated daily news alerts, podcasts, law trackers and consultations. Specifically on climate change, tools show where climate change targets come from at national, European and international levels, climate reporting and disclosure frameworks, litigation and practical guidance.



In 2023, the LexisNexis Legal and Professional Practical Guidance Journal featured a dedicated climate change issue covering topics such as sea level rise and how it affects public and private projects; energy security and climate change initiatives in the US Inflation Reduction Act; and climate change in M&A transactions, among others.

In the year, PatentSight, which provides curated and enriched patent datasets and analysis tools to advance research and development, competitive intelligence and benchmarking, and more, released a publicly available report on sustainable technologies linked to the SDGs. It shows, for example, among the largest share of patents for SDG 7, Affordable and Clean Energy, is hybrid vehicles and biofuels; for SDG 13, Climate Action, it is for GHG emissions reductions.

Exhibitions
RX's portfolio of environmental events include World Future Energy Summit. Held in Abu Dhabi in January 2023, the show focused on critical sectors shaping sustainability and driving investment globally including solar; clean energy; ecowaste; water, and smart cities. With over 200 hours of expert content, the Summit's knowledge-sharing programme was its most extensive and diverse to date. Over 250 speakers, including government officials and 166 CEOs, presidents and founders of leading companies, shared their insights with over 30,000 investors, policy makers, business leaders, project owners and technology pioneers.

The 2023 edition of Pollutec in Lyon, France, the international event for environmental and energy solutions committed to accelerating environmental innovation, showcased over 1,000 exhibitors, including 200 start-ups. 420 conference sessions were delivered, and over 42,800 attendees came to learn, network and conduct business. The 2023 Pollutec Innovation Awards highlighted 12 finalists and rewarded three winners: Grims Énergie (thermal storage), MTB (li-ion battery recycling), and Purenat (a textile capable of destroying organic pollutants in the air).

All-Energy is the UK's largest renewables and low carbon showcase, held in Glasgow. It connects clean energy suppliers and technology providers with energy industry developers, buyers, investors, and policy makers. Reflecting the urgency required to meet UK net zero emissions targets, the 2023 event broke previous attendance records. Nearly 600 speakers took part in the free-to-attend conference, which featured contributions from Scotland's First Minister, Rt Hon Humza Yousaf and Minister for Energy, Gillian Martin. Dcarbonise, another show in the RX portfolio, supported by the Scottish government and Energy Saving Trust, offered end-users advice and technology to help them decarbonise their buildings, businesses and transport systems.

Environmental risks and opportunities

The assessment, prioritisation and mitigation of environmental risks are integrated into our overall company-wide risk management process which considers current and emerging risks to achieving RELX's strategic goals. The Board assesses the risk level and mitigation strategies and monitors implementation by senior managers.

Colleagues throughout the business, as well as external stakeholders such as NGOs and investors, help us monitor and rank our environmental risks and opportunities. They are reviewed quarterly by the Environmental Checkpoint Committee, chaired by the CFO, during the year.

Our Global Environmental Policy is available on 🖥 **www.relx. com/cr-downloads** and applies to all areas of the company and states that we must consider, among other risks, those that require legislative compliance, have significant cost implications for the company and/or may affect our reputation. The Global Environment Policy is supported by a global Environmental Management System (EMS), certified to the ISO 14001 environmental standard across the group.

The EMS covers the assessment of existing and emerging regulatory requirements related to climate change, including carbon pricing, taxes and additional reporting requirements.

It includes transition and physical risks and has informed our TCFD report, including transitioning to a lower carbon economy and risks related to physical impacts of climate change. For more information see page 86.

Green Teams, employee-led environmental groups representing 53% of employees in 44 key facilities, help us implement our EMS and achieve environmental improvements at the local level. We are also aided by consistent dialogue with stakeholders including employees, government and NGOs. We participate in sector initiatives, such as the Book Chain Project, and further our understanding through environmental benchmarking activities, such as CDP.

Assessing our environmental impact

While as a non-manufacturing company our direct use of resources is limited, we monitor all our environmental impacts, and prioritise climate change, water, waste and paper use. Throughout 2023, we worked to reduce our direct environmental impact as well as upstream and downstream impacts as part of a lifecycle approach to our operations.

Third-party verification of our environmental data gives us confidence in its reliability and improves our reporting.

▶ ## Group certification

to ISO14001 Environmental Management System maintained in 2023

▶ ## 75%

reduction in Scope 1 and Scope 2 (location-based) emissions since 2010

2023 PERFORMANCE

Expand climate risk assessment of products by the Climate Product Working Group

To avoid climate change of more than 1.5°C, we must quickly transition to a low carbon future. We aim to support our customers in carbon intensive sectors to decarbonise by providing products and services that can inform the transition to net zero.

We established our Climate Product Working Group with representatives from all our business areas to better understand climate risks and opportunities in the mix of our products and services.

Elsevier continues to focus its content and offerings toward scientific breakthroughs in clean energy. In 2023, Elsevier launched several new titles covering renewable energy, energy efficiency, battery technology, and decarbonisation. Of Elsevier's 2,900 journals, four with a traditional hydrocarbon focus were repositioned with updated aims to advance the UN's sustainable development goals and promote a pathway to a net zero future.

Likewise, the Books team will only commission content that advances the energy transition and the reduction of CO2 emissions. Among new titles in 2023 were Design and Control of Active Power Filters towards the Decarbonisation of Smart Grid Networks; Fuel Cells for Transportation: Fundamental Principles and Applications; and Battery Technology: From Fundamentals to Thermal Behavior and Management. Elsevier remained committed to supporting innovation in clean energy and in 2023 held the Renewable Transformation Challenge, in collaboration with the International Solar Energy Society, recognising Solar Sister which helps women entrepreneurs in African rural communities run their own clean energy distribution initiatives.

Overview

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Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Climate change

Our Climate Change Statement supports the scientific community's opinion that human activity is contributing to climate change; we support the Paris Agreement's intention to limit climate change to 1.5°C.

The RELX Climate Change Statement is available at
 **www.relx.com/cr-downloads.**

Since 2020, there has been a change in how our office space is utilised. This has contributed to decreases in reported carbon emissions. To show trends, we report data over a longer time sequence.

Emissions from work-related flights are calculated using EmeraldSky, a solution developed by Cirium within Risk. This innovative methodology combines comprehensive industry datasets with Cirium's proprietary data to accurately determine the fuel consumption of individual flights. Unlike distance-based methodologies, the Cirium methodology powered by EmeraldSky recognises and highlights carbon-efficient carriers and routes, enabling businesses to effectively reduce their travel emissions.

See methodology notes for full details on
www.relx.com/additional-cr-resources.

Total Scope 1 emissions decreased by 17% in the year due to lower fuel consumption. Car fleet emissions have decreased 82% since 2010 and overall Scope 1 emissions by 68% during the same period.

Scope 2 (location-based) emissions decreased by 2% in the year due to office space consolidations, as well as lower power consumption at our data centres.

Scope 3 business travel data covers all our air travel booked and collected through our travel partner, BCD, and completed within the reporting period. While further resumption of business travel in 2023 led to a 7% increase in emissions over 2022, since 2019, we have reduced travel emissions by 58%.

Our Net Zero Commitment

As a signatory to the Climate Pledge, we are committed to becoming net zero by 2040 at the latest. The main tenets of the initiative, a community of more than 450 organisations working to address climate change, is measuring and reporting greenhouse gas emissions and implementing decarbonisation strategies for significant emissions reductions.

Since 2010, we have reduced our Scope 1 and 2 location-based carbon emissions by 75%. In 2023, our new carbon target began verification by the Science Based Targets Initiative. This aligns with the 1.5°C goal of the Paris Climate Agreement and will require us to continue reducing greenhouse gas emissions

and maintain our internal carbon pricing scheme, among other measures.

We compensated for emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) by purchasing verifiable offsets in 2023 encompassing REDD+ forestry and peatland projects in Colombia and Indonesia. We do not use offsets in our carbon performance reporting.

Net Zero Road Map
RELX's emissions are aligned with the 1.5°C pathway. We aim to maintain this performance by pursuing further emissions reductions in two primary ways:

1. Company operations: We set and aim to achieve science-based reduction targets that bring us to net zero no later than 2040. Read more about our carbon reduction targets and our carbon performance on pages 73-81.

2. Value chain: We will engage with our suppliers on setting and attaining their own science-based carbon reduction targets and also address emissions from other Scope 3 categories. Read more about how we engage with suppliers on pages 69-72.

RELX will continue to advance wider action on climate change through:

1. The continued development of leading-edge products, services and events on climate change and net zero transition

2. Industry partnerships such as the Responsible Media Forum's Climate Pact and Net Zero Events, an initiative for the global events industry

3. Climate advocacy supporting responsible climate-related initiatives through organisations such as the United Nations Global Compact, The Aldersgate Group, and RE100

4. Sharing climate knowledge broadly through offerings such as the free RELX SDG Resource Centre **www.sdgresources.relx.com**

We will continue to advance our net zero efforts through an internal carbon price payable by all business areas for Scope 1, 2 and select Scope 3 emissions. The 2023 price is $35/tCO$_2$e and will increase over time.

Climate objectives are monitored by the RELX CR Forum, chaired by the Head of Corporate Affairs, which meets twice per year to agree and assess progress on sustainability targets and objectives. Read more about CR governance on page 50. Executive remuneration is linked to achieving environmental targets including our Scope 1 and 2 carbon reduction target. Read more about executive remuneration on pages 128-148.



Scope 1 and Scope 2 emissions

Absolute

tCO$_2$e 1,000s

2015 is our baseline year for environment targets. Data available on page 41



Intensity

tCO$_2$e per £m revenue

■ Scope 1
■ Scope 2 (location-based) emissions

Data available on page 73

Scope 3

In 2023, we continued to advance our understanding of our Scope 3 emissions beyond business flights, identifying key areas, refining our methodology and our engagement with suppliers. We used the RELX CO2 Hub, an internal analytics platform, to help quantify our Scope 3 emissions.

Supply chain

We have estimated supplier emissions through an improved methodology by collecting data on key suppliers to derive carbon intensity factors. The factors are then extrapolated by spend category to cover our full supply chain. We estimate that our share of the Scope 1 and Scope 2 carbon emissions of our suppliers, excluding business travel (estimated separately), cloud computing services (see below) and events (see below), is approximately 65,000 tCO2e per annum.

Cloud computing services

While RELX continues to undertake energy efficiency projects at its own data centres, some of the energy and carbon reductions at these facilities have been achieved by moving content to third-party cloud services. With emissions data provided by our primary Infrastructure as a Service (IaaS) cloud providers, we estimated 2023 market-based carbon emissions associated with all cloud computing services provided to RELX to be 178 tCO_2e.

Home-based employees

Using location-specific emissions factors and office attendance data, we estimated emissions from home working in the year to be 12,498 tCO_2e.

Commuting

Through RELX's Environmental Standards programme, locations are encouraged to develop a local travel plan. Actions from travel plans include publishing information on public transport links, promoting commuter loan schemes and encouraging carpooling. Using daily refreshed office attendance data, we estimated emissions in 2023 to be 4,619 tCO_2e.

Events

RX has partnered with peers on Net Zero Carbon Events. Launched at COP27, the initiative aims to develop methodologies to quantify and reduce emissions associated with the events industry. While attendance at one of our events can replace the need for multiple business trips, we are looking to better gather emissions data associated with an event's value chain, which we expect to be a sizeable component of our Scope 3 emissions.

Energy

As RELX predominantly occupies leased locations with few opportunities for onsite generation, we rely on green tariffs and renewable energy certificates (RECs) to purchase renewables equal to 100% of our global electricity consumption. In 2023, Green-e certified wind RECs were purchased from sources in Texas.

Energy consumption at our offices, representing around 50% of the total, decreased in 2023 due to ongoing office space consolidation. Data centre energy, representing around 40% of the total, decreased as we continue to move activity to the cloud.

We are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity.



61%

Reduction in energy and fuels consumption since 2010

Water

The majority of our sites use water from municipal supply and are in developed countries with a high capability for water adaptation and mitigation.

Our water usage decreased 9% between 2022 and 2023 due to ongoing office space consolidation.

We engage with internal water experts who produce water-related content for our customers. In 2023, we offered customers 24 peer-reviewed journals in water science and technology, including Water Research.



71%

Reduction in water use from 2010 to 2023

2023 water and energy performance

Water usage

Cubic metres



Energy consumption

MWh



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Financial review

Governance

Financial statements and shareholder information

RELX Environmental Challenge

2023 marked the thirteenth year of the RELX Environmental Challenge, a competitive grant-making scheme focused on providing improved and sustainable access to water and sanitation where it is presently at risk.

The $50,000 first prize winner was Lombrifiltro by CPlantae, a sanitary engineering firm and social enterprise based in Mexico that has developed and commercialised prefabricated vermifilters for onsite wastewater treatment.

The $25,000 second prize winner was TU Delft Water For Impact that has developed electrocoagulation; a method to treat surface water using solar power and removing the need for costly and often hard to access chemicals. The pilot project will test the approach and effectiveness in providing a more sustainable and less chemical intensive solution to groundwater treatment challenges in northern Ghana.

The winners were recognised at Pollutec where they were invited to participate in the show's dedicated startup space and pitch sessions.





It's more than just an award; it's an opportunity to make a broader impact. The prize money and recognition will help us expand our reach, providing safe water and sanitation to more communities in Mexico.

Cesar Maldonado
Co-founder of CPlantae

Waste

Total waste generated by our locations decreased by 27% in 2023, primarily due to changes in how our office space is utilised.

Of waste generated at our locations, we estimate 73% was recycled and 93% diverted from landfill through recycling, composting and energy generation from waste. Of the waste produced at our reporting locations, excluding estimated data, 76% was recycled.

Where reliable measurements are not available, we calculate waste based on weight sampling and by counting waste containers leaving our premises. Although local municipalities most often carry out sorting and recycling, we report all waste as going to landfill unless we have robust evidence. For this reason, performance against our waste target is linked to our reporting locations.

We do not produce any material amounts of hazardous waste.

We continued to work toward our target to reduce waste sent to landfill from reporting locations. In 2023, waste sent to landfill from reporting locations, excluding estimated data, decreased by 38%.

We work to reduce packaging waste from our physical products. In the UK, we provide information on packaging waste in line with the UK government's Producer Responsibility Obligations (Packaging Waste) Regulations 2007. As a member of the Biffpack compliance scheme, we report the amount of obligated packaging (as defined in the Packaging Waste Regulations) we generate through selling, pack and fill and importation of our products.

Waste performance

Waste sent to landfill (all locations)



Tonnes

- 2019: 1,608
- 2020: 375
- 2021: 280
- 2022: 180
- **2023: 121**

All locations includes non-reporting locations, such as serviced offices, where data is estimated.

Waste disposal (reporting locations)



- Compost 3%
- Landfill 3%
- Energy from waste 19%
- Recycling 76%

Reporting locations are those from which we were able to capture primary data in the year and excludes estimated data.

A new life for old equipment

We dispose of defunct hardware and other electronic waste according to local regulations and recycle only if equipment cannot be reused.

This year, we continued our partnership with Camara Education to donate equipment to provide access to computers for students in Ethiopia, Kenya, Tanzania and Zambia. Camara Education refurbishes our donated equipment and uses it, or the proceeds from selling it, to set up computer labs, train teachers and provide locally relevant educational content. Any equipment that cannot be refurbished is appropriately recycled.

In 2023, Camara Education generated around £25,000 from equipment donated by RELX, enough to fully equip three new eLearning centres, impacting more than 2,000 students. Our donations saved almost 2,000 tCO$_2$e and kept more than nine tonnes of waste from going to landfill.





The ongoing support we receive from RELX is hugely appreciated. Camara's mission is to equip students with the digital skills they need to enable them to secure meaningful employment or pursue further education.

Aidan Tallon
CEO, Camara Education

Paper

The quantity of production paper purchased in 2023 decreased by 21% over 2022 and by 66% since 2010 as we deliver more of our products online, reflecting a circular economy approach to conducting our business.

During 2023, we updated the RELX Paper Policy to highlight our commitment to avoiding deforestation and other environmental impacts through the purchase of sustainably sourced papers.

100% of RELX production papers were graded as known and responsible sources or certified to FSC or PEFC. We continue to reduce waste and the environmental impact of producing our products through measures such as smaller print runs, digital over litho printing, print on demand and lighter papers where possible.

Focus on sustainable paper

We are a founding member of the Bookchain Project's paper module (PREPS) and helped create the PREPS database which identifies the pulps and forest sources of papers. Each paper is given stars according to sustainability criteria: one (unknown or unwanted material), three (known and responsible), or five (recycled, Forest Stewardship Council or Programme for the Endorsement of Forest Certification certified).

The grading system was initially developed by PREPS member Egmont UK Ltd and sustainability consultants Carnstone, along with input from Greenpeace and WWF.

The RELX Sustainable Production Paper Policy commits us to purchase only sustainable papers – graded three or five in Bookchain, or certified to FSC or PEFC.

In 2023, we used approximately 97 tonnes of office paper. To reduce paper use at sites with higher consumption levels, we have set specific targets.

2023 paper performance

Sustainable production paper

Percentage



2019	2020	2021	2022	**2023**
96	92	98	99	**100**

Percentage of paper graded as known and responsible sources by the Book Chain Project or certified by FSC/PEFC. Includes less than 0.5% of paper not yet graded or certified.

Forest source of graded production papers



Asia Pacific 18%
Europe 44%
North America 38%

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2023 PERFORMANCE

Review global car fleet policies with the aim to move to more fuel-efficient vehicles

The size of the RELX car fleet has decreased by 25% since 2015, to less than 500 vehicles across the company. Over this period, fleet emissions have reduced by 65% due to the reduction in vehicles and improvements in vehicle performance.

Since 2015, the number of zero or low-emission vehicle models in the fleet has more than quadrupled and approximately 7% of the fleet is fully electric (up from 0 electric vehicles in 2015).

Fleet emissions account for a minimal share of emissions of around 3% of the reported Scope 1 and Scope 2 emissions.

During 2023, we conducted an analysis of approximately 80% of fleet vehicles through our primary global lease to better understand how we can best accelerate the transition to electric vehicles.

A survey of the remaining vehicles highlighted areas of the business where low-emission vehicles could be more effectively incorporated.

Targets and standards

Our focus is on delivering continuous improvement in our environmental performance year-on-year. In 2023, we reduced our energy consumption by 6% compared to 2022, with this resulting in a reduction of 4% in our scope 1 and scope 2 (location-based) emissions as emissions factors changed in a number of countries. We also reduced our water consumption by 9%, reduced waste sent to landfill by 38% and reached 100% for our sustainable production paper metric.

We also set longer term targets to reflect our ambition over time. In 2023, we achieved all the environmental targets we had set for 2025, as shown in the table to the right. We are in the process of setting new targets, out to 2030, against a 2018 baseline year, with our proposed targets currently being reviewed by the Science Based Targets initiative.

We continue to report on our indirect Scope 3 emissions. See Climate change above for more information.

We set other targets for reducing energy and fuel consumption, for the amount of renewable electricity we purchase and for decreasing the amount of waste we generate.

We are a founding signatory to the Responsible Media Forum's Media Climate Pact which requires signatories to set a science-based carbon reduction target and commit to furthering climate awareness and positive action through their content.

As a signatory to the SDG Publishers Compact, we advocate for climate action in the content we publish.

Environmental targets

Focus area	Targets – 2025	2023 performance
Climate change	Reduce Scope 1 and 2 (location-based) carbon emissions by 46% against a 2015 baseline	-61%
Energy	Reduce energy and fuel consumption of our locations by 30% against a 2015 baseline	-49%
Energy	Continue to purchase renewable electricity equivalent to 100% of RELX's global electricity consumption	100%
Waste*	Decrease waste sent to landfill from reporting locations to 35% below 2015 levels	-96%
Production paper**	100% of RELX production papers to be graded in PREPS as 'known and responsible sources', or certified to FSC or PEFC by 2025	100%

* From reporting locations, excluding estimated data.

** Percentage of paper graded as known and responsible sources by the Book Chain Project or certified by FSC/PEFC. Includes less than 0.5% of paper not yet graded or certified.

Environmental management system	Achieve Group certification to the ISO 14001 standard across the company	Group certification across the company achieved in 2022
	100% of new office fit-outs to achieve RELX Sustainable Fit-Out standard by 2025	RELX Sustainable Fit-Out standard developed
Content	Meet our responsibility under the Media Climate Pact to advance climate knowledge through our content	Content to support climate awareness and positive action (see page 74)

We have reported on all emission sources required under the Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013. We have included emissions from all RELX operating companies. Environmental data covers 12 months from December 2022 through November 2023.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) and the data has been assured by an independent third party.

Book donations: supporting education

While print is a relatively small portion of our revenue, we must continue to minimise the impact of printed product.

We focus on techniques such as print on demand or print run control to better match production to demand.

We donate excess product to charity partners such as Book Aid International and Books for Africa to avoid waste and benefit communities.

In 2023, RELX donated over 139,000 books with a value of over $11m to our charity partners.

Book Aid International
RELX has been a Book Aid International partner for over 30 years through regular book donations, financial support and staff fundraising and volunteering. RELX donations of medical books are critical to educating the next generation of healthcare providers around the world.

In 2023, we donated 105,109 new higher education and medical books, as well as a grant to help Book Aid International and partners create an Explorer Library at Chiuzira Primary School, a poorly resourced school in a heavily populated area in central Malawi. This library will help children improve their reading and learning skills and give them the confidence to thrive.





For over 30 years RELX and Book Aid International have partnered to support transformational change in libraries, schools and universities across sub-Saharan Africa and beyond. From much needed medical textbooks helping to improve patient care to creating brand new school libraries like the one at Chiuzira Primary school in Malawi, RELX has helped us reach thousands of readers. As we approach our charity's 70th anniversary we hope that together we will continue to meet the need for books around the world.

Alison Tweed,
Chief Executive, Book Aid International

2024 objectives	By 2030
Environmental responsibility – SDG 12 (Responsible Consumption and Production): Implement new SBTi environmental targets **Carbon reduction** – SDG 13 (Climate Action): Publish RELX net zero transition plan	Further environmental knowledge and positive action through our products and services and, accordingly, conduct our business with the lowest environmental impact possible

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CR Disclosure Standards 1
Taskforce on Climate-related Financial Disclosure (TCFD)

RELX makes the following disclosures, consistent with the recommendations of the Taskforce on Climate-related Financial Disclosure (TCFD) All Sector Guidance as required by the UK Listing Rules (Disclosure of Climate-Related Financial Information) (No 2) Instrument 2021.

I. Governance
a. Board oversight of climate-related risks and opportunities
This statement has been reviewed and approved by the Board.

The RELX Board oversees the internal controls and risk management practices as described on page 98. In addition, climate risk and opportunity is subject to our CR governance processes, see page 40. In the year, the Company's approach to managing its climate change risks and opportunities was covered by the Board at multiple points including in discussions with and papers from the Chief Financial Officer (CFO), responsible to the Board for performance against climate targets; the Chief Sustainability Officer and Global Head of Corporate Responsibility (CSO); and the Head of Group Insurance and Risk, as part of the RELX Audit Committee review of the Company's risk management process.

The result of these undertakings is that the Board has found climate change has no material impact on RELX's business in the short term and will be unlikely to have a significant impact in the medium and longer term. This is based on the review of RELX's low sector exposure to climate change and consideration of climate change by the business in its strategy, activities, policies, annual budgets, and business plans, setting and monitoring of performance objectives, major capital expenditures, acquisitions and divestitures.

Moreover, this view is predicated on strong climate action by the business in 2023 and over time to mitigate the effect of transition and physical climate change risks as described in this statement and in the Corporate Responsibility Report.

b. Management's role in assessing and managing climate-related risks and opportunities
Management in each business area is responsible for identifying customer needs and developing relevant products related to climate change. This ranges from launching and advancing scientific journals with articles on climate change, energy efficiency, and other climate-related topics; providing data and analytics that support customers in reducing their environmental impact; providing information and analytics on laws and regulations related to the environment; and holding exhibitions focused on renewable energy and low carbon solutions.

As RELX's senior environmental champion, the CFO leads the RELX Environmental Checkpoint Group which sets strategy and targets for measuring and reducing the group's own environmental impact. The group monitors performance throughout the year, tracking emissions across all scopes and performance relative to our target to reduce Scope 1 and 2 (location based) carbon emissions by 46% by 2025 against a 2015 baseline.

Management in each operational area support our environmental goals. They are responsible for ensuring the continuity of the group's operations, including resilience to events caused by extreme weather events. The Business Continuity Forum brings together specialists from across the group to identify risks, assess continuity and incident response plans, learn from incidents and spread best practice.

We recognise climate change intersects with other environmental and sustainability issues. For this reason, climate change is also considered by the RELX Corporate Responsibility (CR) Forum, with oversight by the Head of Corporate Affairs, a member of the executive committee, and led by the CSO. The CR Forum meets twice per year and comprises more than 100 participants including function heads and business area leads from across the Company.

Management is informed about climate-issues through quarterly business climate reporting, the certified ISO14001 Environmental Management System and by engagement with internal and external networks.

II. Strategy
a. Climate-related risks and opportunities in the short, medium, and long term
While we are in a low carbon intensive sector, the Board and the Environmental Checkpoint Committee continued to consider our climate-related risks and opportunities based on the scenarios in section c below. Examples of our findings for various timeframes are outlined below. The long-term time horizon aligns with the timeframe of the Paris Climate Agreement and the medium-term with our ambition to achieve net zero by 2040.

Short (<10 years) – Transition risks: Policy and legal requirements relative to climate change will continue to increase as they have in recent years requiring us to ensure adequate disclosure; there will be increasing stakeholder pressure requiring us to ensure our products and services help accelerate the green transition for our customers in carbon intensive and other industries. Physical risks: Variability in weather patterns and more frequent extreme weather events mean we must advance both mitigation and adaptation strategies, including through our business continuity planning. See page 86 for further information on TCFD risks.

Medium (10 to 20 years) – Transition risks: There will likely be increased pricing of GHG emissions and enhanced reporting obligations, particularly in areas like supply chain emissions; reputational damage could result if we do not show medium-term results for meeting our obligations as a signatory of The Climate Pledge and similar initiatives. Physical risks: Gradual increase of average temperatures will affect businesses we operate in some locations more than others, so we are developing country and local response plans; mean temperature rise will likely affect our suppliers as well and we will continue our due diligence related to exposure in our supply chain.

Long term (20 years +) – Transition risks: Stigmatisation could result if our products and services are not seen as part of the solution to climate change; this creates an opportunity for us to increase offerings that support a lower carbon future. Physical risks: Sea level rise will be varying but worse under the business as usual scenario which will increase risk of business interruption and damage to property; we recognise that this must be part of our planning for the places where we will operate.

Risks and opportunities have been identified through the risk assessment process, as described in Governance above and detailed on pages 98-105, and through working groups such as the ESG Product Group, CR Forum and other networks.

Our carbon action hierarchy is to first, reduce our carbon emissions; second, to purchase increasing amounts of green tariff energy as availability improves in global markets where we operate; and third, to purchase certified renewable energy certificates where necessary. Our performance reporting is based on our gross emissions, and we also purchase high-quality, verified offsets for residual emissions. We offset residual emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) purchasing offsets that meet strict criteria, and which are subject to certification and reporting requirements. RELX is committed to achieving net zero emissions following our carbon action hierarchy across all Scopes by 2040 at the latest, including through our participation in The Climate Pledge.

b. Impact of climate-related risks and opportunities on our business, strategy, and financial planning

In 2023, energy represented less than 1% of the RELX cost base. Although energy costs, and associated carbon costs, may increase substantially, the impact on RELX's financial results is likely to remain limited and will not have a material impact on RELX financial planning as described in Governance above.

While we do not believe climate risk will have a material impact on our revenue, there is careful review within the relevant businesses to assess impacts of providing products and services that help customers with their energy transition as traditional sector activities may not be viable in the longer term.

We are using the climate scenarios we outline below to inform strategy and financial planning at both the Board and business area level. One example is our work with finance and other teams across the business to price carbon, which we raised to $35 tCO$_2$e in the year (which will increase over time). Proceeds will be used for, among other measures, internal climate action projects where possible. In the year, we continued a cross-business review of climate-related product risks and opportunities. Printed and face-to-face products and events, responsible for 17% of total revenue, face more exposure to risks such as weather-related logistics disruption than do our digital offerings; see Principal Risks on page 98.

We are factoring climate change into strategy planning for our portfolio as our scientific research information, analysis of environmental law, tracking of carbon and recycling markets, among other products and services, becomes increasingly important for our customers, investors and other stakeholders in their own responses to climate change. A small proportion of customers operate in carbon intensive industries, including agriculture and aviation, and we are committed to supporting them, and those in other industries, with their energy transition.

There are no technology-related dependencies in realising opportunities to help customers reduce their carbon impact, though new opportunities may arise as technology advances.

In Risk, products such as Cirium, which serves the aviation sector, is deploying an improved methodology for calculating flight emissions; helping airlines better plan and conduct maintenance of their fleet to ensure efficient operation; and identifying flight routes for maximum occupancy so emissions per passenger are lower.

Elsevier is working to support clean energy. In 2023, it took further steps to implement its Energy with Purpose mission statement to commission only new book content that advances the energy transition and reduction of carbon emissions. Of 2,900 journals, four journals relating to hydrocarbon research remain with updated scope and aims focused on topics such as renewable energy and carbon capture and storage. Environmental science journals include a focus on renewable and clean energy. Among these are the flagship Cell Press title, One Earth, and Solar Compass, launched in conjunction with the International Solar Alliance, Joule, and new journal Nexus. The Lancet Countdown monitors the impact of climate change on global health.

We also continue to review our editorial boards to ensure they include expertise in these areas and a greater representation from the global south. The Elsevier Energy Books team likewise will only commission new content that advances emissions reductions and the energy transition. Elsevier discontinued Geofacets, an earth science tool, in 2023 and plans to discontinue Gulf Professional Publishing in 2024.

LexisNexis Legal & Professional provides LexisPSL Environment to help clients identify environmental liabilities, understand the commercial implications of environmental law and keep track of current developments with daily news feeds on new cases, legislation, and consultations as well as practice notes, Q&As, and legal precedents.

RX holds World Future Energy Summit, a portfolio of events specifically designed to combat climate change, in line with the United Nations Sustainable Development Goals (SDGs) and the Paris Agreement. The United Arab Emirates unveiled its logo for the 28th Session of the Conference of the Parties to the UN Framework Convention on Climate Change (COP28) at 2023 World Future Energy Summit. As part of its Net Zero Carbon Events commitments requiring signatories to reach net zero by 2050 at the latest and to halve greenhouse gas emissions by 2030, RX was part of working groups to advance measurement of event-related emissions in the year and completed the carbon footprint of ten shows to better understand emissions from event energy, waste, production inputs and logistics. It published its net zero pathway report before the close of the year.

All RELX business areas are contributing content to the RELX SDG Resource Centre which provides free access to news, research, tools and events on the SDGs, including SDG 7 Clean and Affordable Energy and SDG 13 Climate Action. The site also incorporates relevant content from key partners, including the UN Global Compact (UNGC). In support of COP28, we released a climate change special issue on the RELX SDG Resource Centre, a curated list of 159 journal articles and book chapters to inspire positive environmental action and further climate research.

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c. Resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

We have a threefold strategy to address climate-related risks:

1. Minimising our environmental impact through measures such as energy efficiency, renewable energy, reducing waste and other measures. This reduces our exposure to future legislation and the rising price of carbon

2. Providing products and services which support customers through their transition to a low-carbon economy. We anticipate demand for these offerings to continue to increase over time

3. Supporting wider action on climate change through collaboration, partnerships and initiatives such as the Digital Impact of Media Project in conjunction with the Responsible Media Forum, comprised of industry peers, and Bristol University

The Board and the Audit Committee as part of robust risk control measures covering our products and operations (including our property portfolio and supply chain) ensures management of both the transition and physical risks of climate change. The Environmental Checkpoint Committee provides data on climate change metrics and advice to the Board and also engages people throughout the business. We gain and share best practice through engagement with the UNGC, the Climate Pledge, Media Climate Pact, Net Zero Carbon Events, and the Science-based Targets initiative, among others.

We have considered three possible future scenarios and estimated possible timeframes. They are not exact descriptions of an expected future, but provide an outline description of each based on certain assumptions. In scenarios where extreme weather events occur more frequently, we may see increased incidents that disrupt our operations, necessitating additional measures, with some potential cost, to ensure our operational resilience. However, in the context of RELX's overall cost base, we would not expect any such incremental cost to be significant. We believe our strategy will be resilient even in the most challenging future scenario.

Scenario 1: Business as usual (RCP 8.5). In this scenario, carbon emissions continue to increase at current rates and temperature increases exceed 4°C by the year 2100.

Short term: While some policies could be introduced to reduce carbon emissions, action is limited. Some countries may price carbon emissions and set standards for building and vehicle energy efficiency.

Medium term: The availability of renewable energy may grow, but the share of energy from fossil fuels will remain sizeable. With this level of warming, extreme and severe weather events will likely increase. Drought and increased precipitation will impact agriculture. Severe storms will interfere with our supply chains and logistics. The heightened need for innovation in climate adaptation infrastructure may increase demand for our environmental products and services for the scientific, technical and other communities.

Long term: Rising sea levels will affect land use of coastal and low-lying regions where we may have operations, requiring investment to protect or relocate key company facilities to ensure business continuity. Significant government investment will be required to mitigate the impacts, for example in strengthening flood and coastal defences or securing reliable water supplies, with follow-on effects for places where we and future customers operate.

Political instability in some regions may increase as populations compete for resources such as fresh water supplies and as large numbers of people move from regions most heavily impacted by climate change. Global economic uncertainty will likely become the norm, with limited growth at best and decline at worst. There will likely be significant health impacts as well. As impacts become more apparent, public sentiment may favour organisations such as RELX that have taken action to limit the impact of climate change.

We would continue to pursue measures such as science-based carbon reductions, implementation of innovative technological solutions, carbon sequestration and (re)forestation, but without the catalyst of global government investment in these areas.

Scenario 2: 2°C climate change (RCP 2.6). In this scenario, carbon emissions are halved by 2050 and climate change does not exceed 2°C by the year 2100.

Short term: Countries would introduce more challenging carbon targets as they update their Nationally Determined Contributions under the 2015 Paris Climate Agreement. A range of new policies would most likely be introduced across many countries to control carbon emissions including carbon pricing, higher standards on building and vehicle energy efficiency, with increased renewable energy generation in global power grids. Such developments will be reflected in our policies and procedures, and could increase the demand for our climate-related products and services.

Medium term: There would likely be public and private investment in greater carbon sequestration, capture and storage, (re)forestation, and other measures – all of which would aid action in these areas within our business.

Long term: The frequency of extreme weather events will increase but not as much as under Scenario 1. There will still be disruption to transport and logistics through storms, but sea level rise will be more limited, as will costs we may face associated with adaptation and mitigation projects. With reduced climate impacts, political and economic instability will be lessened. Climate-related migration will still be a factor but to a smaller degree than anticipated under Scenario 1.

Scenario 3: 1.5°C climate change (RCP1.9). In this scenario, to achieve a 66% chance of avoiding more than 1.5°C warming by 2100, inclusive and sustainable development will be a key consideration for policy makers with high levels of international cooperation.

Short term: Emissions must peak before 2025 to achieve net zero emissions by 2050, These ambitious carbon reductions would be supported by new policies (with carbon prices reaching as much or more than four times the price under the 2°C scenario) and strong regulation.

Medium term: Buildings will be subject to tougher standards to achieve carbon reductions of nearly three times those under the 2°C degree scenario. Energy costs and associated carbon costs could be higher than in Scenario 1 or 2, but this is unlikely to have a major impact for RELX as energy is not a significant part of our cost base as indicated above.

The transport sector will see significant change, with the majority of vehicles powered by alternative sources. Nature-based solutions to climate change, such as forestation, are also likely to play an important role. In this scenario, RELX efforts to reduce emissions, seek technology-driven carbon solutions and the pursuit of nature-based decarbonisation will be magnified.

Long term: By 2050, approximately 80% of global energy should be from renewable sources. Use of coal will decrease significantly and oil will drop to very low levels by 2060, which may impact the energy costs paid by RELX. After 2050, technologies such as bioenergy and carbon capture and storage will need to be widespread to remove excess carbon from the atmosphere to ensure emissions are net negative.

III. Risk management

a. Our processes for identifying and assessing climate-related risks

The principal and emerging risks facing the business, which have been assessed by the Audit Committee and Board, are described on pages 98-105. The Directors have considered the risk of climate change to the business, including the positive contribution that RELX makes through activities such as supporting academic research, pricing recyclable materials, and enabling customers to access our products electronically.

Climate-related risks are assessed as part of the RELX risk management process. Risks are formally reviewed every six months. Each risk is assigned a significance based on the potential impact to revenue and the likelihood of that risk being realised. As part of our Environmental Management System, climate risk assessment covers transition and physical risks as described above and below, and also includes the assessment of existing and emerging regulatory requirements related to climate change. These include carbon pricing schemes, taxes and additional reporting requirements.

b. Our processes for managing climate-related risks

Climate change responsibilities are assigned to key roles, including the CFO at the executive level. Performance is monitored and evaluated throughout the year by the Environmental Checkpoint Group, chaired by the CFO, and new programmes are introduced as required to control climate-related transition and physical risks.

On legislative and product trends, we gain insights through our Government Affairs teams, external fora such as the Aldersgate Group, and ISO 14001 environmental certification of our EMS. We speak with experts in the business, our climate-related Employee Resource Groups including Green Teams and Elsevier's Climate Board, and learn through industry specific networks such as the Responsible Media Forum's Climate Pact and cross-sector networks like the CR and Sustainability Council of the Conference Board, where our CSO serves on the Executive Committee.

The business continuity programme, under the direction of the RELX Business Continuity Forum, oversees mitigations of climate change physical risks on our operations through business continuity plans which include remote working and detailed employee information.

We mitigate potential climate-related risks on our supply chain through supplier management practices in the Global Procurement team, the Supplier Resiliency Working Group, the Business Continuity Forum and the Socially Responsible Supplier programme, which includes supplier engagement on their activities and policies, and a risk-based programme of supplier audits and remediation.

High-level net zero roadmap

RELX carbon emissions are in line with the reductions required to ensure climate change of no more than 1.5°C.

To achieve net zero across all Scopes by 2040 at the latest, we are following a broad programme of action to achieve further reductions. This will include developing products and services that support the transition to a net zero economy, alongside actions to reduce our emissions.

Short term
- Continue office space consolidation in line with the working preferences of colleagues
- Migration from owned data centres to more energy efficient third party cloud providers
- Purchase of renewable energy equal to RELX's global electricity consumption
- Continue to quantify and report on Scope 3 emissions from our supply chain and value chain
- Engage suppliers to adopt 1.5°C aligned carbon reduction targets
- Purchase of high quality carbon offsets to equal our residual emissions

Medium term
- Transition company car fleet to zero emission (e.g. electric) vehicles
- RELX renewable energy purchases in more markets
- Encourage purchase of renewable energy by suppliers

Longer term
- Purchase of carbon neutralisation offsets for residual emissions

IV. Metrics and targets

We aim to provide additional insight into revenue from products and services designed for a low carbon economy in subsequent disclosures. Scope 1 and 2 (location-based) emissions reduction targets and energy reduction targets are set out on page 80 of this report. The remuneration of the CEO and the CFO is linked to the achievement of environment targets. These included in 2023, a key performance objective to reduce Scope 1 and Scope 2 (location-based) carbon emissions by 40% against a 2015 baseline, with 61% achievement and to reduce energy and fuel consumption by 27% against a 2015 baseline, with 49% achievement. See page 132 for further details.

In the year, we reported performance against our $3bn committed bank facility which has pricing linked to three sustainability performance targets. In each year, the cost of the facility is reduced if two or more sustainability targets are achieved and increased if two or more of the targets are missed. The targets relate to carbon emissions reduction, as well as increasing the unique users and the amount of content available on the RELX SDG Resource Centre. All three targets were achieved. See page 49.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

TCFD Risks

We have considered climate-related risk areas detailed in the TCFD guidance as detailed below. While we do not believe climate-related risks will have a material impact on our business, we have highlighted risks areas which present the most opportunity for us to support the net zero transition.

Risk group	Type	Climate-related risk	Implication	Opportunity
Transition risks	Policy and legal	Increased pricing of GHG emissions: The rapid transition to a low carbon energy system could require higher energy prices and a higher carbon price to disincentivise the use of fossil fuels	RELX has low exposure to energy and carbon pricing (less than 1% of total spend) and has achieved significant reductions in energy consumption since 2010. For this reason, moderate to significant increases in energy costs will have a limited impact on RELX.	There will be an increased need for information on energy and carbon pricing; research on energy transition and zero carbon; and events which bring stakeholders together to showcase related technological innovation are likely to increase the demand for RELX products and services.
		Enhanced emissions-reporting obligations: An increasing number of governments are likely to impose requirements on business to achieve the low carbon transition. New requirements are likely to include additional reporting and transparency requirements for GHG emissions	RELX has processes in place for carbon reporting and disclosure aligned with various best practice frameworks. Additional reporting requirements are expected to have insignificant financial implications. Widespread introduction of different reporting regimes in the countries where we operate could increase the risk of non-compliance (and therefore the risk of fines). However, RELX operates an environmental management system certified to ISO 14001 which requires a compliance assessment with environmental legislation. This reduces the risk of non-compliance with future reporting regulations.	As new regulations are introduced, there will be a greater need for guidance; this could result in an increased demand for our risk, science, legal and other products and services.
		Mandates and regulation affecting existing products and services: New regulations may be introduced for products to support the transition to a low-carbon economy	RELX delivers products and service primarily in three ways: i) online/digital; ii) printed products; iii) in-person events. Increasing regulation on products in these areas could result in an increased cost for providing those products and services. Online/digital: Products served by RELX-owned data centres are covered by the purchase of renewable electricity and RELX's net zero commitment. RELX is engaging with Scope 3 suppliers for greater transparency on our share of their carbon emissions and renewable energy. Printed products: Revenue from printed products has decreased significantly since 2010 as more product offerings are made online. Paper used in RELX's printed products complies with the RELX Sustainable Paper Policy which requires all papers are from known and sustainable sources and/or certified to a recognised standard. In person: Exhibitions is part of an events industry initiative, Net Zero Carbon Events, working to achieve net zero by 2040. This commitment requires significant reductions in carbon emissions and partnerships with other industries to minimise events-related emissions. A small proportion of our customers operate in carbon-intensive industries, and less than 1% of the journals we produce specifically cover content related to hydrocarbon; we continue to ensure they focus on supporting relevant customers in their energy transition.	New regulations on products will, in many cases, be best addressed through industry collaboration. Our convening power in the markets we serve can support such industry collaboration.
	Technology	Substitution of existing products and services with lower emissions options	RELX has largely transitioned from printed physical products to online/digital products and services. This avoids the emissions associated with the manufacture and distribution of printed products but introduces emissions associated with the use of data centres for the digital offerings. RELX-owned data centres are covered by renewable electricity and RELX's net zero commitment. As described, we are engaging with our cloud providers for greater transparency on carbon emissions and renewable energy.	Our products, services and events aid the low-carbon transition benefiting our customers and society.
		Costs to transition to lower emissions technology	The cost implications for transitioning to new technology are primarily in our supply chain. Printed products are manufactured and distributed by suppliers on behalf of RELX. RELX engages its suppliers through the Socially Responsible Suppliers programme and has processes in place for reporting on its supply chain-related emissions.	Detailed energy and carbon market insights we can provide through our products, services and events will allow companies to better assess the risks and costs of transitioning to lower emissions technologies.

Risk group	Type	Climate-related risk	Implication	Opportunity
	Market	Changing customer behaviour	Significant increases to the cost of air travel due to the factoring in of carbon charges may discourage business travel in favour of virtual meetings. This could lead to a reduction in the number of attendees at in-person events affecting our events business. We offer virtual attendance options and in-person participation allows exhibitors and attendees to hold numerous meetings during one event.	The ability for an exhibitor or event attendee to maximise engagement by attending one event, for example, with customers, prospects, and suppliers, can become more valuable as the cost of travel increases.
		Uncertainty in market signals	As businesses take action to combat climate change, they might need to change business models or practices to ensure their success in a low-carbon economy. Some of these changes may raise questions for investors or other stakeholders and reduce visibility of the business's strategy. RELX provides detailed and transparent disclosure on climate change to provide clarity to investors and other stakeholders.	Businesses can develop new disclosures to effectively communicate plans with stakeholders. The demand for our products which provide company and market insights could grow as investors' requirements for reliable information and data increases.
		Increased cost of raw materials: Low-carbon requirements on the use, and distribution, of raw materials could lead to an increase in their cost	RELX does not manufacture products from raw materials. An increase in the cost of raw materials would primarily impact RELX via higher prices in our supply chain.	Pricing insights in key supply chains such as chemicals and plastics are provided within our Risk business. If cost and price volatility increases, there could be a greater demand for such products and services.
	Reputation	Shifts in consumer preferences	Business customers may become more aware of environmental concerns and expect a high standard of performance from companies. Over time, this may lead to a decrease in demand for carbon intensive products as consumers move to low emission alternatives.	While we do not produce consumer products, we do serve a variety of industries and can support their efforts to decarbonise through our products, services and events.
		Stigmatisation of sector: Products and services offered to carbon-intensive industries could result in negative public reaction	We offer products and services across a wide range of industries, some of which are carbon-intensive industries. We are working to support these industries in their transition to a low-carbon economy.	Industries which face the greatest challenges in decarbonisation will need support, information and tools. We will continue developing new products and services to assist these industries in their decarbonisation efforts.
		Increased stakeholder concern or negative stakeholder feedback: Poor performance could result in negative feedback from stakeholders such as investors or colleagues	RELX sets environmental targets on a five-year cycle and has a Science Based Target aligned carbon reduction target which aligns its emissions reductions with those required to meet the 1.5°C ambition of the Paris Agreement.	Maintaining good environmental performance provides a reputational benefit with our stakeholders, including investors. Strong environmental performance and commitments may be reflected in improved or lower cost financing.
Physical risks	Acute	Increased severity of extreme weather events such as cyclones and floods: severe weather could interrupt normal business operations	RELX operates a comprehensive business continuity programme to ensure colleagues can work remotely and be informed should a location be impacted by severe weather conditions. This allows the business to function despite the impact of the severe weather. As risks associated with weather events increases, insurance premiums paid by RELX could increase.	We provide products that help to assess and quantify insurance perils. As insurance premiums increase, demand for these products will likely grow as insurance providers seek more accurate weather-related risk assessments.
	Chronic	Changes in precipitation patterns and extreme variability in weather patterns: Such changes could affect agricultural processes	Printed products require supply of wood from sustainable forest sources. Changes in precipitation and weather patterns could disrupt the growth in forest sources known to be sustainably managed which could increase the price of sustainable paper. RELX has flexibility in the types of paper used and the forest sources of these papers which allows purchases to be made elsewhere should the need arise. As a member of the Book Chain Project, we assess the sustainability of a large number of papers, allowing us to consider alternatives.	We offer products that use data analytics to help increase the efficiency of land use in areas such as water consumption. Demand for such products could grow as a response to decreasing yields due to weather.
		Rising mean temperatures: The gradual increase of average temperatures is a factor of climate change	Climate change will affect temperatures differently in different locations. This means that, over time, the operation of some offices will become less efficient as they may need to maintain physical working conditions close to or outside the range for which they were designed. This could lead to an increase in operational costs as more energy will be required for cooling.	Rising mean temperatures will require government to review, and businesses to implement, new building standards and guidelines. Our business areas would produce guidance to assist customers to interpret associated new standards and planning regimes.
		Rising sea levels	If sea levels rise significantly there is increased risk of property damage to any RELX locations in low-lying coastal regions. This could increase insurance premiums or disrupt the working arrangements of colleagues in those locations. We have a comprehensive business continuity programme in place to mitigate such impacts and consider climate risk in the siting of our offices.	We offer products that help to assess and quantify insurance perils risk. As insurance premiums increase, demand for these products could grow.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

CR Disclosure Standards 2

Sustainability Accounting Standards Board (SASB) disclosure

SASB Standards enable businesses around the world to identify, manage and communicate financially material sustainability information to their investors. The SASB standards are industry specific and identify the minimal set of financially material sustainability topics and their associated metrics for the typical company in an industry

SASB assigns RELX to the Professional and Commercial Services sector. The following disclosure is made according to the SASB standard for that sector.

Topic	Accounting metric	Code	Disclosure/Disclosure location
Data security	Description of approach to identifying and addressing data security risks	SV-PS-230a.1	See page 52
	Description of policies and practices relating to collection, usage and retention of customer information	SV-PS-230a.2	See page 52
	(1) Number of data breaches, (2) percentage involving customers' confidential business information (CBI) or personally identifiable information (PII), (3) number of customers affected	SV-PS-230a.3	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Workforce diversity and engagement	Percentage of gender and racial/ethnic group representation for (1) executive management and (2) all other employees	SV-PS-330a.1	See pages 55-56
	(1) Voluntary and (2) involuntary turnover rate for employees	SV-PS-330a.2	See page 59
	Employee engagement as a percentage	SV-PS-330a.3	68%
Professional integrity	Description of approach to ensuring professional integrity	SV-PS-510a.1	See pages 5-53
	Total amount of monetary losses as a result of legal proceedings associated with professional integrity	SV-PS-510a.2	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Activity metrics	Number of employees by (1) full-time and part-time, (2) temporary, and (3) contract	SV-PS-000.A	See page 59
	Employee hours worked, percentage billable	SV-PS-000.B	See page 59

CR Disclosure Standards 3
Global Reporting Initiative (GRI) Content Index and Streamlined Energy and Carbon Reporting (SECR)

This report has been prepared in accordance with the GRI Standards: Core option

GRI Standard Number	GRI Standard Title	Disclosure Title	Page number
GRI 102	General Disclosures	Name of the organisation	Title page
GRI 102	General Disclosures	Activities, brands, products, and services	5-37
GRI 102	General Disclosures	Location of headquarters	38
GRI 102	General Disclosures	Location of operations	7
GRI 102	General Disclosures	Ownership and legal form	153
GRI 102	General Disclosures	Markets served	7
GRI 102	General Disclosures	Scale of the organisation	7
GRI 102	General Disclosures	Information on employees and other workers	54-59
GRI 102	General Disclosures	Supply chain	69-72
GRI 102	General Disclosures	Significant changes to the organisation and its supply chain	69-72
GRI 102	General Disclosures	Precautionary Principle or approach	73-87
GRI 102	General Disclosures	External initiatives	44
GRI 102	General Disclosures	Membership of associations	44
GRI 102	General Disclosures	Statement from senior decision-maker	3-4
GRI 102	General Disclosures	Values, principles, standards, and norms of behaviour	4, 50-53, 54-59
GRI 102	General Disclosures	Governance structure	40, 50, 112-116
GRI 102	General Disclosures	List of stakeholder groups	43-44, 113-125
GRI 102	General Disclosures	Collective bargaining agreements	59
GRI 102	General Disclosures	Identifying and selecting stakeholders	43-44, 119
GRI 102	General Disclosures	Approach to stakeholder engagement	43-44, 119
GRI 102	General Disclosures	Key topics and concerns raised	43
GRI 102	General Disclosures	Entities included in the consolidated financial statements	166-169
GRI 102	General Disclosures	Defining report content and topic Boundaries	29-30
GRI 102	General Disclosures	List of material topics	43
GRI 102	General Disclosures	Restatements of information	41
GRI 102	General Disclosures	Changes in reporting	41
GRI 102	General Disclosures	Reporting period	41
GRI 102	General Disclosures	Date of most recent report	22/02/24
GRI 102	General Disclosures	Reporting cycle	Annual
GRI 102	General Disclosures	Contact point for questions regarding the report	38
GRI 102	General Disclosures	Claims of reporting in accordance with the GRI Standards	40, 89
GRI 102	General Disclosures	External assurance	90
GRI 103	Management Approach	Explanation of the material topic and its Boundary	43, 80
GRI 103	Management Approach	The management approach and its components	40, 113
GRI 103	Management Approach	Evaluation of the management approach	40, 123

Streamlined Energy and Carbon Reporting (SECR)

	Absolute performance			Intensity ratio (per £m revenue)		
	2022	**2023**	Change	2022	**2023**	Change
Global Scope 1 (direct emissions) tCO$_2$e	5,211	**4,317**	-17%	0.61	**0.47**	-23%
Global Scope 2 (indirect location-based emissions) tCO$_2$e	37,270	**36,616**	-2%	4.36	**4.00**	-8%
Global energy (including vehicle fuels) MWh	123,325	**115,264**	-7%	14.42	**12.58**	-13%
UK energy (including vehicle fuels) MWh	11,220	**11,844**	6%	1.31	**1.29**	-1%
UK Scope 1 and Scope 2 emissions tCO$_2$e	2,250	**2,315**	3%	0.26	**0.25**	-4%

We report on all global operations for which we have operational control following the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) for the reporting year December 2022 to November 2023.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

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Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Financial review

In this section



Chief Financial Officer's report





In 2023, underlying revenue growth was 8% and underlying adjusted operating profit growth was 13%, and adjusted earnings per share grew at 11% at constant currency.

Nick Luff, Chief Financial Officer

Revenue

Underlying revenue growth was 8%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, STM maintained its improved growth, and Legal growth continued to improve. Exhibitions saw strong growth in revenue due to higher activity levels.

Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects decreased growth, giving total revenue growth at constant currency of 7%. The impact of currency movements was broadly neutral to growth. Reported revenue, including the effects of exhibition cycling and currency movements, was £9,161m (2022: £8,553m), up 7%.

Profit

Underlying growth in adjusted operating profit was 13%, with growth in each of Risk, STM and Legal in line with or ahead of revenue growth, and the improvement in profitability in Exhibitions reflecting the increased activity levels and the lower cost structure.

Acquisitions and disposals combined had a small negative impact on adjusted operating profit growth, giving growth at constant currency of 12%. Currency effects increased adjusted operating profit by 1%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £3,030m (2022: £2,683m), up 13%.

Operating costs on an underlying basis grew 5%, reflecting investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the group to improve cost-efficiency. Total adjusted operating costs, including the impact of acquisitions, disposals and currency effects, were also up 5%.

The overall adjusted operating margin was 33.1% (2022: 31.4%). On an underlying basis, including cycling effects, the margin improved by 1.7 percentage points with portfolio changes reducing margins by 0.2 percentage points and currency movements improving margins by 0.2 percentage points. EBITDA margin also improved, by 1.6 percentage points, to 38.7%.

Reported operating profit was £2,682m (2022: £2,323m) up 15%, primarily reflecting the increase in adjusted operating profit and a lower amortisation charge in respect of acquired intangible assets.

Adjusted net interest expense was £314m (2022: £194m), with the increase primarily reflecting higher average interest rates and a charge of £26m in respect of the early redemption of bonds that were due to be repaid in August 2027.

Adjusted profit before tax was £2,716m (2022: £2,489m), up 9%. Reported profit before tax was £2,295m (2022: £2,113m) also up 9%, reflecting the improvement in reported operating profit, the higher interest expense, an impairment charge for some assets held for sale within Risk and a net downward valuation of the Ventures portfolio.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures and associates, was £280m (2022: £296m).



Revenue

£m

2019	2020	2021	2022	**2023**
7,874	7,110	7,244	8,553	**9,161**



Adjusted operating profit

£m

2019	2020	2021	2022	**2023**
2,491	2,076	2,210	2,683	**3,030**

ADJUSTED FIGURES

For the year ended 31 December	2022 £m	2023 £m	Change	Change at constant currency	Change underlying
Revenue	8,553	9,161	+7%	+7%	+8%
EBITDA	3,174	3,544			
Operating profit	2,683	3,030	+13%	+12%	+13%
Operating margin	31.4%	33.1%			
Net interest expense	(194)	(314)			
Profit before tax	2,489	2,716	+9%	+8%	
Tax charge	(530)	(553)			
Net profit attributable to shareholders	1,961	2,156	+10%	+9%	
Cash flow	2,709	2,962	+9%	+9%	
Cash flow conversion	101%	98%			
Return on invested capital	12.5%	14.0%			
Earnings per share	102.2p	114.0p	+12%	+11%	

DIVIDEND

For the year ended 31 December	2022	2023	Change
Ordinary dividend per share	54.6p	58.8p	+8%

REPORTED FIGURES

For the year ended 31 December	2022	2023	Change
Revenue	8,553	9,161	+7%
Operating profit	2,323	2,682	+15%
Profit before tax	2,113	2,295	+9%
Net profit attributable to shareholders	1,634	1,781	+9%
Net margin	19.1%	19.4%	
Cash generated from operations	3,061	3,370	+10%
Net debt	6,604	6,446	
Earnings per share	85.2p	94.1p	+10%

Summary financial information is presented in US dollars and Euros on pages 220 and 221 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 222 to 230. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

Acquisition-related costs were £56m (2022: £62m).

The adjusted tax charge was £553m (2022: £530m). The adjusted effective tax rate was 20.4% (2022: 21.3%), benefitting from non-recurring tax credits arising from the resolution of certain historical tax matters. The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

Adjusted operating profits, interest and taxation are grossed up for the equity share of interest and taxes in joint ventures and associates.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £507m (2022: £481m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to RELX PLC shareholders was £2,156m (2022: £1,961m), up 10%. Adjusted earnings per share was up 11% at constant currency, and after changes in exchange rates was up 12% at 114.0p (2022: 102.2p).

The reported net profit attributable to shareholders was £1,781m (2022: £1,634m) up 9%. Reported earnings per share was 94.1p (2022: 85.2p) up 10%.



EBITDA margin

2019	2020	2021	2022	2023
37.3%	36.1%	37.2%	37.1%	**38.7%**



Adjusted operating profit margin

2019	2020	2021	2022	2023
31.6%	29.2%	30.5%	31.4%	**33.1%**

Overview

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Financial statements and shareholder information

Cash flows

Adjusted cash flow was £2,962m (2022: £2,709m), up 9% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 98% (2022: 101%).

CONVERSION OF ADJUSTED OPERATING PROFIT INTO CASH

YEAR TO 31 DECEMBER	2022 £m	2023 £m
Adjusted operating profit	2,683	**3,030**
Depreciation and amortisation	491	**514**
EBITDA	3,174	**3,544**
Capital expenditure	(436)	**(477)**
Repayment of lease principal (net)*	(78)	**(70)**
Working capital and other items	49	**(35)**
Adjusted cash flow	2,709	**2,962**
Adjusted cash flow conversion	101%	**98%**

* Net of sublease receipts.

Capital expenditure was £477m (2022: £436m), including £447m (2022: £400m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.2% of revenue (2022: 5.1%) and excludes pre-publication costs of £93m (2022: £94m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £70m (2022: £78m). Depreciation and other amortisation charged within adjusted operating profit was £514m (2022: £491m) and represented 5.6% of revenue (2022: 5.7%). This includes amortisation of internally developed intangible assets of £330m (2022: £309m) and depreciation of property, plant and equipment of £43m (2022: £47m) which combined represent 4.1% (2022: 4.2%) of revenue.

Interest paid (net) was £294m (2022: £165m), increasing as a result of higher interest rates. Tax paid of £619m (2022: £495m) was higher than the income statement charge, with the difference reflecting timing of tax payments.

In 2023, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £5m (2022: £25m). Payments made in respect of acquisition-related items amounted to £56m (2022: £54m).

Free cash flow before dividends was £1,988m (2022: £1,970m). Ordinary dividends paid to shareholders in the year, being the 2022 final dividend and 2023 interim dividend, amounted to £1,059m (2022: £983m). Free cash flow after dividends was £929m (2022: £987m).

FREE CASH FLOW

YEAR TO 31 DECEMBER	2022 £m	2023 £m
Adjusted cash flow	2,709	**2,962**
Interest paid (net)	(165)	**(294)**
Cash tax paid*	(495)	**(619)**
Exceptional costs in Exhibitions	(25)	**(5)**
Acquisition-related items	(54)	**(56)**
Free cash flow before dividends	1,970	**1,988**
Ordinary dividends	(983)	**(1,059)**
Free cash flow after dividends	987	**929**

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

RECONCILIATION OF NET DEBT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	2022 £m	2023 £m
Net debt at 1 January	(6,017)	**(6,604)**
Free cash flow post dividends	987	**929**
Acquisitions: total consideration	(443)	**(130)**
Share repurchases	(500)	**(800)**
Purchase of shares by the Employee Benefit Trust	(50)	**(50)**
Other*	(21)	**25**
Currency translation	(560)	**184**
Movement in net debt	(587)	**158**
Net debt at 31 December	(6,604)	**(6,446)**

* Includes pension deficit recovery payments, share option exercise proceeds, leases, disposals and acquisition timing effects.

Total consideration on acquisitions completed in the year was £130m (2022: £443m). Cash spent on acquisitions was £132m (2022: £460m), excluding nil borrowings (2022: £3m of borrowings) in acquired businesses and including deferred consideration of £16m (2022: £21m) on past acquisitions and investments in joint ventures and associates and venture capital investments of £8m (2022: £66m). Net cash inflow from disposals after timing differences and separation and transaction costs was £12m (2022: £3m).

Share repurchases in 2023 were £800m (2022: £500m) with a further £150m repurchased in 2024 as at 14 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2022: £50m). Proceeds from the exercise of share options were £41m (2022: £26m).



Adjusted cash flow conversion



Leverage – Net debt/EBITDA

Funding

Debt

Net debt at 31 December 2023 was £6,446m, a decrease of £158m since 31 December 2022. The majority of our borrowings are denominated in US dollars and euros, and as sterling was stronger against the US dollar and euro at the end of the year, our net borrowings decreased when translated into sterling. Excluding currency translation effects, net debt increased by £26m. Expressed in US dollars, net debt at 31 December 2023 was $8,251m, an increase of $260m since 31 December 2022.

Gross debt of £6,497m (2022: £6,730m) is comprised of bank and bond borrowings of £6,356m (2022: £6,548m) and lease liabilities under IFRS 16 of £141m (2022: £182m). The fair value of related derivative liabilities was £108m (2022: £213m), finance lease receivables totalled £4m (2022: £5m) and cash and cash equivalents totalled £155m (2022: £334m). In aggregate, these give the net debt figure of £6,446m (2022: £6,604m).

The effective interest rate on gross bank and bond borrowings was 4.6% in 2023 (2022: 2.9%). Excluding the charge relating to the early bond redemption it was 4.2%. As at 31 December 2023, gross bank and bond borrowings had a weighted average life remaining of 4.1 years and a total of 57% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.0x (2022: 2.1x), calculated in US dollars.

At 31 December 2023, there was a net negative accounting balance (pension assets less pension obligations) of £63m, largely unchanged from the net negative position of £55m as at 31 December 2022.

Liquidity

In June 2023, €750m of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3bn committed bank facility which provides security of funding for short-term debt, and which is undrawn. In March 2023 the maturity date of the facility was extended to April 2026. The facility has pricing linked to three ESG performance targets, all of which were achieved in 2023.

Invested capital and returns

Net capital employed decreased by £700m to £10,389m at 31 December 2023 (2022: £11,089m), primarily due to changes in exchange rates. The carrying value of goodwill and acquired intangible assets decreased by £693m due to the changes in exchange rates. An amount of £64m (2022: £125m) was capitalised in the year in respect of acquired intangible assets and £68m (2022: £269m) was recorded as goodwill.

These additions were offset by amortisation and impairment of acquired intangible assets.

NET CAPITAL EMPLOYED

AS AT 31 DECEMBER	2022 £m	2023 £m
Goodwill and acquired intangible assets*	10,477	9,784
Internally developed intangible assets*	1,435	1,477
Property, plant and equipment*, right-of-use assets* and investments	557	487
Net pension obligations	(55)	(63)
Working capital	(1,325)	(1,296)
Net capital employed	11,089	10,389

* Net of accumulated depreciation and amortisation.

The post-tax return on average invested capital in the year was 14.0% (2022: 12.5%). The increase was driven by growth in adjusted operating profit, and a lower effective tax rate.

RETURN ON INVESTED CAPITAL

AS AT 31 DECEMBER	2022 £m	2023 £m
Adjusted operating profit	2,683	3,030
Tax at adjusted effective rate	(571)	(618)
Adjusted effective tax rate	21.3%	20.4%
Adjusted operating profit after tax	2,112	2,412
Average invested capital*	16,920	17,184
Return on invested capital	12.5%	14.0%

* Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax, and to add back exceptional restructuring costs.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information



RELX term debt maturities at 31 December 2023

$m

2024	2025	2026	2027	2028	2029	2030	2031	2032	>2032
1,328	819	830	553	885	950	750	830	1,053	7

Term debt translated at 31 December 2023 exchange rates, stated at par value



Return on invested capital

2019	2020	2021	2022	2023
13.6%	10.8%	11.9%	12.5%	**14.0%**

Dividends and share repurchases

	2022 £m	**2023 £m**	Change
Adjusted earnings per share	102.2p	**114.0p**	+12%
Reported earnings per share	85.2p	**94.1p**	+10%
Ordinary dividend per share	54.6p	**58.8p**	+8%

The final dividend proposed by the Board is 41.8p per share. This gives total dividends for the year of 58.8p (2022: 54.6p), 8% higher than the prior year.

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividend each year.

During 2023, a total of 30.9m RELX PLC shares were repurchased at an average price of 2,588p. Total consideration for these repurchases was £800m. A further 2.0m (2022: 2.2m) shares were purchased by the Employee Benefit Trust. As at 31 December 2023, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,881.5m. A further 4.6m shares have been repurchased in 2024 as at 14 February.

Distributable reserves and parent company balance sheet

As at 31 December 2023, RELX PLC had distributable reserves of £6.5bn (2022: £6.5bn). In line with UK legislation, distributable reserves are derived from the non-consolidated RELX PLC balance sheet. The consolidated reserves reflect adjustments such as the amortisation of acquired intangible assets that are not taken into account when calculating distributable reserves.

The parent company balance sheet net assets are higher than those of the Group due to the investment in RELX Group plc being carried at a value of £18.3bn which is not reflected on the consolidated balance sheet. The parent company balance sheet can be found on page 214. Further information on the distributable reserves can be found in the parent company financial statements on page 215.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group's performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX's ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

Definitions of alternative performance measures can be found on pages 222 to 230

Accounting policies

The consolidated financial statements are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) following the accounting policies shown in the notes to the financial statements on pages 166 to 212. The accounting policies and estimates which require the most significant judgement relate to the capitalisation of development spend and accounting for defined benefit pension schemes.

Further detail is provided in the accounting policies on pages 171 and 172 and in the relevant notes to the accounts.

Tax Principles

Taxation is an important issue for us and our stakeholders, including our shareholders, governments, customers, suppliers, employees and the global communities in which we operate. We have set out our approach to tax in our global tax strategy. This incorporates our Tax Principles along with additional disclosures around where we pay taxes and our broader contribution to society. This is all made publicly available on our website: **www.relx.com/go/taxprinciples**. We maintain an open dialogue with tax authorities, and are vigilant in ensuring that we comply with current tax legislation. We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external advisers. We proactively seek to agree arm's-length pricing with tax authorities to mitigate tax risks of significant cross-border operations. We actively engage with policy makers, tax administrators, industry bodies and international institutions to provide informed input on proposed tax measures, so that we and they can understand how those proposals would affect our business. In addition, we participate in consultations with the Organisation for Economic Co-operation and Development (OECD), European bodies and the United Nations.

Treasury policies

The Board of RELX PLC agrees policies for managing treasury risks. The key policies address security of funding requirements, the target fixed/floating interest rate exposure for debt and foreign currency hedging and place limits on counterparty exposures. A more extensive summary of these policies is provided in note 17 to the financial statements on pages 194 to 200. Financial instruments are used to finance the RELX businesses and to hedge transactions. The Group's businesses do not enter into speculative transactions.

Liquidity management

The capital structure is managed to support RELX's objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long term, RELX seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics, as defined by the rating agencies, include net debt to EBITDA and various measures of cash flow as a percentage of net debt. Further detail on liquidity management is provided on pages 195 and 196.

Capital management

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet. Further detail on capital management is provided on pages 194 and 195.

Corporate responsibility

Our focus on corporate responsibility continues to underpin our activities. This included in 2023, achieving the environmental targets we had set for 2025. We continue to hold group-wide certification of our Environmental Management System.

To track our environmental progress through the year, I led quarterly Environmental Checkpoint meetings with senior managers. We have established a working group to advance our Net Zero Carbon Events commitments and our Exhibitions business has published a net zero roadmap. For World Environment Day, I sent a message to all RELX staff highlighting our environmental performance and priorities, building on the work of Green Teams at 44 locations across the group focused on environmental management at the local level.

Our most significant contribution to the environment-related UN Sustainable Development Goals (SDGs), including SDG 7, Clean And Affordable Energy and SDG 13, Climate Action, remains our products and services. In 2023, we deployed the EmeraldSky methodology developed by Risk's global flight data business, Cirium, to calculate our Scope 3, business flight travel data. At Elsevier, new titles included Fuel Cells for Transportation: Fundamental Principles and Applications, and in the year, we held the 2023 Renewable Transformation Challenge along with the International Solar Energy Society (ISES). Legal's Professional Practical Guidance Journal featured a dedicated climate change edition and RX held World Future Energy Summit 2023, with over 200 hours of expert content.

We are committed to transparency. You can find more information and data in the Corporate Responsibility section on pages 38-90, including our Taskforce on Climate-Related Financial Disclosure (TCFD) on page 82. We are preparing for disclosures related to the Corporate Sustainability Reporting Directive for release in next year's Annual Report.

Nick Luff
Chief Financial Officer

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Principal and emerging risks

Risk Identification, evaluation, and management

RELX has established a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework risks are identified, assessed, mitigated, and monitored in an effective and consistent way across the businesses.

RELX uses the 3 Lines of Defence model and aligns its systems of risk management and internal control with the COSO framework. Business Areas are required to maintain systems of risk management and internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial, legal and regulatory compliance and reputational risks that they face. The RELX PLC Board monitors the system of internal control and risk management and performs an annual assessment of its effectiveness.

Consideration of current and emerging risks

Our risk management process considers the likelihood and impact of risks, the timeline over which a risk could arise, the direction in which risks are trending and the effectiveness of our mitigation efforts. In addition to consideration of current risks, we also identify emerging risks which could impact our business in the next 3-5 years. One example of an emerging risk is the emerging regulatory environment with respect to Artificial Intelligence. We mitigate this risk by maintaining a dialogue with the regulatory authorities, following our Responsible AI Principles and ensuring that we maintain a robust data privacy and governance structure. Another emerging risk related more specifically to generative artificial intelligence is the potential for invented content, or hallucinations. We mitigate this risk by ensuring subject matter experts are involved in every step of the development process, employing a robust testing process and providing links to our trusted content through hallucination-free citations in our AI generated output. Another set of emerging risks are climate related risks which are further described on pages 38 to 90 in the Corporate Responsibility section of the 2023 Annual Report.

RISK	MITIGATION
External Risks	
Data Privacy In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.	We are guided by the RELX Privacy Principles and have implemented governance structures, contractual restrictions, technical measures, and other controls to protect personal data and meet data privacy requirements across all jurisdictions where we operate. We have assurance programmes to monitor compliance and conduct training and awareness programmes for our employees. Our commitment to fair, explainable, and accountable AI practices as set out in our Responsible Artificial Intelligence Principles helps to ensure that our AI uses of personal data are subject to robust privacy governance.
Intellectual property rights Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed, or circumvented, including by AI technologies, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.	We actively engage in developing and promoting the legal protection of intellectual property rights. Our subscription contracts with customers contain provisions regarding the use of proprietary content including use by large language models. We are vigilant as to the use of our intellectual property and, as appropriate, take action to challenge illegal content distribution sources.

RISK	MITIGATION
Geopolitical, economic and market conditions Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.	Our businesses are focused on professional markets which have generally been more resilient in periods of economic downturn. We deliver information solutions, many on a subscription and recurring revenue basis, which are important to our customers' effectiveness and efficiency. We operate diversified businesses in terms of sectors, markets, customers, geographies and products and services. We have multi-year contracts in place for much of the revenue base, and underlying demand drivers in many areas are not directly exposed to economic growth (e.g., scientific research, healthcare, fraud risk, financial crime compliance). Since the last major global recession after the 2008 financial crisis, RELX is significantly less dependent on revenue streams that were impacted in that period (e.g., advertising, employment screening).We have extended our position in long-term global growth markets through organic new launches supported by the selective acquisitions. We continuously monitor economic and political developments to assess their impact on our strategy which is designed to mitigate these risks. In response to specific uncertainties, our businesses engage in scenario planning and develop contingency plans where relevant and consider exiting businesses and markets that no longer fit our strategy.
Payment model evolution Our Scientific, Technical & Medical (STM) primary research content publishing business operates under two payment models: 'pay-to-read', where readers or their institutions, as users of the content pay, and authors publish for free, or 'pay-to-publish', where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access and now represents a significant portion of the volume of primary research that we publish. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Rapid changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.	We engage extensively with stakeholders in the STM community to better understand their needs and deliver value to them. We provide both pay-to-read and pay-to-publish models for our services as well as combinations of the two to support our customers diverse needs and preferences. Both payment models are available on a subscription or transactional basis. We focus on the integrity and quality of research through the editorial and peer review process; we invest in efficient editorial and distribution platforms and in innovation in platforms and tools to make content and data more accessible and actionable; and we develop our research systems to provide capabilities to manage different payment models. We ensure vigilance on plagiarism and the long-term preservation of research findings. To meet changing customer needs, we continue to launch dedicated pay-to-publish journals across a range of scientific disciplines.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

RISK	MITIGATION

Strategic Execution Risks

Customer acceptance of our products

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value add information-based analytics and decision tools.

We are focused on the needs and economics of our customers. We gain insights into the markets that we serve, evolving customers' needs, the potential application of new technologies and business models, and the actions of competitors and disrupters. These insights inform our strategic and operational priorities. We continuously invest significant resources in our products and services, and the infrastructure to support them, and we have a long track record of using artificial intelligence. We leverage user centered design and development methods and customer analytics and invest in new and enhanced technologies to provide content and innovative solutions that help them achieve better outcomes and enhance productivity.

Acquisitions

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

Acquisitions are made within the framework of our overall strategy, which emphasises organic development. We have a well formulated process for reviewing and executing acquisitions and for managing the post-acquisition integration. This process is underpinned with clear strategic, financial and ethical criteria. We closely monitor the integration and performance of acquisitions.

Operational Risks

Cyber security

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users' data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers' systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

We have established security programmes which are constantly reviewed and updated to address developments in the threat landscape with the aim of ensuring our ability to prevent, respond to and recover from a cyber-attack or ransomware attack, that data is protected, and our business infrastructures and those of our third-party service providers continue to operate.

We have governance mechanisms in place to design and monitor common policies and standards across our businesses.

We invest in appropriate technological and physical controls which are applied across the enterprise in a risk-based security programme which operates at the infrastructure, application and user levels. These controls include, but are not limited to, infrastructure vulnerability management, application scanning and penetration testing, network segmentation, encryption and logging and monitoring. We provide regular training and communication initiatives to establish and maintain awareness of risks at all levels of our businesses. We have appropriate incident response plans to respond to threats and attacks which include procedures to recover and restore data and applications in the event of an attack. We maintain appropriate information security policies and contractual requirements for our businesses and run programmes monitoring the application of our data security and resilience policies by third party service providers. We use independent internal and third-party auditors to test, evaluate, and help enhance our procedures and controls.

We continuously monitor the global regulatory landscape to identify emerging cybersecurity, data protection and privacy laws, and, as needed, implement plans to comply with them. We procure appropriate cybersecurity insurance to mitigate potential losses arising from a cybersecurity incident.

RISK	MITIGATION
Face-to-face events Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors' and visitors' desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.	We operate a large number of events across a wide variety of venues in many countries, serving both domestic and international exhibitors and attendees. We actively review our ability to host events considering the availability of venues and national and local regulations including those related to health, travel, and security. We operate flexibly, rescheduling or re-locating events when necessary. We take appropriate measures at our events to ensure the well-being and safety of exhibitors, visitors and employees. Our face-to-face events are supported by enhanced digital services.
Supply chain dependencies Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition. We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.	We select our suppliers with care and establish contractual service levels that we closely monitor, including through key performance indicators and targeted supplier audits. We have developed business continuity plans to reduce disruption in the event of a major failure by a supplier. We have a formal supplier resilience program to identify and manage critical suppliers across the business. A risk register is used to document any unique supplier risks and associated mitigation plans, due diligence is performed annually, regular resilience discussions are held, and our contractual terms enable us to audit supplier resilience plans/procedures. We have a multitude of data sources that we use to develop solutions for our customers and regularly monitor the market for new data sources in order to minimize dependence on any single provider. Where content is supplied to us by third parties, we aim to have contracts which provide mutual commercial benefit.
Technology and business resilience Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.	We have established procedures for the protection of our businesses and technology assets. These include the development and testing of business continuity plans, including technical resilience plans and back-up delivery systems, to reduce business disruption in the event of major technology or infrastructure failure, terrorism, or adverse weather incidents.
Talent The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.	We monitor capability needs and remuneration schemes are tailored to attract and motivate the best talent available at an appropriate level of cost. We actively seek feedback from employees, which feeds into plans to enhance employee engagement, motivation, and development. Our focus on an inclusive culture results in a diverse workforce and environment that respects individuals and their contributions.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

RISK	MITIGATION
Financial Risks	

Tax

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

We maintain an open dialogue with tax authorities and are vigilant in ensuring that we comply with current tax legislation. We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external advisers. As outlined in the Chief Financial Officer's report on pages 92 to 97 we engage with tax authorities and international organisations. We continue to monitor legislative developments in the jurisdictions in which we operate and consider the potential impacts of proposed regulation changes under various scenarios. The principles we adopt in our approach to tax matters can be found on our website at ▭ **www.relx.com/go/taxprinciples**.

Treasury

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our approach to capital structure and funding is described in the Chief Financial Officer's report on pages 92 to 97. The approach to the management of treasury risks is described in note 17 to the consolidated financial statements.

RISK	MITIGATION
Pensions	
We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme's investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.	We have professional management of our pension schemes and we focus on maintaining appropriate asset allocation and plan designs. We review our funding requirements on a regular basis with the assistance of independent actuaries and ensure that the funding plans are appropriate. We seek to manage pension liabilities by reviewing pension benefits provided to staff as well as the structure of scheme arrangements.

Reputational Risks

Ethics	
As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.	Our Code of Ethics and Business Conduct is provided to every employee and is supported by training and communication. It encompasses such topics as competing fairly, prohibiting corrupt business practice and fair employment practices and encouraging open and principled behaviour. We have well-established processes for monitoring, reporting and investigating instances of unethical conduct. Our major suppliers are required to adhere to our Supplier Code of Conduct.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Viability statement

The UK Corporate Governance Code requires Directors to assess the viability of the Group over an appropriate period of time. The Directors have made the assessment that given the nature of the Group's business with a high proportion of recurring revenue, a typical contract length of three years in many of its subscription agreements and a balanced debt maturity profile, a viability period of three years, aligned with the Group's annual strategy plan, is suitable to assess the risks outlined on pages 98 to 103.

Assessing the Group's Prospects

The Group develops information-based analytics and decision tools for professional and business customers in the Risk, Scientific, Technical & Medical (STM), Legal and Exhibitions sectors. The Market Segments section describes each area's business model, strategic priorities, market opportunities and competition, showing how the Group is positioned to create value for shareholders over the longer term.

The Group's prospects are assessed annually through the strategic planning process which includes a review of assumptions made and an assessment of each business area's longer-term plan. The resulting three-year strategy plan forms the basis for Group and divisional targets and in-year budgets. Objectives are set with consideration given to the economic and regulatory environment, and to customer trends, as well as incorporating risks and opportunities. The most recent three-year strategy business plan was agreed by the Directors in September 2023 and updated in February 2024. Separate from the annual strategy plan, the Directors periodically receive updates from business area management on their operations, prospects and risks. Whilst these reviews and discussions naturally focus more closely on the more immediate risks facing the business within the three-year strategy planning period, they also cover the risks described in the principal risks section on pages 98 to 103.

Assessing the Group's Viability

The three-year strategy plan for our business areas includes management's assessment of the anticipated operational risks affecting the business. Management then considered the viability of the business in various downside scenarios, the most severe of which assumes the simultaneous occurrence of Cyber security, Intellectual property rights and Face-to-face events risks resulting in a decline of around 30% in adjusted operating profit in each of 2024 to 2026, and the closure of the debt capital markets preventing the refinancing of scheduled liabilities. It is assumed that the second extension option on the Group's undrawn $3bn revolving credit facility will be exercised in April 2024, taking the maturity to April 2027. The resulting analysis, which assumed no share buybacks, modest acquisition activity and a growing dividend, determined that the Group would have sufficient liquidity to refinance all maturing term debt.

We remain focused on successfully pursuing our strategic priority of organically developing increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by selective acquisitions that support our organic growth. We believe the combination of compelling structural opportunities combined with an appropriate capital structure will continue to drive long-term value.

Based on this assessment and the scenario modelling that shows sufficient liquidity even with the simultaneous occurrence of principal risks and the closure of the debt capital markets, the Directors confirm that they have a reasonable expectation that the Group will be able to continue its operations and meet its liabilities as they fall due over the next three years and are not aware of any longer-term operational or strategic risks that would result in a different outcome from the three-year review.

Going concern

The Directors have adopted the going concern basis in preparing these accounts after assessing the potential impact on the business of the principal risks over the 18 months to 30 June 2025 and during the longer period over which the Group's viability has been assessed, as described on page 104. Management forecasts reflect a downside scenario which includes the simultaneous occurrence of principal risks, which combined would reduce adjusted operating profit by around 30%. We have also assumed an inability to access the debt capital markets. Under this scenario, the Group will still have substantial liquidity headroom on its undrawn $3bn revolving credit facility (which does not contain a financial covenant). Having considered this downside scenario, the Directors believe that the Group is well-positioned to manage its business risks and that adequate resources exist for the Group to continue in operational existence for the foreseeable future. They therefore consider it is appropriate to adopt the going concern basis in preparing the 2023 financial statements.

A commentary on the Group's cash flows, financial position and liquidity for the year ended 31 December 2023 is set out in the Chief Financial Officer's report on pages 92 to 97. This shows that after taking account of available cash resources and committed bank facilities that back up short-term borrowings, all of the Group's borrowings that mature in the period to 30 June 2025 can be repaid in full. The Group's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 194 to 200. The principal risks facing the Group are set out on pages 98 to 103.

The Strategic Report, as set out on pages 2 to 105 has been approved by the Board of RELX PLC.

By order of the Board
Henry Udow
Company Secretary
14 February 2024

Registered Office
1-3 Strand
London
WC2N 5JR

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Governance

In this section





Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Board Directors

Executive Directors



Erik Engstrom (60)
Chief Executive Officer

Appointed: Chief Executive Officer of RELX since November 2009. Joined as Chief Executive Officer of Elsevier in 2004.
Other appointments: None.
Past appointments: Served as a Non-Executive Director of Smith & Nephew plc from 2015 until 2023. Prior to joining was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey.
Education: Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.
Nationality: Swedish



Nick Luff (56)
Chief Financial Officer

Appointed: September 2014
Other appointments: Non-Executive Director and Audit Committee Chair of Rolls-Royce Holdings plc.
Past appointments: Prior to joining the Group was Group Finance Director of Centrica plc from 2007. Before that was Chief Financial Officer at The Peninsular & Oriental Steam Navigation Company (P&O) and its affiliated companies. Began his career as an accountant with KPMG. Formerly a Non-Executive Director of QinetiQ Group plc and Lloyds Banking Group plc.
Education: Has a degree in Mathematics from Oxford University and is a qualified UK Chartered Accountant.
Nationality: British

Non-Executive Directors



Paul Walker (66)   Ⓡ Ⓝ Ⓒ
Chair

Appointed: March 2021
Other appointments: Chair of Ashtead Group plc.
Past appointments: Chair of Halma plc and Chief Executive Officer and Chief Financial Officer of Sage Group plc. Non-Executive Director of Experian plc, Diageo plc, Sophos Group plc and Mytravel Group plc.
Education: Has a degree in Economics from York University, and is a qualified UK Chartered Accountant.
Nationality: British



Suzanne Wood (63)   Ⓐ Ⓝ Ⓒ
Non-Executive Director; Independent, Senior Independent Director

Appointed: September 2017
Other appointments: Non-Executive Director of Ferguson plc and H&E Equipment Services, Inc.
Past appointments: Served as Senior Vice President and Chief Financial Officer of Vulcan Materials Company from September 2018 until September 2022. Served as Group Finance Director of Ashtead Group plc from 2012 to 2018. Chief Financial Officer of Ashtead Group's largest subsidiary, Sunbelt Rentals Inc, from 2003 until 2012. Previously, also served as Chief Financial Officer of two US publicly listed companies, Oakwood Homes Corporation and Tultex Corporation.
Nationality: American



Alistair Cox (62)   Ⓐ Ⓡ Ⓒ
Non-Executive Director; Independent

Appointed: April 2023
Other appointments: None.
Past appointments: Served as Chief Executive of Hays plc from September 2007 to August 2023 and as Chief Executive of Xansa plc from 2002 to 2007. Was previously the Group Strategy Director and Regional Director for Asia Pacific at Blue Circle Industries plc, prior to which he worked as a consultant for McKinsey and held various engineering, management and research science roles at Schlumberger Wireline Services and BAE Systems plc. Formerly a Non-Executive Director of Just Eat plc and 3i Group plc.
Nationality: British



June Felix (67)   Ⓐ Ⓡ Ⓒ
Non-Executive Director; Independent

Appointed: October 2020
Other appointments: Member of the Board of Advisers of the London Technology Club.
Past appointments: Served as a Non-Executive Director of IG Group Holdings plc from 2015 until the time of her appointment as Chief Executive Officer, a position she held from October 2018 to September 2023. Previously held various executive management positions at a number of large multinational businesses in Hong Kong, London and New York, including Verifone, IBM, Citibank and Chase Manhattan. Earlier in her career, was a strategy consultant with Booz Allen Hamilton.
Nationality: American



Charlotte Hogg (53) Ⓐ Ⓒ
Non-Executive Director; Independent

Appointed: December 2019
Other appointments: Executive Vice President and Chief Executive Officer for the European Region of Visa Inc. Executive Director of Visa Europe Limited.
Past appointments: Chief Operating Officer at the Bank of England. Before that Head of Retail Banking for Santander UK, Managing Director UK and Ireland for Experian plc, and held senior roles at Morgan Stanley in New York and London.
Nationality: British, American and Irish



Robert MacLeod (59) Ⓡ Ⓝ Ⓒ
Non-Executive Director; Independent

Appointed: April 2016
Other appointments: Non-Executive Director of Vesuvius plc.
Past appointments: Was previously Chief Executive of Johnson Matthey plc for eight years after five years as Group Finance Director. Prior to this spent five years as Group Finance Director of WS Atkins plc, having joined as Group Financial Controller in 2003. From 1993 to 2002, held a variety of senior finance and M&A roles with Enterprise Oil plc in the UK and US. Formerly a Non-Executive Director of Aggreko plc.
Nationality: British

Board Committee membership key
Ⓐ Audit Committee
Ⓝ Nominations Committee
Ⓒ Corporate Governance Committee
Ⓡ Remuneration Committee
◯ Committee Chair



Marike van Lier Lels (64) Ⓝ Ⓒ
Non-Executive Director; Independent
Workforce Engagement Director

Appointed: July 2015
Other appointments: Member of the Supervisory Boards of NS (Dutch Railways), Dura Vermeer, Post NL and Innovation Quarter.
Past appointments: Member of the Supervisory Boards of TKH Group NV, Royal Imtech NV, Maersk BV, KPN NV, USG People NV and Eneco Holding NV, and Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the Executive Board of Deutsche Post Euro Express and held various senior positions with Nedlloyd. Member of various Dutch governmental advisory boards.
Nationality: Dutch



Andrew Sukawaty (68) Ⓐ Ⓒ
Non-Executive Director; Independent

Appointed: April 2019
Other appointments: Director of Hg Capital LLP, Matrix 42 and Viasat. Founding Partner of Corten Capital.
Past appointments: Was formerly the Chair of Inmarsat between 2003 and 2023 until its acquisition by Viasat in May 2023 and was Senior Independent Director of Sky plc between 2013 and 2018. Previously was Chair of Ziggo NV, Xyratex Group Ltd and Telenet Group holdings NV, and deputy Chair of O2 plc. Also served as a Non-Executive Director of Telefonica Europe (following its acquisition of O2 plc) and Powerwave Technologies Inc, and additionally as Chief Executive of Inmarsat plc, Sprint Inc. and NTL Group Ltd.
Nationality: American

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

RELX Senior Executives



Mark Kelsey
Chief Executive Officer
Risk

Kumsal Bayazit
Chief Executive Officer
Scientific, Technical
& Medical

Mike Walsh
Chief Executive Officer
Legal

Hugh M Jones IV
Chief Executive Officer
Exhibitions

Joined in 1983. Appointed to current position in 2012.

Has held a number of senior positions across the Group over the past 30 years. Previously Chief Operating Officer and then Chief Executive Officer of Reed Business Information. Studied at Liverpool University and received his MBA from Bradford University.

Joined in 2004. Appointed to current position in 2019.

Previously President, Exhibitions Europe, Chief Strategy Officer, RELX, Chair, RELX Technology Forum and Executive Vice President of Global Strategy and Business Development for LexisNexis. Prior to that worked with Bain & Company in New York, Los Angeles, Johannesburg and Sydney. Holds an MBA from Harvard Business School and is a graduate of the University of California at Berkeley.

Joined in 2003. Appointed to current position in 2011.

Previously CEO of LexisNexis US Legal Markets and Director of Strategic Business Development Home Depot. Prior to that was a practising attorney at Weil, Gotshal and Manges in Washington DC and served as a consultant with The Boston Consulting Group. Holds a Juris Doctor degree from Harvard Law School and is a graduate of Yale University.

Joined in 2011. Appointed to current position in 2020.

Previously Group Managing Director, Accuity, ICIS, Cirium, and EG within Risk. Prior to that was Chief Executive Officer, Accuity. Holds an MBA from the Ross School of Business at the University of Michigan and is a graduate of Yale University.



Rose Thomson
Chief Human Resources
Officer

Vijay Raghavan
Chair, RELX Technology
Forum and Chief
Technology Officer, Risk

Henry Udow
Chief Legal Officer
and Company Secretary

Jelena Sevo
Chief Strategy Officer

Youngsuk 'YS' Chi
Director of RELX
Corporate Affairs
and Chair, Elsevier

Joined in 2021.
Appointed to current
position at that time.

Previously Chief Human
Resources Officer at
Standard Life Aberdeen.
Before that, held various
senior human resources
roles at Travelport
International, Barclays
Bank, The Coca-Cola
Company, Coles Group
and The Walt Disney
Company.

Holds an MA in business
management from
Macquarie University
Graduate School of
Management and a
BA in Psychology,
Macquarie University.

Joined in 2002. Appointed
to current position in 2019.

Previously Vice President
of Technology, LexisNexis
Insurance Solutions. Prior
technology executive
positions at ChoicePoint,
Paragon Solutions,
Primus Knowledge
Solutions, and McKesson.
Holds a bachelor's
degree in electrical and
electronics engineering
from the Birla Institute of
Technology and Science,
Pilani, a master's degree
in cybersecurity from
the Georgia Institute
of Technology, and
completed an advanced
management program for
executives at MIT Sloan
School of Management.

Joined in 2011.
Appointed to current
position at that time.

Previously Chief Legal
Officer and Company
Secretary of Cadbury plc
having spent 23 years
working with the company.
Prior to that worked at
Shearman & Sterling
in New York and London.
Holds a Juris Doctor
degree from the
University of Michigan
Law School and a
bachelor's degree from
the University of Rochester.

Joined in 2011. Appointed
to current position in 2019.

Previously Director of Tax
Markets for LexisNexis
UK. Prior to that, various
senior management roles
in LexisNexis and Elsevier.
Previously a consultant at
Bain & Co and Booz Allen
Hamilton. Holds an MBA
from Harvard Business
School, a master's degree
in law from Georgetown
University and a degree
in law from the
University of Belgrade.

Joined in 2005. Appointed
to current position in 2011.

Previously was President
and Chief Operating Officer
of Random House, founding
Chairman of Random
House Asia and Chief
Operating Officer for
Ingram Book Group.
Holds an MBA from
Columbia University
and is a graduate
of Princeton University.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements
and shareholder information

Chair's introduction to corporate governance

Effective governance policies and practices are fundamental to RELX's culture of acting with integrity in all that we do.

Introduction
On behalf of the Board, I am pleased to introduce our Corporate Governance Review for the year ended 31 December 2023. The following pages provide an overview of our corporate governance framework and of the work undertaken by the Board and its Committees during the year.

Together with the reports of the Audit, Nominations and Remuneration Committees, our corporate governance review sets out our approach to effective governance and demonstrates how we have complied with the UK Corporate Governance Code.

Corporate governance
The Board takes seriously its responsibility for overseeing the governance of RELX. We believe that effective governance policies and practices are fundamental to RELX's culture of acting with integrity in all that we do and support the Company's purpose to benefit society through its unique contributions (as set out on page 45 to 49).

The Board believes pursuing the highest levels of corporate responsibility and delivering excellent financial performance should be pursued in tandem, and that doing so will result in long-term sustainable shareholder value creation. It also provides confidence to our stakeholders that the governance of RELX is appropriate for its size and profile as a listed company, helps to manage our risks and opportunities, ensures that our key stakeholders are appropriately considered in the decisions that we make, and maintains our corporate reputation.

Board changes and succession planning
There have been a number of changes to the composition of our Board and Committees during the year. Dr Wolfhart Hauser retired following the conclusion of our annual general meeting in April after serving as a Director since 2013. We thank Dr Hauser for his valued contributions to the Board and to the various Committees on which he served over the years. Suzanne Wood succeeded Dr Hauser as our Senior Independent Director, and Robert MacLeod has taken on the role of Chair of the Remuneration Committee.

We are pleased to have welcomed Alistair Cox to the Board this year. Following his appointment as a Non-Executive Director in April, Mr Cox has also joined our Audit, Remuneration and Corporate Governance Committees. In December 2023 the Company announced that Bianca Tetteroo will be joining the Board as a Non-Executive Director, with effect from 1 July 2024, subject to her election by shareholders at our AGM in April 2024. We look forward to welcoming her to the Board. Further information about our Board appointment process is available in our Nominations Committee Report on page 127.

The 2024 AGM will mark the retirement of Marike van Lier Lels from the Board. Marike joined the RELX PLC Board in 2015. On behalf of the Board I would like to thank Ms van Lier Lels for her valued contributions to RELX.

Stakeholder engagement and Board decision-making
The views and interests of RELX's stakeholders are a key element of the Board's decision-making process. We are focussed on ensuring that the interests of our stakeholders are duly taken into account during Board discussions. Across RELX we engage with our stakeholders throughout the year and we rely on this engagement to ensure we continue to provide solutions and services that meet the evolving needs of our customers and continue to effectively support our workforce.

This is why we actively listen to our investors, employees, customers, suppliers and the communities that we serve and in which we operate, and we have appropriate mechanisms in place to ensure that the outcomes of such engagement are available to the Board. Information about our approach to stakeholder engagement is on pages 119 to 122.

Regulatory developments
During 2023, the UK Government and other regulatory bodies have considered several potential governance reforms. These proposals have evolved over the course of the year and we still await their finalisation. To ensure the Board is kept apprised of developments in this regard, we established a management steering committee, reporting to the Audit Committee, tasked with assessing the Company's preparedness to respond to and implement any UK regulatory changes should they be adopted. The Audit Committee has also attended technical briefings with our external advisers on the scope and likely impact of the proposed reforms on RELX.

The Board has engaged with management in respect of further regulatory changes in the areas of sustainability and ESG reporting, which will impact RELX over the coming years. We have robust governance processes in place in respect of ESG matters and continue to monitor developments in this area, including in relation to the European Union Sustainability Reporting Standards and the Corporate Sustainability Reporting Directive.

Board effectiveness
As Chair, I am responsible for ensuring that the Board operates effectively, and that the Board, its Committees and each individual Director is evaluated on an annual basis. In 2023, we engaged Manchester Square Partners to conduct an externally facilitated evaluation.

The outcome of the evaluation confirmed that all of our Directors contribute effectively and continue to demonstrate commitment to their roles, and that the Board and its Committees continue to operate effectively. The evaluation process and its outcomes are explained on page 123.

Paul Walker
Chair

14 February 2024

Corporate governance review

Our governance framework

Board leadership
The Board is responsible for promoting the long-term sustainable success of the Company. To ensure the Board operates effectively and efficiently it has established four principal Committees to provide focused oversight, each with delegated authority to oversee and report to the Board on material and relevant matters, as appropriate.

The roles and responsibilities of each Committee are set out in their individual terms of reference which are available on the Company's website 🖥 **www.relx.com**. A summary of the Committees' key responsibilities is set out below.



The Board
The Board determines RELX's purpose and values and sets and oversees delivery of its strategic aims and objectives for long-term, sustainable success. The Board monitors and oversees RELX's governance, risk management and internal controls processes and culture.

Audit Committee
Reviews and monitors the integrity of financial reporting, internal control and risk management systems, the effectiveness of the internal audit process and the performance, independence and effectiveness of the external auditor.

The Committee comprises only independent Non-Executive Directors.

ℹ Further information about the work of the Audit Committee is in its report on pages 149 to 152

Remuneration Committee
Determines, monitors and oversees the implementation of RELX's remuneration policy for the CEO, CFO, the Chair, and Senior Executives below Board level. The Committee reviews the ongoing appropriateness of the remuneration policy.

The Committee comprises only the Chair and Non-Executive Directors.

ℹ The Directors' Remuneration Report is set out on pages 128 to 148

Nominations Committee
Keeps under review the composition of the Board and its Committees; ensures orderly succession plans are in place for the Board and senior management and ensures a diverse pipeline for such succession and procures the recruitment of new Directors.

The Committee comprises only the Chair and Non-Executive Directors.

ℹ Further information about the work of the Nominations Committee is in its report on pages 125 to 127

Corporate Governance Committee
Responsible for developing and recommending corporate governance principles to the Board; reviewing ongoing developments and best practice in corporate governance, and monitoring the structure and operation of the Board Committees.

The Committee comprises only the Chair and Non-Executive Directors.

RELX Senior Executives
To enable efficient day-to-day management of RELX's business areas, there is a structure of delegated authorities in place from the Board to the Chief Executive Officer and a team of Senior Executives (shown on pages 110 to 111). This delegated authority framework, which is reviewed and approved by the Board each year, allows the necessary operational and management decisions to be taken by the right people, at the appropriate time to execute the company's strategy. There are appropriate controls in place to ensure such decisions remain consistent with the risk appetite, policies and objectives established by the Board.

Matters reserved to the Board

There is a clearly defined schedule of matters over which the Board retains responsibility and endorses all final decisions, which is available to view at 🖥 **www.relx.com/investors**. Such matters include:

- Approval of RELX's strategy and annual budget and changes to the corporate or capital structure of the company

- Approval of RELX's risk appetite, oversight of risk management framework including principal and emerging risks and internal control systems arrangements

- Corporate governance arrangements, including Board and Committee composition and terms of reference

- Approval of key policies, including RELX's Code of Ethics and Business Conduct (the Ethics Code), Tax and Dividend Policies and Inclusion and Diversity Policies

- Approval of the Company's Annual Report and periodic financial statements and trading updates

- Oversight of the Ethics Code reporting channels for our workforce to raise concerns, and ensuring workplace policies and practices align with the company's values and intended culture

- Other matters deemed material to the delivery of RELX's strategy or future financial performance, such as approval of material acquisitions, major capital expenditure and investments

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Board roles

As at the date of this report, the Board comprised the Chair, two Executive Directors and seven Non-Executive Directors, who bring a wide range of skills, experience, industry expertise and professional knowledge to their roles. An overview of the gender balance, length of tenure and nationalities on the Board is provided in the Nominations Committee Report on pages 125 to 127.

Division of responsibilities

There is clear separation of the roles of the Chair, who leads the Board, and the Chief Executive Officer, who is responsible for the day-to-day management of RELX. The key responsibilities of each of the director roles on the Board is summarised below.

Chair
- Provides leadership of the Board and ensures its overall effectiveness
- Ensures that all Directors are sufficiently apprised of matters to make informed judgements, through the provision of accurate, timely and clear information
- Promotes high standards of corporate governance, demonstrates objective judgement and promotes a culture of openness and debate
- Sets the agenda and chairs meetings of the Board
- Chairs the Nominations and Corporate Governance Committees
- Facilitates constructive Board relations and the effective contribution of all Directors
- Ensures effective dialogue with shareholders
- Ensures the performance of the Board, its Committees and individual Directors is assessed annually
- Ensures effective induction and development of Directors

Chief Executive Officer
- Day-to-day management of RELX, within the delegated authority limits set by the Board
- Develops RELX's strategy for consideration and approval by the Board
- Ensures that the decisions of the Board are implemented
- Informs and advises the Chair and Nominations Committee on executive succession planning
- Leads communication with shareholders
- Promotes and conducts the affairs of the company with the highest standards of integrity, probity and corporate governance

Chief Financial Officer
- Day-to-day management of RELX's financial affairs
- Responsible for RELX's financial planning, reporting and analysis
- Ensures that a robust system of internal control and risk management is in place
- Maintains high-quality reporting of financial and environmental performance internally and externally
- Supports the Chief Executive Officer in developing and implementing strategy

Senior Independent Director
- Leads the Board's annual assessment of the performance of the Chair
- Available to meet with shareholders on matters where usual channels are deemed inappropriate
- Deputises for the Chair, as necessary
- Serves as a sounding board for the Chair and acts as an intermediary between the other Directors, when necessary

Non-Executive Directors
- Bring external perspectives and a broad range of experience to the Board
- Provide constructive challenge and input to the development of strategy
- Scrutinise the performance of management in meeting agreed goals and monitor the delivery of RELX's strategy
- Serve as members of Board Committees as required and Chair the Audit and Remuneration Committees

Governance structure

RELX's corporate governance framework consists of leadership bodies, processes and supporting documentation to ensure that RELX is appropriately directed, led and controlled at all levels, with appropriate oversight and involvement by the Board and senior management. It is designed to safeguard and enhance the creation of long-term, sustainable shareholder value and to enable our business areas to operate with the required agility and flexibility to address effectively the needs of our customers, while taking into account all applicable statutory and regulatory requirements. The rights, responsibilities and accountabilities of those who work for and on behalf of RELX are clearly established through delegated authorities, corporate policies and codes of ethics and conduct, which promote the protection of RELX's reputation and our commitment to acting with integrity in all that we do. The RELX Operating and Governance Principles set out the processes, policies, controls and related assurance activities that have been put in place to mitigate risk and serve as a first point of reference for management. They also provide our workforce with the corporate policies and practices with which they must comply.

The Principles are regularly reviewed by the Board and are updated as required. RELX's Ethics Code sets out the core principles and standards of professional conduct by which RELX operates and provides a framework for building and maintaining the desired culture of RELX. The Ethics Code provides all those who work for RELX with clear guidelines for how to conduct themselves in the workplace and across our broader operating environments, to inspire trust among all our stakeholders and to demonstrate commitment to our core value of 'Do the Right Thing'. There are mechanisms in place to help our workforce to understand and comply with their obligations under the Ethics Code, which include ongoing training and established communication channels to ask questions and report concerns. We endeavour to ensure that our workplace policies are user-friendly, clear and accessible. The Ethics Code is regularly reviewed and approved by the Board and is available at, **www.relx.com**. Internal control and risk management arrangements are a central part of our governance framework. These are monitored by the Audit Committee and overseen by the Board (further information is on pages 124 and 149 to 152).

Compliance with the UK Corporate Governance Code

RELX PLC applies the principles and provisions of the 2018 UK Corporate Governance Code (the Code), a copy of which is available on the FRC's website, ▣ **www.frc.org.uk**.

For the year ended 31 December 2023, the Board considers that the company fully complied with the principles and provisions of the Code.

Board programme

The Board met formally seven times during the year. Five meetings were held in person, in the UK and in New York. Through a structured programme of scheduled meetings, the Board oversees RELX's financial performance and ensures its systems of risk management, internal control and corporate governance are fit for purpose and effectively underpin the delivery of its strategy. There are processes in place to manage the Board's annual agenda, to ensure that all necessary items are submitted for its consideration at the appropriate time with sufficient supporting information, and to allow the Board adequate time to discuss and challenge strategic proposals. The Board's annual programme and the agendas for the Committees are prepared by their respective Chairs with support from the Company Secretary. Board Committees are principally supported by the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary, and the Chief Human Resources Officer, and other senior managers are invited to attend meetings where appropriate.

Board discussions are informed through regular reports and presentations from senior management at Board and Committee meetings, and through deep-dive sessions into individual business areas, topics of strategic relevance and future developments that may impact RELX. Regular reports are provided, covering business area and overall strategies and financials, along with relevant regulatory, legislative and governance updates. RELX's annual strategy review process comprehensively assesses its strategic position and key strategic options, considering opportunities and risks to its future success and the long-term sustainability and viability of its business model. The Board engaged in a two-day, in-depth strategy session in September.

Information and support

There are processes in place to ensure that the Board and its Committees receive relevant information at the right time and with the appropriate level of detail to inform decision-making and enable effective monitoring of management's progress in accordance with agreed strategy. The Directors are provided with papers ahead of all scheduled Board and Committee meetings, containing management updates, relevant context and market information, and other supporting information and reports, as appropriate.

All the Directors have access to the advice of the Company Secretary and may also take independent professional advice at the company's expense where they deem this to be necessary for the furtherance of their duties to the company. The Company Secretary advises the Board on all corporate governance matters and ensures that all Board procedures are followed correctly. The Directors also have access to other members of RELX's management, staff and external advisers.

Each of the Directors is expected to attend all meetings of the Board and of the Committees of which they are a member. However, in circumstances where a Director is unable to attend a meeting, they are provided with the relevant papers and have the opportunity to discuss any matters arising with the respective Chair and with their fellow Board and Committee members. All Directors are provided with a copy of the minutes of each meeting.

Director induction

Following appointment, and as required, all Directors receive a full, formal induction, that is tailored to their individual requirements, based on existing knowledge and experience. The Chair and Company Secretary are responsible for ensuring that an effective induction programme takes place for all new Directors.

During the year, Alistair Cox (appointed in April 2023) was provided with a comprehensive briefing pack including detailed information about each of RELX's business areas, governance and internal controls, and recent reporting and investor materials, together with access to historical Board papers and minutes. To provide a sufficiently in-depth and current understanding of our operations, a number of meetings were organised with senior management from RELX's business areas and corporate functions, as well as with the external auditor.

Ongoing development

For Directors to effectively discharge their responsibilities, it is important that they regularly refresh and update their skills and knowledge. The Board's annual programme is designed with this in mind and ensures that the Directors have sufficiently in-depth knowledge of RELX's business areas and operations and are kept apprised of relevant events and changes in RELX's operating environment and markets. In 2023, the Directors took part in a deep-dive into the Legal and Exhibitions business areas, covering financial and operational performance by segment, product development and strategic plans. The Audit Committee also attended a series of technical deep-dive briefing sessions. Further information about the work and activities of the Audit Committee is available in the Audit Committee Report 149 to 152.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Purpose, strategy, values and culture

RELX places significant emphasis and importance on the way we do business. We are clear and unequivocal about our commitment to do so with integrity and in accordance with the highest ethical standards.

Purpose

RELX is a provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance, and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Strategy

Our number one strategic priority is the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers. We aim to achieve leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies. We are systematically migrating all of our information solutions across RELX towards higher value-add decision tools, adding broader data sets, embedding more sophisticated analytics and leveraging more powerful technology, primarily through organic development. We are transforming our core business, building out new products and expanding into higher growth adjacencies and geographies. We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies and are natural additions to our existing business.

By focusing on evolving the fundamentals of our business we believe that, over time, we are improving our business profile and the quality of our earnings. This strategy has led to more predictable revenues through a better asset mix and geographic balance; improved returns by focusing on organic development with strong cash generation; and a higher growth profile as we expand in higher growth segments, exit from structurally challenged businesses, and gradually reduce the drag from print format declines.

Values

We strive to do business with integrity. Our principle 'Do the Right Thing' embraces behaviours such as being honest in dealing with others, respecting each other, and courageously speaking out for what is right; thereby guiding our commitment to achieve business goals in an open, honest, ethical, and principled way. We ask our suppliers to meet the same standards, and provide support for them to do so as necessary.

Culture

As an information-based analytics and decision tool provider, our corporate culture is fact-based, data-driven and analytical. We are transparent and non-political in our decision-making. We are passionate about making a positive impact on society through our unique contributions as a business and our employees feel a strong sense of engagement with the business and its purpose. We focus on improving customer outcomes while emphasising corporate responsibility and acting with integrity and advancing inclusiveness and diversity. Our culture encourages community engagement, environmental responsibility and the well-being of our people.

How the Board monitors culture

RELX's standards and values are defined on a group-wide basis, however the Board acknowledges that cultural practices and preferred ways of working can vary across the geographies of our business areas. The Board helps to build the culture of the organisation from the top down, by ensuring that it takes decisions that are aligned to RELX's values. The Board regularly reviews RELX's policies and Ethics Code to ensure the right framework is in place for RELX to operate with integrity, and that its working practices effectively promote a culture of strong engagement with our business and purpose, and with the communities that we serve and in which we operate. We strive to continually improve customer outcomes through a culture that is fact-based, data-driven and analytical.

The Board has appointed a Non-Executive Workforce Engagement Director to engage directly with employee representatives from across RELX and to report back to the Board (further information about this engagement is on page 120). This provides the Board with insights into how culture is embedded across RELX's business areas and functions and any issues that need to be addressed. The views of employees are also measured through annual employee engagement surveys, and a broader triennial opinion survey, designed to gauge how employees feel about the organisation, how well they understand its direction, and their level of satisfaction and engagement with their work. An analysis of the results is presented to the Board. The Board also receives regular reports and presentations containing culture-related employee data and updates on corporate responsibility activities from across each of RELX's business areas. Such reports include progress against our people objectives in areas such as well-being, pay equity and reducing inequalities through inclusion. This contributes to the Board's assessment of the culture at RELX and provides a context against which the Board has taken a number of its principal decisions during the year.

Through the activities of the Audit Committee, the Board receives updates on alleged and substantiated violations of the Ethics Code and significant matters raised through reporting channels, which provide insights into governance and compliance behaviours.

Board activities during the year

Purpose and strategy

The Company's purpose, strategy, culture and values statement is on page 116

Read more about RELX's strategy and business model on pages 5 to 11

- At a two-day strategy session in September, the Board discussed strategic initiatives for RELX and debated and approved RELX's three year strategic plan for 2024 to 2026. RELX's strategic priority continues to be the promotion of organic growth. The Board reviewed RELX's value creation, capital expenditure and areas for potential acquisitions across all four business areas, and robust operational plans for delivery across RELX's business areas for implementation by management.

- In June and September, the Directors attended presentations led by business area senior management. These included updates on strategy supplemented by presentations from subject matter experts on key products, innovations and areas of focus, and a final session for the Board to provide their feedback to senior management.

- The Board conducted reviews of RELX's invested capital and capital structure during the year, including financial performance, potential and completed acquisitions, net debt, returns on invested capital, credit ratings, forecasts and financial market conditions and approved the annual budget.

- The Board reviewed the company's purpose, strategy, values and culture statement and confirmed that it continues to represent why and how RELX operates and the standards to which those who work for and who represent RELX are held in the course of conducting our business and operations.

People, culture and values

Information about Board engagement with our workforce is on page 120

How we invest in and reward our workforce is on page 59

RELX's approach to I&D and how we monitor our progress is set out on pages 54 to 57 and 126 to 127

- The Board oversaw Director succession planning arrangements during the year. On the recommendation of the Nominations Committee, the Board approved the appointment of Bianca Tetteroo who will join the Board as a Non-Executive Director on 1 July 2024, subject to shareholder approval at the 2024 AGM.

- Having the right people in leadership roles is an important factor in embedding the desired culture for RELX. The Nominations Committee and the Board were updated on the ongoing leadership talent reviews undertaken by management and plans for talent development across RELX's business and functional areas.

- The RELX and Board Inclusion and Diversity policies were reviewed by the Board to ensure they remain fit for purpose and continue to align with our desired culture and effectively support our purpose and strategy.

- The Board considered the results of the company-wide employee opinion survey conducted during 2023 (further information is on page 54).

Environment, Social and Governance (ESG)

Information about RELX's ESG activities is available in our Corporate Responsibility Report on pages 38 to 90

- RELX's corporate responsibility activities formed a significant part of the Board's agenda during the year and these are overseen by the Board on an ongoing basis. Detailed information about RELX's corporate responsibility objectives and its progress towards these, together with our TCFD disclosures, are included in the Corporate Responsibility Report within this Annual Report, as approved by the Board.

- The Board reviewed and approved the company's Modern Slavery Act Statement, which describes the steps taken by the Company and its subsidiaries to ensure that modern slavery and human trafficking were not taking place in the context of RELX's business operations and its supply chain during the previous year. Further information about how RELX manages an ethical and socially responsible supply chain is available on pages 69 to 72.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Risk management and internal control

The Company's principal and emerging risks and mitigation strategies are set out on pages 98 to 103

The Company's Viability Statement is on page 104

Further information about RELX's internal controls is on pages 98, 124 and 151

- The Audit Committee and the Board reviewed the effectiveness of the systems of risk management and internal control in operation during 2023 and determined that RELX's control systems provided reasonable assurance against material inaccuracies or loss and have functioned properly and effectively throughout the year.

- The Board, supported by the work of the Audit Committee, reviewed and agreed RELX's principal and emerging risks and mitigation strategies. Following a robust and thorough assessment of the risks identified, together with a detailed review of RELX's financial position, the Board considered RELX's ongoing viability and approved the company's Viability Statement.

- Feedback from the Board's 2022 evaluation indicated that the Board's agenda should include further updates on RELX's assessment of material cyber and information security risks, and approach to mitigation and information security controls, on a regular basis. The Board received regular reports from the Head of Information Security and Data Protection on these matters and further updates from management on matters of particular significance to each of the four business areas. Cybersecurity and data privacy are considered principal risks for RELX.

Shareholder matters

Details of the Board's engagement with investors during the year are on page 119

Information about the Company's dividend policy is on page 96

- The Company completed an £800m share buyback programme during 2023. 31m shares held in Treasury were cancelled on 7 December 2023. Following a robust assessment of RELX's financial position and continued strong EBITDA, the Board approved a further share buyback programme of £150m from 2 January to 9 February 2024, as announced on 8 December 2023.

- In line with RELX's long-term dividend policy, the Board declared an increased interim dividend for the year, and recommended an increased final dividend for 2023.

- The Board considered and approved the proposed resolutions to be put to shareholders at the 2023 AGM, which included the distribution of a final dividend for the year ended 31 December 2022 and an updated Directors' Remuneration Policy. Each of the proposed resolutions was subsequently approved by shareholders at the meeting.

Director attendance at Board and Committee meetings

The following table shows the attendance by Directors at Board and Committee meetings during the year. Attendance is expressed as the number of meetings attended by each Director out of the number of meetings they were eligible to attend.

Directors	Committee appointments	Board[1]	Audit Committee	Remuneration Committee	Nominations Committee	Corporate Governance Committee
Paul Walker (Chair)	N C R	7/7		4/4	4/4	3/3
Erik Engstrom		7/7				
Nick Luff		7/7				
Alistair Cox [2]	A R C	5/5	3/3	2/2		3/3
June Felix [3]	A R C	6/7	3/4	3/4		3/3
Wolfhart Hauser [4]	R N C	2/2		2/2	1/1	1/1
Charlotte Hogg	A C	7/7	4/4			3/3
Robert MacLeod [5]	R N C	7/7		4/4	4/4	3/3
Andrew Sukawaty	A C	7/7	4/4			3/3
Marike van Lier Lels	N C	7/7			4/4	3/3
Suzanne Wood [6]	A N C	7/7	4/4		3/3	3/3

Committee membership key

A   Audit Committee
R   Remuneration Committee
N   Nominations Committee
C   Corporate Governance Committee
●   Committee Chair

(1) In addition to the seven scheduled Board meetings, the Directors also attended two full-day strategy and business review meetings.
(2) Alistair Cox was appointed to the Board at the conclusion of the Company's AGM on 20 April 2023, when he also joined the Audit Committee. Mr Cox was appointed to the Remuneration and Corporate Governance Committees with effect from 8 June 2023.
(3) June Felix was unable to attend the Board and Committee meetings held in July.
(4) Wolfhart Hauser retired from the Board and stepped down from the Remuneration, Nominations and Corporate Governance Committees with effect from the conclusion of the Company's AGM on 20 April 2023.
(5) Robert MacLeod was appointed Chair of the Remuneration Committee with effect from the conclusion of the Company's AGM on 20 April 2023.
(6) Suzanne Wood joined the Nominations Committee at the conclusion of the Company's AGM on 20 April 2023.

Stakeholder engagement

During the year, the Board undertook a review of RELX's key stakeholders and concluded that they remain unchanged from the previous year. The Board received a detailed overview of stakeholder engagement channels and activities and confirmed that it has adequate visibility of the views of key stakeholders, which are taken into consideration in its decision-making. Further information about the nature and outcomes of the RELX's engagement with its stakeholders are detailed throughout this Annual Report and examples of the Board's engagement with key stakeholders are set out on the following pages.

Investors

Why effective engagement is important	How we engage, outcomes and impact
Engagement with our investors helps them to understand our strategy, performance and governance arrangements, and to make informed decisions concerning the company. It also makes clear our prioritisation of the long term in our decision-making and focus on delivery of consistent financial performance. Our investors provide us with input and feedback concerning the development and implementation of our strategy, and we consider their views when making investment decisions.	Engagement with our investors is undertaken by members of the Board and at a business level by senior management and our Investor Relations, Corporate Responsibility and Treasury teams. The Board is updated with feedback and commentary received from investors through business engagement, investor roadshows and meetings with institutional shareholders in respect of our recent and proposed activities. The Board receives regular reports on the company's share price and shareholder return performance and a review of analyst commentary in response to the company's market announcements and results publications. Executive Directors and senior management gave a number of investor and analyst presentations during the year to provide further detail and context to our published results and strategy plans. **During the year:** ■ Our engagement processes confirmed that investors in the main continue to understand and support our organic growth strategy. The Board considered this when approving RELX's three-year strategic plan for 2024 to 2026, which leaves our strategic focus, and our priorities for uses of cash generated by RELX, broadly unchanged. ■ In response to interest from the investment community, RELX presented a demonstration of its new Legal AI tool, Lexis+ AI, at an event attended by over 200 investors and analysts. The presentation demonstrated the strategic position of our Legal business in the AI space and the Board were provided with the feedback from attendees. Further information about Lexis+ AI is on page 10. ■ Senior management led an investor seminar on our Risk business, with a focus on Insurance Services. The presentation demonstrated the continued evolution of Risk, covering its markets, customers, growth trajectory and technological capabilities, and included an open Q&A session. The presentation is available at ▣ **www.relx.com/investors** ■ The Company's AGM in 2023 was a valuable opportunity for Directors to interact directly with shareholders, to hear their views and answer questions about the business of the meeting. ■ RELX's material communications to investors, including trading updates, the Annual Report and Notice of AGM were reviewed and approved by the Board prior to release. ■ In respect of shareholder returns, the Board considered a range of investor and analyst views, balancing the impact of returning capital to shareholders with stakeholder interests in other key RELX financial metrics, and subsequently approved the quantum of the company's share buyback programme for 2023 and declared and recommended an interim and final dividend payment during the year.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Employees

Why effective engagement is important	How we engage, outcomes and impact
Our people's well-being and their commitment to the work they do are essential to our future growth and our aim to successfully build long-term leading positions in global growth markets. We strive to foster an environment in which our employees feel a strong sense of engagement with our business and share a passion for making a positive impact on society through our unique contributions. RELX actively seeks feedback from employees to understand their key challenges and concerns and where we can work to address these. Hearing their views on what we do well, and what we can do better, is an important driver for improvement and enables us to take action to retain our best talent. Effective engagement helps to mitigate the risk of not being able to recruit, motivate and retain skilled employees and management, which is recognised as a principal risk (see page 101).	Employee engagement routinely takes place at business level and matters of concern are cascaded up through our management framework. The Board receives regular management reports which cover employee engagement, turnover and demographic analysis, updates on workplace initiatives, progress towards I&D objectives, and concerns raised through our Ethics Code reporting channels. The Board takes time to review employee engagement and workforce data and takes this into consideration during wider discussions.

RELX has a dedicated intranet for employees which is kept updated with financial and performance information, news of business developments and workforce initiatives and events (including in I&D) and other important messages from senior management.

The Board has appointed Marike van Lier Lels as our Non-Executive Workforce Engagement Director to engage directly with employee representatives from across RELX and to report to the Board on the progress of RELX's workforce initiatives, together with the challenges, concerns and priorities of employees. This provides the Board with insight into the culture across RELX, how our working practices and initiatives have been received and highlights any issues that need to be addressed.

During the year:

- Ms van Lier Lels, met with workforce representatives to learn about the experiences of employees while working at RELX. Ms van Lier Lels reported to the Board on the matters discussed. These included positive feedback about RELX's mentorship programmes, which are monitored by management to track their impact on employee performance, retention and net promoter scores. Further matters included the impact of ongoing hybrid working arrangements in different business areas, and RELX's training programmes and opportunities.

- In 2023 we undertook our annual Pulse employee opinion survey. An analysis of the results of the survey was presented to the Board in December and confirmed positive trends across all business areas in the key metrics of engagement, satisfaction, commitment and employee net promoter scores.

- Board reports from the Chief Human Resources Officer highlighted the steps taken to identify, support and develop current and future leaders across the business through Organisational Talent Review and Management Development Planning processes. This focus has seen increased gender diversity across internal succession pipelines, complemented by targeted senior level recruitment.

- The Board endorsed the development of a group-wide leadership framework for management and executive leaders, to unify and simplify existing frameworks and ensure leaders across our business areas continue to develop the skills and behaviours that drive our strategy, role model our values and champion our culture.

- The Board reviewed the Board and RELX Inclusion and Diversity Policies and determined that these continue to be fit for purpose and effective.

- The Board received a presentation from the Head of Corporate Communications on focus areas for 2023, which included consideration of the most effective methods to deliver key information about the business to the wider workforce, and for continuing to develop understanding of our purpose, strategy and values. Employee understanding and engagement with our purpose and strategy is monitored through our employee opinion survey scores over time.

- Employee involvement in the company's performance is encouraged through RELX's employee share schemes, which were refreshed and put to shareholders for approval at the 2023 AGM. The RELX PLC Employee Share Purchase Plan was also introduced in the US to enable a greater proportion of RELX employees the opportunity to purchase ADRs at a discounted price.

Customers

Why effective engagement is important	How we engage, outcomes and impact
Our goal is to help customers make better decisions, get better results and be more productive. We do this by leveraging a deep understanding of their needs and views to create innovative solutions. Collaborating closely with our customers is crucial for us to understand where and how we can improve the quality of our services and products, and enables us to make targeted investment decisions, such as to develop new or emerging technologies or complement our existing capabilities through acquisition activity.	Our engagement with customers takes place at an operational level across our business areas, through our dedicated sales and operations teams and through customer training and workshops. Material customer issues are cascaded up to the appropriate senior management. The Board received presentations during the year from customer-facing employees which detailed the nature of our customer engagement and the actions taken by the business areas as a result. In 2023, the Board received analysis of customers by sector and geography and data concerning the resilience of the markets in which we operate. The Board reviewed customer survey data, Net Promoter Scores, and customer usage volumes across our business areas. **During the year:** ■ The Board continued to monitor current and anticipated future customer demand and market activity together with customer feedback, to understand how our product offerings address customer requirements. This information informed the areas of focus for product development and acquisitions and the level of investment required. RELX made several acquisitions during the year that complement its existing product range and enhance value for our customers. More information about our acquisitions during the year can be found on pages 9, 15, 27 and 32. ■ Feedback from our customers informed the Board and management's assessment of the areas in which RELX should build out new products and services, the speed at which this should be undertaken, and where it should look to expand into higher growth adjacencies and geographies over varying time horizons.

Suppliers

Why effective engagement is important	How we engage, outcomes and impact
RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, which RELX categorises as content suppliers and non-content suppliers. Collaboration and two-way dialogue with our suppliers helps ensure that we are able to maintain and improve the quality of products and services we provide to our customers. Effective engagement underpins our ability to maintain an ethical supply chain, giving us visibility of our suppliers' commitment to good practices.	Engagement with our content suppliers, which include the companies we license content or data from, as well as authors, editors, content reviewers and product designers, takes place principally through ongoing dialogue with the relevant business area to which the content is provided. Content supplier feedback is collected through direct relationships and regular business reviews, and presented to the Board through updates from our business area leaders. Our non-content suppliers represent more typical vendor-type relationships, such as IT software and cloud service providers, or third parties to whom we have outsourced support function activities. Engagement takes place at various levels throughout RELX. Feedback is reported to the Board by business area leaders and the Global Head of Purchasing and Property. **During the year:** ■ Outcomes of ongoing business engagement with our content suppliers, including Net Promoter Scores and the outcomes of business reviews, informed the Board's discussions during its consideration of RELX's three-year strategy plan for 2023 to 2026, and its assessment of mitigations in place for our principal risks of customer acceptance of products and supply chain dependencies. ■ Our Supplier Code of Conduct has been translated into 16 languages for use across RELX. The Board continues to support our Socially Responsible Supplier (SRS) programme (further details are on pages 69 to 72). The Board also reviewed and approved our Modern Slavery Act Statement, available from **www.relx.com**, which sets out the steps taken by the Company and its subsidiaries to prevent modern slavery and human trafficking in its business and supply chain.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Community

Why effective engagement is important	How we engage, outcomes and impact
Our focus on community includes those where we, our customers and suppliers work around the world, as well as the communities we serve, including in science, academia, risk, law and many other fields. We prioritise positive dialogue with our community stakeholders as we believe they, collectively, provide our 'licence to operate'. Our efforts are informed by our commitment to the United Nations Global Compact and its ten principles, focused on human rights, labour, the environment and anti-corruption – all issues with wide societal impact.	We engage with our community stakeholders through our unique contributions to society, and through our comprehensive global community programme, RELX Cares. The RELX Cares mission is the education of disadvantaged young people. Further information about our RELX Cares projects and its contributions to the communities in which we operate is on pages 65 to 68. In accordance with the Business for Societal Impact model, we monitor the short- and long-term benefits of our community engagement. We survey RELX Cares volunteers to understand the impact of the programme on their personal development and how it affects the way they feel about working at RELX. Relevant ESG considerations are incorporated into business review and strategy papers reviewed by the Board. **During the year:** ▪ The Board considered RELX's environmental performance and supported ongoing initiatives for minimising our environmental impact, and continued to endorse our commitment to our reaching net zero by 2040. More information is in our Corporate Responsibility Report on pages 38 to 90. ▪ The Board received comprehensive updates on community engagement during the year, including key metrics, objectives and outcomes. Board feedback and support for community engagement shapes the direction of our charitable programmes and future plans. ▪ The Board continued to endorse RELX's volunteering policy through which RELX employees receive two days paid leave each year to undertake community volunteering work. ▪ The Board supported the business areas utilising their unique product offerings to support causes in their communities.

External appointments and Non-Executive Director independence

The Board has in place formal procedures to evaluate and review the external commitments of Directors, each of whom are required to obtain the Board's approval prior to accepting new significant external appointments. During the year, the Board reviewed proposed external appointments of Suzanne Wood and Robert MacLeod. It was concluded that these appointments would not impact either Director's ability to effectively perform their respective roles on the Board of RELX PLC, and accordingly the Board gave its approval in each instance.

When Directors take up new external appointments, any related commercial relationships with RELX are reviewed, and any potential conflicts of interest are dealt with following formal procedures. In accordance with the Company's Articles of Association, Directors who are not conflicted may authorise, as appropriate, situations where a Director has an interest that conflicts, or may possibly conflict, with those of RELX, and may impose conditions on such authorisations.

Supported by the Nominations Committee, the Board monitors the independence of the Non-Executive Directors in line with the relevant provisions of the UK Corporate Governance Code. An annual evaluation, led by the Nominations Committee, considered whether length of service or any other factor has or may impact the ability of any Non-Executive Director to remain independent in character and judgement in the furtherance of his or her duties to the Company. The Board determined that each of the Non-Executive Directors is considered to be independent of management and free from any business or other relationship which could materially interfere with their ability to exercise independent judgement (with the exception of the Chair, whose independence was not assessed, but who was deemed to be independent upon appointment).

Board evaluation

The Directors consider the evaluation of the Board and its Committees to be an important aspect of corporate governance. The Board undertakes an annual evaluation of its own effectiveness and performance, and that of its Committees and each individual Director.

Actions from the 2022 Board evaluation

In the 2022 Board evaluation, the Board agreed that it should continue to focus on the competitor landscape and on the key risks facing RELX, including cyber and data security. It was also noted that maintaining effective levels of engagement with RELX's key stakeholders and continuing to promote constructive relationships between the Non-Executive Directors and management should remain priorities for the Board. As part of the 2023 evaluation, the Board members confirmed that these actions had been appropriately addressed during 2023, through regular reporting, presentations and deep dives provided by senior management.

2023 Evaluation process

In 2023, the Board evaluation process was externally facilitated by an independent consultancy, Manchester Square Partners, and was supported by the Company Secretary. Manchester Square Partners has no other connections with the Company and the consultants were given full access to the Board and Committee papers for the relevant period.

The evaluation consisted of a questionnaire completed by all Directors, one-to-one interviews with each member of the Board, a presentation of the final report, and facilitation of a discussion around key findings and action points to take forward.

The Directors were asked to provide their feedback and commentary on the following areas:

- Board composition and effectiveness
- Quality of information provided by management
- Boardroom culture and dynamics
- Effectiveness of the Board's oversight of strategy development, setting and monitoring the RELX's culture and values, financial performance, market developments, stakeholder relations (including the Board's understanding and visibility of the views of RELX's stakeholders and how these inform its decision-making process), talent and succession, inclusion and diversity, risk and governance
- The structure, leadership and overall effectiveness of each of the Board's Committees

Chair's Assessment

The Directors reported that the transition to a new Chair had been very smooth and successful and reported highly positive Board dynamics under Mr Walker's leadership. The Directors felt that Mr Walker effectively enabled and encouraged challenge and contributions from the Non-Executive Directors. His demonstrably strong interest in the business areas and the amount of time he invested in preparing for meetings of the Board and in building relationships with senior management was highly regarded by the others on the Board.

Individual director performance

The evaluation provided opportunity for reflection on personal development and individual Director performance. The findings of this evaluation highlighted that each Director continues to contribute positively and effectively both within and outside Board and Committee meetings and constructively challenges management on key issues. Through the evaluation process it was also confirmed that each Non-Executive Director remains independent and has sufficient time to devote to their respective roles on the RELX Board.

Conclusions from the 2023 Board evaluation

In 2023, the externally facilitated Board evaluation concluded that the Board continues to promote good governance and oversight and provides important challenge, insight and support to management, especially around key decisions. Each of the Committees is considered to be well-chaired and to be operating effectively. Board members who are not a member of a particular Committee reported that they feel appropriately informed of its activities.

The overall culture and dynamics of the Board are considered to be very positive. There is a high degree of comfort in the decision-making process, supported by well-prepared papers, that takes into account the questions and input of the Non-Executive Directors. Board and Committee meetings are well-planned, efficiently run and effectively cover the critical issues. The RELX strategy session in September was well received and the Board's annual agenda is thought to have an appropriate balance of business and governance focus. Business and strategy materials from management are of a high quality and provide a sound basis for broad ranging debate and input from Board members. The Directors thought that the depth and breadth of capability and the diversity of thought and experience on the Board contributed to highly effective meetings.

The key findings of the Board evaluation confirmed that the Board and its Committees continue to function effectively and collaboratively with an appropriate level of engagement with management. While there were no specific areas identified where significant improvement is required, the Board recognised the importance of continued focus on cyber security and its own role in the event of a significant incident. It considered that opportunities for optimising business growth should continue to feature in its future strategy discussions with management.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Audit, risk and internal control

Internal control and risk management

The Board has overall responsibility for overseeing RELX's systems of risk management and internal control and for monitoring the processes for identifying, assessing and managing the principal and emerging risks faced by the Company. These systems are designed to manage and mitigate, rather than totally eliminate, risks to the business. Accordingly, they can provide reasonable, but not absolute, assurance against material misstatement or loss. These processes were in place throughout the year ended 31 December 2023, and up to the date of approval of the 2023 Annual Report. Further details of RELX's risk management systems and the principal and emerging risks facing the Company, together with our mitigation strategies are set out on pages 98 to 103 of this Report.

Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and Board attention.

To provide reasonable assurance against material inaccuracies or loss, and of the effectiveness of the systems of internal control and risk management, RELX has adopted the three lines of defence assurance model as set out below.


RELX Operating and Governance Principles
1st line of defence
RELX businesses maintain systems of internal control which are appropriate to the nature and scale of their activities and address significant strategic, operational, financial, legal and compliance risks that they face
2nd line of defence
Central functions that are responsible for 1) designing policies, 2) introducing and sharing best practice, 3) monitoring and evaluating compliance with RELX policies and relevant legislation and regulation and appropriate remediation
3rd line of defence
Internal audit provides independent assurance on the effectiveness of the 1st and 2nd lines of defence
The Board and Audit Committee
System of Internal Control

Note: In addition to RELX's internal controls, RELX is also audited externally. The report of the external auditor has been included from pages 158 to 165.

RELX operates authorisation and approval processes throughout its operations. Access controls exist where processes have been automated to ensure the security of data. Management information systems have been developed to identify risks and enable the assessment of the effectiveness of internal control systems.

With the close involvement of operating management and central functions, the risk management and control procedures aim to ensure that RELX is managing its business risks effectively and in a coordinated manner across the business areas with clarity on the respective responsibilities and interdependencies. Litigation, and other legal and regulatory matters, are managed by legal directors in the business areas.

The Audit Committee has responsibility for monitoring RELX's risk management and internal control procedures and reports to the Board, as appropriate. The Audit Committee receives periodic updates from RELX's Chief Compliance Officer on alleged and substantiated violations of the Ethics Code, and related training, monitoring and communications programmes. Such updates covered the volume, type and circumstances surrounding substantiated violations, subsequent actions and lessons learnt.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission (the Commission), the Chief Executive Officer and Chief Financial Officer of the Company certify in the 2023 Annual Report on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to RELX is made known to them
- evaluated the effectiveness of RELX's disclosure controls and procedures
- based on their evaluation, disclosed to the Audit Committee and the external auditors, all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in RELX's internal controls
- presented in the 2023 Annual Report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures
- designed internal controls over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting

A Disclosure Committee, comprising the Company Secretary and other senior managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of the Company to certify in the 2023 Annual Report on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the 2023 Annual Report on Form 20-F.

RELX Annual Report 2023

125

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Report of the Nominations Committee

This report has been prepared by the Nominations Committee and has been approved by the Board.

Membership

The Nominations Committee comprises three independent Non-Executive Directors (NEDs) and the Chair of the Board.

The Directors who served on the Committee during the year were:

- Paul Walker (Chair of the Committee)
- Wolfhart Hauser (retired 20 April 2023)
- Robert MacLeod
- Marike van Lier Lels
- Suzanne Wood (appointed 20 April 2023)

Role of the Nominations Committee

The role and responsibilities of the Nominations Committee are set out in written Terms of Reference which are available on the Company's website at ⊞ **www.relx.com**.

The principal purpose of the Committee is to assist the Board by leading the process for appointments to Board roles and overseeing a diverse pipeline for succession. The Committee's main responsibilities are:

- Reviewing the size and composition of the Board, ensuring that it comprises the appropriate balance of skills, experience, knowledge and diversity
- Reviewing the external commitments of the Directors to ensure that they each have sufficient time to effectively discharge their duties to RELX
- Ensuring plans are in place for orderly Board and senior management succession and to oversee a diverse pipeline for such succession
- Overseeing the recruitment of new Directors and recommending candidates to the Board
- To make recommendations to the Board in relation to the re-appointment of any NED at the conclusion of his/her specified term of office and the election or re-election of Directors following a review of the performance of individual Directors from the Board evaluation process
- Reviewing the Board and RELX Inclusion and Diversity policies, to ensure they continue to be effective and fit for purpose
- Making recommendations to the Board about the authorisation of Directors' conflicts of interest, including any terms to be imposed in relation to a Director's conflict of interest

Activities of the Committee during the year

The Committee met four times in 2023. The activities of the Committee during the year included:

- Recommending to the Board the re-appointment of June Felix, Paul Walker and Suzanne Wood at the conclusion of their respective specified terms of office
- Reviewing the size, composition and balance of the Board and the membership of its Committees following the retirement of Dr Wolfhart Hauser as a NED at the conclusion of the Company's 2023 AGM, and recommending a successor for each of Dr Hauser's roles as Senior Independent Director and Chair of the Remuneration Committee
- Succession planning for a new NED
- Ongoing succession planning for Board and senior management roles
- Monitoring the Directors' actual and potential conflicts of interest
- Recommending to the Board the suitability of Directors' external director appointments
- Reviewing the Committee's Terms of Reference and determining that they continue to be fit for purpose and effective
- Recommending to the Board the inclusion of this report in the 2023 Annual Report

Board composition as at 31 December 2023

Balance of Executive/Non-Executive Directors



Non-Executive Chair: 1
Executive: 2
Non-Executive: 7

Tenure of Non-Executive Directors (including Chair)



0–3 years: 2
6–9 years: 3
3–6 years: 3

Board and Committee composition

The Nominations Committee is responsible for keeping the size and composition of the Board and the membership of its Committees under review, to ensure that each has an appropriate balance of skills, knowledge and experience to effectively discharge its respective duties. The Committee considers the competencies required to support the Company's strategy, purpose, culture and values, both now and in the future and oversees a diverse pipeline for senior leadership succession.

The Board collectively has a diverse range of relevant skills and experience which includes:

- Strategy and governance
- Expertise in finance and technology sectors
- Operational experience in RELX's product markets
- Executive and Non-executive Board and leadership experience in large, international listed groups
- Audit, risk and regulatory expertise
- Workforce relations management and engagement
- Executive remuneration

Biographical information for each of the Directors is on pages 108 to 109. Further information about the skills and experience of the Directors standing for election and re-election at the 2024 AGM is in the Notice of Meeting available at ⬛ **www.relx.com**.

Inclusion and Diversity (I&D)

RELX's Board I&D Policy aims to promote a working environment that is respectful and inclusive of individuals and their contributions, regardless of gender, ethnic origin, disability, nationality, age, sexual orientation or any other individual characteristic. The Board recognises the benefits that diversity brings to the effectiveness of Board and Committee discussions and the quality of decision-making, through the incorporation of different perspectives and ideas. Diversity is taken into consideration when evaluating the skills, knowledge and experience desirable to fill Board vacancies. The Nominations Committee monitors progress against the Board's diversity objectives in accordance with the Board I&D Policy and keeps under review the composition of the Board and membership of its Committees, with a view to ensuring that each has the appropriate balance of skills and expertise and is supported by a strong and diverse pipeline for succession.



Nationalities on the Board

Swedish: 1
Dutch: 1
British, American, Irish: 1
American: 3
British: 4

The Committee oversees the Director recruitment process on behalf of the Board with the objective that all aspects of diversity, including but not limited to, gender and ethnicity, are carefully considered when conducting a search for a new Board appointment, together with the knowledge, experience, skills and background of each individual candidate. Our external search agencies are challenged to present a diverse and gender-balanced list of suitably qualified candidates.

In accordance with the recommendations of the FCA set out in LR 9.8.6(R)(9), as at 31 December 2023:

- the Board comprises 40% women
- the role of Senior Independent Director is held by a woman
- at least one Board member is from a minority ethnic background

The Nominations Committee reviews and recommends to the Board both the Board and Group I&D Policies. The Group I&D Policy is aligned with the Board I&D Policy and aims to promote a positive working environment that is inclusive, fair and equitable. It prohibits discrimination and requires that RELX recruits, trains, develops, promotes, and provides conditions of employment without regard to race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability, or any other characteristic protected by law. RELX relies on the contributions of individuals with a collectively broad range of experience, skills and ideas to consistently deliver on its strategic priorities and provide real innovation for customers around the world. The Company is committed to an ongoing review of policies and practices in the areas of recruitment, talent development, promotion and reward to ensure that opportunities across our business areas are fair and equitable.

Board and Executive Management diversity characteristics as at 31 December 2023

	Number of Board members	Percentage of the Board	No. of senior positions on the Board (CEO, CFO, SID, Chair)	No. in executive management	Percentage of executive management
Ethnic background					
White	8	80%	3	7	70%
Asian	1	10%	–	1	10%
Black	–	–	–	–	–
Mixed/multiple ethnicity	–	–	–	–	–
Other	–	–	–	1	10%
Not specified/prefer not to say	1	10%	1	1	10%
Gender identity or sex					
Men	6	60%	3	7	70%
Women	4	40%	1	3	30%
Not specified/prefer not to say	–	–	–	–	–

During the year, RELX has continued to implement its inclusion strategy to advance progress towards its 2020 to 2025 inclusion goals. This covers all aspects of diversity and aims to translate the Group I&D Policy into tangible and measurable actions. Workforce policies and practices are regularly reviewed to ensure RELX is delivering on its inclusion, equity and diversity goals and effectively monitoring available diversity data.

Across our business areas, we are committed to providing regular best practice and awareness training in areas such as inclusive leadership and unconscious bias and we promote and encourage inclusive networking groups and sponsorship and mentoring programmes. Details of the strategy and progress towards fulfilling our I&D initiatives is set out in our Corporate Responsibility Report on pages 54 to 59.

Data for the diversity characteristics table on page 126 was drawn from HR information where consents are in place to use the data on an anonymised basis and through a survey with categories aligned to those set out in the LRs.

Board and Committee succession

When reviewing the composition of the Board and its Committees, the Nominations Committee considers, among other things, the length of tenure of each Director and the need for, and benefits of, membership being regularly refreshed. The Committee is cognisant of the skills and experience required for effective leadership and oversight of RELX's strategy for success in the long term, and of the requirements of our Board I&D Policy and the UK Listing Rules designed to promote greater female and ethnic minority representation. All appointments to the RELX Board, and each of its Committees, are based primarily on merit and the suitability of an individual for any given role.

Board succession planning and refreshment was a regular agenda item at the Committee's meetings during 2023. Dr Wolfhart Hauser retired at the Company's annual general meeting in 2023 at which time he also stepped down as Senior Independent Director (SID), Chair of the Remuneration Committee and member of the Nominations Committee. The Committee recommended to the Board that Suzanne Wood be appointed to the role of SID and to membership of the Nominations Committee, and that Robert MacLeod succeed Dr Hauser as Chair of the Remuneration Committee. The Committee's recommendations were based on its evaluation of the specific skills and experience required for each role, together with the capacity of individual directors to take up additional duties, and with regard to our diversity objectives.

The Committee also recommended the appointment of two new NEDs during the year: Alistair Cox, who joined the Board in April 2023, and Bianca Tetteroo who will join the Board in 2024, subject to her election by shareholders at the Company's AGM, as announced on 8 December 2023. Marike van Lier Lels will retire at the Company's AGM in 2024, having served on the Board since 2015.

Director appointment process

A rigorous search and appointment process was followed for each new NED, starting with the preparation of a search specification, based on the Committee's assessment of the skills and composition of the Board and the capabilities and experience required going forward. Russell Reynolds Associates was engaged to support the search and the Board confirms that none of the Directors have any connection with executive search firms utilised by the Company. A short-list of potentially suitable individuals was considered in detail by the Committee and preferred candidates were invited to meet with Board members, including the Chair and the Chief Executive Officer, together with the Chief Legal Officer and Company Secretary. Following feedback from these sessions, the Nominations Committee made its recommendations to the Board. The Board then had a further opportunity to review and discuss the recommendations, and subsequently approved the appointments of Alistair Cox and Bianca Tetteroo.

The Board may appoint Directors (subject to a maximum upper limit) to fill a vacancy at any time, although any Director so appointed shall only hold office until the following AGM of the Company, at which his or her election shall be voted upon by shareholders. Directors are then required to seek re-election by shareholders at each subsequent AGM of the Company. As a general rule, letters of appointment for NEDs provide that, subject to annual re-election by shareholders, individuals will serve for an initial period of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third three-year period. The notice period applicable to the NEDs is one month. RELX's Non-Executive Letter of Appointment sets out the time commitment required by the Company from its Non-Executive Directors.

Executive and management succession

The Board is committed to recognising and nurturing talent across RELX and overseeing the development of a strong talent pipeline to senior leadership and executive roles. The Committee received detailed updates during the year from the Chief Executive Officer regarding succession plans for senior management roles. This included broad views on potential timings and implications for diversity. The Committee is satisfied that appropriate succession planning arrangements were in place during the year to facilitate appropriate and effective succession across senior management roles, supported by a strong pipeline of candidates.

Conflicts of interest

The Directors have a statutory duty to avoid situations in which they have, or could have, a direct or indirect interest that conflicts with the interests of the Company and, if potential for such a conflict arises, must make such situations known to the Board. In accordance with its terms of reference, the Nominations Committee considers the circumstances of any such actual or potential conflicts of interest and makes a recommendation to the Board as to whether to authorise the conflict, as permitted under the Company's Articles. The Committee may recommend that the Board imposes certain limits or conditions in respect of the conflict. There is a procedure in place for Directors to disclose any potential conflict to the Board and each Director is required to review and confirm their actual and potential conflicts annually. During the year, the Committee conducted a formal review of the conflict of interest authorisations granted by the Board to each individual Director.

Committee evaluation

The evaluation of the Committee determined that it was well governed and effective in carrying out its role in accordance with its Terms of Reference. Details of the Board and Committee evaluation process are on page 123.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Directors' Remuneration Report

The Directors' Remuneration Report has been prepared by the Remuneration Committee (the Committee) in accordance with the UK Corporate Governance Code, the UK Listing Rules and Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the UK Regulations). The Report was approved by the Board.

I am pleased to present the Remuneration Report for the year ended 31 December 2023. This is my first report as Chair of the Committee, having succeeded Wolfhart Hauser who retired from the Board in April 2023. I would like to thank Wolfhart for his valuable contribution and leadership of the Committee over the years.

As you will have seen earlier in the annual report, the Company delivered strong revenue and profit growth in 2023, driven by the ongoing shift in business mix towards higher growth information based analytics and decision tools that deliver enhanced value to our customers across market segments. We have been able to develop and deploy these tools across the Company for well over a decade and we are confident that our ability to leverage artificial intelligence and other technologies, as they evolve, will continue to be an important driver of customer value and growth in our business for many years to come.

Underlying revenue growth was 8%, underlying adjusted operating profit growth was 13% and at constant currency, adjusted EPS growth was 11%. We are proposing an increase in the full-year dividend of 8%. Our Total Shareholder Return outperformed the FTSE 100 over the last three, five and ten year periods as shown on page 138.

The purpose of RELX is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions. Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate. We see what we do as a company as being an integral part of our commitment to environmental, social and governance (ESG) performance. We have set sustainability objectives which reflect our focus on our unique contributions to society and align to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. We are continuing to reduce our environmental impact to meet our 2025 environmental targets. Our performance was again recognised by external rating agencies: RELX achieved a AAA ESG rating with MSCI for an eighth consecutive year, was ranked second in our sector by Sustainalytics, maintained fifth place in the Responsibility 100 Index and was a constituent of the Bloomberg Gender Equality Index for the fifth consecutive year. More information can be found on pages 38 to 90.

Remuneration policy and implementation
An updated Remuneration Policy was approved by shareholders at the 20 April 2023 Annual General Meeting (AGM) with 95.87% in favour. I would like to express again my gratitude for the feedback received during the shareholder engagement as we were developing the policy and for the high level of support for the policy. The policy, which applies for three years from the conclusion of the 2023 AGM is set out on pages 142 to 148 of this report. The first awards under the policy will be granted in the first quarter of 2024. The 2023 awards are subject to the policy approved by shareholders at the 2020 AGM and can be found on pages 90 to 96 of the 2019 Annual Report and Financial Statements, available on relx.com.

Shareholders will be invited to vote (by way of an advisory vote) on the 2023 Annual Remuneration Report at the 2024 AGM.

Our strategic direction remains unchanged: to develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments. We are primarily focused on organic growth, supported by targeted acquisitions. This should lead to a higher growth profile and a positive impact on society and, when combined with our strategy of driving continuous process innovation to manage cost growth below revenue growth, result in strong earnings growth and improving returns.

The performance measures in the incentive plans align with the strategy and the financial key performance indicators on page 6 of the annual report, by focusing on sustained earnings growth, return on invested capital and shareholder returns in the LTIP. The AIP is based on revenue, profit, cash flow and sustainability metrics and focuses on annual objectives and milestones and creates a platform for sustainable future performance.

The performance measures are based on adjusted figures as they provide relevant information in assessing the Company's performance, position and cash flows and we believe they track the core operational performance of RELX and how it contributes to shareholder value creation. The Annual Report includes a reconciliation of adjusted measures to IFRS measures.

2023 outcomes

RELX delivered strong organic revenue and adjusted operating profit growth rates. These results drove an AIP payout of 87% of the maximum. Details of our targets and achievements for the year are shown on pages 131 and 132.

Financial and share price performance was very strong over the past three years, with TSR outperforming our UK, US and European peer groups. As a result, the LTIP payout is 100% of the maximum. Details of our targets and achievements are shown on page 133.

In determining the level of payout under the annual and the multi-year incentives, the Committee took into account RELX's overall business performance and value created for shareholders and other relevant factors and determined that the outcomes were fair and appropriate and applied no discretion to the payouts.

Broader employee considerations

The Board reviews information on employee metrics and updates on employee related matters including inclusion and diversity, as well as outcomes of employee surveys conducted during the year. In addition, our designated Non-Executive Director responsible for workforce engagement, Marike van Lier Lels, continued to meet with employee representatives from Europe, US and Asia Pacific during 2023 and reported back to the Board. Further information on the workforce engagement process is provided in the Governance section on page 120. The Committee also reviews annual salary increase guidelines globally.

When determining the remuneration for Executive Directors and Senior Executives, the Committee considers business and individual performance as well as other factors including broader employee reward.

The Committee is satisfied that the overall remuneration for Executive Directors is appropriate and fair having considered external and internal relativities.

The Committee is satisfied that the incentive schemes drive the desired behaviours to support the Company's purpose, values and strategy.

Implementation of the Remuneration Policy in 2024

The Committee has approved 2024 salary increases for the Executive Directors of 2.5%.

As highlighted in the 2022 report and in accordance with the Remuneration Policy approved by shareholders at the 2023 AGM, the level of vesting for threshold performance in the LTIP will reduce from 25% of the maximum opportunity to 20% and incentives will be subject to broader malus and clawback provisions.

The Committee also approved a new US clawback policy in compliance with new US listing standards adopted in June 2023, providing for the recovery of erroneously awarded incentive-based compensation by current or former executive officers, in the event the company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Our malus and clawback policy includes broader triggers than the US clawback requirements (see page 144).

Further details regarding the implementation of the policy in 2024 can be found on page 140.

Robert MacLeod
Chair, Remuneration Committee

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors (audited)

£'000		Salary (a)	Benefits[1] (b)	Cash	Deferred Shares[2]	Share based awards[3] (d)	Pension[4] (e)	Total (f)	Total fixed remuneration[5]	Total variable remuneration[5]
					Annual incentive (c)					
Erik Engstrom	2023	1,379	82	1,198	1,198	9,629	152	13,639	1,613	12,026
	2022	1,345	82	1,023	1,023	4,983	141	8,597	1,568	7,029
Nick Luff	2023	812	15	706	706	4,725	89	7,052	916	6,137
	2022	792	15	602	602	2,445	127	4,584	933	3,650

(1) Benefits are typically comprised of a car allowance, private medical/dental insurance and the cost of tax return preparation.

(2) 50% of the AIP is paid in shares deferred for three years. Dividend equivalents accrue on these shares.

(3) The 2023 figures reflect the vesting of the 2021–2023 cycle of the LTIP. As the LTIP vests after the approval date of this Report, the average share price for the last quarter of 2023 has been used to arrive at an estimated figure in respect of these awards, in line with the methodology prescribed by the UK Regulations.

The estimated figures for 2022 disclosed in last year's Report have been restated to reflect the actual amount of the 2020-2022 cycle of the LTIP vested and the actual share price, which increased the 2022 disclosed figure by £383k for the CEO and by £188k for the CFO. The vesting percentage was determined on 17 February 2023 and was in line with the one disclosed on page 127 of the 2022 Remuneration Report.

For Erik Engstrom, the amount that directly reflects share price appreciation is £0.8m for 2022 and £3.4m for 2023. For Nick Luff, these numbers are £0.4m for 2022 and £1.7m for 2023.

The awards are due to vest in February 2024 and the 2023 figures will be restated in next year's report to reflect actual values at vesting.

(4) Erik Engstrom and Nick Luff received cash in lieu of pension of 11% of base salary in 2023.

(5) Total fixed remuneration includes base salary, benefits and pension. Total variable remuneration includes annual incentive and share based awards.

Some figures and subtotals add up to different amounts than the totals due to rounding.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

The AIP and LTIP performance measures and targets are shown on the following pages.

2023 Annual Incentive

Set out below is a summary of performance against each financial and non-financial measure and the resulting payout for 2023:

Performance measure	Relative weighting % at target	Financial targets [1]			Achievement	Achievement % vs target	Payout % vs target	Payout % of max [2]
		Threshold	Target	Maximum				
Revenue	30.0%	8,509	9,052	9,505	9,161	101.2%	112.0%	74.7%
Adjusted net profit after tax	30.0%	1,952	2,077	2,181	2,156	103.8%	138.0%	92.0%
Cash flow	30.0%	2,659	2,829	2,970	2,962	104.7%	147.0%	98.0%
Financial measures	90.0%						132.3%	88.2%
Non-financial measures	10%	A detailed description of the non-financial measures and achievement against those is set out on the next page.					97.5%	65.0%
Total	100%						128.8%	87.0%

(1) Targets are set on an underlying basis for revenue and on a constant currency basis for adjusted net profit, and reflect targeted growth, with cash flow based on the targeted cash conversion. Target amounts presented in sterling reflect actual movements in exchange rates relative to their equivalent constant currency amounts.

(2) The maximum for each measure is 150% of on target. The overall maximum is 200% of salary.

As highlighted earlier, underlying revenue growth was 8%. Underlying adjusted operating profit growth was 13% and at constant currency, adjusted EPS growth was 11%. Some figures add up to different amounts than the totals due to rounding.

50% of the AIP will be paid in cash in Q1 2024 and the remainder is paid in Deferred Shares which will be released in Q1 2027. The release of Deferred Shares is not subject to any further performance conditions but is subject to malus and clawback.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Non-financial measures

We have set sustainability objectives which reflect our focus on our unique contributions to society, as well as sustainability issues more broadly. We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030.

We have chosen to include sustainability metrics in the AIP so that we can update these metrics depending on current situation.

Purchase of renewable electricity is no longer a specific measure this year as the target has been met. We will however continue to track this metric and may consider including again if relevant.

We have replaced the previous metric regarding the number of strategic partners to the RELX SDG Resource centre with a metric related to the number of users of the SDG Resource centre. The Universal access to information measure therefore reflects not only the Company's efforts to provide access to information by increasing content on the Resource centre, but also measures the use of the centre.

Our environmental targets align with our 2025 targets. More information can be found on pages 73 to 80.

Non-financial measures represent 10% of the AIP. Of this component, achievements and payouts were as follows:

Payout for carbon reduction was capped at 90% of target in the year in recognition of the changes in office work patterns and business travel since the target was set.

Non-financial measures	*Relative weighting*	*Target*	*Achievement*	*Payout % of target*	*Payout % of max*
Carbon reduction	25%	▪ Reduce Scope 1 (direct) and Scope 2 (location-based) carbon emissions by 40% against a 2015 baseline. ▪ Reduce energy and fuel consumption by 27% against a 2015 baseline.	▪ Carbon emissions reduced by 61%. ▪ Energy and fuel consumption reduced by 49%.	90%	60.0%
Paper usage and waste	25%	▪ Decrease total waste sent to landfill from reporting locations by 35% against a 2015 baseline. ▪ 99% of RELX production papers, graded in PREPS, to be rated as 'known and responsible sources' or certified FSC or PEFC.	▪ Total waste sent to landfill reduced by 96%. ▪ 100% of RELX production papers graded in PREPS, rated as 'known and responsible sources' or certified FSC or PEFC.	100%	66.7%
Socially responsible suppliers	25%	▪ Increase the number of suppliers as Code signatories to 4,650. ▪ Increase the number of independent external audits of suppliers to 120.	▪ Suppliers Code signatories increased to 5,322. ▪ 125 audits of suppliers completed.	100%	66.7%
Universal access to information	25%	▪ Increase the content on the free RELX SDG Resource Centre by 500 new content items. ▪ Increase the number of users of SDG Resource centre to 175,000.	▪ Content on the free RELX SDG Resource Centres increased by 822. ▪ Number of users of SDG Resource centre increased to 220,815.	100%	66.7%
Total	100%			97.5%	65.0%

2021–2023 LTIP

Set out below is a summary of performance against each measure of the LTIP cycle 1 January 2021–31 December 2023.

The targets remained unchanged from when these were set at the beginning of 2021. As noted in the Chair letter, financial performance was very strong and significant value was generated for shareholders through share price appreciation and dividends over the performance period. RELX's TSR outperformed the UK, US and European peer groups over the period. The payout is 100% of maximum.

Performance measure	Weighting	Performance range and vesting levels set at grant [1]		Achievement against the performance range	Resulting vesting percentage
TSR over the three-year performance period	20%	below median	0%	UK group: upper quartile; European group: upper quartile; US group: upper quartile	100%
		median	25%		
		upper quartile	100%		
Average growth in adjusted EPS over the three-year performance period [2]	40%	below 5% p.a.	0%	Above 11% p.a.	100%
		5% p.a.	25%		
		6% p.a.	50%		
		7% p.a.	65%		
		8% p.a.	75%		
		9% p.a.	85%		
		10% p.a.	92.5%		
		11% p.a. and above	100%		
ROIC in the third year of the performance period [2]	40%	below 11.0%	0%	Above 14.0%	100%
		11.0%	25%		
		11.5%	50%		
		12.0%	65%		
		12.5%	75%		
		13.0%	85%		
		13.5%	92.5%		
		14.0% and above	100%		
Total vesting percentage:					100%

(1) Calculated on a straight-line basis for performance between the points.
(2) Growth in adjusted EPS at constant currency and ROIC are calculated as set out in the Chief Financial Officer's report and note 10 to the consolidated financial statements, with adjustments made to remove the effect on ROIC of changes in exchange rates, pension deficits and accounting standards over the three-year performance period.

The performance measures used in incentive plans are based on adjusted figures as they provide relevant information in assessing the Company's performance, position and cash flows and we believe they track the core operational performance of RELX and how it contributes to shareholder value creation. The Annual Report includes a reconciliation of adjusted measures to IFRS measures.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Single Total Figure of Remuneration – Non-Executive Directors (audited)

	Total fee		Benefits[1]		Total	
	2022	2023	2022	2023	2022	2023
Paul Walker	£650,000	£650,000	£862	£879	£650,862	£650,879
Alistair Cox [2]	N/A	£88,776			N/A	£88,776
June Felix	£123,667	£125,000			£123,667	£125,000
Wolfhart Hauser [3]	£164,500	£48,615			£164,500	£48,615
Charlotte Hogg	£112,000	£112,000			£112,000	£112,000
Marike van Lier Lels	£122,000	£122,000	£840	£840	£122,840	£122,840
Robert MacLeod [4]	£122,000	£130,670			£122,000	£130,670
Andrew Sukawaty	£112,000	£121,000			£112,000	£121,000
Suzanne Wood [5]	£124,500	£165,744			£124,500	£165,744

(1) Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with RELX. The incremental assessable benefit charge per tax return for 2023 was £840 (unchanged from 2022) for a UK tax return. Paul Walker's benefits relate to private medical insurance. Further, the Company meets all reasonable travel, subsistence, accommodation and other expenses, including any tax where such expenses are deemed taxable, incurred by the Non-Executive Directors and the Chair in the course of performing their duties.
(2) Appointed to the Board at the AGM on 20 April 2023.
(3) Retired from the Board at the AGM on 20 April 2023.
(4) Succeeded Dr Hauser as Chair of the Remuneration Committee from the AGM on 20 April 2023, having been a member of the Committee until then.
(5) Succeeded Dr Hauser as Senior Independent Director and became a member of the Nomination Committee from the AGM on 20 April 2023.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

Non-Executive Directors' fees
The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2023:

	Annual fee 2023	Annual fee 2024
Chair	£650,000	£725,000
Non-Executive Directors	£90,000	£97,500
Senior Independent Director	£30,000	£40,000
Chair of:		
– Audit Committee	£30,000	£40,000
– Remuneration Committee	£30,000	£40,000
Workforce engagement fee	£17,500	£25,000
Committee membership fee:		
– Audit Committee	£17,500	£25,000
– Remuneration Committee	£17,500	£25,000
– Nominations Committee	£10,000	£15,000

In addition, an intercontinental travel fee of £4,500 was payable to any Non-Executive Director (excluding the Chair) in respect of each transatlantic journey made in order to attend a RELX Board or Committee meeting during 2023.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. Before the changes which took effect on 1 January 2024, the Chair fee was last changed in 2018 and the NED base fee was last changed in 2020. The new fees represent a per annum increase slightly below the general UK employee salary increase guidelines of 2.5%. Other NED fees were last amended in 2016 or 2018.

Statement of Directors' shareholdings and other share interests (audited)
Shareholding requirement
The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in RELX. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are (i) any type of RELX security of which the Director, their spouse, civil partner or dependent child has beneficial ownership of and (ii) AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis. There has been no change to the interests reported below between 31 December 2023 and the date of this Report.

Meeting the shareholding requirement is both a vesting condition for LTIP awards granted and a requirement to maintain eligibility for future LTIP awards. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

On 31 December 2023, the Executive Directors' shareholdings were as follows:

	Shareholding requirement (% of 2023 annual base salary)	Shareholding as at 31 December 2023 (% of 2023 annual base salary)[1]
Erik Engstrom	450%	2794%
Nick Luff	300%	1217%

(1) Includes AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis (63,845 for Erik Engstrom and 37,596 for Nick Luff). For disclosure purposes, any PLC ADRs held are included as ordinary shares.

Share interests (number of RELX ordinary shares held)

	1 January 2023	31 December 2023
Erik Engstrom	1,172,929[1]	1,174,668
Nick Luff	279,235[1]	280,365
Paul Walker	16,000	16,000
Alistair Cox[2]	N/A	1,540
June Felix	6,100	6,100
Wolfhart Hauser[3]	14,633	N/A
Charlotte Hogg	4,750	4,750
Marike van Lier Lels	11,718	11,718
Robert MacLeod	6,950	6,950
Andrew Sukawaty	30,000	30,000
Suzanne Wood	5,100	5,100

(1) Number excludes AIP deferred shares which are within their three-year deferral period. If these were included on a notional net (after tax) basis, the totals at 31 December 2023 would be 1,238,513 for Erik Engstrom and 317,961 for Nick Luff.
(2) Appointed to the Board at the AGM on 20 April 2023.
(3) Retired from the Board at the AGM on 20 April 2023.

Scheme interests awarded during the financial year (audited)

LTIP – PERFORMANCE SHARE AWARDS

	Basis on which award is made	Face value of award at grant[1]	Percentage of maximum vesting for threshold performance	End of performance period
Erik Engstrom	450% of salary	£6,051,996	If each measure pays out at threshold, the overall payout is 25%	31 December 2025
Nick Luff	375% of salary	£2,969,841		

AIP – DEFERRED SHARES

Erik Engstrom	1/2 of 2022 AIP payout	£1,023,066	N/A. The release of AIP deferred shares in Q1 2026 is not subject to any further performance conditions, but is subject to malus and clawback.
Nick Luff	1/2 of 2022 AIP payout	£602,441	

(1) The face value of the LTIP awards and AIP deferred shares granted in February 2023 was calculated using the middle market quotation of a PLC ordinary share (£24.92). This share price was used to determine the number of awards granted.

The LTIP awards granted in 2023 are based on ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently. The targets and vesting scales applicable to these awards are set out on page 134 of the 2022 Remuneration Report.

Multi-year incentive interests (audited)

The tables below and on the next page set out unvested LTIP share awards, AIP deferred shares and vested but unexercised options held by the Executive Directors, including details of awards granted, vested and options exercised during the year.

All outstanding LTIP share awards are subject to performance conditions.

Between 31 December 2023 and the date of this Report, there have been no changes in the share awards or options held by the Executive Directors.

Erik Engstrom

LTIP SHARES	Year of grant	No. of unvested shares held on 1 Jan 2023	No. of shares awarded during 2023	Market price per share at award	No. of shares vested during 2023	Market price per share at vesting	No. of unvested shares held on 31 Dec 2023	End of performance period	Date of vesting
	2023		242,857	£24.920			242,857	Dec 2025	Feb 2026
	2022	259,819		£22.725			259,819	Dec 2024	Feb 2025
	2021	308,702		£18.660			308,702	Dec 2023	Feb 2024
	2020	271,164		£20.725	189,001	£24.92			
Total		839,685	242,857		189,001		811,378		

DEFERRED SHARES [1]	Year of grant	No. of shares held on 1 Jan 2023	No. of shares awarded during 2023	Market price per share at award	No. of shares released during 2023	Market price per share at release	No. of shares held on 31 Dec 2023	Date of release
	2023		41,054	£24.920			41,054	Feb 2026
	2022	49,912		£22.725			49,912	Feb 2025
	2021	29,498		£18.660			29,498	Feb 2024
	2020	30,777		£20.725	30,777	£24.92		
Total		110,187	41,054		30,777		120,464	

(1)   Part of the AIP is paid in deferred shares released after three years. The amount at grant was already included in the AIP in the single figure table of the relevant year.

OPTIONS	Year of grant	No. of options held on 1 Jan 2023	No. of options granted during 2023	Option price on date of grant	No. of options exercised during 2023	Market price per share at exercise	No. of options held on 31 Dec 2023	Options exercisable until
	2017	85,356		£14.945			85,356	27 Feb 27
		90,116		€16.723			90,116	27 Feb 27
	2016	101,421		£12.550			101,421	15 Mar 26
		107,380		€15.285			107,380	15 Mar 26
	2015	114,584		£11.520			114,584	02 Apr 25
		120,886		€15.003			120,886	02 Apr 25
	2014	145,604		£9.245	145,604	£24.86		
		158,166		€10.286	158,166	€ 27.95		
Total		923,513					619,743	

Nick Luff

LTIP SHARES Year of grant	No. of unvested shares held on 1 Jan 2023	No. of shares awarded during 2023	Market price per share at award	No. of shares vested during 2023	Market price per share at vesting	No. of unvested shares held on 31 Dec 2023	End of performance period	Date of vesting
2023		119,175	£24.920			119,175	Dec 2025	Feb 2026
2022	127,499		£22.725			127,499	Dec 2024	Feb 2025
2021	151,487		£18.660			151,487	Dec 2023	Feb 2024
2020	133,066		£20.725	92,747	£24.92			
Total	412,052	119,175		92,747		398,161		

DEFERRED SHARES [1] Year of grant	No. of shares held on 1 Jan 2023	No. of shares awarded during 2023	Market price per share at award	No. of shares released during 2023	Market price per share at release	No. of shares held on 31 Dec 2023	Date of release
2023		24,175	£24.920			24,175	Feb 2026
2022	29,391		£22.725			29,391	Feb 2025
2021	17,370		£18.660			17,370	Feb 2024
2020	18,079		£20.725	18,079	£24.92		
Total	64,840	24,175		18,079		70,936	

(1) Part of the AIP is paid in deferred shares released after three years. The amount at grant was already included in the AIP in the single figure table of the relevant year.

OPTIONS Year of grant	No. of options held on 1 Jan 2023	No. of options granted during 2023	Option price on date of grant	No. of options exercised during 2023	Market price per share at exercise	No. of options held on 31 Dec 2023	Options exercisable until
2017	40,210		£14.945			40,210	27 Feb 27
	42,452		€16.723			42,452	27 Feb 27
2016	47,778		£12.550			47,778	15 Mar 26
	50,586		€15.285			50,586	15 Mar 26
2015	53,979		£11.520			53,979	02 Apr 25
	56,948		€15.003			56,948	02 Apr 25
2014	65,656		£9.900	65,656	£24.71		
	72,228		€11.378	72,228	€ 27.84		
Total	429,837					291,953	

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Performance graphs

The graphs below show total shareholder returns for RELX calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. RELX's performance is compared with the FTSE 100. The three-year chart covers the performance period of the 2021–2023 cycle of the LTIP.

3 years



5 years



10 years



CEO historical pay table

The table below shows the historical CEO pay over a ten-year period.

£'000	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Annualised base salary	1,104	1,131	1,160	1,189	1,218	1,249	1,280	1,312	1,345	1,379
Annual incentive payout as a % of maximum	71%	70%	68%	69%	78%	77%	65%	86%	76%	87%
Multi-year incentive vesting as a % of maximum	90%[1]	97%[1]	97%[1]	92%[1]	81%[1]	81%[1]	6%	71%	70%	100%
CEO total	17,447[2]	11,416[3]	11,399[4]	8,748[5]	9,141[6]	9,346[7]	3,980[8]	9,560[9]	8,597[10]	13,639[11]

(1) The 2019, 2018, 2017, 2016 and 2015 percentages reflect BIP, LTIP and ESOS. The 2014 percentage reflects the final tranche of the Reed Elsevier Growth Plan (REGP), BIP and ESOS.
(2) The 2014 figure includes the vesting of the second and final tranche of the REGP and includes £8.8m attributed to share price appreciation.
(3) The 2015 figure includes £4.4m attributed to share price appreciation.
(4) The 2016 figure includes £4.2m attributed to share price appreciation.
(5) The 2017 figure includes £1.7m attributed to share price appreciation.
(6) The 2018 figure includes £2.2m attributed to share price appreciation.
(7) The 2019 figure includes £2.2m attributed to share price appreciation.
(8) The 2020 figure includes £80k attributed to share price appreciation.
(9) The 2021 figure includes £1.1m attributed to share price appreciation.
(10) The 2022 figure includes £0.8m attributed to share price appreciation. The LTIP value has been updated to reflect the share price on the vesting date.
(11) The 2023 figure includes £3.4m attributed to share price appreciation.

Comparison of change in Directors' pay with change in employee pay

The UK Regulations require companies to disclose the percentage change in remuneration from 2022 to 2023 for each director compared with the employees of the listed company, excluding directors. RELX PLC has no employees and Executive Directors are the only employees of RELX Group PLC. We therefore have no data to report but have chosen to continue to report data on changes in base salary of the CEO compared with changes in base salary of a broader employee population. The salary increase for the CEO of 2.5% was below the average increase for the broader UK and US workforce, and significantly below the increases for our lower paid employees.

UK pay ratios

The UK Regulations require the disclosure of the ratio of total CEO remuneration to median (P50), 25th percentile (P25) and 75th percentile (P75) UK employee total remuneration (calculated on a full-time equivalent basis). UK employees represent less than 20% of our global employee population.

Pay ratios for total remuneration are likely to vary, potentially significantly, over time, since the CEO's total remuneration each year is driven largely by performance-related pay outcomes and is affected by share price movements. We have therefore also shown the UK ratios for the salary component.

For the purposes of the ratios below, the CEO's 2023 total remuneration is the total single figure and salary as disclosed on page 130. The P25, P50 and P75 were selected from the UK employee population as at 1 October 2023. Ratios for prior years are as disclosed in the respective reports.

Total remuneration

Year	Method	Pay ratios			All UK employees £'000		
		P25	P50	P75	P25	P50	P75
2023	A	294:1	198:1	140:1	£46	£69	£97
2022	A	188:1	129:1	89:1	£44	£64	£93
2021	A	223:1	151:1	104:1	£43	£64	£92
2020	A	98:1	67:1	46:1	£40	£59	£86
2019	A	225:1	149:1	100:1	£39	£58	£86

Salary

Year	Method	Pay ratios			All UK employees £'000		
		P25	P50	P75	P25	P50	P75
2023	A	33:1	24:1	17:1	£42	£58	£80
2022	A	34:1	25:1	18:1	£39	£55	£76
2021	A	35:1	25:1	18:1	£38	£52	£74
2020	A	35:1	25:1	18:1	£37	£52	£72
2019	A	35:1	25:1	18:1	£35	£51	£71

Slight differences compared with ratios calculated using data shown in the tables are due to rounding.

The ratios are calculated using Option A, meaning that the median, 25th and 75th percentiles were determined based on total remuneration using the single total figure valuation methodology, except for annual incentives (other than sales incentives) which are based on estimated payout as individual final payout levels are still to be finalised.

We chose Option A as we believe it is the most robust and accurate way to identify the median, 25th percentile and 75th percentile UK employee.

The Committee is satisfied that the overall picture presented by the 2023 pay ratios is consistent with the pay, reward and progression policies for the Group's UK employees.

- Salaries for all UK employees, including the Executive Directors, are set based on a wide range of factors, including market practice, scope and impact of the role and experience.

- The provision of certain benefits and the level of benefit provided vary depending on the role and level of seniority.

- Participation in annual incentive plans varies by business and reflects the culture and the nature of the business, as well as role.

- Whilst none of the comparator employees participate in the executive share plans, they do have the opportunity to receive company shares via the UK Sharesave Option Plan. A greater proportion of performance-related variable pay and share based awards applies to more senior executives, including the Executive Directors, who have a greater influence over performance outcomes.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2022 £m	2023 £m	% change
Employee costs[1]	2,906	3,108	7%
Dividends	983	1,059	8%
Share repurchases	500	800	60%

(1) Employee costs include wages and salaries, social security costs, pensions and share based and related remuneration.

Payments to past Directors and payments for loss of office (audited)

There have been no payments for loss of office in 2023.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Implementation of remuneration policy in 2024

Salary: The Committee has awarded a salary increase of 2.5% to each Executive Director, which means that, from 1 January 2024, Erik Engstrom's salary rose to £1,412,974 and Nick Luff's salary to £832,055.

Benefits: The benefits provided to the Executive Directors are unchanged for 2024.

Annual incentive: The AIP payout at target performance is 135% of base salary and the maximum 200% of base salary, with 50% of the AIP earned deferred into shares. Revenue, adjusted net profit after tax and cash flow each have a weight of 30% and non-financial a weight of 10%. Non-financial measures are focused on sustainability metrics. Details of the 2024 annual financial targets and non-financial metrics will be disclosed in the 2024 Remuneration Report.

Pension: Erik Engstrom and Nick Luff will receive cash in lieu of pension of 11% of their salary.

Share based awards: As in 2023, we will be granting LTIP awards with face values of 450% of salary to Erik Engstrom and 375% to Nick Luff in 2024. The awards are subject to a three-year performance period and the net (after tax) vested shares are to be retained for a further two-year holding period. As highlighted earlier, the level of vesting for threshold performance is reduced to 20%.

The following metrics, weightings, targets and vesting scales apply to LTIP awards granted in 2024 for the 2024–2026 cycle.

The vesting of LTIP awards is dependent on three separate performance measures: ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently.

The TSR measure comprises three comparators (sterling, euro and US dollar) reflecting the fact that RELX accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. RELX's TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

The averaging period applied for TSR measurement purposes is the three months before the start of the financial year in which the award is granted and the last three months of the third financial year of the performance period.

The companies for the TSR comparator groups for the 2024–2026 LTIP cycle were selected on the following basis (substantially unchanged from prior year):

(a) they were in a relevant market index or were the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the sterling group; the Euronext100 and Dax40 for the euro group; and the S&P 500 for the US dollar group;

(b) certain companies were then excluded:

- those with mainly domestic or single country revenues (as they do not reflect the global nature of RELX's customer base);

- those engaged in extractive industries (as they are exposed to commodity cycles); and

- financial services companies (as they have a different risk/reward profile).

(c) the remaining companies were then ranked by market capitalisation and, for each comparator group, around 50 companies with market capitalisations above and below that of RELX were taken; and

(d) relevant listed global peers operating in businesses similar to those of RELX, but not otherwise included, were added.

Vesting percentage of each third of the TSR tranche[1]	TSR ranking within the relevant TSR comparator group
0%	Below median
20%	Median
100%	Upper quartile

(1) Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The calculation methodology for the EPS and ROIC measures is set out in the 2013 Notices of Annual General Meetings, which can be found on RELX's website. The targets and vesting scales applicable to the EPS and ROIC are set out below.

Vesting percentage of EPS and ROIC tranches[1]	Average growth in adjusted EPS over the three-year performance period	Average ROIC over the three-year performance period
0%	below 5% p.a.	below 11.0%
20%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14% or above

(1) Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chair of RELX. Details of members and their attendance are contained in the Corporate Governance Review on page 118. The Chief Legal Officer and Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chair of the Committee, the CEO attends appropriate parts of the meetings. The CEO is not in attendance during discussions about his remuneration.

The Chief Human Resources Officer advised the Committee during the year.

Willis Towers Watson is the external adviser, appointed by the Committee through a competitive process. Willis Towers Watson also provided actuarial and other human resources consultancy services to some RELX companies during the year. The Committee is satisfied that the firm's advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors or act on their behalf. Willis Towers Watson is a member of the Remuneration Consultants' Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2023, Willis Towers Watson received fees of £2,500 for advice given to the Committee, charged on a time and expense basis.

Shareholder voting at 2023 Annual General Meeting

At the Annual General Meeting of RELX PLC on 20 April 2023, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Report were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Report (advisory)	1,525,608,555	95.70%	68,478,146	4.30%	1,594,086,701	2,334,705

At the Annual General Meeting of RELX PLC on 20 April 2023, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Policy were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Policy (binding)	1,528,240,789	95.87%	65,765,933	4.13%	1,594,006,722	2,416,183

Robert MacLeod
Chair, Remuneration Committee
14 February 2024

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Remuneration Policy Report

Set out in this section is the Company's Remuneration Policy for Directors, as approved by shareholders at the 20 April 2023 Annual General Meeting, and which is intended to apply for three years from the AGM and to awards granted from the first quarter of 2024. The policy is as reported in the 2022 annual report.

Remuneration policy table – Executive Directors

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Remuneration Committee (the Committee) with changes typically taking effect on 1 January. In exceptional circumstances, the Committee may review salaries more frequently.

When reviewing salaries, the Committee considers the executive's role and sustained value to the Company in terms of skill, experience and overall contribution and the Company's guidelines for salaries for all employees for the year. Periodically, competitiveness with companies which are comparable in respect of industry, size, international scope and complexity is also considered in order to ensure the Company's ability to attract and retain executives.

Performance framework

N/A

Maximum value

Salary increases will continue to be aligned with the range of increases for the wider employee population and subject to annual all-employee guidelines. However, as for all employees, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business or alignment to market level.

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Executive Directors receive pension benefits up to the value equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently 11% of base salary in the UK). The defined contribution pension plans are designed to be competitive and sustainable long-term. Any amount payable may be paid wholly or partly as cash in lieu.

Performance framework

N/A

Maximum value

The maximum value is equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently capped at 11% of base salary in the UK).

Recovery of sums paid

No provision.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements
and shareholder information

OTHER BENEFITS

Purpose and link to strategy
To provide competitive benefits at appropriate cost.

Operation
Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors' and officers' liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Performance framework
N/A

Maximum value
The maximum for ongoing benefits for Executive Directors will not normally exceed 10% of salary (excluding any one-off items, such as immigration support or relocation benefits, and any tax related charge on benefits which is met by the Company). However, the Committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual's circumstances caused by the Company, or if there is a significant increase in the cost of providing the agreed benefit.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy
The annual incentive provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the Company's strategy and create a platform for sustainable future performance. The compulsory deferral of 50% of any annual incentive earned into RELX shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests, including an element of post-termination shareholding.

Why performance measures are chosen and how targets are set
Performance measures include a balanced set of financial measures which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure. The financial targets are designed to be challenging and are set with reference to the previous year's performance and internal and external forecasts for the following year.

Performance measures may also include non-financial measures, for example linked to sustainability.

Operation
The Committee reviews and sets the financial targets and, if applicable, non-financial targets, annually, taking into account internal forecasts and strategic plans. Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of any non-financial targets. The targets and outcomes are fully disclosed in the Remuneration Report published after year end.

50% of any annual incentive earned is paid in cash to the Executive Director and the remaining 50% is deferred into RELX shares, which are released to the Executive Director after three years. Dividend equivalents accrued during the deferral period are payable in respect of the shares. On a change in control, the default position is that deferred shares are released to the Executive Director. Alternatively, the Committee may determine that deferred shares will instead be exchanged for equivalent share awards in the acquiring company.

Performance framework
The AIP includes financial measures with a weighting of at least 85% and may also include non-financial measures with a weighting of up to 15%. Each measure is assessed separately.

- The minimum payout is zero.
- Each measure is assessed independently and payout for each measure at threshold is 10% of the maximum opportunity for that measure.
- Payout for target performance is 135% of salary.

Following an assessment of financial achievement, and scoring of any non-financial measures, the Committee agrees the overall level of earned incentive for each Executive Director.

Committee discretion applies.[1,2,3]

Maximum value
The maximum potential annual incentive is 200% of annual base salary. This includes the deferred share element but excludes dividend equivalents payable in respect of the deferred shares.

Recovery of sums paid
Clawback applies.[4]

LONG-TERM INCENTIVE PLAN (LTIP)

Purpose and link to strategy

The Long-Term Incentive Plan (LTIP) is designed to provide a long-term incentive for Executive Directors to achieve the key performance measures that support the Company's strategy, and to align their interests with shareholders.

Why performance measures are chosen and how targets are set

Our strategic focus is on continuing to transform the core business through organic investment and the build-out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the LTIP are chosen to support this strategy by focusing on sustained earnings growth, return on invested capital and shareholder return.

Targets are set with regard to previous results and internal and external forecasts for the performance period and the strategic plan for the business. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

Operation

Annual awards of performance shares, with vesting subject to:

- performance measured over three financial years
- continued employment (subject to the provisions set out in the Policy on payments for loss of office section)
- meeting shareholding requirements (450% of salary for the CEO and 300% of salary for the CFO)

Executive Directors are to retain their net (after tax) vested shares for a holding period of two years after vesting. Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

On a change of control, the default position is that awards vest on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that the awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Performance framework

The performance measures are EPS, ROIC and relative TSR, weighted 40%:40%:20% respectively and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

- The minimum payout is zero.
- Each measure is assessed independently and payout for each measure at threshold is 20% of the maximum opportunity for that measure.
- Payout in line with expectations is 50% of the maximum award.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2,3]

Maximum value

The maximum grant in any year is up to 450% of base salary for the CEO and up to 375% of base salary for other Executive Directors (not including dividend equivalents).

Recovery of sums paid

Clawback applies.[4]

Notes to the Remuneration policy table

(1) **Discretion in respect of AIP and LTIP payout levels:** In determining the level of payout under the AIP and vesting under the LTIP, the Committee takes into account RELX's overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels (subject always to the maximum individual limits) if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next Remuneration Report the extent to which it has been exercised and the reasons for doing so.

(2) **Discretion to vary performance measures under the AIP and the LTIP:** The Committee may vary the financial measures applying to a current annual incentive year and performance measures for LTIP awards already granted if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.

(3) **Discretion on termination of employment under the AIP and the LTIP:** The Committee's discretion on termination of employment is described under the 'Policy on payments for loss of office' section.

(4) **Malus and clawback under the AIP and the LTIP:** Under the AIP and the LTIP, the Committee has discretion to apply malus and clawback in case of material misstatement of results or erroneous calculation in incentive payout; breach of post-termination restrictive covenants; misconduct; fraud or conduct which results in (i) significant reputational damage; (ii) material adverse effect on the financial position of the Company; or (iii) corporate failure. These apply for three years following the AIP cash payment and five years from the start of each LTIP performance period and, in the case of a breach of restrictive covenants, to the end of the restriction period. If a participant is subject to an internal investigation regarding a serious breach of any of the above matters, the vesting of their awards and the application of malus and clawback may be delayed until the outcome of that investigation.

(5) **Explanation of differences between the Company's policy on Executive Directors' remuneration and the policy for other employees:**
A larger percentage of Executive Directors' remuneration is performance related than that of other employees. All managers participate in an annual incentive plan. Participation levels, measures and targets vary according to their role, seniority and local business priorities. Senior executives may also participate in multi-year equity plans. Grant levels under the plans vary according to roles and seniority. The range and level of retirement and other benefits provided to employees vary according to local market practice.

Remuneration outcomes in different performance scenarios

The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The charts below are an illustration of how the CEO's and CFO's regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios in each chart and are based on 2023 salary, benefits as shown in the 2022 Single Total Figure table and cash in lieu of pension of 11% of base salary. Annual incentive amounts include the portion which is subject to compulsory deferral into RELX shares for three years. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no LTIP vesting. In line with expectations means AIP payout at 135% of salary (of which 50% is deferred into shares) and LTIP vesting at 50% of the award. Maximum means AIP payout at 200% of salary (of which 50% is deferred into shares) and LTIP vesting at 100% of the award. The three bars in each chart assume no share price movement. As required by the UK Regulations, assuming maximum performance achievement (as described above) and 50% share price growth over the performance period, the CEO's maximum remuneration would increase to £13.7 m and the CFO's maximum remuneration to £7.1m. Any dividend equivalents payable in respect of the AIP deferred shares and the LTIP are not included.



Shareholding requirement

The Executive Directors are subject to shareholding requirements. These are a minimum of 450% of annual base salary for the CEO and 300% of annual base salary for other Executive Directors. On joining or promotion to the Board, Executive Directors are given a period of time, typically up to five years, to build up to their requirement. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

Shares which count for shareholding purposes are shares beneficially owned by the Executive Director, their spouse, civil partner or dependent child and AIP deferred shares which are within their three-year deferral period, on a notional net of tax basis.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Approach to recruitment remuneration – Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table.

The Committee's general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. Basic salary would be set at an appropriate level for the candidate, taking into account all relevant factors. As a data analytics and technology-driven business, with over half of its revenue in the US, the Company primarily competes for talent with global information and technology companies.

The various components and the Company's approach are as follows:

REMUNERATION COMPONENTS

The remuneration would include base salary, retirement benefits, other benefits, AIP and LTIP in line with the policy table, taking into account the principles set out above.

COMPENSATION FOR FORFEITED ENTITLEMENTS

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash and share based awards. Malus and clawback provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption from shareholder approval in the UK Listing Rules.

RELOCATION ALLOWANCES AND EXPENSES

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

Policy on payments for loss of office

In line with the Company's policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director's employment is terminated will affect the Committee's determination of any payment for loss of office, but it expects to apply the principles outlined in the table on the next page. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the Company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Policy on payments for loss of office (continued)

GENERAL[1]	INCENTIVES

Mutually agreed termination/termination by the Company other than for cause[2]
(includes retirement with customary notice)

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Salary: Payment of up to 12 months' salary to reflect the notice period or payment in lieu of notice.

Other benefits: Where possible, benefits would be continued for up to the duration of any unworked period of notice (not exceeding the maximum stated in the policy table) or the Executive Director would receive a cash payment (not exceeding the cost to the Company of providing those benefits).

Pension: Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension scheme for members leaving Company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other: The Company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The Company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill-health or death, the Committee reserves the right to vary the treatment outlined in this section.

Annual incentive: Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable (subject to the deferral provisions), with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The Company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any unworked period of notice). AIP deferred shares would be released to the Executive Directors in full at the end of the deferral period. The annual incentive clawback provisions would apply.

LTIP: The default position is that unvested LTIP awards would be pro-rated to reflect time employed and would vest subject to performance measured at the end of the relevant performance period and subject to the Executive Director continuing to meet their full shareholding requirement for two years after the termination date. The Committee has discretion to allow unvested LTIP awards to vest earlier and to adjust the application of time pro-rating and performance conditions, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting ceases to apply on termination of employment.

Employee instigated resignation
The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would be entitled to receive an annual incentive for a completed previous year (subject to the deferral provisions), but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Any AIP deferred shares would be released to the Executive Director in full at the end of the deferral period. Annual incentive clawback provisions would apply.

LTIP: All outstanding LTIP awards would lapse on the date of notice.

Dismissal for cause
The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday but would not receive any payments for loss of office.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would not receive any unpaid annual incentive. Any AIP deferred shares lapse on the date of dismissal.

LTIP: All outstanding LTIP awards would lapse on the date of dismissal.

---

(1) In addition to what is set out in this section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his 'Retirement Account'.

(2) In cases where the approved leaver treatment applies, the AIP and LTIP have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would only expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Remuneration policy table – Non-Executive Directors

FEES

Purpose and link to strategy

To enable RELX to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Board and Committees of a global business which is listed in London, Amsterdam and New York.

Operation

RELX Chair: Receives an aggregate annual fee with no additional fees, for example, Committee Chair fees. The Committee determines the Chair's fee on the advice of the Senior Independent Director.

Other Non-Executive Directors: Receive an annual fee with additional fees payable as appropriate for specific roles and duties. These additional fees include fees for the Senior Independent Director and Committee Chairs, for membership of Board Committees, as well as a workforce engagement fee and international travel fees. In future, other fees may be payable, for example attendance fees. The Board determines the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Periodically, comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies.

Maximum value

The aggregate annual fee limit for fees paid to the Chair and the Non-Executive Directors is £2m. Additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, are not subject to this maximum limit.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits, car benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits.

Maximum value

There is no prescribed maximum amount.

Approach to recruitment remuneration – Non-Executive Directors

Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the Company's remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office – Non-Executive Directors

In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month's fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment

There are no further obligations in the Directors' service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All Directors' service contracts and letters of appointment are available for inspection at the Company's registered office. The Executive Directors' service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the Company

When the Committee reviews the Executive Directors' salaries annually, it takes into account the Company's guidelines for salaries for all employees in the Company's major operating locations for the forthcoming year. The Committee also considers market practice in the FTSE 30 as well as pay practices of other global information and technology companies when determining the quantum and structure of Directors' pay.

The Committee annually reviews various aspects of workforce remuneration and related policies in order to deepen its understanding of pay structures throughout the organisation.

Our designated Non-Executive Director responsible for workforce engagement meets with employees representing our global employee population in order to understand a wide range of employee views on a variety of topics. The feedback is reported back to the Board at least once per year and forms part of the Board's discussions and decision making. As part of this process, the Non-Executive Director explains how executive remuneration aligns with wider pay policy.

Consideration of shareholder views

Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. The Committee took into account feedback received from shareholders since the prior policy was approved when reviewing the current policy.

Previous remuneration policies and prior commitments

Any payments which are still to be made under arrangements made and awards granted under previous remuneration policies will be made consistent with the applicable policy. The provisions of the previous policies which relate to arrangements and awards granted under those previous policies will therefore continue to apply until all payments in relation to those arrangements and awards have been made. The Committee also reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to the approval of the 2013 or 2016 policy or prior to an individual being appointed as a Director.

Minor amendments

The Committee may make minor amendments for regulatory, tax or administrative purpose.

Report of the Audit Committee

This report has been prepared by the Audit Committee and has been approved by the Board. It provides an overview of the membership, responsibilities and activities of the Committee.

Membership

The Committee comprises independent Non-Executive Directors. The members of the Committee who served during the year were:

- Suzanne Wood (Chair)
- Alistair Cox
- June Felix
- Charlotte Hogg
- Andrew Sukawaty

Of the current members of the Committee, Suzanne Wood, a Certified Public Accountant, is considered to have significant, recent and relevant financial experience.

The Committee as a whole is deemed to have competence relevant to the sectors in which RELX operates.

Please see pages 108 and 109 for full profiles of Audit Committee members.

Responsibilities

The main role and responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities regarding:

- the integrity of the interim and full-year financial statements and financial reporting processes
- risk management and internal controls, and effectiveness of internal auditors
- the performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of Ernst & Young LLP (EY)

The Committee reports to the Board on its activities, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of the Audit Committee are reviewed annually and a copy is published on the RELX website, **www.relx.com**

Financial reporting

In discharging its responsibilities in respect of the 2023 interim and full-year financial statements, the Committee reviewed the following:

AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION	NOTE AND PAGE REFERENCE IN ANNUAL REPORT
Specific areas of significant accounting judgement and estimation, as set out in note 1 on page 171, reviewed and challenged by the Committee were:	
• Capitalisation of internally developed intangible assets: The capitalisation of costs related to the development of new products and business infrastructure, together with the useful economic lives applied to the resulting assets, requires the exercise of judgement. The Committee received reports from the Group Financial Controller on the amounts capitalised and asset lives selected for major projects and outcome of impairment assessment performed.	Note 14 190-192
• Defined benefit pension obligation: The valuation of pension scheme liabilities is subject to judgement and estimation. The discount rate, inflation rate and mortality assumptions may have a material effect in determining the defined benefit pension obligation and costs which are reported in the financial statements. The Committee received and discussed regular reports from the Group Financial Controller on the methodology and the basis of the assumptions used.	Note 6 177-181

The Committee discussed and challenged management's assessment and was satisfied that all judgements and estimations had been appropriately made and the financial statement disclosures were appropriate.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

OTHER AREAS OF FOCUS	PAGE REFERENCE IN ANNUAL REPORT

Other areas discussed by the Committee during the year were:

- Taxation: The valuation of provisions in relation to uncertain tax positions involves estimation. The Committee received and discussed reports from the Head of Tax on the potential liabilities identified and assumptions used.   182-185

- Carrying value of goodwill and intangible assets: The judgements and estimates in respect of asset carrying values relate to the assumptions underlying the value in use calculations such as discount rates and long-term growth assumptions. The Committee received and discussed reports from the Group Financial Controller on the methodology, the basis of assumptions used and headroom resulting from the annual impairment assessment   190-192

- Acquired intangible assets: The identification of separate intangible assets on acquisition requires judgement. Estimation is required in determining the future cash flows and discount rates used to value these assets. The Committee received and discussed reports from the Group Financial Controller on the methodology and the basis of the assumptions used   190-192

- Financing: Judgement is required in assessing the sufficiency and adequacy of current and future liquidity and funding requirements of the Group. The Committee received and discussed reports from the Group Treasurer on the Group's financing including the issue of €750m euro-denominated term debt with a coupon of 3.75% and maturity of eight years, extension of the maturity date on the $3bn revolving credit facility to April 2026 and redemption of a $200m bond and related swap maturing in August 2027. See below for further information in respect of the Committee's review of the going concern and viability assessments and related disclosure   194-198

The Committee was satisfied that all the above items had been appropriately considered and presented in the Annual Report.

DISCLOSURE AND PRESENTATION	PAGE REFERENCE IN ANNUAL REPORT

As well as considering the Annual Report as a whole (see 'Fair, balanced and understandable' section below) the Committee focused on the following areas of disclosure and presentation:

- Reviewed the critical accounting policies and compliance with applicable accounting standards, reviewed other disclosure requirements and received regular update reports on accounting and regulatory developments   171-172

- Reviewed the disclosures made in relation to internal control, risk management, the going concern statement and the viability statement. The Committee received and discussed reports from the Group Treasurer on the processes undertaken and assumptions used in formulating these disclosures   98-103

- The going concern and viability statements were subject to an in-depth review, including a detailed review and challenge of the various adverse scenarios modelled to ensure that the statements made in relation to going concern and viability are robust   104-105

- Considered the calculation and presentation of alternative performance measures in the Annual Report and Financial Statements and results announcement, including associated reconciliations to GAAP measures   222-230

- Reviewed the disclosures made in the Annual Report which incorporates the Corporate Responsibility Report. This includes disclosures in respect of the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations   38-89

The Committee was satisfied that all relevant disclosures have been appropriately made.

FAIR, BALANCED AND UNDERSTANDABLE

The Committee considered whether the 2023 Annual Report is fair, balanced and understandable. In making this assessment, the Committee considered the following areas:

- The process for preparing the Annual Report, including the contributors, the internal review process and how feedback is addressed throughout the process

- The business review narratives presented for each business area

- The discussion of reported and underlying results throughout the report

The Committee was satisfied that, taken as a whole, the Annual Report is fair, balanced and understandable. This conclusion has been reported to the Board.

The Committee also received detailed written reports from the external auditors on these matters and discussed all areas with both management and the external auditors. The Committee was satisfied with the explanations provided and conclusions reached.

Risk management and internal controls

With respect to their oversight of risk management and internal controls, the Committee has:

- received and discussed regular reports summarising the status of the Group's risk management activities, identification of emerging risks and actions to mitigate risks, and the findings from internal audits and status of actions agreed with management. Areas of focus in 2023 included: cyber security (including the ability to prevent, respond to and recover from a cyber-attack or ransomware attack); data privacy; the operational, financial and IT control environment; the use of technology including machine learning; regulatory compliance; business continuity and resilience (including supplier resilience and plans for extreme weather events); the ability to adapt to geopolitical, economic and market conditions; integrity of published Corporate Responsibility data; and continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting

- received regular updates from the Group Financial Controller and Group Treasurer on the Group's financial position including on liquidity, extension of maturity of the revolving credit facility to April 2026, bond issue, early redemption of a bond, credit ratings and ability to access debt capital markets, changes to the regulatory reporting landscape including the EU's Corporate Sustainability Reporting Directive, risk management and compliance with treasury policies, and pension arrangements and funding

- received presentations from the Head of Tax on tax matters and the Group's tax principles

- reviewed and approved the internal audit plan for 2024 and monitored execution of the 2023 plan, including progress in respect of actions agreed

- received presentations from the Chief Compliance Officer on the compliance programmes, including the operation of the RELX Code of Conduct, training programmes and whistleblowing arrangements

- received presentations from the Chief Legal Officer on legal issues and claims

- received an update from the Group Financial Controller in respect of the 'Audit Committees and the External Audit: Minimum Standard' published by the Financial Reporting Council in May 2023. The RELX Audit Committee, as it currently operates, already aligns with most of the requirements and will continue to monitor future developments in this area with respect to disclosures to be included in future reports by the Audit Committee on a 'comply or explain basis'

- participated in a series of 'deep dive' briefing sessions with senior management from each of the Business Areas on a range of topics

- received comprehensive briefings from the external auditor and RELX management on the UK Government's proposed measures on Corporate Reform and the Financial Reporting Council's proposed revisions to the UK Corporate Governance Code and other regulatory matters

Committee meetings

The Committee met four times during 2023. The Audit Committee meetings are typically attended by the Board Chair, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, the Chief Legal Officer, the Head of Internal Audit & Assurance (IAA), and audit partners from the external auditors.

External audit effectiveness and independence

The Group has a well-established policy on audit effectiveness and independence of auditors that sets out among other things: the responsibilities of the Audit Committee in the selection of auditors to be proposed for appointment or re-appointment and for agreement on the terms of their engagement, scope and remuneration; the auditor independence requirements and the policy on the provision of non-audit services; the rotation of audit partners and staff; and the conduct of meetings between the auditors and the Audit Committee.

The Committee's policy on the use of the external auditor to provide non-audit services is in accordance with applicable laws and takes into account the relevant ethical guidance for auditors. Any permissible non-audit services must be pre-approved by the Chief Financial Officer and above £50,000, by the Chair of the Audit Committee. All non-audit services provided and fees are presented to the Committee on a regular basis.

The policy is available on the website, **www.relx.com**.

The Committee has conducted its review of the performance of the external auditors and effectiveness of the external audit process for the year ended 31 December 2023. The review included:

- an assessment of the quality of the auditor's reporting to and interaction with the Audit Committee

- review of the completion of the audit plan and changes to risks identified or work performed

- a discussion with EY on data analytics tools used in the audit;

- consideration of public reports by regulatory authorities on key EY member firms and their view on the effectiveness of EY's audits

- a survey of key stakeholders across RELX evaluating the performance of each audit team

The Audit Committee holds private meetings with the external auditor to encourage open and transparent feedback. The Chair of the Committee also met with the external auditors outside of Committee meetings supporting effective and timely communication.

Based on this review, the Audit Committee was satisfied with the performance of the auditors and the effectiveness of the audit process. The external auditors have confirmed their independence and compliance with the policy on auditor independence to the Audit Committee.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Non-audit services

The external auditors are precluded from engaging in non-audit services that would compromise their independence or violate any professional requirements or regulations affecting their appointment as auditors. The auditors may, however, provide non-audit services which do not conflict with their independence.

The Committee has reviewed and agreed the non-audit services provided in 2023 together with the associated fees. The non-audit services provided in 2023 were very limited and, in line with the latest FRC guidance, linked to audit work such as a bond issue and corporate responsibility data assurance.

The total fees payable to EY for the year ended 31 December 2023 were £9.1m of which £0.7m related to non-audit work. Further details are provided in note 4 to the financial statements.

The non-audit fees remain below the 70% threshold as per the most recent FRC guidance.

Auditor appointment

EY were first appointed auditor of RELX PLC for the financial year ended 31 December 2016. The auditor is required to rotate the lead audit partner responsible for the engagement every five years. The year ended 31 December 2023 was the third year for the lead audit partner, Colin Brown. The Audit Committee confirms that they were in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2023. In accordance with the terms of this Order, RELX anticipates that it will conduct a competitive tender process during 2024 with respect to the audit for the year ended 31 December 2026. The Committee believes this approach is in the best interests of shareholders and will provide sufficient time to allow for an orderly transition in the event of a change in auditor.

Having considered the summary set out above relating to the effectiveness and independence of EY, the Committee was satisfied and has recommended to the Board that a Resolution to re-appoint EY as auditors for the year ending 31 December 2024 be proposed at the 2024 AGM which the Board has accepted and endorsed.

Internal audit

The Audit Committee's terms of reference requires an annual review of internal audit effectiveness. RELX has an established Internal Audit function governed by a formal charter which requires an external assessment at least once every five years to consider and report on conformance with the Institute of Internal Auditors International Professional Practices Framework (IPPF) and UK Chartered Institute of Internal Auditors Internal Audit Code of Practice (CoP).

An external assessment of internal audit was carried out in 2022. The assessment identified areas of enhancement related to strategy, planning, operational excellence, and talent. All recommendations have been implemented.

The Audit Committee annually receives and considers a report from the Head of IAA on: the independence of the internal audit activity; a review of the IAA Charter; conformance with the mandatory elements of the IPPF and CoP; and the results of its quality assurance and improvement programme.

Audit Committee effectiveness

The effectiveness of the Audit Committee was reviewed as part of the 2023 evaluation of the Board which confirmed that the Committee continues to function effectively. Details of the evaluation are set out on page 112.

Suzanne Wood
Chair of the Audit Committee
14 February 2024

Directors' Report

The Directors Report for the year ended 31 December 2023 has been prepared in accordance with the requirements of the Companies Act 2006 (the Act), the UK Listing Rules (the LRs) and Disclosure Guidance and Transparency Rules (the DTRs). The Directors' Report, together with the Strategic Report on pages 2 to 105, forms the management report for the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules 4.1.5R(2) and 4.1.8R.

For the purposes of the Directors' Report, RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX' or the 'Group'. RELX PLC (the Company) is a public company, limited by shares, and registered in England and Wales under registered number 77536. The Company's registered office is 1-3 Strand, London, WC2N 5JR.

Other disclosures
Certain information required by the Act, LRs and DTRs is disclosed elsewhere in this Annual Report and incorporated by reference into this Director's Report in Table 1.

Table 1

Disclosure	Page(s)
Names of Directors during the year	118
Corporate governance statement	112 to 124
Dividends	96 and 189
Financial instruments, financial risk management and hedging arrangements	194 to 200
Future developments	2 to 37
Employee engagement	54 to 59 and 120
Engagement with customers, suppliers and others	60 to 72, 119 to 122
Employment of disabled persons	57
Greenhouse gas emissions and energy consumption	73 to 81 and 89

Articles of Association
Amendment
The Company's Articles of Association (the Articles) may only be amended by a special resolution of shareholders passed at a general meeting of the Company.

Directors

Appointment and replacement of directors
The appointment, re-appointment and replacement of Directors is governed by the Articles, the Companies Act 2006 and related legislation. Shareholders maintain their right to appoint and re-appoint Directors by way of an ordinary resolution in accordance with the Articles. The Directors may appoint additional or replacement Directors, who may only serve until the following AGM of the Company, at which time they must retire and, if appropriate, seek election by the Company's shareholders. A Director may be removed from office by the Company as provided for by applicable law, in certain circumstances set out in the Articles, and at a general meeting of the Company by the passing of an ordinary resolution.

The Articles provide for a Board of Directors consisting of not fewer than five, but not more than 20 Directors, who manage the business and affairs of the Company.

Powers of directors
Subject to the provisions of the Companies Act 2006, the Articles and any directions given by special resolutions, the business of the Company shall be managed by the Board which may exercise all the powers of the Company.

Directors' indemnities
In accordance with its Articles, the Company has granted its Directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. This indemnity was in place for Directors that served at any time during the 2023 financial year, and also for each serving Director as at the date of approval of this report. The Company also purchased, and maintained throughout the year, directors' and officers' liability insurance in respect of its Directors.

Shares
Share capital
The Company's issued share capital comprises a single class of ordinary shares of 14 $\frac{51}{116}$ p each listed on the London and Amsterdam Stock Exchanges. The Company also has securities in the form of American Depositary Shares traded on the New York Stock Exchange. All issued shares are fully paid up and rank pari passu.

The Company's share capital as at the 31 December 2023 and details of share capital movements during the year are set out in Note 23 to the consolidated financial statements.

Rights and obligations
The rights of holders of ordinary shares in the Company, in addition to those conferred under UK law, are set out in the Company's Articles which are available at **www.relx.com**. In summary, holders of ordinary shares are entitled to: one vote for each ordinary share held; the right to attend and speak at general meetings of the Company or to appoint one or more proxies or, if they are a corporation, a corporate representative; and to exercise their voting rights.

At a general meeting, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). On a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which he/she is the holder. Proxy appointments and voting instructions must be received by the Company's registrars not less than 48 hours before the general meeting.

Restrictions on the transfer of shares
There are no restrictions on the sale or transfer of ordinary shares in the Company, or on the size of a holding. The Company is not aware of any agreements between shareholders that may result in a restriction in the transfer of shares or voting rights.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Authority to purchase own shares

At the Company's 2023 AGM, shareholders passed a resolution authorising the purchase of up to 193,584,144 ordinary shares in the Company (representing approximately 10% of the issued ordinary shares) by way of market purchase. This authority will expire at the 2024 AGM, when a resolution to renew the authority to purchase Company shares will be submitted to shareholders. During the year, 30,912,126 ordinary shares of 14 $^{51}/_{116}$ p each (representing 1.6% of the ordinary shares in issue at 31 December 2023) were purchased by the Company for a total consideration of £800m, including expenses, and subsequently transferred to be held in treasury. A further 4,627,481 shares were purchased between 2 January 2024 and the date of this report. On 7 December 2023, the Company cancelled 31m ordinary shares held in treasury. Therefore, as at 31 December 2023 there were 19,712,193 ordinary shares held in treasury, representing 1% of the ordinary shares in issue. The purpose of the share buyback programme is to reduce the capital of the Company.

Share issuance

At the 2023 AGM, shareholders passed a resolution authorising the Directors to issue shares for cash on a non-pre-emptive basis up to a nominal value of £13,784,103, representing approximately 5% of the Company's issued share capital, and authorising the Directors to issue up to an additional 5% of the issued share capital for cash on a non-pre-emptive basis in connection with an acquisition or specified investment. Since the 2023 AGM, no shares have been issued under this authority. The shareholder authority also permits the Directors to issue shares in order to satisfy entitlements under employee share plans and details of such allotments are described below.

During the year, 3,027,517 ordinary shares in the Company were issued in order to satisfy entitlements under employee share plans as follows: 669,028 under the UK SAYE Share Option Scheme at prices between 1,178p and 1,976p per share; 153,166 under the legacy Dutch Debenture Scheme at prices between 9.561 EUR and 19.39 EUR , which is satisfied by way of Company shares; and 2,205,323 under executive share option schemes at prices between 734.5p and 2,492p per share.

Substantial share interests

As at 31 December 2023, the Company had received the following notifications of interests in its share capital pursuant to Rule 5 of the Disclosure and Transparency Rules (DTRs):

	% of voting rights	Date of notification
BlackRock, Inc	9.67%	17 May 2022
Invesco Ltd.	4.99%	1 October 2019

The percentage interests stated above are as disclosed at the date on which the interests were notified to the Company and, as at the date of this report, the Company had not received any further notifications under DTR 5. These percentages do not reflect changes to the Company's total voting rights since the date of notification or any subsequent changes to share interests not notified to the Company under DTR 5 and therefore may not reflect the interests held as at 31 December 2023, or at the date of this report.

Employee Benefit Trust

As at 31 December 2023, the Employee Benefit Trust trustee held an interest in 5,663,529 ordinary shares in the Company, representing 0.3% of the issued ordinary shares. The trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Other information

Branches

Our activities and interests are operated through subsidiaries, branches of subsidiaries, joint arrangements and associates which are subject to the laws and regulations of many different jurisdictions.

Disclosures required under UK Listing Rule 9.8.4

The information required by Listing Rule 9.8.4 is set out on the pages below:

Information required	Page
(1) Interest capitalised by the Group	n/a
(2) Publication of unaudited financial information	n/a
(4) Long-term incentive schemes	n/a
(5) Waiver of emoluments by a director	n/a
(6) Waiver of future emoluments by a director	n/a
(7) Non pro-rata allotments for cash (issuer)	n/a
(8) Non pro-rata allotments for cash (major subsidiaries)	n/a
(9) Parent participation in a placing by a listed subsidiary	n/a
(10) Contracts of significance	n/a
(11) Provision of services by a controlling shareholder	n/a
(12) Shareholder waiver of dividends	189
(13) Shareholder waiver of future dividends	189
(14) Agreements with controlling shareholders	n/a

Significant agreements and change of control

There are a number of borrowing agreements including credit facilities that, in the event of a change of control of RELX PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate. There are no arrangements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs specifically because of a takeover, merger or amalgamation with the exception of provisions in the Company's share plans which could result in options or awards vesting or becoming exercisable on a change of control. No contract existed during the year in relation to the Company's business in which any Director was materially interested.

Political donations

RELX does not make donations to UK or European Union (EU) political organisations or incur UK or EU political expenditure. In the US, Group companies donated £152,366 (2022: £142,047) to political organisations. In line with US law, these donations were not made at the federal level, but only to candidates and political parties at state and local levels.

Research and development
RELX undertakes research and development activities in the areas of machine learning, natural language processing, predictive analytics, content search, and other technologies to innovate and enhance our product offering and customer experience across our business areas.

2024 AGM
The next AGM of the Company will be held at 9.30 am on Thursday, 25 April 2024 at Lexis House, 30 Farringdon Street, London EC4A 4HH.

Auditor reappointment
Resolutions for the re-appointment of Ernst & Young LLP as auditor of the Company and to authorise the Audit Committee, on behalf of the Board, to determine the external auditor's remuneration, will be put to shareholders at the Company's 2024 AGM.

Disclosure of information to auditors
Each of the directors in office as at the date of this Annual Report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

- he/she has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Statement of Directors' responsibilities
The Directors are responsible for preparing the Annual Report and financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared consolidated financial statements in accordance with International Accounting Standards (IAS) in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Directors have elected to prepare the individual Company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework.

Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Company and of the Group for that period.

In preparing the individual Company's financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- state whether Financial Reporting Standard 101 Reduced Disclosure Framework has been followed, subject to any material departures being disclosed and explained in the financial statements; and

- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

In preparing the Group financial statements, IAS 1 requires that Directors:

- select suitable accounting policies and then apply them consistently;

- properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures when compliance with the specific requirements of IFRS are insufficient to enable users to understand the impact of particular transactions or other events and conditions on the entity's financial position and financial performance; and

- make an assessment of the Group's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the Annual Report and financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for preparing a Strategic report, Directors' report, Annual report on remuneration, and Corporate governance report in compliance with applicable laws and regulations. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors confirms that, to the best of their knowledge:

- the consolidated financial statements, prepared in accordance with UK-adopted IAS in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

- the individual Company financial statements, prepared in accordance with Financial Reporting Standard 101 'Reduced Disclosure Framework' (FRS 101), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

- the Strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces; and

- the Annual Report and Financial Statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

By order of the Board

Henry Udow
Company Secretary
14 February 2024

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Financial statements and other information





Overview

Market segments

Corporate Responsibility

Financial review

Governance

**Financial statements
and shareholder information**

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Overview

Market segments

Corporate Responsibility

Financial review

Governance

**Financial statements
and shareholder information**

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Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2021 £m	2022 £m	2023 £m
Revenue	2	7,244	8,553	**9,161**
Cost of sales		(2,562)	(3,045)	**(3,216)**
Gross profit		4,682	5,508	**5,945**
Selling and distribution costs		(1,197)	(1,385)	**(1,459)**
Administration and other expenses		(1,630)	(1,819)	**(1,850)**
Share of results of joint ventures and associates		29	19	**46**
Operating profit	2, 3	1,884	2,323	**2,682**
Finance income	7	8	4	**8**
Finance costs	7	(150)	(205)	**(323)**
Net finance costs		(142)	(201)	**(315)**
Disposals and other non-operating items	8	55	(9)	**(72)**
Profit before tax		1,797	2,113	**2,295**
Current tax		(422)	(534)	**(575)**
Deferred tax		96	53	**68**
Tax expense	9	(326)	(481)	**(507)**
Net profit for the year		1,471	1,632	**1,788**
Attributable to:				
Shareholders		1,471	1,634	**1,781**
Non-controlling interests		-	(2)	**7**
Net profit for the year		1,471	1,632	**1,788**

Earnings per share

FOR THE YEAR ENDED 31 DECEMBER		2021 £m	2022 £m	2023 £m
Basic earnings per share				
RELX PLC	10	76.3p	85.2p	**94.1p**
Diluted earnings per share				
RELX PLC	10	75.8p	84.7p	**93.6p**

Consolidated statement of comprehensive income

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

FOR THE YEAR ENDED 31 DECEMBER	Note	2021 £m	2022 £m	2023 £m
Net profit for the year		1,471	1,632	**1,788**
Items that will not be reclassified to profit or loss:				
Actuarial gains/(losses) on defined benefit pension schemes	6	321	164	**(75)**
Tax on items that will not be reclassified to profit or loss	9	(48)	(43)	**19**
Total items that will not be reclassified to profit or loss		273	121	**(56)**
Items that may be reclassified subsequently to profit or loss:				
Exchange differences on translation of foreign operations		223	427	**(285)**
Fair value movements on cash flow hedges	17	10	(18)	**29**
Transfer to profit from cash flow hedge reserve	17	(9)	(17)	**18**
Tax on items that may be reclassified to profit or loss	9	(1)	8	**(12)**
Total items that may be reclassified to profit or loss		223	400	**(250)**
Other comprehensive income/(loss) for the year		496	521	**(306)**
Total comprehensive income for the year		1,967	2,153	**1,482**
Attributable to:				
Shareholders		1,967	2,155	**1,475**
Non-controlling interests		-	(2)	**7**
Total comprehensive income for the year		1,967	2,153	**1,482**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2021 £m	2022 £m	2023 £m
Cash flows from operating activities				
Cash generated from operations	11	2,476	3,061	**3,370**
Interest paid (including lease interest)		(119)	(169)	**(303)**
Interest received		1	4	**9**
Tax paid (net)		(342)	(495)	**(619)**
Net cash from operating activities		2,016	2,401	**2,457**
Cash flows from investing activities				
Acquisitions	11	(254)	(394)	**(124)**
Purchases of property, plant and equipment		(28)	(36)	**(30)**
Expenditure on internally developed intangible assets		(309)	(400)	**(447)**
Purchase of investments		(8)	(66)	**(8)**
Proceeds from disposals of property, plant and equipment		5	-	**7**
Gross proceeds from business disposals and sale of investments		220	19	**21**
Payments on business disposals		(30)	(15)	**(9)**
Dividends received from joint ventures and associates		20	33	**21**
Net cash used in investing activities		(384)	(859)	**(569)**
Cash flows from financing activities				
Dividends paid to shareholders	13	(920)	(983)	**(1,059)**
Distributions to non-controlling interests		(10)	(9)	**(7)**
(Decrease)/increase in short-term bank loans, overdrafts and commercial paper	11	(200)	(101)	**84**
Issuance of term debt	11	-	397	**651**
Repayment of term debt	11	(431)	(35)	**(847)**
Repayment of leases	11	(93)	(79)	**(72)**
Receipts in respect of subleases	11	17	1	**2**
Disposal of non-controlling interest		-	(1)	**-**
Repurchase of ordinary shares	23	-	(500)	**(800)**
Purchase of shares by Employee Benefit Trust	23	(1)	(50)	**(50)**
Proceeds on issue of ordinary shares		32	26	**41**
Net cash used in financing activities		(1,606)	(1,334)	**(2,057)**
Increase/(decrease) in cash and cash equivalents	11	26	208	**(169)**
Movement in cash and cash equivalents				
At start of year		88	113	**334**
Increase/(decrease) in cash and cash equivalents		26	208	**(169)**
Exchange translation differences		(1)	13	**(10)**
At end of year		113	334	**155**

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2022 £m	2023 £m
Non-current assets			
Goodwill	14	8,388	**8,023**
Intangible assets	14	3,524	**3,238**
Investments in joint ventures and associates	15	159	**178**
Other investments	15	127	**97**
Property, plant and equipment	16	126	**99**
Right-of-use assets	22	145	**113**
Other receivables		5	**1**
Deferred tax assets	9	146	**128**
Net pension assets	6	129	**119**
Derivative financial instruments	17	11	**47**
		12,760	**12,043**
Current assets			
Inventories and pre-publication costs	18	309	**318**
Trade and other receivables	19	2,405	**2,323**
Derivative financial instruments	17	21	**34**
Cash and cash equivalents	11	334	**155**
		3,069	**2,830**
Assets held for sale		-	**44**
		3,069	**2,874**
Total assets		15,829	**14,917**
Current liabilities			
Trade and other payables	20	4,017	**3,971**
Derivative financial instruments	17	33	**16**
Debt	21	870	**1,313**
Taxation	9	249	**163**
Provisions		18	**13**
		5,187	**5,476**
Liabilities associated with assets held for sale		-	**14**
		5,187	**5,490**
Non-current liabilities			
Derivative financial instruments	17	236	**131**
Debt	21	5,860	**5,184**
Deferred tax liabilities	9	590	**473**
Net pension obligations	6	184	**182**
Other payables		3	**11**
Provisions		15	**7**
		6,888	**5,988**
Total liabilities		12,075	**11,478**
Net assets		3,754	**3,439**
Capital and reserves			
Share capital	23	279	**275**
Share premium		1,517	**1,558**
Shares held in treasury	23	(414)	**(553)**
Translation reserve		677	**392**
Other reserves	24	1,717	**1,788**
Shareholders' equity		3,776	**3,460**
Non-controlling interests		(22)	**(21)**
Total equity		3,754	**3,439**

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 14 February 2024. They were signed on its behalf by:

N L Luff
Chief Financial Officer

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the year		-	-	-	223	1,744	1,967	-	1,967
Dividends paid	13	-	-	-	-	(920)	(920)	(10)	(930)
Issue of ordinary shares, net of expenses	23	-	32	-	-	-	32	-	32
Repurchase of ordinary shares		-	-	(1)	-	-	(1)	-	(1)
Increase in share based remuneration reserve (including tax)		-	-	-	-	55	55	-	55
Settlement of share awards		-	-	12	-	(12)	-	-	-
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the year		-	-	-	427	1,728	2,155	(2)	2,153
Dividends paid	13	-	-	-	-	(983)	(983)	(9)	(992)
Issue of ordinary shares, net of expenses	23	-	26	-	-	-	26	-	26
Repurchase of ordinary shares		-	-	(650)	-	-	(650)	-	(650)
Purchase of shares by the employee benefit trust	23	-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares	23	(7)	-	1,127	-	(1,120)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	47	47	-	47
Settlement of share awards		-	-	35	-	(35)	-	-	-
Disposal of non-controlling interest		-	-	-	-	(1)	(1)	-	(1)
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(3)	(3)
Balance at 1 January 2023		**279**	**1,517**	**(414)**	**677**	**1,717**	**3,776**	**(22)**	**3,754**
Total comprehensive income for the year		-	-	-	(285)	1,760	1,475	7	1,482
Dividends paid	13	-	-	-	-	(1,059)	(1,059)	(7)	(1,066)
Issue of ordinary shares, net of expenses	23	–	41	-	-	-	41	-	41
Repurchase of ordinary shares		-	-	(800)	-	-	(800)	-	(800)
Purchase of shares by the employee benefit trust	23	-	-	(50)	-	-	(50)	-	(50)
Cancellation of shares	23	(4)	-	677	-	(673)	-	-	-
Increase in share based remuneration reserve (including tax)		-	-	-	-	77	77	-	77
Settlement of share awards		-	-	34	-	(34)	-	-	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	1	1
Balance at 31 December 2023		**275**	**1,558**	**(553)**	**392**	**1,788**	**3,460**	**(21)**	**3,439**

Notes to the consolidated financial statements
for the year ended 31 December 2023

1 Basis of preparation and accounting policies

Basis of preparation
The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'. In preparing the consolidated financial statements, subsidiaries are accounted for under the acquisition method and investments in joint ventures and associates are accounted for under the equity method. All intra-group transactions and balances are eliminated.

On acquisition of a subsidiary, or interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. Adjustments are made to bring accounting policies into line with those of the Group. The results of subsidiaries sold or acquired are included in the consolidated financial statements up to or from the date that control passes from or to the Group. Non-controlling interests in the net assets of the Group are identified separately from shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the consolidated financial information for the year ended 31 December 2023. As part of the going concern assessment the directors considered the sufficiency of the Group's liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2025. Please refer to page 105 for further disclosure in respect of going concern.

In preparing the Group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the Group's operations, and the use of the Group's products, have a relatively low environmental impact, no issues were identified that would impact the carrying values of such assets or have any other material impact on the financial statements.

Accounting policies
The Group's consolidated financial statements are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies under IFRS are included in the relevant notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements and are unchanged from those applied in preparing the consolidated financial statements for the year ended 31 December 2022.

Foreign exchange translation
The consolidated financial statements are presented in sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated using the exchange rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies, as set out on pages 194 to 200.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction.

Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period. The Group uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of the Group's accounting policies in respect of derivative financial instruments are set out on page 194.

Critical judgements and key sources of estimation uncertainty
The preparation of financial statements requires management to make judgements and estimates in the application of accounting policies used to report the financial position, results and cash flows of the Group. The actual outcome may differ to these estimates.

The critical judgements and key sources of estimation uncertainty are summarised below. Further detail is provided in the notes to the financial statements as referenced.

Critical judgements
- Capitalisation of development spend: assessing the potential value of a development project, determining the costs which are eligible for capitalisation and the selection of appropriate asset lives (see note 14)

Key sources of estimation uncertainty
- Defined benefit pension obligation: determining an appropriate rate at which the future pension payments are discounted, mortality and inflation assumptions (see note 6)

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements
and shareholder information

1 Basis of preparation and accounting policies (continued)

Other areas of judgement and accounting estimates
The consolidated financial statements include other areas of judgement and accounting estimates. These include:

- Taxation: The valuation of provisions related to uncertain tax positions involves estimation (see note 9)
- Goodwill: The assessment of the carrying value of goodwill requires management judgement and estimation to determine the value in use of the businesses (see note 14).
- Acquired intangible assets: Judgement is involved in identification of separate intangible assets on acquisition and estimation is required to determine future cashflows and discount rates used in valuation (see note 14).

Standards and amendments effective for the year
The following accounting standards and amendments were adopted during the year and had no significant impact on the Group's accounting policies or reporting:

- IFRS 17 Insurance Contracts;
- Amendment to IAS 8 *Accounting policies, Changes in Accounting Estimates and Errors* – Definition of Accounting Estimates;
- Amendment to IAS 1 *Presentation of Financial Statements* – Disclosure of Accounting Policies;
- Amendment to IAS 12 *Income Taxes* – Deferred Tax related to Assets and Liabilities arising from a single transaction; and
- Amendment to IAS 12 *Income Taxes – International Tax Reform* – Pillar Two Model Rules.

Standards, amendments and interpretations not yet effective
The following amendments and interpretations will become effective for the 2024 financial year. These are not expected to have a significant impact on the accounting policies and reporting:

- Amendment to IAS 1 *Presentation of Financial Statements* – Non-current Liabilities with Covenants;
- Amendment to IFRS 16 *Leases* – Lease Liability in a Sale and Leaseback;
- Amendment to IAS 1 *Presentation of Financial Statements* – Classification of Liabilities as Current or Non-current; and
- Amendment to IAS 7 *Statement of Cash Flows* and IFRS 7 *Financial Instruments – Disclosures* – Supplier Finance Arrangements.

2 Revenue, operating profit and segment analysis

Accounting policy

The Group's reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 175.

Revenue arises from the provision of products and services under contracts with customers. In all cases, revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and is recognised when the customer obtains control of the goods or service.

Revenue is stated at the transaction price, which includes allowance for anticipated discounts and returns and excludes customer sales taxes and other amounts to be collected on behalf of third-parties.

Where the goods or services promised within a contract are distinct, they are identified as separate performance obligations and are accounted for separately.

Where separate performance obligations are identified, total revenue is allocated on the basis of relative standalone selling prices or management's best estimate of relative value where standalone selling prices do not exist. Management estimates may include a cost-plus method or comparable product approach, but must be supported by objective evidence. A residual approach may be applied where it is not possible to derive a reliable management estimate for a specific component.

Our subscription and exhibition related revenue streams generally require payment in advance of the service being provided. Payment terms offered to customers are in line with the standard in the markets and geographies we operate in, and contracts do not contain significant financing components. Contracts for our transactional electronic revenue streams generally have payments that vary with volume of usage. Other than that, our contracts do not involve variable consideration.

Revenue is recognised for the various categories as follows:

- Subscriptions – revenue comprises income derived from the periodic distribution or update of a product. Subscription revenue is generally invoiced in advance and recognised systematically over the period of the subscription. Recognition is either on a straight-line basis where the transaction involves the transfer of goods and services to the customer in a consistent manner over a specific period of time; or based on the value received by the customer where the goods and services are not delivered in a consistent manner
- Transactional – revenue is recognised when control of the product is passed to the customer or the service has been performed. For exhibitions, revenue primarily comprises income from exhibitors and attendees at exhibitions. Exhibition revenue is recognised on occurrence of the exhibition

2 Revenue, operating profit and segment analysis (continued)

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX operates in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

ANALYSIS BY BUSINESS SEGMENT	Revenue			Adjusted operating profit		
	2021 £m	2022 £m	**2023 £m**	2021 £m	2022 £m	**2023 £m**
Risk	2,474	2,909	**3,133**	915	1,078	**1,165**
Scientific, Technical & Medical	2,649	2,909	**3,062**	1,001	1,100	**1,165**
Legal	1,587	1,782	**1,851**	326	372	**393**
Exhibitions	534	953	**1,115**	10	162	**319**
Sub-total	7,244	8,553	**9,161**	2,252	2,712	**3,042**
Unallocated central costs and other operating items	-	-	**-**	(42)	(29)	**(12)**
Total	7,244	8,553	**9,161**	2,210	2,683	**3,030**

The share of post-tax results of joint ventures and associates included in operating profit was £46m (2022: £19m; 2021: £29m). This comprised of profit/(loss) relating to Risk £(1)m (2022: £2m; 2021: £4m), Legal £10m (2022: £7m; 2021: £6m) and Exhibitions £37m (2022: £10m; 2021: £19m).

In 2022, unallocated central costs and other operating items includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM's hedging programme. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2023 and 2021. In 2021, unallocated central costs and other operating items includes a £35m one-off charge relating to reductions in our corporate real estate footprint.

2021	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	1,957	1,215	1,049	100	4,321
Europe	342	602	341	187	1,472
Rest of world	175	832	197	247	1,451
Total revenue	2,474	2,649	1,587	534	7,244
Revenue by format					
Electronic	2,453	2,334	1,385	58	6,230
Face-to-face	13	2	9	476	500
Print	8	313	193	-	514
Total revenue	2,474	2,649	1,587	534	7,244
Revenue by type					
Subscriptions	989	1,970	1,255	-	4,214
Transactional	1,485	679	332	534	3,030
Total revenue	2,474	2,649	1,587	534	7,244

2022	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	2,317	1,391	1,213	180	5,101
Europe	384	614	357	445	1,800
Rest of world	208	904	212	328	1,652
Total revenue	2,909	2,909	1,782	953	8,553
Revenue by format					
Electronic	2,890	2,573	1,582	67	7,112
Face-to-face	11	5	10	886	912
Print	8	331	190	-	529
Total revenue	2,909	2,909	1,782	953	8,553
Revenue by type					
Subscriptions	1,135	2,139	1,381	-	4,655
Transactional	1,774	770	401	953	3,898
Total revenue	2,909	2,909	1,782	953	8,553

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

2 Revenue, operating profit and segment analysis (continued)

2023	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	**2,476**	**1,439**	**1,254**	**217**	**5,386**
Europe*	**429**	**666**	**386**	**427**	**1,908**
Rest of world	**228**	**957**	**211**	**471**	**1,867**
Total revenue	**3,133**	**3,062**	**1,851**	**1,115**	**9,161**
Revenue by format					
Electronic	**3,111**	**2,762**	**1,667**	**85**	**7,625**
Face-to-face	**14**	**7**	**9**	**1,030**	**1,060**
Print	**8**	**293**	**175**	**-**	**476**
Total revenue	**3,133**	**3,062**	**1,851**	**1,115**	**9,161**
Revenue by type					
Subscriptions	**1,255**	**2,261**	**1,460**	**-**	**4,976**
Transactional	**1,878**	**801**	**391**	**1,115**	**4,185**
Total revenue	**3,133**	**3,062**	**1,851**	**1,115**	**9,161**

* Europe includes revenue of £602m from the United Kingdom (2022: £544m; 2021: £476m).

Over half of RELX's revenue comes from subscription arrangements, and revenue for these is generally recognised on a straight-line basis over the time period covered by the agreement, in line with the provision of services.

There are a number of multi-year contracts, mainly in Risk, where revenue is recognised on the achievement of delivery milestones or other specified performance obligations. As at 31 December 2023, the aggregate amount of the transaction price of such contracts which relates to performance obligations which have not yet been delivered was approximately £83m (2022: £100m). It is expected that revenue will be recognised in relation to this amount over the next four years.

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	2021 £m	2022 £m	2023 £m
North America	4,204	5,002	**5,325**
Europe	2,547	2,974	**3,117**
Rest of world	493	577	**719**
Total	7,244	8,553	**9,161**

Revenue by geographical origin from the United Kingdom in 2023 was £1,703m (2022: £1,481m; 2021: £1,248m).

ANALYSIS BY BUSINESS SEGMENT	Expenditure on acquired goodwill and intangible assets			Capital expenditure additions			Amortisation of acquired intangible assets			Total depreciation and other amortisation		
	2021 £m	2022 £m	2023 £m	2021 £m	2022 £m	2023 £m	2021 £m	2022 £m	2023 £m	2021 £m	2022 £m	2023 £m
Risk	208	155	**79**	83	122	**139**	186	204	**194**	93	94	**92**
Scientific, Technical & Medical	58	206	**3**	87	103	**108**	63	60	**59**	144	119	**136**
Legal	12	33	**42**	145	186	**193**	27	12	**11**	220	229	**247**
Exhibitions	9	-	**8**	24	28	**37**	22	20	**16**	30	49	**39**
Total	287	394	**132**	339	439	**477**	298	296	**280**	487	491	**514**

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets.

Depreciation and other amortisation includes depreciation on property, plant and equipment and right-of-use assets and amortisation of internally developed intangible assets and pre-publication costs.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION	2022 £m	2023 £m
North America	9,821	**9,149**
Europe	2,193	**2,141**
Rest of world	460	**459**
Total	12,474	**11,749**

Non-current assets held in the United Kingdom totalled £1,209m (2022: £1,253m; 2021: £1,299m). Non-current assets by geographical location exclude amounts relating to deferred tax, pension assets and derivative financial instruments.

2 Revenue, operating profit and segment analysis (continued)

Operating profit is reconciled to adjusted operating profit as follows:

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT	2021 £m	2022 £m	2023 £m
Operating profit	1,884	2,323	**2,682**
Adjustments:			
Amortisation of acquired intangible assets	298	296	**280**
Acquisition-related items	21	62	**56**
Reclassification of tax in joint ventures and associates	7	4	**12**
Reclassification of finance income in joint ventures and associates	-	(2)	**-**
Adjusted operating profit	2,210	2,683	**3,030**

Acquisition-related items in 2021 included a gain of £27m from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

3 Operating expenses

Operating profit is stated after charging/(crediting) the following:

	Note	2021 £m	2022 £m	2023 £m
Total staff costs	5	2,549	2,906	**3,108**
Depreciation and amortisation				
Amortisation of acquired intangible assets	14	297	294	**279**
Share of joint ventures and associates' amortisation of acquired intangible assets		1	2	**1**
Amortisation of acquired intangible assets including joint ventures and associates' share		298	296	**280**
Amortisation of internally developed intangible assets	14	295	309	**330**
Depreciation of property, plant and equipment	16	52	47	**43**
Depreciation of right-of-use assets		80	63	**65**
Pre-publication amortisation		60	72	**76**
Total depreciation and other amortisation	2	487	491	**514**
Total depreciation and amortisation (including amortisation of acquired intangibles)		785	787	**794**
Other expenses and income				
Cost of sales including pre-publication costs and inventory expenses		2,562	3,045	**3,216**
Short-term and low value lease expenses		21	19	**18**

The amortisation of acquired intangible assets is included within administration and other expenses. The amortisation of internally generated intangible assets is included within cost of sales, selling and distribution costs and administration and other expenses.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

4 Auditor's remuneration

	2021 £m	2022 £m	**2023 £m**
Auditor's remuneration			
Payable to the auditors of RELX PLC	0.9	0.9	**0.9**
Payable to the auditors of the Group's subsidiaries	7.7	8.4	**7.5**
Audit services	8.6	9.3	**8.4**
Audit-related assurance services	0.5	0.6	**0.5**
Other services*	–	–	**0.2**
Total auditor's remuneration	9.1	9.9	**9.1**

* Relates to EY assurance work on selected data included in the Corporate Responsibility Report.

Amounts payable to the auditors of the Group's subsidiaries include amounts for the audit of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. The decrease in the 2023 audit fee is mainly due to changes in scope and foreign exchange movements. The previously reported 2022 fees paid to EY for audit services have been revised to include final fees for statutory audits which took place subsequent to the audit of the RELX consolidated accounts.

5 Personnel

Accounting policy

Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight-line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of the Group's share based remuneration is equity settled.

	Note	2021 £m	2022 £m	**2023 £m**
Staff costs				
Wages and salaries		2,157	2,453	**2,636**
Social security costs		214	257	**274**
Pensions	6	133	150	**142**
Share based remuneration		45	46	**56**
Total staff costs		2,549	2,906	**3,108**

Staff costs above exclude cost of contractors and employer costs of benefits provided to employees but include amounts that are capitalised. The Group provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long-Term Incentive Plan (LTIP) and the Retention Share Plan (RSP). Share options granted under ESOS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the shares at the date of grant. Conditional shares granted under LTIP and RSP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share based saving schemes in the UK, the US and the Netherlands. Further details are provided in the Remuneration Report on pages 128 to 148 "audited sections".

NUMBER OF PEOPLE EMPLOYED: FULL-TIME EQUIVALENTS*	At 31 December			Average during the year		
	2021	2022	**2023**	2021	2022	**2023**
Business segment						
Risk	10,000	10,800	**11,100**	9,800	10,400	**10,900**
Scientific, Technical & Medical	8,700	9,500	**9,500**	8,600	9,300	**9,600**
Legal	10,500	11,300	**11,800**	10,300	10,900	**11,900**
Exhibitions	3,500	3,300	**3,500**	3,600	3,300	**3,500**
Sub-total	32,700	34,900	**35,900**	32,300	33,900	**35,900**
Corporate/shared functions	800	800	**600**	800	800	**600**
Total	33,500	35,700	**36,500**	33,100	34,700	**36,500**
Geographical location						
North America	14,000	14,900	**14,900**	13,900	14,500	**15,000**
Europe	9,300	9,800	**10,000**	9,400	9,500	**9,900**
Rest of world	10,200	11,000	**11,600**	9,800	10,700	**11,600**
Total	33,500	35,700	**36,500**	33,100	34,700	**36,500**

* Reported to the nearest 100.

The number of UK full-time equivalents as at 31 December 2023 was 6,000 (2022: 5,800; 2021: 5,400) and the average during the year was 5,900 (2022: 5,600; 2021: 5,400).

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

6 Pension schemes

Accounting policy

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Past service costs and credits are recognised immediately at the earlier of when plan amendments or curtailments occur and when related restructuring costs or termination benefits are recognised. Settlements are recognised when they occur.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

At 31 December 2023, the Group operates defined benefit pension schemes in the UK and the US. These schemes require management to exercise judgement in: estimating the ultimate cost of providing post-employment benefits, especially given the length of each scheme's liabilities and; for funded schemes in an accounting surplus position, whether the surplus can be recognised.

Key source of estimation uncertainty
Accounting for defined benefit pension schemes involves judgement and estimation about uncertain events, including the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. The estimates made around future developments of each of the critical assumptions are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries. The discount rate, inflation rate and mortality assumptions may have a material effect in determining the defined benefit pension obligation and costs which are reported in the financial statements. Information regarding the more significant assumptions used for valuation is provided below, together with a sensitivity analysis.

A number of pension schemes are operated around the world. The largest funded defined benefit schemes as at 31 December 2023 were in the UK and the US, and are summarised below. In addition, there are a number of smaller unfunded schemes in the UK and the US.

Major defined benefit schemes in place at 31 December 2023
The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and is closed to future accruals effective 1 January 2019.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from the Group. The trustees of the pension funds in the UK and plan fiduciaries of the US scheme are required by law to act in the interest of the funds' beneficiaries.

In the UK, the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The board of trustees consists of an equal number of company-appointed and member-nominated Directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of the Group; the investment committee has the primary responsibility for the investment and management of plan assets. The funding of the Group's major schemes reflects the different rules within each jurisdiction.

In the UK, the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, the Group and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding. As a result of the 2021 triennial valuation, the Group's final deficit funding contribution to the scheme during 2024 is £26m. RELX provides a guarantee in respect of scheme liabilities up to a maximum amount whereby debt is calculated under Section 75 of the Pensions Act 1995. No liability has been recognised in respect of this guarantee as any possibility of triggering Section 75 is considered remote and RELX expect the scheme to continue operating with more than sufficient liquidity to meet liabilities as they fall due for the foreseeable future.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pension Protection Act requires the deficit to be rectified with additional contributions over a seven-year period. The US scheme's funded status is in excess of 100%.

Employer cash contributions to defined benefit pension schemes in respect of 2024 are expected to be approximately £35m including a £26m pension deficit funding contribution relating to the UK scheme recovery plan.

The pension expense (excluding interest amounts) recognised in the income statement consists of:

	2021 £m	2022 £m	**2023 £m**
Defined benefit pension expense	24	19	**5**
Defined contribution pension expense	109	131	**137**
Total	133	150	**142**

All of the pension expense is recognised within operating profit.

6 Pension schemes (continued)

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2021 UK £m	2021 US £m	2021 Total £m	2022 UK £m	2022 US £m	2022 Total £m	**2023 UK £m**	**2023 US £m**	**2023 Total £m**
Service cost	21	3	24	16	3	19	**2**	**3**	**5**
Defined benefit pension expense	21	3	24	16	3	19	**2**	**3**	**5**
Net interest on net defined benefit obligation	8	1	9	4	1	5	**1**	**-**	**1**
Net defined benefit pension expense	29	4	33	20	4	24	**3**	**3**	**6**

Net interest on net defined benefit pension scheme liabilities is presented within net finance costs in the income statement. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries, are presented below.

AS AT 31 DECEMBER	2021 UK	2021 US	2022 UK	2022 US	**2023 UK**	**2023 US**
Discount rate	1.95%	2.80%	4.90%	5.35%	**4.60%**	**5.05%**
Inflation	3.30%	2.50%	3.20%	2.50%	**3.05%**	**2.50%**

Discount rates are set by reference to high-quality corporate bond yields of a currency and a term consistent with the Group's pension schemes. High quality corporate bonds are those for which at least one of the main ratings agencies in a given region considers to be AA-rated (or equivalent).

For the UK, future price inflation, as measured by the Retail Prices Index (RPI), has been derived with regard to the term of pension liabilities, the inflation implied by redemption yields on fixed interest and index-linked gilts and allowing for inflation risk premium. The price inflation assumptions allow for the expected impact of RPI reform, in particular expectations that future levels of RPI and CPI will be broadly aligned after 2030. For the US, inflation is based on the statutory limits on compensation and benefits.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. Future improvements for the 2023 year-end for the UK are in line with the CMI 2022 Core Projections Model, with a long-term rate of improvement of 1.25 per cent p.a., and for the US are in line with the Mortality Improvements Scale MP-2021 developed by the Retirement Plans Experience Committee of the Society of Actuaries. The average life expectancy assumptions are set out below:

AS AT 31 DECEMBER 2021	Male average life expectancy UK	Male average life expectancy US	Female average life expectancy UK	Female average life expectancy US
Member currently aged 60 years	85	86	89	88
Member currently aged 45 years	87	86	90	89

AS AT 31 DECEMBER 2022	Male average life expectancy UK	Male average life expectancy US	Female average life expectancy UK	Female average life expectancy US
Member currently aged 60 years	85	86	89	88
Member currently aged 45 years	87	86	90	89

AS AT 31 DECEMBER 2023	Male average life expectancy UK	Male average life expectancy US	Female average life expectancy UK	Female average life expectancy US
Member currently aged 60 years	85	86	88	88
Member currently aged 45 years	86	86	90	89

6 Pension schemes (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2022			2023		
	UK £m	US £m	Total £m	**UK £m**	**US £m**	**Total £m**
Defined benefit obligation						
At start of year	(4,629)	(992)	(5,621)	**(2,887)**	**(865)**	**(3,752)**
Service cost	(16)	(3)	(19)	**(2)**	**(3)**	**(5)**
Interest on pension scheme liabilities	(89)	(29)	(118)	**(138)**	**(43)**	**(181)**
Actuarial gains/(losses) on financial assumptions	1,809	224	2,033	**(61)**	**(19)**	**(80)**
Actuarial gains/(losses) arising from experience assumptions	(81)	(7)	(88)	**(16)**	**5**	**(11)**
Contributions by employees	(8)	-	(8)	**(8)**	**-**	**(8)**
Benefits paid	127	54	181	**128**	**57**	**185**
Exchange translation differences	-	(112)	(112)	**-**	**46**	**46**
At end of year	(2,887)	(865)	(3,752)	**(2,984)**	**(822)**	**(3,806)**
Fair value of scheme assets						
At start of year	4,390	1,007	5,397	**2,852**	**854**	**3,706**
Interest income on plan assets	85	28	113	**137**	**43**	**180**
Return on assets excluding amounts included in interest income	(1,573)	(247)	(1,820)	**1**	**34**	**35**
Contributions by employer	69	6	75	**67**	**6**	**73**
Contributions by employees	8	-	8	**8**	**-**	**8**
Benefits paid	(127)	(54)	(181)	**(128)**	**(57)**	**(185)**
Exchange translation differences	-	114	114	**-**	**(46)**	**(46)**
At end of year	2,852	854	3,706	**2,937**	**834**	**3,771**
Opening net balance	(239)	15	(224)	**(35)**	**(11)**	**(46)**
Service cost	(16)	(3)	(19)	**(2)**	**(3)**	**(5)**
Net interest on net defined benefit obligation	(4)	(1)	(5)	**(1)**	**-**	**(1)**
Contributions by employer	69	6	75	**67**	**6**	**73**
Actuarial gains/(losses)	155	(30)	125	**(76)**	**20**	**(56)**
Exchange translation differences	-	2	2	**-**	**-**	**-**
Net pension balance	(35)	(11)	(46)	**(47)**	**12**	**(35)**
Impact of asset ceiling	(5)	(4)	(9)	**(6)**	**(22)**	**(28)**
Overall net pension balance	(40)	(15)	(55)	**(53)**	**(10)**	**(63)**

As at 31 December 2023, the defined benefit obligations comprised £3,626m (2022: £3,569m) in relation to funded schemes and £180m (2022: £183m) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities is 14 years in the UK (2022: 15 years) and 9 years in the US (2022: 9 years). Net deferred tax assets of £16m (2022: £14m) are recognised in respect of the net pension balance.

A net pension asset has been recognised in relation to the UK and US funded schemes after considering the guidance in IAS 19 – Employee Benefits and IFRIC 14. The UK funded scheme moved into a surplus position for the first time at the interim reporting date of 30 June 2022. The split between net pension obligations and net pension assets is as follows:

	2022 £m	**2023 £m**
Net pension asset recognised	129	**119**
Net pension obligation	(184)	**(182)**
Overall net pension balance	(55)	**(63)**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

6 Pension schemes (continued)

Amounts recognised in the statement of comprehensive income are set out below:

	2021 £m	2022 £m	**2023 £m**
Gains and losses arising during the year:			
Experience losses on scheme liabilities	(153)	(88)	**(11)**
Experience gains/(losses) on scheme assets	279	(1,820)	**35**
Actuarial (losses)/gains on the present value of scheme liabilities due to changes in:			
– discount rates	463	2,000	**(145)**
– inflation	(290)	32	**15**
– other actuarial assumptions	20	1	**50**
	319	125	**(56)**

The total actuarial loss recognised in the statement of comprehensive income of £75m (2022: a gain of £164m) also includes a loss of £19m (2022: a gain of £39m) in relation to the asset ceiling. As at 31 December 2023, the impact of the asset ceiling on the overall net pension obligation is £28m (2022: £9m).

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

FAIR VALUE OF SCHEME ASSETS	2022			**2023**		
	UK £m	US £m	Total £m	**UK £m**	**US £m**	**Total £m**
Equities[1]	272	4	276	**431**	**3**	**434**
Liability matching assets[2]	899	802	1,701	**1,760**	**804**	**2,564**
Property funds and ground leases[3]	651	-	651	**406**	**-**	**406**
Direct lending	241	-	241	**229**	**-**	**229**
Cash and cash equivalents[4]	788	17	805	**98**	**27**	**125**
Other	1	31	32	**13**	**-**	**13**
Total	2,852	854	3,706	**2,937**	**834**	**3,771**

(1) Assets are held in unquoted funds which invest in equities with quoted prices
(2) Within the UK scheme are asset backed securities totalling £247m (2022: £375m), other credit assets of £452m (2022: £199m), forward foreign currency exchange contracts of £4m (2022: £3m) and government bonds totalling £1,962m (2022: £1,721m) offset by interest rate swaps of £4m (2022: £115m) and short-term sale and repurchase agreements totalling £910m (2022; £1,284m) whereby the UK scheme funds the purchase of government bonds using existing bonds as security. In the US, the assets primarily relate to government bonds, corporate bonds and interest rate swaps. Of the gross assets, £2,169m (2022: £1,945m) are assets with quoted prices in active markets.
(3) Assets without quoted prices in active markets
(4) Includes £83m (2022: £220m) of assets with quoted prices in an active market. The remainder are held in funds which do not have quoted prices

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically, the Group's schemes are exposed to: investment risks, whereby actual rates of return on plan assets may be below those rates used to determine the defined benefit obligations; and interest rate risks, whereby scheme deficits may increase if bond yields in the UK and the US decline and are not offset by returns in liability matching and other assets. The schemes are also exposed to other risks, such as unanticipated future increases in member longevity patterns and inflation, all potentially leading to an increase in scheme liabilities.

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, liability matching assets, property funds, cash and other assets. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the funded position of the plan. The primary UK scheme uses a liability driven investment (LDI) approach for part of the portfolio, investing primarily in government bonds so that the value of scheme assets change in the same way as the scheme's liabilities and achieve a matching effect for the most significant plan liability assumptions of interest rates and inflation rates.

6 Pension schemes (continued)

Sensitivity analysis
The valuation of the Group's pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

	£m
Increase/decrease of 0.5% in discount rate	**231**
Increase/decrease of 0.25% in the expected inflation rate	**69**
Increase/decrease of one year in assumed life expectancy	**101**

The above analysis has been calculated on the same basis used to determine the defined benefit obligation recognised in the statement of financial position. There has been no change in the methods used to prepare the analysis compared with prior years. This sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that changes in the above assumptions would occur in isolation as some of the assumptions may be correlated.

7 Net finance costs

Accounting policy
Interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing to produce a constant periodic rate of charge.

	2021 £m	2022 £m	2023 £m
Interest on short-term bank loans, overdrafts and commercial paper	(11)	(19)	**(31)**
Interest on term debt	(106)	(157)	**(263)**
Interest on lease liabilities	(8)	(6)	**(6)**
Total borrowing costs	(125)	(182)	**(300)**
Losses on loans and derivatives not designated as hedges	(16)	(9)	**(20)**
Fair value losses on designated fair value hedge relationships	-	(9)	**(2)**
Net financing charge on defined benefit pension schemes	(9)	(5)	**(1)**
Finance costs	**(150)**	**(205)**	**(323)**
Interest on bank deposits	1	4	**8**
Fair value gains on designated fair value hedge relationships	7	-	**-**
Finance income	**8**	**4**	**8**
Net finance costs	**(142)**	**(201)**	**(315)**

Losses of £2m (2022: gains of £2m; 2021: losses of £1m) on derivatives designated as cash flow hedges were recognised in other comprehensive income and accumulated in the hedge reserve, and may be reclassified to the income statement in future periods. Losses of £1m (2022: £1m; 2021: nil) in total were transferred from the hedge reserve in the period.

The interest charge on term debt includes a charge of £26m in respect of the early redemption of bonds that were due to be repaid in August 2027.

8 Disposals and other non-operating items

Accounting policy
Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale and are carried at the lower of carrying value and fair value less costs to sell. Fair value is based on anticipated disposal proceeds, typically derived from firm or indicative offers from potential acquirers. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Fair value movements in the venture capital portfolio are reported within disposals and other items. See note 15 for further details.

	2021 £m	2022 £m	2023 £m
Revaluation of investments	16	9	**(11)**
Gain/(loss) on disposal of businesses and assets held for sale	39	(18)	**(61)**
Net gain/(loss) on disposals and other non-operating items	**55**	**(9)**	**(72)**

The revaluation of investments relates to venture fund investments.

During the year an impairment of goodwill of £42m in relation to some assets held for sale within Risk was recorded.

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9 Taxation

Accounting policy

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by a tax authority in possession of all relevant knowledge, it is more likely than not that an economic outflow will occur. Changes in facts and circumstances underlying these provisions are reassessed at the date of each statement of financial position, and the provisions are remeasured as required to reflect current information.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The availability of suitable taxable profit is considered probable when an entity has taxable temporary differences (i.e. deferred tax liabilities) relating to the same taxation authority and the same taxable entity, that are expected to reverse in the same period as the deductible temporary difference or unused tax losses or credit.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

When the acquisition of an asset qualifies to be accounted for as a business combination, deferred tax is generally required to be recognised on the difference between the tax base and the book base of the assets and liabilities acquired and assumed. The assets acquired often include identifiable intangible assets as well as goodwill. In many jurisdictions, the manner in which a business combination is effected will impact the tax deductibility and therefore the deferred tax recognised in relation to such intangibles and goodwill.

In an 'asset acquisition', where the buyer acquires the trade and assets of a business, there is often a tax deduction available for the amortisation of the identifiable intangible assets and sometimes for the goodwill. In this situation, deferred tax is recognised on the difference between the tax base and the book base of the assets.

In a 'share acquisition', where the buyer acquires the share capital of a legal entity that continues to own the trade and assets, tax deductions for amortisation are usually not available. Intangibles which do not qualify for tax deductions therefore give rise to a deferred tax liability. However, deferred tax liabilities are not recognised on temporary differences that arise from goodwill where that is not deductible for tax purposes.

Other areas of accounting judgement

In 2023 the valuation of provisions in relation to uncertain tax positions was no longer considered to be a key source of estimation uncertainty which could give rise to a risk of material adjustment in the next 12 months, given the overall level of risk is now significantly lower than in previous years.

The Group is subject to tax in numerous jurisdictions, giving rise to complex tax issues. As a multinational enterprise, our tax returns in the countries in which we operate are subject to tax authority audits as a matter of routine. While the Group is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty.

The valuation of provisions required in relation to uncertain tax positions involves estimation. Provisions against uncertain tax positions are measured using one of the following methods, depending on which of the methods management expects will better predict the amount it will pay over to the tax authority:

- The Single Best Estimate – where there is a single outcome that is more likely than not to occur. This will happen, for example, where the tax outcome is binary (such as whether an entity can deduct an item of expenditure) or the range of possible outcomes is narrow or concentrated on a single value. The most likely outcome may be that no tax is expected to be payable, in which case the provision is nil; or

- A Probability-Weighted Expected Value – where, on the balance of probabilities, something will be paid to the tax authority but the possible outcomes are widely dispersed with low individual probabilities (i.e. there is no single outcome more likely than not to occur). In this case, the provision is the sum of the probability-weighted amounts in the range.

9 Taxation (continued)

In assessing provisions against uncertain tax positions, management uses in-house tax experts, professional firms and previous experience to inform the evaluation of risk. However, it remains possible that uncertainties will ultimately be resolved at amounts greater or smaller than the liabilities recorded.

In particular, although we report cross-border transactions undertaken between Group subsidiaries on an arm's-length basis in tax returns in accordance with OECD guidelines, transfer pricing relies on the exercise of judgement and it is frequently possible for there to be a range of legitimate and reasonable views. This means that it is impossible to be certain that the returns basis will be sustained on examination. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing in a number of our major trading jurisdictions. Although the timing and amount of final resolution of these uncertain tax positions cannot be reliably predicted, no significant impact on the results of the Group is expected in the next year or foreseeable future.

Estimation of income taxes also includes assessments of the recoverability of deferred tax assets, consistent with the Group's forecasts and annual strategy plan used in the preparation of the annual report and accounts. Deferred tax assets are only recognised to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

	2021 £m	2022 £m	2023 £m
Current tax			
Current year	(453)	(564)	(652)
Prior years	31	30	77
Total current tax charge	(422)	(534)	(575)
Deferred tax	96	53	68
Tax expense	(326)	(481)	(507)

The UK current tax charge was £157m (2022: £102m; 2021: £46m). Cash tax paid (net) in the year was £619m (2022: £495m; 2021: £342m), which is different to the tax expense for the year set out above.

There are a number of reasons why the cash tax payments in a particular year will be different from the tax expense in the accounts:

- Tax payments relating to a particular year's profits are typically due partly in the year and partly in the following year.
- Tax expense includes deferred tax, an accounting adjustment where an item is included in the income statement in one year but is taxed in another year. The acquisition of intangible assets often results in deferred tax liabilities, the unwind of which does not result in tax payments.
- Current tax expense is the best estimate at the end of the period of cash tax expected to be paid. To the extent the final tax liability is different, any cash tax impact will occur in a later period.
- Some of the benefits of tax deductions related to share based payments, pensions and hedging are credited to equity or other comprehensive income rather than to tax expense.

Set out below is a reconciliation of the difference between tax expense for the period and the theoretical expense calculated by multiplying accounting profit by the applicable tax rate.

We believe the most meaningful applicable rate is that obtained by multiplying the accounting profits and losses of all consolidated entities by the applicable domestic rate in each of those entities' jurisdictions.

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2021 £m	2021 %	2022 £m	2022 %	2023 £m	2023 %
Profit before tax	1,797		2,113		2,295	
Tax at average applicable rates	(418)	23.3 %	(498)	23.6 %	(571)	24.9 %
Tax effect of share of results of joint ventures and associates	6	(0.3)%	3	(0.1)%	8	(0.3)%
Income not taxable and expenses not deductible	24	(1.4)%	21	(1.0)%	20	(0.9)%
Non-deductible costs of share based remuneration	(2)	0.1 %	(1)	0.0 %	(1)	0.0 %
Non-deductible disposal-related gains and losses	1	(0.1)%	(2)	0.1 %	(22)	1.0 %
Deferred tax assets of the period not recognised	(8)	0.4 %	(17)	0.8 %	(3)	0.1 %
Change in recognition and measurement of deferred tax	25	(1.4)%	5	(0.2)%	4	(0.2)%
Movements in provisions and prior year items	46	(2.5)%	8	(0.4)%	58	(2.5)%
Tax expense	(326)	18.1 %	(481)	22.8 %	(507)	22.1 %

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9 Taxation (continued)

The weighted average applicable tax rate for the year was 24.9% (2022: 23.6%; 2021: 23.3%), reflecting the applicable rates in the countries where the Group operates. The Group's future tax charge will be sensitive to the geographic mix of profits and losses and the tax rates and laws in force in the jurisdictions in which the Group operates.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The new rules are not expected to have a significant impact on the tax charge for the Group.

In the US, the Inflation Reduction Act enacted in August 2022 introduced a corporate alternative minimum tax. This is not expected to have any significant impact on the Group. The Group will continue to monitor developments.

In the UK, an increase in the corporation tax rate from 19% to 25% from April 2023 was enacted in 2021. In the Netherlands, an increase in the corporation tax rate from 25% to 25.8% from 2022 and changes to loss recognition rules were also enacted in 2021. In total, the deferred tax effect of changes in tax rates for the year was a tax credit of nil (2022: £3m; 2021: £8m) in the income statement.

The effective tax rate of 22.1% (2022: 22.8%; 2021: 18.1%) was lower than the weighted average applicable rate of 24.9%. Income not taxable and expenses not deductible include a credit of £21m (2022: £13m; 2021: £15m) relating to research and development. In 2023 and 2021, there were tax credits arising from the substantial resolution of prior year tax matters. In 2021, the change in recognition and measurement of deferred tax includes the deferred tax effect of tax rate increases in the UK and the Netherlands of £8m and changes to loss recognition rules in the Netherlands of £15m. In 2021, there was a tax credit of £7m relating to the revaluation of a put and call option arrangement.

The following tax has been recognised in other comprehensive income or directly in equity during the year:

	2021 £m	2022 £m	2023 £m
Tax on items that will not be reclassified to profit or loss			
Tax on actuarial movements on defined benefit pension schemes	(48)	(43)	**19**
Tax on items that may be reclassified to profit or loss			
Tax on fair value movements on cash flow hedges	(1)	8	**(12)**
Net tax (charge)/credit recognised in other comprehensive income	(49)	(35)	**7**
Tax credit on share based remuneration recognised directly in equity	12	–	**24**

	2022 £m	2023 £m
Current tax assets	15	**6**
Current tax liabilities	(249)	**(163)**
Total	(234)	**(157)**

Current tax assets and liabilities are net amounts in countries where there is a legally enforceable right to offset assets and liabilities on a net basis.

The Group maintained provisions for uncertain tax positions. The total carrying amount of these provisions of £173m (2022: £239m) is comprised of a number of individually immaterial amounts. It is not expected that any resolution of the matters to which the provisions relate, or changes in assumptions relating to the provisions, will have a material impact on the Group's financial results in the next year.

	2022 £m	2023 £m
Deferred tax assets	146	**128**
Deferred tax liabilities	(590)	**(473)**
Total	(444)	**(345)**

9 Taxation (continued)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities		Deferred tax assets				
	Acquired intangible assets £m	Other temporary differences £m	Acquired intangible assets £m	Tax losses carried forward £m	Pension balances £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at 1 January 2022	(694)	(196)	157	107	68	177	(381)
Credit/(charge) to profit	62	20	(30)	(17)	(10)	28	53
(Charge)/credit to equity/other comprehensive income	-	(32)	-	-	(10)	3	(39)
Acquisitions	(32)	-	-	19	-	-	(13)
Exchange translation differences	(71)	(23)	5	9	1	15	(64)
Deferred tax (liability)/asset at 1 January 2023	**(735)**	**(231)**	**132**	**118**	**49**	**223**	**(444)**
Credit/(charge) to profit	**63**	**40**	**(31)**	**(26)**	**(1)**	**23**	**68**
(Charge)/credit to equity/other comprehensive income	**-**	**(2)**	**-**	**-**	**(1)**	**11**	**8**
Acquisitions	**(16)**	**1**	**-**	**9**	**-**	**-**	**(6)**
Disposals and other	**3**	**-**	**-**	**-**	**-**	**-**	**3**
Exchange translation differences	**33**	**10**	**(2)**	**(5)**	**–**	**(10)**	**26**
Deferred tax (liability)/asset at 31 December 2023	**(652)**	**(182)**	**99**	**96**	**47**	**247**	**(345)**

The closing deferred tax liability balance of other temporary differences includes those relating to capitalised development costs of £120m (2022: £165m) and pension surplus of £30m (2022: £32m). The closing deferred tax asset balance of other temporary differences includes those relating to accruals and provisions of £128m (2022: £118m), share based remuneration provisions of £59m (2022: £41m) and intercompany interest of £21m (2022: £14m).

As a result of exemptions on dividends from subsidiaries and capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements.

While a number of entities in Exhibitions suffered losses due to the impact of Covid-19 over the last few years, in no individual country were they material. Following the return to profitability in the Exhibitions business, the remaining trading losses were substantially utilised this year. Other deferred tax assets have been recognised including for losses in the US and Netherlands, the majority of which are expected to have been utilised by 2029.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered.

Tax losses and temporary differences for which no deferred tax asset was recognised:

	2022		2023	
	£m Gross amount	£m Tax effected	**£m Gross amount**	**£m Tax effected**
Trading losses and temporary differences expiring				
Within 10 years	123	35	**93**	**26**
More than 10 years	1	-	**14**	**4**
Available indefinitely	208	58	**246**	**66**
Total	332	93	**353**	**96**
State and local tax losses expiring				
Within 10 years	19	1	**21**	**1**
More than 10 years	89	6	**63**	**4**
Available indefinitely	-	-	**-**	**-**
Total	108	7	**84**	**5**
Capital losses expiring				
Within 10 years	-	-	**-**	**-**
More than 10 years	-	-	**-**	**-**
Available indefinitely	22	5	**27**	**7**
Total	22	5	**27**	**7**

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10 Earnings per share

Accounting policy

Earnings per share (EPS) is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares. The dilutive impact is calculated as the weighted average of all potentially dilutive shares.

Adjusted earnings per share is calculated by dividing adjusted net profit attributable to RELX PLC shareholders by the total weighted average number of shares.

EARNINGS PER SHARE – FOR THE YEAR ENDED 31 DECEMBER

	2021			2022			2023		
	Net profit attributable to shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders £m	Weighted average number of shares (millions)	EPS (pence)	**Net profit attributable to shareholders £m**	**Weighted average number of shares (millions)**	**EPS (pence)**
Basic earnings per share	1,471	1,928.0	76.3p	1,634	1,918.5	85.2p	**1,781**	**1,891.8**	**94.1p**
Diluted earnings per share	1,471	1,939.4	75.8p	1,634	1,929.3	84.7p	**1,781**	**1,902.8**	**93.6p**

ADJUSTED EARNINGS PER SHARE

	2021			2022			2023		
	Adjusted net profit attributable to shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	**Adjusted net profit attributable to shareholders £m**	**Weighted average number of shares (millions)**	**Adjusted EPS (pence)**
Adjusted earnings per share	1,689	1,928.0	87.6p	1,961	1,918.5	102.2p	**2,156**	**1,891.8**	**114.0p**

RECONCILIATION OF ADJUSTED NET PROFIT ATTRIBUTABLE TO RELX PLC SHAREHOLDERS

2021

	Pre-tax adjustment £m	Tax on adjustment £m	Total £m
Net profit attributable to shareholders			**1,471**
Adjustments:			
Amortisation of acquired intangible assets	294	22	**316**
Other deferred tax credits from intangible assets*	–	(61)	**(61)**
Acquisition-related items	21	(11)	**10**
Net interest on net defined benefit pension obligation	9	(2)	**7**
Disposals and other non-operating items	(55)	1	**(54)**
Adjusted net profit attributable to shareholders			**1,689**

2022

	Pre-tax adjustment £m	Tax on adjustment £m	Total £m
Net profit attributable to shareholders			**1,634**
Adjustments:			
Amortisation of acquired intangible assets	296	30	**326**
Other deferred tax credits from intangible assets*	–	(64)	**(64)**
Acquisition-related items	62	(13)	**49**
Net interest on net defined benefit pension obligation	5	(1)	**4**
Disposals and other non-operating items	9	3	**12**
Adjusted net profit attributable to shareholders			**1,961**

10 Earnings per share (continued)

2023	Pre-tax adjustment £m	Tax on adjustment £m	**Total £m**
Net profit attributable to shareholders			**1,781**
Adjustments:			
Amortisation of acquired intangible assets	280	32	**312**
Other deferred tax credits from intangible assets*	-	(61)	**(61)**
Acquisition-related items	56	(8)	**48**
Net interest on net defined benefit pension obligation	1	-	**1**
Disposals and other non-operating items	72	3	**75**
Adjusted net profit attributable to shareholders			**2,156**

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

11 Statement of cash flows

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and other short-term highly liquid investments and are held in the statement of financial position at fair value.

RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS	2021 £m	2022 £m	**2023 £m**
Operating profit	1,884	2,323	**2,682**
Share of results of joint ventures and associates	(29)	(19)	**(46)**
Amortisation of acquired intangible assets	297	294	**279**
Amortisation of internally developed intangible assets	295	309	**330**
Amortisation of pre-publication costs	60	72	**76**
Depreciation of property, plant and equipment	52	47	**43**
Depreciation of right-of-use assets	80	63	**65**
Share based remuneration	45	46	**56**
Total non-cash items	829	831	**849**
Increase in inventories and pre-publication costs	(73)	(103)	**(90)**
Increase in receivables	(103)	(251)	**(24)**
(Decrease)/increase in payables	(32)	280	**(1)**
Increase in working capital	(208)	(74)	**(115)**
Cash generated from operations	2,476	3,061	**3,370**

CASH FLOW ON ACQUISITIONS	Note	2021 £m	2022 £m	**2023 £m**
Purchase of businesses	12	(235)	(373)	**(108)**
Deferred payments relating to prior year acquisitions		(19)	(21)	**(16)**
Total		(254)	(394)	**(124)**

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11 Statement of cash flows (continued)

RECONCILIATION OF NET DEBT

	Cash and cash equivalents £m	Debt £m	Related derivative financial instruments £m	Finance lease receivable £m	Total £m
As at 1 January 2022	113	(6,167)	35	2	(6,017)
Increase in cash and cash equivalents	208	-	-	-	208
Decrease in short-term bank loans, overdrafts and commercial paper	-	101	-	-	101
Issuance of term debt	-	(397)	-	-	(397)
Repayment of term debt	-	35	-	-	35
Repayment of leases	-	79	-	(1)	78
Change in net debt resulting from cash flows	208	(182)	-	(1)	25
Borrowings in acquired businesses	-	(3)	-	-	(3)
Remeasurement and derecognition of leases	-	(5)	-	-	(5)
Inception of leases	-	(34)	-	5	(29)
Fair value and other adjustments to debt and related derivatives	-	230	(245)	-	(15)
Exchange translation differences	13	(569)	(3)	(1)	(560)
At 1 January 2023	**334**	**(6,730)**	**(213)**	**5**	**(6,604)**
Decrease in cash and cash equivalents	(169)	-	-	-	(169)
Increase in short-term bank loans, overdrafts and commercial paper	-	(84)	-	-	(84)
Issuance of term debt	-	(651)	-	-	(651)
Repayment of term debt	-	847	-	-	847
Repayment of leases	-	72	-	(2)	70
Change in net debt resulting from cash flows	**(169)**	**184**	**-**	**(2)**	**13**
Borrowings in disposed businesses	-	1	-	-	1
Inception of leases	-	(38)	-	1	(37)
Fair value and other adjustments to debt and related derivatives	-	(100)	97	-	(3)
Exchange translation differences	(10)	186	8	-	184
At 31 December 2023	**155**	**(6,497)**	**(108)**	**4**	**(6,446)**

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

12 Acquisitions

> **Accounting policy**
> Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including: the ability of a business to generate higher returns than individual assets; skilled workforces; and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

During the year, a number of acquisitions were made. The net assets of the businesses acquired are incorporated at their fair value to the Group. The fair values of the consideration given and of the assets and liabilities acquired are summarised below.

	Fair value 2021 £m	Fair value 2022 £m	**Fair value 2023 £m**
Goodwill	131	269	**68**
Intangible assets	156	125	**64**
Property, plant and equipment	1	1	**1**
Other non-current assets	-	3	**-**
Current assets	4	8	**3**
Current liabilities	(16)	(21)	**(10)**
Borrowings	-	(3)	**-**
Deferred tax	(27)	(13)	**(6)**
Net assets acquired	249	369	**120**
Consideration (after taking account of £4m net cash acquired (2021: £8m; 2022: £6m))	249	369	**120**
Change in consideration deferred to future years and changes in contingent consideration relating to prior year acquisitions	(14)	4	**(12)**
Net cash flow	235	373	**108**

During 2023, RELX completed several acquisitions for total consideration of £130m (2022: £443m), or £126m (2022: £437m) adjusted for cash acquired. In 2022, this included the acquisition of investments in joint ventures and associates of £61m. Refer to note 15 for further details. Total cash spent on acquisitions was £124m (2022: £394m), excluding nil borrowings (2022: £3m of borrowings) in acquired businesses and including deferred consideration of £16m (2022: £21m) on past acquisitions.

The businesses acquired in 2023 contributed £15m to revenue, decreased adjusted operating profit by £3m, decreased net profit by £20m (after charging £17m of integration costs and amortisation of acquired intangibles) and decreased net cash inflow from operating activities by £7m for the part year under the Group's ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Group revenues, adjusted operating profit and net profit attributable to RELX PLC shareholders for the year would have been £9,168m, £3,026m and £1,777m respectively, before taking account of acquisition financing costs.

13 Equity dividends

ORDINARY DIVIDENDS PAID IN THE YEAR	2021 £m	2022 £m	**2023 £m**
RELX PLC	920	983	**1,059**

Ordinary dividends declared and paid in the year ended 31 December 2023, in amounts per ordinary share, comprise: a final dividend for 2022 of 38.9p (2022: final dividend for 2021 of 35.5p; 2021: final dividend for 2020 of 33.4p) and a 2023 interim dividend for 2023 of 17.0p (2022: 15.7p; 2021: 14.3p), giving a total of 55.9p (2022: 51.2p; 2021: 47.7p).

The Directors of RELX PLC have proposed a final dividend for 2023 of 41.8p per ordinary share (2022: 38.9p; 2021: 35.5p), giving a total for the financial year of 58.8p per ordinary share (2022: 54.6p; 2021: 49.8p). The total cost of funding the proposed final dividend is expected to be £786m, for which no liability has been recognised at the statement of financial position date.

The Employee Benefit Trust has currently waived the right to receive dividends on RELX PLC shares. This waiver has been applied to dividends paid in 2021, 2022 and 2023.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

14 Intangible assets

Accounting policy

On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill is carried at fair value as at the date of acquisition less impairment charges. Acquired intangible assets are carried at their fair value as at the date of acquisition less accumulated amortisation (including impairment). On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of profit or loss recognised in the income statement.

Management judgement is required to identify intangible assets acquired as part of business combinations which comprise: market-related assets (e.g. trademarks, imprints, brands); customer-related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); and other intangible assets mainly comprising contract and rights-related assets.

The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow and comparable market transactions. Judgements involved in estimating valuation of the intangible assets include growth in cash flows over the forecast period, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The selection of appropriate amortisation periods for acquired intangible assets requires management to assess the longevity of brands and imprints, the strength and stability of customer relationships, the market positions of the acquired intangible assets and the technological and competitive risks that they face. Certain intangible assets are in relation to acquired science and medical publishing businesses that have been determined to have indefinite lives. The longevity of these assets is evidenced by their long- established and well regarded journal titles, and their characteristically stable market positions. Intangible assets, other than journal titles determined to have indefinite lives, are amortised on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are:

- Market-related assets – 1 to 40 years
- Customer-related assets – 1 to 20 years
- Editorial content – 1 to 40 years
- Software and systems – 1 to 10 years
- Other – 3 to 20 years

Journal titles determined to have indefinite lives are not amortised and are subject to impairment review at least annually, including a review of events and circumstances to ensure that they continue to support an indefinite useful life.

Internally developed intangible assets (development spend) typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits and are carried at cost less accumulated amortisation. Internally developed intangible assets are amortised on a straight-line basis over their estimated useful lives of three to 10 years. Impairment reviews are carried out at least annually or where indicators of impairment are identified.

Impairment reviews

Goodwill and acquired intangible assets with an indefinite life are allocated to cash generating units (CGUs) and tested for impairment at least annually or when there is an indicator that the asset may be impaired. An impairment loss is recognised in the income statement in administration and other expenses to the extent the carrying value of goodwill exceeds its recoverable amount and not subsequently reversed. The recoverable amount is the higher of fair value less costs to sell and value in use. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.

An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on the latest management cash flow projections, approved by the Board. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. These calculations require the use of estimates in respect of forecast cash flows and discount rates. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the CGU to which the asset belongs.

Critical judgement
Development spend

Development spend encompasses investment in new products and other initiatives, ranging from the building of online delivery platforms, to launch costs of new services, to building new infrastructure and applications. Launch costs and other ongoing operating expenses of new products and services are expensed as incurred. The costs of building product applications, platforms and infrastructure are capitalised as internally generated intangible assets, where the investment they represent has demonstrable value and the technical and commercial feasibility is assured. Costs eligible for capitalisation must be incremental, clearly identified and directly attributable to a particular project. The resulting assets are amortised over their estimated useful lives. Judgement is required in the assessment of the potential value of a development project, the identification of costs eligible for capitalisation and the selection of appropriate asset lives. In the impairment reviews carried out at least annually or where indicators of impairment are identified, estimates relating to the future cash flows and discount rates used in calculating the value in use of the intangible asset may have a material effect on the reported amounts of intangible assets.

14 Intangible assets (continued)

	Goodwill	Market related £m	Customer related £m	Editorial content £m	Software and technology £m	Other £m	Total acquired intangible assets £m	Total internally developed intangible assets £m	Total intangible assets excluding goodwill £m
COST									
As at 1 January 2022	7,366	2,415	1,840	620	740	2,350	7,965	3,511	11,476
Acquisitions	269	18	43	27	37	-	125	-	125
Additions	-	-	-	-	-	-	-	402	402
Disposals and other	-	(2)	(4)	-	-	(9)	(15)	(84)	(99)
Exchange translation differences	753	268	197	43	68	177	753	291	1,044
At 1 January 2023	**8,388**	**2,699**	**2,076**	**690**	**845**	**2,518**	**8,828**	**4,120**	**12,948**
Acquisitions	**68**	**1**	**28**	**1**	**31**	**3**	**64**	**-**	**64**
Additions	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**447**	**447**
Disposals and other*	**(51)**	**(28)**	**(29)**	**(11)**	**(4)**	**(9)**	**(81)**	**(59)**	**(140)**
Exchange translation differences	**(382)**	**(132)**	**(96)**	**(22)**	**(37)**	**(86)**	**(373)**	**(165)**	**(538)**
At 31 December 2023	**8,023**	**2,540**	**1,979**	**658**	**835**	**2,426**	**8,438**	**4,343**	**12,781**
ACCUMULATED AMORTISATION									
As at 1 January 2022	-	1,438	1,132	556	467	2,319	5,912	2,260	8,172
Charge for the year	-	121	78	29	53	13	294	309	603
Disposals and other	-	(2)	(4)	(5)	5	(9)	(15)	(78)	(93)
Exchange translation differences	-	161	126	37	47	177	548	194	742
At 1 January 2023	**-**	**1,718**	**1,332**	**617**	**572**	**2,500**	**6,739**	**2,685**	**9,424**
Charge for the year	**-**	**116**	**73**	**15**	**63**	**12**	**279**	**330**	**609**
Disposals and other*	**-**	**(16)**	**(19)**	**(5)**	**(8)**	**(9)**	**(57)**	**(41)**	**(98)**
Exchange translation differences	**-**	**(87)**	**(63)**	**(20)**	**(27)**	**(87)**	**(284)**	**(108)**	**(392)**
At 31 December 2023	**-**	**1,731**	**1,323**	**607**	**600**	**2,416**	**6,677**	**2,866**	**9,543**
NET BOOK AMOUNT									
At 31 December 2022	8,388	981	744	73	273	18	2,089	1,435	3,524
At 31 December 2023	**8,023**	**809**	**656**	**51**	**235**	**10**	**1,761**	**1,477**	**3,238**

* Includes goodwill of £51m (before an impairment of £42m) and intangible assets of £31m classified as held for sale within Risk.

The carrying amount of goodwill is shown after cumulative amortisation of £1,199m (2022: £1,253m), which was charged prior to the adoption of IFRS, and £9m (2022: £9m) of subsequent impairment charges recorded in prior years.

The Legal business area has £636m (2022: £735m) of capitalised development costs associated with platforms and infrastructure, with a remaining amortisation period of up to ten years.

Included in market-related intangible assets are £119m (2022: £125m) of journal titles relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

Impairment review
There were no charges for impairment of goodwill or indefinite lived intangible assets in 2023 (2022: nil) identified during the annual impairment review.

Goodwill and indefinite lived intangible assets are compiled and assessed among groups of CGUs, which represent the lowest level at which goodwill is monitored by management. Typically, acquisitions are integrated into existing business areas, and the goodwill arising is allocated to the groups of CGUs that are expected to benefit from the synergies of the acquisition. As the business areas have become increasingly integrated and globalised, the current CGU allocation reflects the global leverage of assets, skills, knowledge and technology platforms, and the monitoring of goodwill by management.

GOODWILL	2022 £m	2023 £m
Risk	4,167	**3,950**
Scientific, Technical & Medical	2,015	**1,923**
Legal	1,572	**1,524**
Exhibitions	634	**626**
Total	8,388	**8,023**

14 Intangible assets (continued)

The key assumptions used for each group of CGUs are disclosed below:

KEY ASSUMPTIONS	2022		2023	
	Pre-tax discount rate	Nominal long-term market growth rate	**Pre-tax discount rate**	**Nominal long-term market growth rate**
Risk	11.2%	4%	**11.3%**	**4%**
Scientific, Technical & Medical	10.5%	3%	**10.6%**	**3%**
Legal	10.9%	3%	**10.9%**	**4%**
Exhibitions	13.0%	4%	**12.3%**	**4%**

The pre–tax discount rates used are based on the Group's weighted average cost of capital, adjusted to reflect a risk premium specific to each business. A post-tax discount rate was applied to post-tax cash flows. The equivalent pre-tax discount rate has been estimated by grossing up the post-tax rate. The Group's weighted average cost of capital is derived from a risk free rate, a market risk premium, a risk adjustment (beta) and a cost of debt adjustment. The discount rates and the cash flow projections are in nominal terms and therefore, take into account the impact of inflation. The Group's weighted average cost of capital was calculated as at 30 September 2023 when the impairment review was performed, and there were no indicators of impairment in the intervening period to 31 December 2023.

The key assumptions within the forecast growth in the cash flows over a forecast period of up to five years are revenue growth, operating margin and cash conversion. Revenue growth and operating profit margin forecasts for each CGU are derived from past results adjusted by management based on salient current and future considerations. Cash conversion rates for each CGU are based on historical cash conversion rates. Nominal long-term market growth rates, which are applied after the forecast period of up to five years, are broadly in line with the long-term average growth prospects for the sectors and territories in which the businesses operate.

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 1.5%; a decrease in the compound annual growth rate for cash flow in the five-year forecast period of 2%; a decrease in the nominal long-term market growth rates of 1%; and a combined increase in discount rate of 1% and a decrease in the nominal long-term market growth rates of 1%. These sensitivity analyses show that no impairment charges would result from these scenarios.

15 Investments

Accounting policy

Investments, other than investments in joint arrangements and associates, are stated in the statement of financial position at fair value. Changes in the fair value of investments held as part of the venture capital portfolio are reported in disposals and other non-operating items in the income statement. All items recognised in the income statement relating to investments, other than investments in joint arrangements and associates, are reported as disposals and other non-operating items.

Venture capital investments represent interests in listed and unlisted securities. The fair value of listed securities is based on quoted prices in active markets. The fair value of unlisted securities is based on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from valuation experts is used as appropriate. Refer to note 17 for further information.

All joint arrangements are classified as joint ventures because the Group shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of net assets, less any impairment in value.

	2022 £m	**2023 £m**
Investments in joint ventures and associates	159	**178**
Venture capital investments	127	**97**
Total	286	**275**

15 Investments (continued)

An analysis of changes in the carrying value of investments in joint ventures and associates is set out below:

	2022 £m	2023 £m
At start of year	105	159
Share of results of joint ventures and associates	19	46
Dividends received from joint ventures and associates	(33)	(21)
Acquisitions	62	-
Disposals and other	1	-
Exchange translation differences	5	(6)
At end of year	159	178

Summarised aggregate information in respect of the Group's share of joint ventures and associates is set out below:

	RELX's share	
	2022 £m	2023 £m
Revenue	55	123
Net profit for the year	19	46
Total assets	190	200
Total liabilities	(75)	(61)
Net assets	115	139
Goodwill	44	39
Total	159	178

The Group's consolidated other comprehensive income includes no income or losses relating to joint ventures and associates in 2023 and 2022.

16 Property, plant and equipment

Accounting policy
Property, plant and equipment are stated at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leaseholds are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight-line basis over their estimated useful lives as follows:

- land and buildings: land – not depreciated; leasehold improvements – shorter of life of lease and 10 years

- fixtures and equipment: plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years

	2022			2023		
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	167	516	683	166	452	618
Acquisitions	1	-	1	-	1	1
Capital expenditure	3	33	36	5	25	30
Disposals	(19)	(140)	(159)	(30)	(88)	(118)
Exchange translation differences	14	43	57	(7)	(17)	(24)
At end of year	166	452	618	134	373	507
Accumulated depreciation						
At start of year	111	441	552	115	377	492
Charge for the year	6	41	47	5	38	43
Disposals	(12)	(142)	(154)	(23)	(85)	(108)
Exchange translation differences	10	37	47	(5)	(14)	(19)
At end of year	115	377	492	92	316	408
Net book amount	51	75	126	42	57	99

Included in land and buildings is freehold land of £8m (2022: £10m).

Amounts relating to right-of-use assets under IFRS 16 can be found in note 22.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

17 Financial instruments

Accounting policy

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are described in note 15. The fair value of such investments is based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. (These investments are typically classified as either Level 1 or 2 in the IFRS 13 fair value hierarchy.)

Trade receivables are carried in the statement of financial position at invoiced value less allowance for expected credit losses. Expected credit losses are based on the ageing of trade receivables, experience and circumstance. Borrowings and payables are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) in other comprehensive income and accumulated in the hedge reserve. The fair value amounts relating to foreign currency basis spreads are recorded in a separate component of equity in the cost of hedging reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in other comprehensive income are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in the hedge reserve are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is either retained in the hedge reserve until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Derivative financial instruments that are not designated as hedging instruments are recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

The fair values of derivative financial instruments represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long-term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS 13 fair value hierarchy.)

The main financial risks faced by the Group are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Group's businesses and to manage interest rate and foreign exchange risks. The Group's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

17 Financial instruments (continued)

Liquidity risk

The Group maintains a range of borrowing facilities and debt programmes to fund its requirements at competitive rates.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. To accommodate the significant free cash flow generated by the Group and to capitalise on an inexpensive source of funding, a meaningful portion of the overall debt portfolio is typically kept short term as long as there exists acceptable liquidity in the commercial paper markets and sufficient capacity under committed credit lines. The Group's treasury policies ensure adequate liquidity by requiring that (a) no more than $2bn of term debt matures in any 12-month period, (b) the sum of term debt maturing over the ensuing 12 months plus short-term borrowings is less than the sum of available cash plus committed facilities and (c) minimum levels of borrowing with maturities over three and five years are maintained.

The treasury policies ensure debt efficiency by (a) targeting certain levels of short-term borrowings across a given year, (b) maintaining a weighted average maturity of the gross debt portfolio of approximately five years and (c) minimising surplus cash balances. From time to time, based on cash flow and market conditions, the Group may redeem term debt early or repurchase outstanding debt in the open market.

Debt is issued to meet the funding requirements of various jurisdictions and in the currencies that are needed. It is recognised that debt can act as a natural translation hedge of earnings, net assets and net cash flow in currencies other than the reporting currency. For this reason, the majority of the Group's net debt is denominated in US dollars and euros, reflecting the Group's largest geographical markets. There were no changes to the Group's long-term approach to capital and liquidity management during the year. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross-currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

AT 31 DECEMBER 2022	Carrying amount £m	Contractual cash flow (including interest)						
		Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(6,446)	(847)	(1,188)	(772)	(769)	(704)	(3,212)	(7,492)
Floating rate borrowings	(102)	(102)	-	-	-	-	-	(102)
Lease liabilities	(182)	(80)	(58)	(36)	(17)	(6)	(34)	(231)
	(6,730)							
Derivative financial liabilities								
Cash inflows		835	242	122	8	-	-	1,207
Cash outflows		(870)	(262)	(127)	(8)	-	-	(1,267)
Forward foreign exchange contracts	(53)	(35)	(20)	(5)	-	-	-	(60)
Interest rate derivatives	(158)	(48)	(29)	(20)	(18)	(17)	(43)	(175)
Cross-currency interest rate swaps	(58)	(56)	(31)	(567)	-	-	-	(654)
	(269)							
Derivative financial assets								
Cash inflows		665	199	126	24			1,014
Cash outflows		(645)	(192)	(123)	(23)			(983)
Forward foreign exchange contracts	32	20	7	3	1	-	-	31
Interest rate derivatives	-	2	-	-	-	-	-	2
Cross-currency interest rate swaps	–	29	7	538	-	-	-	574
	32							
Total	(6,967)	(1,117)	(1,312)	(859)	(803)	(727)	(3,289)	(8,107)

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

17 Financial instruments (continued)

AT 31 DECEMBER 2023	Carrying amount £m	Contractual cash flow (including interest)						
		Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(6,136)	(1,174)	(762)	(764)	(538)	(792)	(3,037)	(7,067)
Floating rate borrowings	(220)	(220)	–	–	–	–	–	(220)
Lease liabilities	(141)	(66)	(45)	(17)	(12)	(6)	(28)	(174)
	(6,497)							
Derivative financial liabilities								
Cash inflows		621	92	14	3	–	–	730
Cash outflows		(632)	(94)	(14)	(3)	–	–	(743)
Forward foreign exchange contracts	(16)	(11)	(2)	–	–	–	–	(13)
Interest rate derivatives	(104)	(35)	(17)	(13)	(13)	(14)	(27)	(119)
Cross-currency interest rate swaps	(27)	(34)	(539)	–	–	–	–	(573)
	(147)							
Derivative financial assets								
Cash inflows		1,149	364	199	30	–	–	1,742
Cash outflows		(1,111)	(339)	(186)	(29)	–	–	(1,665)
Forward foreign exchange contracts	62	38	25	13	1	–	–	77
Interest rate derivatives	19	–	4	6	5	4	19	38
Cross-currency interest rate swaps	–	7	527	–	–	–	–	534
	81							
Total	(6,563)	(1,495)	(809)	(775)	(557)	(808)	(3,073)	(7,517)

The carrying amount of derivative financial liabilities comprises £130m (2022: £215m) in relation to fair value hedges, £14m (2022: £32m) in relation to cash flow hedges and £3m (2022: £22m) not designated as hedging instruments, totalling £147m (2022: £269m), of which £16m (2022: £33m) have been classified as current and £131m (2022: £236m) as non-current liabilities in the statement of financial position. The carrying amount of derivative financial assets comprises £19m (2022: nil) in relation to fair value hedges, £53m (2022: £24m) in relation to cash flow hedges and £9m (2022: £8m) not designated as hedging instruments, totalling £81m (2022: £32m), of which £34m (2022: £21m) have been classified as current and £47m (2022: £11m) as non-current assets in the statement of financial position.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. At 31 December 2023, the Group had access to a $3.0bn committed bank facility maturing in April 2026, which was undrawn. This facility backs up short-term borrowings, and has pricing linked to three ESG performance targets, all of which were achieved in 2023. All borrowings that mature within the next two years can be covered by the facility and by utilising available cash resources. The committed bank facility is not subject to a financial covenant and there are no financial covenants in any outstanding public bonds.

Market risk
The Group's primary market risks are interest rate fluctuations and exchange rate movements. Derivatives are used to manage the risks associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Where the impact of derivatives on the income statement and the statement of financial position could be significant, hedge accounting is applied (subject to satisfying the required criteria) as described in 'Hedge accounting' below. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources. The Group is also exposed to changes in the market value of its venture capital investments as described in note 15. The impact of market risks on net post-employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate exposure management
The Group's interest rate exposure management policy aims to minimise interest costs with an acceptable level of year-on-year volatility. To achieve this, the Group uses fixed rate term debt and interest rate swaps to give a target mix of fixed rate and floating rate borrowings. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2023, including the effect of interest rate swaps, 57% of gross bank and bond borrowings were at fixed rates. A 100 basis point reduction in short-term interest rates would result in an estimated decrease in annual net finance costs of £26m (2022: £25m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2023. A 100 basis point rise in short-term interest rates would result in an estimated increase in net finance costs of £26m (2022: £25m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2023 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated decrease in net equity of nil (2022: nil) and a 100 basis point increase in interest rates would increase net equity by an estimated amount of nil (2022: nil). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

17 Financial instruments (continued)

The Group has assessed the ongoing impact of the Interbank Offered Rates (IBOR) reform and there has been no significant impact on the financial statements. The Group is primarily exposed to IBOR through its derivatives which swap fixed rate bond issuances to a floating rate of interest and which are designated in fair value hedge relationships. The table on page 198 details these interest rate derivatives which, at the year end, swap £1,112m of bonds with weighted average maturity of 4.0 years to a floating rate of interest previously referencing US dollar LIBOR (3 months) and swap £1,083m of bonds with weighted average maturity of 4.6 years to a floating rate of interest referencing Euribor (3 months). The Group has adopted the ISDA fallback protocol in respect of these derivatives and the fair value hedge designations are expected to remain highly effective throughout the transition to alternative risk free rates. The interest rate derivatives which referenced US dollar LIBOR have been transitioned to US dollar SOFR since 30 June 2023 with the floating rates shown in the table on page 198 updated accordingly.

Foreign currency exposure management
Translation exposures arise on the earnings and net assets of individual businesses whose operational currencies are other than sterling. Some of these exposures are offset by denominating borrowings in US dollars, euros and other currencies. Currency exposures on transactions denominated in a foreign currency are generally hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts. Further information is provided in 'Cash flow hedges' below.

A theoretical weakening of all currencies by 10% against sterling at 31 December 2023 would decrease the carrying value of net assets, excluding net borrowings, by £835m (2022: £892m). This would be offset to a degree by a decrease in net borrowings of £716m (2022: £671m). A strengthening of all currencies by 10% against sterling at 31 December 2023 would increase the carrying value of net assets, excluding net borrowings, by £835m (2022: £892m) and increase net borrowings by £716m (2022: £671m).

A retranslation of the Group's net profit for the year, assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures, would reduce net profit by £145m (2022: £126m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £145m (2022: £126m).

Credit risk
The Group seeks to manage interest rate risk and limit foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. The Group also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long-term credit ratings, and the amounts outstanding with each of them.

The Group has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch. At 31 December 2023, cash and cash equivalents totalled £155m (2022: £334m), of which 91% (2022: 96%) was held with banks rated A-/A3 or better.

The Group also has credit risk with respect to trade receivables due from its customers, which include national and state governments, academic institutions and large and small enterprises including insurance companies, law firms and life science companies. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business areas where they arise. Where appropriate, business areas seek to minimise this exposure by taking payment in advance and through management of credit terms. Expected credit losses are based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due, after considering loss allowance:

	2021 £m	2022 £m	**2023 £m**
Up to one month	156	265	**259**
2 to 3 months	96	115	**130**
4 to 6 months	35	46	**56**
Greater than 6 months	18	23	**35**
Total past due	305	449	**480**

17 Financial instruments (continued)

Hedge accounting
The hedging relationships that are designated under IFRS 9 – Financial Instruments are described below.

Fair value hedges
The Group has entered into interest rate swaps and cross-currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. The table below details the designated fair value hedge relationships that were in place at 31 December 2023, swapping fixed rate term debt issues denominated in US dollars (USD) and euros to floating rate USD and euro debt respectively for the whole or part of their term, together with the related fixed and floating rates.

FAIR VALUE HEDGE RELATIONSHIPS	31 December 2022 Principal amount £m	31 December 2023 Principal amount £m	Fixed rate	Floating rate
$700m bond and $700m interest rate swaps maturing 2023	(579)	–	3.5%	USD LIBOR+0.8%
€500m bond and €500m interest rate swaps maturing 2024	(443)	**(433)**	1.0%	Euribor+0.7%
€600m bond and €600m/$669.3m cross-currency interest rate swaps maturing 2025	(553)	**(524)**	1.3%	USD SOFR+1.5%
$200m bond and $200m interest rate swaps maturing 2027	(165)	–	7.2%	USD SOFR+6.0%
$750m bond and $750m interest rate swaps maturing 2030	(620)	**(588)**	3.0%	USD SOFR+1.8%
€750m bond and €750m interest rate swaps maturing 2031	–	**(650)**	3.8%	Euribor+0.9%
$500m bond and $500m interest rate swaps maturing 2032	(413)	**(392)**	4.8%	USD SOFR+2.0%
	(2,773)	**(2,587)**		

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement as part of finance costs, together with the total carrying values of the borrowings and related derivatives included in the statement of financial position, for the three years ended 31 December 2021, 2022 and 2023 were as follows:

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2021 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2021 £m	Carrying values £m
USD debt	(36)	35	–	(1)	(1,221)
Related interest rate swaps	36	(28)	–	8	8
	–	7	–	7	(1,213)
EUR debt	(83)	55	1	(27)	(940)
Related interest rate swaps	83	(55)	(1)	27	27
	–	–	–	–	(913)
Total relating to USD and EUR debt	(119)	90	1	(28)	(2,161)
Total related interest rate swaps	119	(83)	(1)	35	35
Net gain on borrowings and related derivatives/total carrying value	–	7	–	7	(2,126)

17 Financial instruments (continued)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2022 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2022 £m	Carrying values £m
USD debt	(1)	140	2	141	(1,630)
Related interest rate swaps	8	(149)	(2)	(143)	(143)
	7	(9)	-	(2)	(1,773)
EUR debt	(27)	96	1	70	(924)
Related interest rate swaps	27	(96)	(1)	(70)	(70)
	-	-	-	-	(994)
Total relating to USD and EUR debt	(28)	236	3	211	(2,554)
Total related interest rate swaps	35	(245)	(3)	(213)	(213)
Net gain/(loss) on borrowings and related derivatives/total carrying value	7	(9)	-	(2)	(2,767)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2023 £m	Fair value movement gain/(loss) £m	Redemption/ close-out £m	Exchange gain/(loss) £m	31 December 2023 £m	Carrying values £m
USD debt	141	(22)	(16)	(6)	97	(871)
Related interest rate swaps	(143)	21	16	6	(100)	(100)
	(2)	(1)	-	-	(3)	(971)
EUR debt	70	(61)	-	(2)	7	(1,600)
Related interest rate swaps	(70)	60	-	2	(8)	(8)
	-	(1)	-	-	(1)	(1,608)
Total relating to USD and EUR debt	211	(83)	(16)	(8)	104	(2,471)
Total related interest rate swaps	(213)	81	16	8	(108)	(108)
Net loss on borrowings and related derivatives/total carrying value	(2)	(2)	-	-	(4)	(2,579)

All fair value hedges were highly effective throughout the three years ended 31 December 2023.

$200m of bonds that were due to be repaid in August 2027 were redeemed early in December 2023. These bonds had been swapped to floating rate in a fair value hedge relationship as described above, and on the early redemption the fair value adjustment to the bonds of £16m was expensed in full to the income statement as part of finance costs. The related derivatives were closed out with a cash outflow of £16m. Gross borrowings as at 31 December 2023 included £1m (2022: £10m) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62m. £9m (2022: £3m) of these fair value adjustments were amortised in the year as a reduction to finance costs, including £6m in relation to the early redemption of the 2027 bonds.

Cash flow hedges
As part of the Group's interest rate exposure management, it has entered into certain cross-currency interest rate derivatives, individual components of which have been accounted for as cash flow hedges (with the remaining components accounted for as fair value hedges, as described above). These comprised interest rate derivatives which swapped a fixed rate €600m bond, issued in May 2015 and maturing in May 2025, to floating rate USD debt for the whole of its term. The component relating to the swap of the euro credit margin to USD is being accounted for as a cash flow hedge under IFRS 9, with the amount associated with foreign currency basis spreads recorded in the cost of hedging reserve.

As part of the Group's foreign currency exposure management, it has entered into forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the businesses for up to 50 months. These have been accounted for as cash flow hedges under IFRS 9 of the forecast foreign currency revenues, with gains and losses on the forward contracts deferred in the hedge reserve until the related revenue is recognised, at which time the accumulated gains and losses are reclassified to the income statement.

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17 Financial instruments (continued)

Movements in the hedge reserve and the cost of hedging reserve in 2022 and 2023, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedge reserve £m	Cost of hedging reserve £m	Foreign currency hedge reserve £m	Total £m
Hedge reserve at 31 December 2021: gains/(losses) deferred	1	(6)	29	24
(Losses)/gains arising in 2022	(3)	5	(20)	(18)
Amounts recognised in income statement	1	-	(18)	(17)
Exchange translation differences	(1)	-	1	-
Hedge reserve at 31 December 2022: losses deferred	**(2)**	**(1)**	**(8)**	**(11)**
Gains/(losses) arising in 2023	1	(3)	31	29
Amounts recognised in income statement	1	-	17	18
Exchange translation differences	-	-	-	-
Hedge reserve at 31 December 2023: (losses)/gains deferred	**-**	**(4)**	**40**	**36**

All cash flow hedges were highly effective throughout the two years ended 31 December 2023.

A deferred tax debit of £9m (2022: credit of £3m) in respect of the above gains and losses at 31 December 2023 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, losses of £17m (2022: gains of £18m) were recognised in revenue, and losses of £1m (2022: £1m) were recognised in finance costs. A tax credit of £4m (2022: debit of £4m) was recognised in relation to these items.

The deferred gains and losses on foreign currency cash flow hedges at 31 December 2023 are currently expected to be recognised in the income statement in future years as shown in the table below, together with the principal amount of hedges relating to each year and their total carrying values included within derivative assets and liabilities in the statement of financial position:

	Foreign currency hedge reserve £m	Principal amount of hedges £m	Carrying values £m
2024	**16**	**520**	**18**
2025	**14**	**482**	**14**
2026	**9**	**263**	**9**
2027	**1**	**39**	**1**
Total	**40**	**1,304**	**42**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, or in the preceding year. These cash flows are included in the table on page 196.

18 Inventories and pre-publication costs

Accounting policy
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees.

Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Annual reviews are carried out to assess the recoverability of carrying amounts.

	2022 £m	2023 £m
Raw materials	3	**1**
Pre-publication costs	264	**278**
Finished goods	42	**39**
Total	309	**318**

During the year, pre-publication costs of £93m (2022: £94m) were capitalised. The related amortisation charge was £76m (2022: £72m).

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Financial statements and shareholder information

19 Trade and other receivables

Accounting policy
Trade receivables are stated net of a loss allowance for expected credit losses.

	2022 £m	2023 £m
Trade receivables	2,193	**2,144**
Loss allowance	(118)	**(119)**
	2,075	**2,025**
Prepayments and accrued income	310	**288**
Current tax receivable	15	**6**
Net finance lease receivable	5	**4**
Total	2,405	**2,323**

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

The movements in the loss allowance during the year were as follows:

	2022 £m	2023 £m
At start of year	106	**118**
Charge for the year	11	**8**
Trade receivables written off	(7)	**(3)**
Exchange translation differences	8	**(4)**
At end of year	118	**119**

20 Trade and other payables

Accounting policy
Deferred income is recognised when either a customer has paid consideration, or RELX has an unconditional right to an amount of consideration, in advance of the goods and services being delivered.

Trade payables, accruals and other payables are predominantly non-interest-bearing and are stated at their nominal values.

	2022 £m	2023 £m
Trade payables	129	**171**
Accruals	844	**842**
Social security and other taxes	159	**174**
Other payables	517	**487**
Deferred income	2,368	**2,297**
Total	4,017	**3,971**

Trade and other payables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Materially all of the opening deferred income balance has been recognised in the reporting period.

21 Debt

Accounting policy
Borrowings are recorded initially at fair value and subsequently carried at amortised cost, other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk. When the related derivative in such a hedging relationship expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

21 Debt (continued)

	2022			2023		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	**Falling due within 1 year £m**	**Falling due in more than 1 year £m**	**Total £m**
Financial liabilities measured at amortised cost:						
Short-term bank loans, overdrafts and commercial paper	102	-	102	**220**	**-**	**220**
Term debt	-	3,641	3,641	**606**	**2,940**	**3,546**
Lease liabilities	67	115	182	**57**	**84**	**141**
Term debt in fair value hedging relationships	576	1,978	2,554	**430**	**2,041**	**2,471**
Term debt previously in fair value hedging relationships	125	126	251	**-**	**119**	**119**
Total	870	5,860	6,730	**1,313**	**5,184**	**6,497**

The total fair value of financial liabilities measured at amortised cost (excluding lease liabilities) is £3,610m (2022: £3,451m). The total fair value of term debt in fair value hedging relationships is £2,576m (2022: £2,688m). The total fair value of term debt previously in fair value hedging relationships is £122m (2022: £257m).

RELX PLC has given guarantees in respect of certain long-term and short-term borrowings issued by subsidiaries. Included within term debt above are debt securities issued by RELX Capital Inc., a 100% indirectly owned finance subsidiary of RELX PLC, which have been registered with the US Securities and Exchange Commission. RELX PLC has fully and unconditionally guaranteed these securities, which are not guaranteed by any other subsidiary of RELX PLC.

Analysis by year of repayment

	2022				2023			
	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m	**Short-term bank loans, overdrafts and commercial paper £m**	**Term debt £m**	**Lease liabilities £m**	**Total £m**
Within 1 year	102	701	67	870	**220**	**1,036**	**57**	**1,313**
Within 1 to 2 years	-	1,045	24	1,069	**-**	**620**	**19**	**639**
Within 2 to 3 years	-	623	25	648	**-**	**647**	**18**	**665**
Within 3 to 4 years	-	660	24	684	**-**	**432**	**17**	**449**
Within 4 to 5 years	-	595	17	612	**-**	**689**	**9**	**698**
After 5 years	-	2,822	25	2,847	**-**	**2,712**	**21**	**2,733**
After 1 year	-	5,745	115	5,860	**-**	**5,100**	**84**	**5,184**
Total	102	6,446	182	6,730	**220**	**6,136**	**141**	**6,497**

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2023 by a $3.0bn (£2.3bn) committed bank facility maturing in 2026. The committed bank facility was undrawn.

In June 2023, €750m of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years.

Analysis by currency

	2022				2023			
	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m	**Short-term bank loans, overdrafts and commercial paper £m**	**Term debt £m**	**Lease liabilities £m**	**Total £m**
US dollar	2	3,160	65	3,227	**188**	**2,234**	**37**	**2,459**
Pound sterling	-	-	40	40	**-**	**-**	**29**	**29**
Euro	-	3,286	57	3,343	**24**	**3,902**	**47**	**3,973**
Other currencies	100	-	20	120	**8**	**-**	**28**	**36**
Total	102	6,446	182	6,730	**220**	**6,136**	**141**	**6,497**

Included in the US dollar amounts for term debt above is £501m (2022: £498m) of debt denominated in euros (€600m) (2022: €600m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2023, had a fair value of £23m (2022: £55m).

22 Lease arrangements

Accounting policy

All leases where RELX is the lessee (with the exception of short-term and low-value leases) are recognised in the statement of financial position. A lease liability is recognised based on the present value of the future lease payments, and a corresponding right-of-use asset is recognised. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the asset. Lease payments are apportioned between finance charges and a reduction of the lease liability.

Low-value items and short-term leases with a term of 12 months or less are not required to be recognised on the balance sheet and payments made in relation to these leases are recognised on a straight-line basis in the income statement.

The leases held by the Group can be split into two categories: property and non-property. The Group leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located.

Non-property includes all other leases, such as cars and printers.

Right-of-use assets

	2022 £m	2023 £m
At start of year	161	145
Additions	34	38
Acquisitions	3	-
Remeasurement	8	6
Disposals	(8)	(7)
Depreciation	(63)	(65)
Exchange translation differences	10	(4)
At end of year	145	113

Lease liability

	2022 £m	2023 £m
Current		
Property	(65)	(55)
Non-property	(2)	(2)
Non-current		
Property	(113)	(82)
Non-property	(2)	(2)
Total	(182)	(141)

Interest expense on the lease liabilities recognised within finance costs was £6m (2022: £6m; 2021: £8m).

As at 31 December 2023, RELX was committed to leases with future cash outflows totalling £6m (31 December 2022: £32m) which had not yet commenced and as such are not accounted for as a liability as at 31 December 2023. A liability and corresponding right-of-use asset will be recognised for these leases at the lease commencement date.

RELX subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor. The finance lease receivable balance held is as follows:

	2022 £m	2023 £m
Net finance lease receivable	5	4

Short-term and low-value lease expenses have been included in note 3.

Interest income recognised in relation to finance lease receivables is disclosed in note 7.

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Governance

Financial statements and shareholder information

23 Share capital and shares held in treasury

Accounting policy
Shares of RELX PLC that are repurchased and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of RELX PLC that are purchased by the Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

RELX PLC

CALLED UP SHARE CAPITAL – ORDINARY SHARES OF UK 14 $^{51}/_{116}$ PENCE EACH ALLOTTED, ISSUED AND FULLY PAID	No. of shares	2022 £m	No. of shares	2023 £m
At start of year	1,984,961,632	286	1,934,880,088	279
Issue of ordinary shares	1,918,456	-	3,027,517	-
Cancellation of ordinary shares	(52,000,000)	(7)	(31,000,000)	(4)
At end of year	1,934,880,088	279	1,906,907,605	275

NUMBER OF ORDINARY SHARES	Year ended 31 December			
	2022 Shares in issue net of treasury shares* (millions)	Shares in issue (millions)	Treasury shares (millions)	2023 Shares in issue net of treasury shares* (millions)
RELX PLC				
At start of year	1,929.4	1,934.9	(25.4)	1,909.5
Issue of ordinary shares	1.9	3.0	-	3.0
Repurchase of ordinary shares	(21.7)	-	(30.9)	(30.9)
Net purchase of shares by the Employee Benefit Trust	(0.1)	-	(0.1)	(0.1)
Cancellation of ordinary shares	-	(31.0)	31.0	-
At end of year	1,909.5	1,906.9	(25.4)	1,881.5

* At 31 December 2023 the total shares in issue net of treasury shares is 1,881,531,883 (2022: 1,909,526,620).

All of the RELX PLC ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for the shares held in treasury, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

The issue of ordinary shares in the year relates to the exercise of share options.

During the year, RELX PLC repurchased 30.9m (2022: 21.7m; 2021: nil) RELX PLC ordinary shares for an average price of 2,588p. Total consideration for these repurchased shares was £800m (2022: £500m; 2021: nil). On 8 December 2023, RELX PLC announced a non-discretionary programme to repurchase further ordinary shares up to the value of £150m. At 31 December 2023, an accrual of £150m was recognised in respect of this non-discretionary commitment. A further 4.6m RELX PLC ordinary shares have been repurchased in January and February 2024 under this programme.

The Employee Benefit Trust purchases RELX PLC shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. During the year, the Employee Benefit Trust purchased 2m shares for a total cost of £50m (2022: £50m; 2021: £1m). At 31 December 2023, shares held by the Employee Benefit Trust were £117m (2022: £101m; 2021: £86m) at cost.

At 31 December 2023, RELX PLC shares held in treasury related to 5,663,529 (2022: 5,553,401; 2021: 5,448,564) RELX PLC ordinary shares held by the Employee Benefit Trust; and 19,712,193 (2022: 19,800,067; 2021: 50,087,679) RELX PLC ordinary shares held by the parent company.

24 Other reserves and translation reserve

	Total 2022 £m	Translation reserve 2023 £m	Hedge reserve 2023 £m	Other reserves 2023 £m	Total 2023 £m
At start of year	2,331	677	(8)	1,725	**2,394**
Profit attributable to shareholders	1,634	-	-	1,781	**1,781**
Dividends paid	(983)	-	-	(1,059)	**(1,059)**
Actuarial gains on defined benefit pension schemes	164	-	-	(75)	**(75)**
Fair value movements on cash flow hedges	(18)	-	29	-	**29**
Transfer to profit from cash flow hedge reserve	(17)	-	18	-	**18**
Tax recognised in other comprehensive income	(35)	-	(12)	19	**7**
Exchange differences on translation of foreign operations	427	(285)	-	–	**(285)**
Cancellation of shares	(1,120)	-	-	(673)	**(673)**
Increase in share based remuneration reserve (including tax)	47	-	-	77	**77**
Settlement of share awards	(35)	-	-	(34)	**(34)**
Disposal of non-controlling interests	(1)	-	-	-	**-**
At end of year	2,394	**392**	**27**	**1,761**	**2,180**

The closing balance of other reserves in the consolidated statement of changes in equity of £1,788m (2022: £1,717m) is comprised of the hedge reserve (£27m; 2022: £(8)m) and other reserves (£1,761m; 2022: £1,725m).

Other reserves principally comprise retained earnings and the share based remuneration reserve. Movements in reserves during the period includes the effects of profits generated during the period, share repurchases, changes in exchange rates and other items. Dividends paid during 2023 were £1,059m (2022: £983m). Refer to note 13 for further details.

31m (2022: 52m) RELX PLC ordinary shares held in treasury were cancelled resulting in a transfer of £673m between other reserves and shares held in treasury.

The decrease of £285m in the translation reserve is due to the net effect of changes in exchange rates during the period which decreased net debt by £184m and assets (net of other liabilities) by £469m.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

25 Related party transactions

Transactions with related parties were made on normal market terms of trading.

Transactions between RELX PLC and subsidiaries of the Group have been eliminated within the consolidated financial statements. Transactions with joint ventures and associates comprise sales of goods and services of £17.4m (2022: £0.4m; 2021: nil) and the rendering and receiving of goods and services of nil (2022: nil; 2021: £0.2m). As at 31 December 2023, amounts owed by joint ventures and associates were £6.6m (2022: £4.2m; 2021: £2.4m) and amounts due to joint ventures and associates were £2.3m (2022: £1.2m; 2021: £1.4m). See note 6 for details of the Group's participation in defined benefit pension schemes.

Key management personnel are also related parties as defined by IAS 24 – Related Party Disclosures and comprise the Executive and Non-Executive Directors of RELX PLC. Key management personnel remuneration is set out below. For reporting purposes, salary, benefits and annual incentive payments are considered short-term employee benefits.

KEY MANAGEMENT PERSONNEL REMUNERATION	2021 £m	2022 £m	2023 £m
Salaries, other short-term employee benefits and non-executive fees	7	7	**8**
Post-employment benefits	1	-	**-**
Share based remuneration*	8	7	**14**
Total	16	14	**22**

EXECUTIVE DIRECTORS		Salary £'000	Benefits £'000	Annual incentive £'000	Share based remuneration* £'000	Pension* £'000	Total £'000
Total Executive Directors	2021	2,085	97	3,604	7,953	774	14,513
	2022	2,137	97	3,251	6,857	268	12,610
	2023	**2,190**	**97**	**3,808**	**14,354**	**241**	**20,690**

* The figures for share based awards are calculated in accordance with the methodology set out in the UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Boards (IASB). The figure for performance-related share based awards includes share price appreciation since the date the award was granted. Please see page [124] for further details. Pension is calculated in accordance with the methodology set out in the UK Regulations.

NON-EXECUTIVE DIRECTORS	2021 £'000	2022 £'000	2023 £'000
Fees and benefits	1,598	1,566	**1,566**

The remuneration of non-executive directors comprises fees for services, and benefits primarily relating to tax filing support in respect of filings resulting from their directorships. No deemed benefits were provided during 2023 to former directors (2022: nil; 2021: nil). No loans, advances or guarantees have been provided on behalf of any director. The aggregate gains made by Executive Directors on the exercise of options during 2023 were £6.7m (2022: nil; 2021: nil).

26 Exchange rates

The following exchange rates have been applied in preparing the consolidated financial statements:

	Income statement			Statement of financial position	
	2021	2022	**2023**	2022	**2023**
Euro to sterling	1.16	1.17	**1.15**	1.13	**1.15**
US dollar to sterling	1.38	1.24	**1.24**	1.21	**1.28**

27 Approval of financial statements

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 14 February 2024.

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and shareholder information

28 Related undertakings

A full list of related undertakings (comprising subsidiaries, joint ventures, associates and other significant holdings) as at 31 December 2023 is set out below. Unless where otherwise stated, all undertakings are held indirectly by RELX PLC, and the effective interest held by the Group is 100%.

Company name	Share class	Reg office
Australia		
Agricultural Insights Pty Ltd	Ordinary	AUS1
LNRS Data Services (Australia) Pty Ltd	Ordinary	AUS1
Reed Exhibitions Australia Pty Limited	Ordinary	AUS2
RELX Holdings Australia Pty Ltd	Ordinary	AUS2
RELX Trading Australia Pty Limited	Ordinary	AUS2
Austria		
LexisNexis Verlag ARD ORAC GmbH & Co KG	Partnership Interest	AUT2
ORAC GmbH	Ordinary	AUT2
RELX Austria GmbH	Ordinary	AUT3
RX CEE GmbH	Ordinary	AUT1
RX Salzburg GmbH	Ordinary	AUT3
RX Wien GmbH	Ordinary	AUT1
Standout GmbH	Ordinary	AUT4
Belgium		
LexisNexis BV	Ordinary	BEL1
Brazil		
Elsevier Editora Limiteda	Quotas	BRA1
Fircosoft Brasil Consultoria e Servicos de Informatica Ltda	Quotas	BRA2
Gestora de Inteligencia de Credito S.A. (20%)	Common, Preferred	BRA8
LexisNexis Informacoes e Sistemas Empresariais Limiteda	Quotas	BRA6
LexisNexis Servicos de Analise de Risco Limiteda	Quotas	BRA7
MLex Brasil Midia Mercadologica Limiteda	Quotas	BRA4
Reed Exhibitions Alcantara Machado Limiteda	Quotas	BRA3
SST Software do Brasil Limiteda	Quotas	BRA5
Canada		
Corps Events IntCan	Class A Voting	CAN3
Elsevier Canada Inc.	Common	CAN2
Human API Technologies Inc.	Voting	CAN4
LexisNexis Canada Inc.	Class B	CAN1
PCLaw Time Matters Canada Inc.	Common	CAN5
RELX Canada Limited	Common	CAN1
China		
Bakery China Exhibitions Co., Limited (25%)	Ordinary	CHN1
Beijing Medtime Elsevier Education Technology Co., Limited (49%)	Common	CHN2
Beijing Reed Elsevier Science and Technology Co Ltd[1]	Common	CHN20
C-One Energy (Guangzhou) Co., Limited	Ordinary	CHN5
Jingxunlingsi (Beijing) Information Technology Co Ltd[1]	Ordinary	CHN4
KeAi Communications Co., Limited (49%)	Ordinary	CHN15
LexisNexis Information Technology Co. Limited	Ordinary	CHN4
LexisNexis Risk Solutions (Shanghai) Information Technologies Co. Limited	Common	CHN7
LNRS Data Services (Shanghai) Co Limited	Ordinary	CHN13
Peili Computer Co Ltd[1]	Ordinary	CHN13
Reed Elsevier Information Technology (Beijing) Co., Limited	Common	CHN3
Reed Exhibitions (China) Co., Limited	Ordinary	CHN4
Reed Exhibitions (Shanghai) Co., Limited	Ordinary	CHN10
Reed Exhibitions Hengjin Co., Limited (51%)	Ordinary	CHN12
Reed Exhibitions Kuozhan (Shanghai) Co., Limited (60%)	Ordinary	CHN8
Reed Huabai Exhibitions (Beijing) Co., Limited (51%)	Ordinary	CHN4
Reed Huabo Exhibitions (Shenzhen) Co., Limited (65%)	Ordinary	CHN16
Reed Huaqun Exhibitions Co., Limited (52%)	Ordinary	CHN4
Reed Sinopharm Exhibitions Co., Limited (50%)	Ordinary	CHN4
RX (China) Investment Co., Limited	Ordinary	CHN9
RX (Shenzhen) Co., Limited	Ordinary	CHN6
RX Huabo (Shenzhen) Technology Co. Limited[1]	Ordinary	CHN19
RX Technology (Shanghai) Co. Limited[1]	Ordinary	CHN18
Shanghai Datong Medical Information Technology Co., Limited	Ordinary	CHN17
Shanghai SinoReal Exhibitions Co., Limited (27.5%)	Ordinary	CHN11
Z&R Exhibitions Co., Limited (27.5%)	Ordinary	CHN14
Colombia		
LexisNexis Risk Solutions SAS	Ordinary	COL1
Denmark		
Elsevier A/S	Ordinary	DNK1
Egypt		
Elsevier Egypt LLC	Ordinary	EGY1

Company name	Share class	Reg office
France		
Case Law Analytics SAS	Ordinary	FRA9
Closd SAS	Ordinary	FRA8
Corp Events SARL	Ordinary	FRA3
Elsevier Holding France SAS	Ordinary	FRA1
Elsevier Masson SAS	Ordinary	FRA1
Fircosoft SAS	Ordinary	FRA7
GIE EDI Data (83%)	Ordinary	FRA2
GIE Juris Data	Ordinary	FRA2
Jarvis SAS	Ordinary	FRA10
LexisNexis Business Information Solutions SA	Ordinary	FRA2
LexisNexis Business Information Solutions Holding SA	Ordinary	FRA4
LexisNexis International Development & Services SAS	Ordinary	FRA2
LexisNexis SA	Ordinary	FRA2
Reed Exhibitions ISG SARL	Ordinary	FRA5
RELX France SA	Ordinary	FRA3
RELX France Services SAS	Ordinary	FRA7
RX France SAS	Ordinary	FRA3
SAFI SA (50%)	Ordinary	FRA6
Germany		
Elsevier GmbH	Ordinary	DEU3
Elsevier Information Systems GmbH	Ordinary	DEU2
IPlytics GmbH	Ordinary	DEU7
LexisNexis GmbH	Ordinary	DEU4
PatentSight GmbH	Ordinary	DEU6
RELX Deutschland GmbH	Ordinary	DEU1
RX Deutschland GmbH	Ordinary	DEU1
Tschach Solutions GmbH	Ordinary	DEU5
Hong Kong		
Ascend China Holding Limited	Ordinary	HNK4
JC Exhibition and Promotion Limited (65%)	Ordinary	HNK4
JYLN Sager Limited	Ordinary	HNK2
LNRS Data Services (China) Limited	Ordinary	HNK1
Reed Exhibitions Limited	Ordinary	HNK4
RELX (Greater China) Limited	Ordinary	HNK3
India		
FircoSoft India Private Limited (Liquidation in progress)	Ordinary	IND2
Reed Elsevier Publishing (India) Private Limited	Ordinary	IND1
Reed Manch Exhibitions Private Limited	Ordinary	IND1
Reed Triune Exhibitions Private Limited (72%)	Ordinary	IND3
RELX India Private Limited	Ordinary	IND1
Indonesia		
PT Reed Exhibitions Indonesia (70%)	Class A Preferred Class B Common	IDN1
PT RELX Information Analytics Indonesia	Ordinary	IDN2
Irish Republic		
Elsevier (Ireland) Limited	Ordinary	IRL2
LexisNexis Risk Solutions (Europe) Limited	Ordinary	IRL1
RELX International Finance Designated Activity Company	Ordinary	IRL1
Israel		
LexisNexis Israel Ltd	Ordinary	ISR1
Italy		
Elsevier SRL	Registered Capital	ITA1
ICIS Italia SRL	Ordinary	ITA2
RX Italy SRL	Ordinary	ITA1
Japan		
Elsevier Japan KK	Ordinary	JPN1
LexisNexis Japan KK	Ordinary	JPN2
PatentSight Japan Inc.	Common	JPN2
RX Japan Ltd	Ordinary	JPN2

28 Related undertakings (continued)

Company name	Share class	Reg office
Korea (Republic of)		
Elsevier Korea LLC	Ordinary	KOR1
LexisNexis Legal and Professional Service Korea Limited	Ordinary	KOR2
Reed Exhibitions Korea Limited	Ordinary	KOR3
Reed Exporum Limited (60%)	Ordinary	KOR4
Reed K. Fairs Limited (70%)	Ordinary	KOR3
Macau		
Reed Exhibitions Macau Limited	Ordinary	MAC1
Malaysia		
LexisNexis Malaysia Sdn Bhd	Ordinary	MYS1
Mexico		
Human API Technologies, S. de R.L. de C.V.	Fixed	MEX3
Masson-Doyma Mexico, S.A.	Ordinary	MEX1
Reed Exhibitions Mexico S.A. de C.V.	Fixed	MEX2
Netherlands		
AGRM Solutions C.V.	Partnership Interest	NLD1
Caselex B.V.	Ordinary	NLD1
Elsevier B.V.	Ordinary	NLD1
ICIS Benchmarking Europe B.V.	Ordinary	NLD1
LexisNexis Business Information Solutions B.V.	Ordinary	NLD1
LNRS Data Services B.V.	Ordinary	NLD1
Misset Uitgeverij B.V. (49%)	Ordinary	NLD2
RELX Employment Company B.V.	Ordinary	NLD1
RELX Finance B.V.	Ordinary	NLD1
RELX Holdings B.V.	Ordinary	NLD1
RELX Nederland B.V.	Ordinary	NLD1
RELX Overseas B.V.	Ordinary RE	NLD1
New Zealand		
LexisNexis NZ Limited	Ordinary	NZL1
Philippines		
Reed Elsevier Shared Services (Philippines) Inc.	Common	PHL1
Poland		
AI Digital Contracts Sp. z.o.o. (75%)	Ordinary	POL1
Elsevier Sp. z.o.o.	Ordinary	POL2
Russia		
Elsevier LLC (Liquidation in progress)	Participation Shares	RUS1
LexisNexis LLC (Liquidation in progress)	Participation Shares	RUS2
Singapore		
Elsevier (Singapore) Pte Limited	Ordinary	SGP1
LexisNexis Philippines Pte Limited	Ordinary-B, Preference	SGP2
LNRS Data Services Pte Limited	Ordinary	SGP1
RE (HAPL) Pte Limited	Ordinary	SGP1
RELX (Singapore) Pte Limited	Ordinary	SGP2
South Africa		
Globalrange SA (Pty) Ltd	Ordinary	ZAF1
LexisNexis (Pty) Limited (78%)	Ordinary	ZAF2
LexisNexis Risk Management (Pty) Limited (78%)	Ordinary	ZAF2
LexisNexis South Africa Shared Services (Pty) Limited	Ordinary	ZAF2
Reed Events Management (Pty) Limited (90%)	Ordinary	ZAF2
Reed Exhibitions (Pty) Limited (90%)	Ordinary	ZAF2
Reed Exhibitions Group (Pty) Limited (90%)	Ordinary	ZAF2
Reed Venue Management (Pty) Limited (90%)	Ordinary	ZAF2
RELX (Pty) Limited	Ordinary	ZAF2
Spain		
Elsevier Espana S.L.U	Participations	ESP1

Company name	Share class	Reg office
Sweden		
Behaviometrics AB	Ordinary	SWE1
Taiwan		
Elsevier Taiwan LLC	Ordinary	TWN1
Thailand		
Reed Tradex Company Limited (49%)	Ordinary, Preference	THA1
RELX Holding (Thailand) Co., Limited	Ordinary	THA2
RELX Information Analytics (Thailand) Co., Limited	Ordinary	THA3
Turkey		
Elsevier STM Bilgi Hizmetleri Limited Sirketi	Ordinary	TUR1
Mack Brooks Fuarcilik A.S.	Registered Capital	TUR2
Reed Tuyap Fuarcilik A.S. (50%)	A Ordinary, B Ordinary	TUR3
United Arab Emirates		
Reed Exhibitions FZ-LLC	Ordinary	UAE1
RELX Middle East FZ-LLC	Ordinary	UAE2
United Kingdom		
Agricultural Insights Ltd	Ordinary	GBR2
Aistemos Limited	Ordinary	GBR4
Butterworths Limited	Ordinary	GBR4
Cordery Compliance Limited (71%)	Ordinary	GBR4
Cordery Limited (71%)	Ordinary	GBR4
Crediva Limited	Ordinary	GBR5
Digital Foundry Network Limited (50%)	Ordinary	GBR3
Elsevier Limited	Ordinary	GBR6
Emailage Limited (Liquidation in progress)	Ordinary	GBR5
Gamer Network Limited	Ordinary	GBR3
Hookshot Media Ltd (23.5%)	Ordinary	GBR7
Interfolio UK Ltd	Ordinary	GBR8
LexisNexis Risk Solutions UK Limited	Ordinary	GBR5
LNRS Data Services Holdings Limited	Ordinary	GBR1
LNRS Data Services Limited	Ordinary	GBR2
Mack-Brooks Exhibitions Limited	Ordinary	GBR3
MCM Expo Ltd (Liquidation in progress)	Ordinary	GBR3
MLex Limited	Ordinary	GBR4
Offshore Europe (Management) Limited	Ordinary	GBR3
Offshore Europe Partnership (50%)	Partnership Interest	GBR3
Out There Gaming Limited (70%)	Ordinary	GBR3
RE (HPL) Limited	Ordinary	GBR1
RE (RCB) Limited	Ordinary	GBR1
RE Secretaries Limited	Ordinary	GBR1
RE (SOE) Limited	Ordinary	GBR3
Reed Events Limited	Ordinary	GBR3
Reed Exhibitions Limited	Ordinary	GBR3
Reed Nominees Limited	Ordinary	GBR1
RELX Finance Limited	Ordinary	GBR1
RELX Group plc*	Ordinary	GBR1
RELX (Holdings) Limited	Ordinary	GBR1
RELX (Investments) plc	Ordinary	GBR1
RELX Overseas Holdings Limited	Ordinary	GBR1
RELX (UK) Limited	Ordinary	GBR1
REV GP (UK) LLP (50%)	Membership Interest	GBR1
REV Venture Partners Limited	Ordinary	GBR1
REV V LP	Partnership Interest	GBR1
SciBite Limited	Ordinary	GBR8
Tracesmart Limited	Ordinary	GBR5
TruNarrative Ltd (Liquidation in progress)	Ordinary	GBR5

28 Related undertakings (continued)

Company name	Share class	Reg office
United States		
Accuity Asset Verification Services Inc.	Common Stock	USA1
Accuity Inc.	Common Stock	USA1
Agricultural Insights LLC	Membership Interest	USA1
American Textile Machinery Exhibition-International, Inc. (40%)	Common Stock	USA2
Aries Systems Corporation	Common Stock	USA2
Dunlap-Hanna Publishers (50%)	Partnership Interest	USA2
Elsevier Holdings Inc.	Common Stock	USA2
Elsevier Inc.	Common Stock	USA2
Elsevier STM Inc.	Common Stock	USA2
Emailage Corporation	Common Stock	USA1
Enclarity, Inc.	Common Stock	USA1
Gaming Business Asia, LLC (50%)	Membership Interest	USA2
Health Market Science, Inc.	Common Stock	USA1
HumanAPI Inc.	Common Stock	USA1
ID Analytics, LLC	Membership Interest	USA1
Interfolio, Inc.	Common Stock	USA2
Interfolio Data 180, LLC	Membership Interest	USA2
Jarvis Software LLC	Membership Interest	USA2
Knovel Corporation	Common Stock	USA2
Knowable Inc (75%)	Common Stock	USA2
Legal InQuery Solutions Inc.	Common Stock	USA5
LexisNexis Claims Solutions Inc.	Common Stock	USA1
LexisNexis Coplogic Solutions Inc.	Common Stock	USA1
LexisNexis of Puerto Rico, Inc.	Common Stock	USA7
LexisNexis Risk Data Management, LLC	Membership Interest	USA1
LexisNexis Risk Holdings Inc.	Common Stock	USA1
LexisNexis Risk Solutions Inc.	Common Stock	USA1
LexisNexis Risk Solutions FL Inc.	Common Stock	USA1
LexisNexis Special Services Inc.	Common Stock	USA4
LexisNexis VitalChek Network Inc.	Common Stock	USA1
LNRS Data Services Inc.	Common Stock	USA1
Matthew Bender & Company, Inc.	Common Stock	USA2
MLex US, Inc.	Common Stock	USA2
PCLaw Time Matters LLC (51%)	Membership Interest	USA2
Portfolio Media, Inc.	Common Stock	USA2
Reed Technology and Information Services LLC	Membership Interest	USA2
RELX Capital Inc.	Common Stock	USA3
RELX Inc.	Common Stock	USA2
RELX Risks Inc.	Common Stock	USA6
REV IV Partnership LP	Partnership Interest	USA3
SAFI Americas LLC (50%)	Membership Interest	USA2
SageStream, LLC	Membership Interest	USA1
The Reed Elsevier Ventures 2011 Partnership LP	Partnership Interest	USA3
The Reed Elsevier Ventures 2013 Partnership LP	Partnership Interest	USA3
The Remick Publishers (50%)	Partnership Interest	USA2
ThreatMetrix, Inc.	Common Stock	USA1
World Compliance, Inc.	Common Stock	USA1
Vietnam		
Reed Tradex Vietnam LLC (49%)	Membership Interest	VIE1

Registered offices

Australia
AUS1: Building B, Level 2, Unit 11, 1 Maitland Place, Baulkham Hills, NSW 2153
AUS2: Tower 2, Level 1, 475 Victoria Avenue, Chatswood NSW 2067

Austria
AUT1: Messeplatz 1, 1020, Vienna
AUT2: Trabrennstrasse 2A,1020, Vienna
AUT3: Am Messezentrum 6, 5021, Salzburg
AUT4: Am Messezentrum 7, 5020, Salzburg

Belgium
BEL1: Oudenaardseheerweg 129, 9810 Nazareth

Brazil
BRA1: Av. Almirante Barroso 81, Sala 33A114, 20031-004 Centro, Rio de Janeiro
BRA2: Rua Bela Cintra, 1200, Andar 6 Conj 61 A 64, Consolacao, Sao Paulo, 01415-002
BRA3: Rua Bela Cintra no. 1200, 10th floor, Sao Paulo, 01415-002
BRA4: Avenida Paulista 2300, Andar Pilotis, Sao Paulo, SP 01 310-300
BRA5: Rua Coronel Fonseca, 203A – Centro Botucatu, Sao Paulo, 18600-200
BRA6: Rua Funchal, 538, 4º Andar, Conj. 42, Salas 4, 5 e 6, Vila Olímpia, Sao Paulo, 04551-060
BRA7: Alameda Rio Negro, 161 Alphaville Industrial, Barueri, Sao Paulo 06.454-000
BRA8: Alameda Araguaia, Alphaville, Conjuntos 81-84, Centro Empresarial Araguaia, Barueri, Sao Paulo
2104, 8-9 Andar

Canada
CAN1: 111 Gordon Baker Road, Suite 900, Toronto, Ontario, M2H 3R1
CAN2: 26E-1501 av. McGill College, Montreal, Quebec, H3A 3N9
CAN3: 555 Richmond Street West, Suite 405, Toronto ON M5V 3B1
CAN4: 20th Floor, 250 Howe Street, Vancouver BC, V6C 3R8
CAN5: 199 Bay Street, 4000, Toronto, Ontario, M5L 1A9

China
CHN1: Zhongkun Building, Room 612, Gaoliangqiaoxie Street, No. 59, Haidan District, Beijing, 100044
CHN2: Room 516, 5th Floor, Building 22, Area 11, No. 38, Xueyuan Road, Haidian District, Beijing
CHN3: Oriental Plaza, No. 1 East Chang An Ave, Tower W1, 7th Floor, Unit 1-7, Dong Cheng District, Beijing, 100738
CHN4: Ping An International Finance Centre, Room 1504-1505, 15th Floor, Tower A-101, 3-24 Floor, Xinyuan South Road, Chaoyang District, Beijing, 100027
CHN5: Unit B1303-1 & 1305, 13F Center Plaza, 161 Linhe Road West, Tianhe District Guangzhou
CHN6: Unit 303, 3F, Tower 3 Kerry Plaza ,No.1 Zhong Xin Si Road, Fu Tian District, Shenzhen
CHN7: Unit A-1, 5th Floor, No. 567, Tianshan West Road, Changning District, Shanghai
CHN8: Intercontinental Center, 42F, 100 Yutong Road, Zhabei District, Shanghai, 200070
CHN9: Room 319, 238 Jiangchangsan Road, Jing'an District, Shanghai
CHN10: Room 304, Sanlian Building, No.8, Huajing Road, Pudong District, Shanghai, 200070
CHN11: Building 2, Room No. 3895, Changjiang Avenue, No. 161, Changliang Farm, Chongming County, Shanghai
CHN12: Floor 2, No.979, Yunhan Road, Nicheng Town, Pudong New District, Shanghai, 200000
CHN13: 4/F Block 3, No 999 Jingzhong Road, Changning District, Shanghai
CHN14: A0208, 1st Floor, Building 2, Yard 66, Yanfu Road, Yancun Tow, Fangshan District, Beijing
CHN15: 16 Donghuangchenggen North Street, Beijing, 100717
CHN16: Shenzhen International Chamber of Commerce Tower, Room 1801-1802, 1805, Fuhua 3rd Road, Futian District, Shenzhen, 518048
CHN17: 5/F Unit A, Digital China Centre No. 567 Tianshan West Road, ChangNing District, Shanghai, 200335
CHN18: Room 726, 1256-1258 Wan Rong Road, Jing An District, Shanghai
CHN19: Room 1801, 168 Fuhua No. 3 Road , Fu Tian District, Shenzhen
CHN20: Oriental Plaza, No. 1 East Chang An Ave, Tower W1, 7th Floor, Unit 12C, Dong Cheng District, Beijing, 100738

Colombia
COL1: Philippe Prietocarrizosa & Uria Abogados, Carrera 9 No. 74-08 Oficina 105, Bogota, d.c., 76600

Denmark
DNK1: Niels Jernes Vej 10, 9220, Aalborg East

Egypt
EGY1: Land Mark Office Building, 2nd Floor, 90th Street, City Center, 5th Settlement, New Cairo, Cairo

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

28 Related undertakings (continued)

Registered offices	
France	
FRA1:	65 rue Camille Desmoulins, 92130, Issy les Moulineaux
FRA2:	141 rue de Javel, 75015, Paris
FRA3:	52 Quai de Dion Bouton, 92800, Puteaux
FRA4:	Immeuble Technopolis, 350 rue Georges Besse, 30000, Nimes
FRA5:	27 Quai Alphonse Le Gallo, 92100, Boulogne-Billancourt
FRA6:	6-8 rue Chaptal, 75009, Paris
FRA7:	Immeuble Vivacity, 151-155 rue de Bercy, 75012, Paris
FRA8:	168 rue Saint-Denis, 75002, Paris
FRA9:	10 bis, quai Turenne, 44000, Nantes
FRA10:	9 rue du Quatre-Septembre, 75002, Paris
Germany	
DEU1:	Volklinger Strasse 4, 40219, Dusseldorf
DEU2:	St. Martin Tower, Wing, 2nd floor, Franklinstrasse 61-63, 60486, Frankfurt am Main Hessen
DEU3:	Bernhard-Wicki-Strasse 5, 80636, Munich
DEU4:	Heerdter Sandberg 30, 40549, Dusseldorf
DEU5:	Stephanienstrasse 86, 76133 Karlsruhe
DEU6:	Joseph-Schumpeter-Allee 33, 53227, Bonn
DEU7:	Ohlauer Str. 43, Aufgang C, c/o Thunderbolt Collective, 10999, Berlin
Hong Kong	
HNK1:	5/F, Manulife Place, 348 Kwun Tong Road, Kowloon
HNK2:	Flat 1506, 15/F, Lucky Center, No. 165-171 Wan Chai Road, Wan Chai
HNK3:	11/F Oxford House, Taikoo Place, 979 King's Road, Quarry Bay
HNK4:	17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay
India	
IND1:	818, 8th Floor, Indraprakash Building, 21 Barakhamba Road, New Delhi, Delhi, 110001
IND2:	Ascendas International Tech Park, Crest Building 12th Floor, Taramani Road, Taramani, Chennai, 600113
IND3:	25, 3rd floor, 8th Main Road, Vasanth Nagar, Bangalore, Karnataka, 560052
Indonesia	
IDN1:	APL Tower Central Park 26th Floor Unit T3 Jl. S. Parman Kav., 28, Grogol, Pertamburan Jakarta Barat 11470
IDN2:	Gedung World Trade Center, 3 LT 20 Spaces JL Jend Sudirman Kav 29-31 RT/RW 008/003, Karet Kuningan, Setiabudi, Jakarta Selatan, DKI Jakarta 12940
Irish Republic	
IRL1:	Riverside One, Sir John Rogerson's Quay, Dublin 2, DO2 X576
IRL2:	1F Cedarhurst Building, Arkle Road, Sandyford Business Park, Dublin, D18 X6N2
Israel	
ISR1:	Meitar, Attorneys at Law, 16 Abba Hillel Road, Ramat Gan 5250608
Italy	
ITA1:	Via Marostica 1, 20146, Milan
ITA2:	Studio Colombo e Associati, Via San Damiano 9, 20122, Milan
Japan	
JPN1:	1-9-15 Higashi-Azabu, Minato-Ku, Tokyo, 106-044
JPN2:	11F, Yaesu Central Tower, Tokyo Midtown Yaesu, 2-2-1 Yaesu Chuo-ku, Tokyo 104-0028
Korea (Republic of)	
KOR1:	Chunwoo Building, 4th floor, 534 Itaewon-dong, Yongsan-gu, Seoul, 140-861
KOR2:	206 Noksapyeong-daero, Yongsan-gu, Seoul, 140-861
KOR3:	1622-24 Block A Terra Tower 2, 201 Songpa-daero, Songpa-gu, Seoul
KOR4:	4th floor at 195-6 Jamsil-dong, Songpagu, Seoul
Macau	
MAC1:	Rua De Xangai, No. 175 Edif. Associacao Comercial de Macau, 11 Andar, Bloco K

Registered offices	
Malaysia	
MYS1:	Suite 29-1, Level 29, Vertical Corporate, Tower B, Avenue 10, The Vertical, 59200 Bangsar South City, Kuala Lumpur
Mexico	
MEX1:	Masson-Doyma Mexico S.A., Av Insurgentes Sur 1388 Piso 8, Col Actipan Mixcoac Del. Benito Juarez, Mexico DF, CP 03230
MEX2:	Avenida Paseo de la Reforma 243, Piso 15, Col. Cuauhtemoc, Mexico City, 06500
MEX3:	Av. Miguel Hidalgo y Costilla, 1995 piso 6 oficina 10 , Guadalajara, Jalisco, 46600
Netherlands	
NLD1:	Radarweg 29, 1043 NX Amsterdam
NLD2:	Hanzestraat 1, 7006RH Doetinchem
New Zealand	
NZL1:	Level 1, 138 The Terrace, P.O. Box 472, Wellington 6011
Philippines	
PHL1:	Building H, 2nd Floor, U.P. Ayalaland TechnoHub, Commonwealth Avenue, Quezon City, Metro Manila, 1101
Poland	
POL1:	Plac Grunwaldzki 23-27, 50-365 Wroclaw
POL2:	Al. JJana Pawla II, 22, 00-133, Warszawa
Russia	
RUS1:	Building 1, Facility 1, Room 80, 9/26 Shchipok St., Municipal District Zamoskvorechye, 115054, Moscow
RUS2:	Building 1, Facility 1, Room 5, 9/26 Shchipok St., Municipal District Zamoskvorechye, 115054, Moscow
Singapore	
SGP1:	3 Killiney Road, #08-01 Winsland House 1, 239519
SGP2:	80 Robinson Road, #02-00, 068898
South Africa	
ZAF1:	Ground Floor Pebble Beach Building, Fourways Golf Park, 32 Roos Street, Sandton, 2191
ZAF2:	Building 8, Country Club Estate Office Park, 21 Woodlands Drive, Woodmead, Gauteng, 2191
Spain	
ESP1:	C/ Josep Tarradellas 20-30, 1º / 20029, Barcelona
Sweden	
SWE1:	Aurorum 8, 977 75 Lulea
Taiwan	
TWN1:	9F., No. 96, Sec. 2, Zhongshan N. Rd., Zhongshan Dist, Taipei, 10449
Thailand	
THA1:	Sathorn Nakorn Building, Floor 32, No. 100/68-69 North Sathon Road, Silom, Bangrak, Bangkok, 10500
THA2:	14th Floor, CTI Tower, 191/70-73 Ratchadapisek Road, Khwaeng Klongtoey, Klongtoey, Bangkok, 10110
THA3:	The Offices at Central World, Office R06, 999/9 Rama I Road, Pathumwan, Bangkok 10330
Turkey	
TUR1:	Maslak Mah. Bilim Sokak Sun Plaza Kat:13 Sisli-Maslak, Istanbul
TUR2:	Esentepe Mah. Ali Kaya Sk. Polat Plaza B Blok No: 1 /1b Sisli, Istanbul
TUR3:	Tuyap Fuar ve Kongre Merkezi, Cumhuriyet Mah. Hadimkoy Yolu Cad. No:9/4 , 34500 Buyukcekmece, Istanbul
United Arab Emirates	
UAE1:	Office 303, 3rd Floor Arjaan Office Tower Al Sufouh Complex, PO Box 502425, Dubai Media City, Dubai
UAE2:	Al Sufouh Complex, Office nos. 404, 405, 406 & 407, Dubai Media City, Dubai

28 Related undertakings (continued)

Registered offices

United Kingdom

GBR1:	1-3 Strand, London, WC2N 5JR
GBR2:	Quadrant House, The Quadrant, Sutton, Surrey, SM2 5AS
GBR3:	Gateway House, 28 The Quadrant, Richmond, Surrey, TW9 1DN
GBR4:	Lexis House, 30 Farringdon Street, London, EC4A 4HH
GBR5:	Global Reach, Dunleavy Drive, Cardiff, CF11 0SN
GBR6:	125 London Wall, London, EC2Y 5AS
GBR7:	5 Oakwood Drive, Loughborough, LE11 3QF
GBR8:	Biodata Innovation Centre Wellcome Genome Campus, Hinxton, Cambridge, CB10 1DR

United States

USA1:	1000 Alderman Dr., Alpharetta, GA 30005
USA2:	230 Park Ave, New York, NY 10169
USA3:	Suite 501, 1105 North Market St, Wilmington, DE 19801
USA4:	1150 18th St, NW, Washington, DC 20036
USA5:	9443 Springboro Pike, Miamisburg, OH 45342
USA6:	c/o Aon Insurance Managers (USA) Inc, 100 Bank Street, Suite 630 Burlington, Vermont 05401
USA7:	#1095 Wilson, Ste 3, San Juan, PR 00907

Vietnam

VIE1:	2nd Floor, Kova Center, 92G-92H Nguyen Huu Canh Street, Ward no. 22, District. Binh Thanh, Ho Chi Minh City

∗	Directly held by the Company
[1]	Nominee companies controlled by the group based on management's assessments

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 supported by guarantees issued by RELX PLC over their liabilities for the year ended 31 December 2023.

Company name	Registration number
Aistemos Limited	8644182
Butterworths Limited	2826955
Crediva Limited	6567484
Interfolio UK Ltd	7820803
Mack-Brooks Exhibitions Limited	967560
MLex Limited	5488651
Offshore Europe (Management) Limited	2318214
RE (RCB) Limited	3396524
RE (SOE) Limited	2330299
Reed Events Limited	5893942
RELX (Holdings) Limited	5807690
RELX (Investments) plc	5810043
RELX Overseas Holdings Limited	9489059
REV Venture Partners Limited	4226986
SciBite Limited	7778456
Tracesmart Limited	3827062

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

5 year summary

	2019 £m	2020 £m	2021 £m	2022 £m	**2023** **£m**
RELX consolidated financial information					
Growth rates					
Underlying revenue growth	+4%	-9%	+7%	+9%	**+8%**
Underlying adjusted operating profit growth	+5%	-18%	+13%	+15%	**+13%**
Adjusted earnings per share growth (at constant currency)	+7%	-15%	+17%	+10%	**+11%**
Adjusted figures[1]					
Revenue	7,874	7,110	7,244	8,553	**9,161**
EBITDA	2,935	2,567	2,697	3,174	**3,544**
Operating profit	2,491	2,076	2,210	2,683	**3,030**
Operating margin	31.6%	29.2%	30.5%	31.4%	**33.1%**
Profit before tax	2,200	1,916	2,077	2,489	**2,716**
Net profit attributable to shareholders	1,808	1,543	1,689	1,961	**2,156**
Net margin	23.0%	21.7%	23.3%	22.9%	**23.5%**
Cash flow	2,402	2,009	2,230	2,709	**2,962**
Cash flow conversion	96%	97%	101%	101%	**98%**
Return on invested capital	13.6%	10.8%	11.9%	12.5%	**14.0%**
Earnings per share	93.0p	80.1p	87.6p	102.2p	**114.0p**
Dividend[2]					
Ordinary dividend per share	45.7p	47.0p	49.8p	54.6p	**58.8p**
Reported figures					
Revenue	7,874	7,110	7,244	8,553	**9,161**
Operating profit	2,101	1,525	1,884	2,323	**2,682**
Profit before tax	1,847	1,483	1,797	2,113	**2,295**
Net profit attributable to shareholders	1,505	1,224	1,471	1,634	**1,781**
Net margin	19.1%	17.2%	20.3%	19.1%	**19.4%**
Net debt	6,191	6,898	6,017	6,604	**6,446**
Earnings per share (pence)	77.4p	63.5p	76.3p	85.2p	**94.1p**

(5) Adjusted figures are presented as additional performance measures used by management. Further details on the adjusted measures can be found in the Alternative performance measures section on pages 222 to 230.

(6) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year.



RELX PLC
company only
financial statements

In this section

Overview

Market segments

Corporate Responsibility

Financial review

Governance

**Financial statements
and shareholder information**

RELX PLC statement of financial position

AS AT 31 DECEMBER	Note	2022 £m	2023 £m
Non-current assets			
Investments in subsidiary undertakings	1	18,333	**18,339**
		18,333	**18,339**
Current assets			
Receivables: amounts due from subsidiary undertakings		1,469	**1,513**
Total assets		19,802	**19,852**
Current liabilities			
Taxation		1	**26**
Other payables		154	**154**
Payables: amounts owed to subsidiary undertakings		10	**-**
		165	**180**
Net assets		19,637	**19,672**
Capital and reserves			
Share capital		279	**275**
Share premium		1,517	**1,558**
Shares held in treasury		(312)	**(435)**
Capital redemption reserve		43	**47**
Other reserves		183	**189**
Merger reserve		11,150	**11,150**
Net profit		1,056	**1,846**
Reserves		5,721	**5,041**
Shareholders' equity		19,637	**19,671**

The RELX PLC Company financial statements were approved by the Board of Directors and authorised for issue on 14 February 2024. They were signed on its behalf by:

N L Luff
Chief Financial Officer

RELX PLC statement of changes in equity

	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve [1] £m	Other reserves [2] £m	Merger reserve [1] £m	Net profit £m	Reserves [3] £m	Total £m
Balance at 1 January 2022	286	1,491	(789)	36	177	11,150	1,046	6,785	20,182
Total comprehensive income for the year	-	-	-	-	-	-	1,056	-	1,056
Dividends paid [4]	-	-	-	-	-	-	-	(983)	(983)
Repurchase of ordinary shares	-	-	(650)	-	-	-	-	-	(650)
Cancellation of shares	(7)	-	1,127	7	-	-	-	(1,127)	-
Issue of ordinary shares, net of expenses	-	26	-	-	-	-	-	-	26
Equity instruments granted to employees of the Group	-	-	-	-	6	-	-	-	6
Transfer of net profit to reserves	-	-	-	-	-	-	(1,046)	1,046	-
Balance at 1 January 2023	**279**	**1,517**	**(312)**	**43**	**183**	**11,150**	**1,056**	**5,721**	**19,637**
Total comprehensive income for the year	-	-	-	-	-	-	1,846	-	1,846
Dividends paid [4]	-	-	-	-	-	-	-	(1,059)	(1,059)
Repurchase of ordinary shares	-	-	(800)	-	-	-	-	-	(800)
Cancellation of shares	(4)	-	677	4	-	-	-	(677)	-
Issue of ordinary shares, net of expenses	-	41	-	-	-	-	-	-	41
Equity instruments granted to employees of the Group	-	-	-	-	6	-	-	-	6
Transfer of net profit to reserves	-	-	-	-	-	-	(1,056)	1,056	-
Balance at 31 December 2023	**275**	**1,558**	**(435)**	**47**	**189**	**11,150**	**1,846**	**5,041**	**19,671**

(1) The capital redemption and merger reserve do not form part of the distributable reserves balance.
(2) Other reserves relate to equity instruments granted to employees of the Group under share based remuneration arrangements, and do not form part of the distributable reserves balance.
(3) Distributable reserves at 31 December 2023 were £6,452m (2022: £6,465m) comprising net profit and reserves, net of shares held in treasury.
(4) Refer to note 13 of the RELX consolidated financial statements on page 189 for further dividend disclosure.

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Financial statements and shareholder information

RELX PLC accounting policies

Basis of preparation
RELX PLC meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (FRC). Accordingly, the financial statements are prepared in accordance with FRS 101 (Financial Reporting Standard 101) – Reduced Disclosure Framework as issued by the Financial Reporting Council, incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and the amendments to company law made by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015.

As permitted by FRS 101, RELX PLC has taken advantage of the disclosure exemptions available under that standard in relation to share based payments, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions.

The RELX PLC financial statements have been prepared on the historical cost basis.

Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The RELX PLC financial statements should be read in conjunction with the Group consolidated financial statements and notes presented on pages 166 to 211, which are also presented as the RELX PLC consolidated financial statements. See the Basis of preparation of the consolidated financial statements on page 171.

The RELX PLC financial statements are prepared on a going concern basis, as explained on page 105.

As permitted by Section 408 of the Companies Act 2006, and in compliance with The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015, the Company has not presented its own profit and loss account but has presented the net profit for the year on the statement of changes in equity.

The RELX PLC accounting policies under FRS 101 are set out below.

Investments
Fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over RELX PLC ordinary shares to employees of the Group are treated as a capital contribution.

Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 23 of the Group consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Refer to note 9 on pages 182 to 185 of the consolidated financial statements for the taxation accounting policies.

Financial guarantee contracts
Financial guarantee contracts are recorded at fair value on initial recognition and subsequently assessed for any changes in the risk of default which would result in an expense recorded in the income statement.

Notes to the RELX PLC financial statements

1 Investments

	Subsidiary undertaking £m	Total £m
At 1 January 2022	18,327	18,327
Equity instruments granted to employees of the Group	6	6
At 1 January 2023	**18,333**	**18,333**
Equity instruments granted to employees of the Group	**6**	**6**
At 31 December 2023	**18,339**	**18,339**

2 Related party transactions

All transactions with subsidiaries and the Group's employees, which are related parties of RELX PLC, are reflected in these financial statements. Transactions with key management personnel including share based remuneration costs are set out in note 25 of the Group consolidated financial statements and details of the Directors' remuneration are included in the Directors' Remuneration Report on pages 128 to 148.

3 Guarantees and contingent liabilities

There are financial guarantees given by RELX PLC in respect of debt within subsidiary undertakings:

	2022 £m	**2023 £m**
Guarantees	6,518	**6,446**

Financial instruments disclosures in respect of the debt covered by the above guarantees are given in note 17 of the Group's consolidated financial statements. The probability of default is remote and there was no change in the assessment of the risk of default during the year.

RELX PLC has issued guarantees over the liabilities of 16 of its UK subsidiaries which will be taking advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2023. Refer to note 28 of the Group consolidated financial statements for further details.

Overview

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Financial statements and shareholder information

Other financial information





Overview

Market segments

Corporate Responsibility

Financial review

Governance

**Financial statements
and shareholder information**

Summary consolidated financial information in US dollars

Basis of preparation

The Group's consolidated financial information is presented in sterling. The summary financial information is a simple translation of the Group's consolidated financial statements into US dollars at the stated rates of exchange. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION	Income statement			Statement of financial position		
	2021	2022	**2023**	2021	2022	**2023**
US dollars to sterling	1.38	1.24	**1.24**	1.35	1.21	**1.28**

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2021 $m	2022 $m	2023 $m
Revenue	9,997	10,606	**11,360**
Operating profit	2,600	2,881	**3,326**
Profit before tax	2,480	2,620	**2,846**
Net profit attributable to shareholders	2,030	2,026	**2,208**
EBITDA	3,722	3,936	**4,395**
Adjusted operating profit	3,050	3,327	**3,757**
Adjusted profit before tax	2,866	3,086	**3,368**
Adjusted net profit attributable to shareholders	2,331	2,432	**2,673**
Adjusted earnings per American Depositary Share (ADS)	$1.209	$1.268	**$1.413**
Basic earnings per ADS	$1.053	$1.056	**$1.167**
Net dividend per ADS paid in the year	$0.658	$0.635	**$0.693**
Net dividend per ADS paid and proposed in relation to the financial year	$0.687	$0.677	**€0.729**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2021 $m	2022 $m	2023 $m
Net cash from operating activities	2,782	2,977	**3,047**
Net cash used in investing activities	(530)	(1,065)	**(706)**
Net cash used in financing activities	(2,216)	(1,654)	**(2,551)**
Increase/(decrease) in cash and cash equivalents	36	258	**(210)**
Movement in cash and cash equivalents			
At start of year	121	153	**404**
Increase/(decrease) in cash and cash equivalents	36	258	**(210)**
Exchange translation differences	(4)	(7)	**4**
At end of year	153	404	**198**
Adjusted cash flow	3,077	3,359	**3,673**

Consolidated statement of financial position

AS AT 31 DECEMBER	2021 $m	2022 $m	2023 $m
Non-current assets	15,526	15,440	**15,415**
Current assets	3,182	3,713	**3,622**
Assets held for sale	–	–	**56**
Total assets	18,708	19,153	**19,093**
Current liabilities	5,060	6,276	**7,009**
Liabilities associated with assets held for sale	–	–	**18**
Non-current liabilities	9,296	8,334	**7,665**
Total liabilities	14,356	14,610	**14,692**
Net assets	4,352	4,543	**4,401**

Summary consolidated financial information in euros

Basis of preparation
The Group's consolidated financial information is presented in sterling. The summary financial information is a simple translation of the Group's consolidated financial statements into euros at the stated rates of exchange.

EXCHANGE RATES FOR TRANSLATION	Income statement			Statement of financial position		
	2021	2022	**2023**	2021	2022	**2023**
Euro to sterling	1.16	1.17	**1.15**	1.19	1.13	**1.15**

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2021 €m	2022 €m	**2023 €m**
Revenue	8,403	10,007	**10,535**
Operating profit	2,185	2,718	**3,084**
Profit before tax	2,085	2,472	**2,639**
Net profit attributable to shareholders	1,706	1,912	**2,048**
EBITDA	3,129	3,714	**4,076**
Adjusted operating profit	2,564	3,139	**3,485**
Adjusted profit before tax	2,409	2,912	**3,123**
Adjusted net profit attributable to shareholders	1,959	2,294	**2,479**
Adjusted earnings per ordinary share	€1.016	€1.196	**€1.310**
Basic earnings per ordinary share	€0.885	€0.997	**€1.083**
Net dividend per ordinary share paid in the year	€0.553	€0.599	**€0.643**
Net dividend per ordinary share paid and proposed in relation to the financial year	€0.578	€0.639	**€0.676**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2021 €m	2022 €m	**2023 €m**
Net cash from operating activities	2,338	2,809	**2,826**
Net cash used in investing activities	(445)	(1,005)	**(654)**
Net cash used in financing activities	(1,863)	(1,561)	**(2,366)**
Increase/(decrease) in cash and cash equivalents	30	243	**(194)**
Movement in cash and cash equivalents			
At start of year	99	134	**377**
Increase/(decrease) in cash and cash equivalents	30	243	**(194)**
Exchange translation differences	5	–	**(5)**
At end of year	134	377	**178**
Adjusted cash flow	2,587	3,170	**3,406**

Consolidated statement of financial position

AS AT 31 DECEMBER	2021 €m	2022 €m	**2023 €m**
Non-current assets	13,686	14,419	**13,849**
Current assets	2,805	3,468	**3,255**
Assets held for sale	–	–	**51**
Total assets	16,491	17,887	**17,155**
Current liabilities	4,460	5,861	**6,297**
Liabilities associated with assets held for sale	–	–	**16**
Non-current liabilities	8,194	7,783	**6,886**
Total liabilities	12,654	13,644	**13,199**
Net assets	3,837	4,243	**3,956**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group's performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX's ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

See below for a list of key APMs used by the Group, along with a description of each measure, its purpose, details of the closest equivalent IFRS measure (where applicable) and a reference to where it has been used in the financial statements.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Income statement				
Constant currency growth	No direct equivalent	Constant currency growth measures are calculated using the previous financial year's full-year average and hedge exchange rates	Provides a measure of year-on-year growth excluding the impact of exchange rate movements	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report
Underlying growth	No direct equivalent	Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling	This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report

	Note	2022 £m	**2023 £m**	2022 %	**2023 %**
Reported revenue growth	2	1,309	**608**	+18%	**+7%**
Components of reported revenue growth					
Underlying revenue growth		656	**635**	+9%	**+8%**
Exhibitions cycling		106	**(52)**	+2%	**-1%**
Acquisitions		38	**28**	0%	**0%**
Disposals		(34)	**(18)**	0%	**0%**
Total revenue growth at constant currency		766	**593**	+11%	**+7%**
Currency effect		543	**15**	+7%	**0%**
Reported revenue growth		1,309	**608**	+18%	**+7%**

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Financial statements and shareholder information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Underlying growth (continued)				

	Note	2022 £m	2023 £m	2022 %	2023 %
Reported adjusted operating profit growth		473	**347**	+21%	**+13%**
Components of adjusted operating profit growth					
Underlying adjusted operating profit growth		326	**335**	+15%	**+13%**
Acquisitions		(6)	**(8)**	0%	**-1%**
Disposals		(14)	**(3)**	-1%	**0%**
Total adjusted operating profit growth at constant currency		306	**324**	+14%	**+12%**
Currency impact		167	**23**	+7%	**+1%**
Reported adjusted operating profit growth		473	**347**	+21%	**+13%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating profit	Operating profit	Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures and associates	This is the key financial measure used by management to evaluate performance and allocate resources	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report Note 2

	Note	2022 £m	2023 £m
Operating profit	2,3	2,323	**2,682**
Adjustments:			
Amortisation of acquired intangible assets	2	296	**280**
Acquisition-related items		62	**56**
Reclassification of tax in joint ventures and associates		4	**12**
Reclassification of net finance income in joint ventures and associates		(2)	**-**
Adjusted operating profit		2,683	**3,030**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating margin	No direct equivalent	Calculated as adjusted operating profit divided by revenue	As above	Financial highlights Business overview Financial review
Earnings before interest, tax, depreciation and amortisation (EBITDA)	No direct equivalent	Calculated as adjusted operating profit before depreciation of property, plant and equipment (PPE) and right-of-use assets and amortisation of internally developed intangible assets, including pre-publication costs	Provides a measure of the operating performance of the business that is widely used by relevant stakeholders in evaluating company performance	Chair's statement Financial review

	Note	2022 £m	**2023** **£m**
Adjusted operating profit	2	2,683	**3,030**
Total depreciation and other amortisation*	2,3	491	**514**
EBITDA		3,174	**3,544**

* Excludes amortisation of acquired intangibles.

EBITDA Margin	No direct equivalent	Calculated as EBITDA divided by revenue	As above	Business overview Financial review
Adjusted interest expense	Interest expense	Reported interest expense, less the pension financing charge, plus the share of net finance income from joint ventures and associates	Provides a measure of the Group's interest expense for the funding of business operations that is comparable from year to year	Financial review

	Note	2022 £m	**2023** **£m**
Interest expense	7	201	**315**
Pension financing charge	6	(5)	**(1)**
Share of net finance income from joint ventures and associates		(2)	**-**
Adjusted interest expense		194	**314**

Adjusted profit before tax	Profit before tax	Profit before tax before amortisation of acquired intangible assets, acquisition-related items, reclassification of taxes in joint ventures and associates, net interest on the net defined benefit pension obligation and disposals and other non-operating items	Provides a measure used by management to evaluate performance and allocate resources	Financial highlights Financial review

	Note	2022 £m	**2023** **£m**
Profit before tax		2,113	**2,295**
Adjustments:			
Amortisation of acquired intangible assets	2	296	**280**
Acquisition-related items	2	62	**56**
Reclassification of tax in joint ventures and associates		4	**12**
Net interest on net defined benefit pension obligation	6	5	**1**
Disposals and other non-operating items	8	9	**72**
Adjusted profit before tax		2,489	**2,716**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted tax charge	Income tax expense	Tax expense excluding the deferred tax movements associated with goodwill and acquired intangible assets, tax on other acquisition-related items, reclassification of tax on joint ventures and associates, tax on net interest payments on the net defined benefit pension obligation and on disposals and other non-operating items	Provides a measure of the Group's tax expense relating to operating activities	Financial review

	Note	2022 £m	**2023 £m**
Tax charge	9	(481)	**(507)**
Adjustments:			
Deferred tax movements on goodwill and acquired intangible assets*		30	**32**
Other deferred tax credits from intangible assets**		(64)	**(61)**
Tax on acquisition-related items		(13)	**(8)**
Reclassification of tax in joint ventures and associates		(4)	**(12)**
Tax on net interest on net defined benefit pension obligation		(1)	**-**
Tax on disposals and other non-operating items		3	**3**
Adjusted tax charge		(530)	**(553)**

* The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

** Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Effective tax rate	Income tax rate	Income tax expense expressed as a percentage of profit before tax. For a reconciliation between the net tax expense charged on profit before tax and the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, refer to note 9	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year	Financial review Note 9
Adjusted effective tax rate	No direct equivalent	Calculated as the adjusted tax charge as a percentage of adjusted profit before tax	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year	Financial review

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and shareholder information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted net profit attributable to shareholders	Net profit attributable to shareholders	Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items	Provides a measure of the Group's profitability after tax attributable to shareholders	Financial highlights Financial review Note 10

	Note	2022 £m	2023 £m
Net profit attributable to shareholders	10	1,634	**1,781**
Adjustments (post-tax):			
Amortisation of acquired intangible assets		326	**312**
Other deferred tax credits from intangible assets*		(64)	**(61)**
Acquisition-related items		49	**48**
Net interest on net defined benefit pension obligation		4	**1**
Disposals and other non-operating items		12	**75**
Adjusted net profit attributable to shareholders		1,961	**2,156**

*   Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted earnings per share	Earnings per share	Adjusted net profit attributable to shareholders divided by the weighted average number of shares	Provides a measure of the Group's earnings per share that is comparable from year to year	Financial highlights Chair's statement CEO report Business overview Financial review Note 10

	Note	2022	2023
Adjusted net profit attributable to shareholders (£m)	10	1,961	**2,156**
Weighted average number of shares (m)	10	1,918.5	**1,891.8**
Adjusted earnings per share (p)		102.2	**114.0**

Cash flow statement

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Adjusted cash flow	Cash generated from operations	Cash generated from operations plus dividends from joint ventures and associates less net capital expenditure on property, plant and equipment (PPE) and internally developed intangible assets, repayment of lease principal and sublease payments received and excluding pension deficit payments and payments in relation to acquisition-related items. Exceptional cash costs in the Exhibitions business have also been excluded	Provides a measure of the Group's operating cash flow that is comparable from year to year	Financial highlights Financial review

	Note	2022 £m	2023 £m
Cash generated from operations	11	3,061	**3,370**
Adjustments:			
Dividends received from joint ventures and associates	15	33	**21**
Purchases of PPE	16	(36)	**(30)**
Proceeds from disposals of PPE		–	**7**
Expenditure on internally developed intangible assets		(400)	**(447)**
Payments in relation to acquisition-related items		54	**56**
Pension recovery payment		50	**50**
Repayment of lease principal		(79)	**(72)**
Sublease payments received		1	**2**
Exceptional costs in Exhibitions		25	**5**
Adjusted cash flow		2,709	**2,962**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Adjusted cash flow conversion	No direct equivalent	Adjusted cash flow divided by adjusted operating profit	Provides a measure of turning operating profit into cash	Financial highlights Business overview Financial review

	Note	2022 £m	2023 £m
Adjusted cash flow		2,709	**2,962**
Adjusted operating profit	2	2,683	**3,030**
Adjusted cash flow conversion		101%	**98%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Free cash flow	Cash inflow from operating activities	Adjusted cash flow less net interest paid, cash tax paid, acquisition-related payments and exceptional costs paid in relation to the Exhibitions business	Provides a measure of cash flows that could be used for organic investment in the business, acquisitions, distribution of dividends, share buybacks or the repayment of debt	Financial review Note 17

	Note	2022 £m	2023 £m
Adjusted cash flow		2,709	**2,962**
Interest paid (net)		(165)	**(294)**
Cash tax paid*	9	(495)	**(619)**
Exceptional costs in Exhibitions		(25)	**(5)**
Acquisition-related items		(54)	**(56)**
Free cash flow		1,970	**1,988**

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Net capital employed	No direct equivalent	Net goodwill and acquired intangible assets, net internally developed intangible assets, net property, plant and equipment, right-of-use assets and investments less net pension obligations and working capital	Provides a measure of the capital used in operations	Financial review

	Note	2022 £m	**2023 £m**
Goodwill and acquired intangible assets*		10,477	**9,784**
Internally developed intangible assets*	14	1,435	**1,477**
Property, plant and equipment*, right-of-use assets* and investments		557	**487**
Net pension obligations	6	(55)	**(63)**
Working capital		(1,325)	**(1,296)**
Net capital employed		11,089	**10,389**

* Net of accumulated depreciation and amortisation.

Invested capital	No direct equivalent	Net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating investments and the gross up to goodwill in respect of deferred tax, and other items	Used to calculate the return on invested capital (see below)	Financial review Directors' report

	Note	2022 £m	**2023 £m**
Net capital employed		11,089	**10,389**
Accumulated amortisation and impairment of acquired intangible assets and goodwill		8,000	**7,885**
Non-operating investments	15	(127)	**(97)**
Deferred tax on goodwill and other		(1,392)	**(1,336)**
Invested capital		17,570	**16,841**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Return on invested capital (ROIC)	No direct equivalent	Post tax adjusted operating profit expressed as a percentage of average invested capital	This is a key financial measure used by management that demonstrates the efficiency of the use of capital	Financial highlights Business overview Financial review

	Note	2022	**2023**
Adjusted operating profit	2	2,683	**3,030**
Tax at adjusted effective rate		(571)	**(618)**
Adjusted effective tax rate		21.3%	**20.4%**
Adjusted operating profit after tax		2,112	**2,412**
Average invested capital*		16,920	**17,184**
ROIC		12.5%	**14.0%**

* Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax, and to add back exceptional restructuring costs.

Capital expenditure	No direct equivalent	Additions to property, plant and equipment and internally developed intangible assets	Provides a measure of the amounts invested in new products and related infrastructure across the business	Chair's statement Financial review Directors' report Governance Note 2

	Note	2022 £m	**2023 £m**
Additions to property, plant and equipment	16	36	**30**
Additions to internally developed intangible assets	14	400	**447**
Capital expenditure		436	**477**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Statement of financial position				
Net debt / net debt for leverage ratio	No direct equivalent	Net debt: debt less cash and cash equivalents, related derivative financial instruments and finance lease receivables	Provides a measure of the Group's level of indebtedness	Financial highlights Chair's statement Financial review Governance Directors' report Note 17

	Note	2022 £m	2023 £m
Debt	11,21	6,730	**6,497**
Cash and cash equivalents	11	(334)	**(155)**
Related derivative financial instruments	11	213	**108**
Finance lease receivables	11	(5)	**(4)**
Net debt	11	6,604	**6,446**
Net pension obligation	6	184	**182**
Net debt for leverage ratio		6,788	**6,628**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Leverage ratios	No direct equivalent	For details of the closest equivalent IFRS measures to net debt and EBITDA, see above. For the purpose of calculating leverage ratios, share of results in joint ventures and associates, the equity share of finance income, finance costs, taxes and amortisation in joint ventures and associates, and acquisition-related items are deducted from EBITDA	Provides a measure of the financial leverage of the Group	Chair's statement Financial review Governance

	Note	2022 £m	2023 £m	2022 $m*	2023 $m*
EBITDA		3,174	**3,544**	3,936	**4,395**
Less joint venture and associates adjusted operating profit		(22)	**(59)**	(27)	**(73)**
Acquisition-related items	2	(62)	**(56)**	(77)	**(69)**
EBITDA for leverage ratio		3,090	**3,429**	3,832	**4,253**
Net debt for leverage ratio		6,788	**6,628**	8,213	**8,484**
EBITDA for leverage ratio		3,090	**3,429**	3,832	**4,253**
Leverage ratio				2.1x	2.0x

* EBITDA and net debt have been translated from sterling to US dollars using, respectively, average and year end exchange rates, as shown on page 206.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Shareholder information

In this section

Shareholder information

2023 Annual Report including Corporate Responsibility Report and Financial Statements (the Annual Report)

The Annual Report for RELX PLC (the Company) for the year ended 31 December 2023 is available on the Company's website, and from the registered office of RELX PLC shown on page 153. Additional financial information, including the interim and full-year results announcements, trading updates and presentations, is also available on the Company's website **www.relx.com**.

The consolidated financial statements set out in the Annual Report are expressed in sterling, with summary financial information expressed in Euro and US dollars.

Share price information
RELX PLC's ordinary shares are traded on the London Stock Exchange.

	RELX PLC
Trading symbol	REL
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the Euronext Amsterdam Stock Exchange.

	RELX PLC
Trading symbol	REN
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

	RELX PLC ADRs
Ratio to ordinary shares	1:1
Trading symbol	RELX
CUSIP code	759530108

The RELX PLC ordinary share price and the ADS price may be obtained from the Company's website, other online sources and the financial pages of some newspapers.

For further information visit the 'Investor Centre' section of the Company's website **www.relx.com/investorcentre**

Information for registered ordinary shareholders

Shareholder services
The RELX PLC ordinary share register is administered by Equiniti Limited. Equiniti provides a free online portal for shareholders at **www.shareview.co.uk**. Shareview allows shareholders to monitor the value of their shareholdings, view their dividend payments and submit dividend mandate instructions. Shareholders can also submit their proxy voting instructions ahead of Company meetings and update their personal contact details. Shareview Dealing provides a share purchase and sale facility. Equiniti's contact details are shown on page 234.

Electronic communications
While hard copy shareholder communications continue to be available to those shareholders requesting them, in accordance with the Companies Act 2006 and the Company's Articles of Association, the Company uses its website as the main method of communicating with shareholders. By registering their details online at Shareview, shareholders can be notified by email when shareholder communications are published on the Company's website. Shareholders can also use the Shareview website to appoint a proxy to vote on their behalf at shareholder meetings.

Shareholders who hold their Company shares through CREST may appoint proxies for shareholder meetings through the CREST electronic proxy appointment service by using the procedures described in the CREST manual.

Dividend mandates
Shareholders are encouraged to have their dividends paid directly into a UK bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date. A dividend mandate form can be obtained online at **www.shareview.co.uk**, or by contacting Equiniti.

Equiniti has established a service for overseas shareholders in over 90 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at **www.shareview.co.uk/info/ops** or by contacting Equiniti at the address shown on page 234.

Dividend Reinvestment Plan
Shareholders can choose to reinvest their Company dividends by purchasing further shares through the Dividend Reinvestment Plan (DRIP) provided by Equiniti. Further information concerning the DRIP facility, together with the terms and conditions and an application form can be obtained online at **www.shareview.co.uk/info/drip** or by contacting Equiniti at the address shown on page 234.

Share dealing service

A telephone and internet dealing service is available through Equiniti, which provides a simple way for UK resident shareholders to buy or sell their shares. For telephone dealing call +44 (0)345 603 7037 between 8.30am and 5.30pm (UK time), Monday to Friday (excluding public holidays in England and Wales), and for internet dealing log on to 🖥 **www.shareview.co.uk/dealing**. You will need your shareholder reference number as shown on your dividend confirmation.

ShareGift

The Orr Mackintosh Foundation operates a scheme for shareholders with small shareholdings, that may be too small to sell economically, to make donations of shares. Details of the scheme can be obtained from the ShareGift website at 🖥 **www.sharegift.org**, or by telephoning ShareGift on +44 (0)20 7930 3737.

Sub-division of ordinary shares and share consolidation

On 28 July 1986, each RELX PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997, each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008, the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of 14$\frac{51}{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax

The mid-market price of RELX PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above results in an equivalent mid-market price of 40.72p for each existing ordinary share of 14$\frac{51}{116}$p nominal value.

Warning to shareholders – unsolicited investment advice

- From time to time shareholders may receive unsolicited calls from fraudsters
- Fraudsters use persuasive and high-pressure tactics to lure investors into scams, sometimes known as boiler room scams
- They may offer to sell shares that turn out to be worthless or non-existent, or to buy shares at an inflated price in return for an upfront payment
- While high profits are promised, if you buy or sell shares in this way you will probably lose your money
- Thousands of people contact the Financial Conduct Authority (FCA) about investment fraud each year

How to avoid share fraud and boiler room scams

The FCA has issued some guidance on how to recognise and avoid investment fraud:

- Legitimate firms authorised by the FCA are unlikely to contact you unexpectedly with an offer to buy or sell shares
- If you receive an unsolicited phone call, do not get into a conversation, note the name of the person and firm contacting you and then end the call
- Check the Financial Services Register available at 🖥 **register.fca.org.uk** to see if the person and firm contacting you is authorised by the FCA. If you wish to call the person or firm back, only use the contact details listed on the Register
- Call the FCA on 0800 111 6768 if the firm does not have any contact details on the Register, or if you are told that they are out of date
- Search the list of unauthorised firms to avoid at 🖥 **www.fca.org.uk/consumers/unauthorised-firms-individuals#list**
- If you do buy or sell shares through an unauthorised firm, you will not have access to the Financial Ombudsman Service or the Financial Services Compensation Scheme
- Consider obtaining independent financial and professional advice before you hand over any money. If it sounds too good to be true, it probably is

How to report a scam

If you are approached by fraudsters, please tell the FCA using the share fraud reporting form at 🖥 **www.fca.org.uk/consumers/report-scam-unauthorised-firm**, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have already paid money to share fraudsters, you should contact Action Fraud on 0300 123 2040 or use its online tool: 🖥 **www.actionfraud.police.uk/report_fraud**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Shareholder information and contacts

Information for holders of ordinary shares held through Euroclear Nederland

Shareholders with enquiries concerning RELX PLC ordinary shares that are not held directly on the Register of Members and are ultimately held through Nederlands Centraal Instituut voor Giraal Effectenverkeer BV (Euroclear Nederland) should direct their enquiries to the broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Dividend Reinvestment Plan
Shareholders can choose to reinvest Company dividends by purchasing shares through the Dividend Reinvestment Plan (DRIP) provided by ABN AMRO Bank NV. Further information concerning the DRIP facility can be obtained via as.exchange.agency@nl.abnamro.com.

Information for ADR holders

ADR shareholder services
Enquiries concerning RELX PLC ADRs should be addressed to the ADR Depositary, Citibank NA, at the address shown below. Dividend payments on RELX PLC ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F
The RELX Annual Report on Form 20-F is filed electronically with the United States Securities and Exchange Commission and is available on the Company's website, or from the ADR Depositary at the address shown below.

Dividend currency elections

Shareholders appearing on the Register of Members or holding their shares through CREST will continue to receive their dividends in Pounds Sterling, but will have the option to elect to receive their dividends in Euro. Euro payments will be made by cheque only.

Shareholders who appear on the Register of Members and wish to receive their dividend in Euro should contact our Registrar, Equiniti on +44 (0)371 384 2960 for a dividend election form and further information regarding the Euro dividend option. Alternatively, shareholders can view and update their current dividend elections by registering for a Shareview Portfolio at **www.shareview.co.uk/register**.

Shareholders who hold their shares through CREST and wish to receive their dividend in Euro, must do so by following the CREST Elections process.

Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers), will automatically receive their dividends in Euro, but will have the option to elect to receive their dividends in Pounds Sterling.

Shareholders who hold their shares through Euroclear Nederland and wish to receive their dividends in Pounds Sterling should contact their broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Contacts

RELX PLC
Head Office and Registered Office
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditor
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
West Sussex
United Kingdom

www.shareview.co.uk

Equiniti provide a range of services to shareholders. Extensive information including answers to frequently asked questions can be found online at www.shareview.co.uk

Tel: +44 (0)371 384 2960
*Lines are open from 8.30am to 5.30pm, UK time Monday to Friday (excluding public holidays in England and Wales). Please use the country code when dialling from outside the UK.

Listing/paying agent for shares listed on Euronext Amsterdam held through Euroclear Nederland
ABN AMRO Bank NV
Department Corporate Broking and Issuer Services HQ7212
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Email: as.exchange.agency@nl.abnamro.com

RELX PLC ADR Depositary
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA

www.citi.com/dr

Email: citibank@shareholders-online.com
Tel: +1 877 248 4237
+1 781 575 4555 (callers outside the US)

2024 financial calendar

15 February	Results announcement for the year ended 31 December 2023
25 April	Trading update issued in relation to the 2024 financial year
25 April	Annual General Meeting
2 May	Ex-dividend date – 2023 final dividend, ordinary shares and ADRs
3 May	Record date – 2023 final dividend, ordinary shares and ADRs
20 May	Dividend currency and DRIP election deadline
24 May	Euro dividend equivalent announcement
13 June	Payment date – 2023 final dividend, ordinary shares
18 June	Payment date – 2023 final dividend, ADRs
25 July	Interim results announcement for the six months to 30 June 2024
1 August*	Ex-dividend date – 2024 interim dividend, ordinary shares and ADRs
2 August*	Record date – 2024 interim dividend, ordinary shares and ADRs

* Please note that these dates are provisional and subject to change. The 2024 interim dividend payment dates in respect of ordinary shares and ADRs will be confirmed by the Company in its 2024 Interim Results announcement, currently scheduled for release on 25 July 2024.

Dividend history
The following tables set out dividends paid (or proposed) in relation to the three financial years 2021–2023.

ORDINARY SHARES	Pence per PLC ordinary share	Euro equivalent (€)	Payment date
Final dividend for 2023**	41.8	***	13 June 2024
Interim dividend for 2023	17.0	0.199	7 September 2023
Final dividend for 2022	38.9	0.447	7 June 2023
Interim dividend for 2022	15.7	0.186	8 September 2022
Final dividend for 2021	35.5	0.419	7 June 2022
Interim dividend for 2021	14.3	0.167	8 September 2021

ADRS	$ per PLC ADR	Payment date
Final dividend for 2023**	****	18 June 2024
Interim dividend for 2023	0.211761	12 September 2023
Final dividend for 2022	0.483332	12 June 2023
Interim dividend for 2022	0.180188	13 September 2022
Final dividend for 2021	0.444282	10 June 2022
Interim dividend for 2021	0.196582	13 September 2021

** Proposed dividend payment subject to shareholder approval at the Annual General Meeting of RELX PLC in April 2024.

*** Euro equivalent amount will be determined using the appropriate exchange rate on 24 May 2024.

**** ADR US$ equivalent amount will be determined using the appropriate exchange rate on 13 June 2024.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and shareholder information

Credits

Designed and produced by
Conran Design Group

Photography:
Board by
Douglas Fry, Piranha Photography

Printed by
Pureprint Group, ISO14001, FSC® certified and CarbonNeutral®

Printed on Revive 100 Silk which is made from 100% recovered waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its environmental printing technology; vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both manufacturing mill and printer are ISO14001 registered and are Forest Stewardship Council® (FSC®) chain-of-custody certified.








www.relx.com

